Exhibit 99.1

Annexure A This is Annexure A of 271 pages referred to in form 604 Notice of change of interests of substantial shareholder 02-Jul-24 Date 5. Consideration 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 52.38 AUD CDI 1:1 150 150 25-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 52.38 AUD CDI 1:1 1,015 1,015 25-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 52.38 AUD CDI 1:1 -1,916 -1,916 25-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,736 5,736 25-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -14,799 -14,799 25-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 13,000 13,000 25-Oct-21 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -140,797 -140,797 25-Oct-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -11,980 -11,980 25-Oct-21 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 -21,411 -21,411 25-Oct-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -5,469 -5,469 25-Oct-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -8,820 -8,820 25-Oct-21 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -10,454 -10,454 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,014 1,014 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -78 -78 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,199 2,199 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 52.52 AUD CDI 1:1 1,015 1,015 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 52.52 AUD CDI 1:1 1,128 1,128 26-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 52.52 AUD CDI 1:1 200 200 26-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 52.52 AUD CDI 1:1 -425 -425 26-Oct-21 BlackRock Financial Management, Inc. on mkt sell 52.52 AUD CDI 1:1 -497 -497 26-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,984 3,984 26-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -448 -448 26-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 245,409 245,409 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 404 404 27-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 51.39 AUD CDI 1:1 -772 -772 27-Oct-21 BlackRock Investment Management (UK) Limited on mkt sell 51.39 AUD CDI 1:1 -630 -630 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,880 2,880 27-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 82 82 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.36 AUD CDI 1:1 -25,135 -25,135 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.36 AUD CDI 1:1 -5,839 -5,839 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.36 AUD CDI 1:1 -5,812 -5,812 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.39 AUD CDI 1:1 -98 -98 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.40 AUD CDI 1:1 -3,888 -3,888 27-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.23 AUD CDI 1:1 -144 -144 27-Oct-21 BlackRock Investment Management, LLC on mkt sell 51.23 AUD CDI 1:1 -1,290 -1,290 27-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 51.43 AUD CDI 1:1 958 958 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.43 AUD CDI 1:1 3,060 3,060 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.43 AUD CDI 1:1 280 280 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.43 AUD CDI 1:1 262 262 27-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 51.43 AUD CDI 1:1 -4,785 -4,785 27-Oct-21 BlackRock Asset Management Canada Limited on mkt sell 51.43 AUD CDI 1:1 -101 -101 27-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.43 AUD CDI 1:1 3,733 3,733 27-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -236,409 -236,409 Emma Okoniewski, Authorised Signatory JAMES HARDIE INDUSTRIES PLC (JHX) Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY JHX page 1 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Oct-21 BlackRock Japan Co., Ltd. on mkt sell 51.64 AUD CDI 1:1 -295 -295 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.87 AUD CDI 1:1 423 423 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.87 AUD CDI 1:1 252 252 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.87 AUD CDI 1:1 504 504 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.87 AUD CDI 1:1 756 756 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.87 AUD CDI 1:1 263 263 28-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.87 AUD CDI 1:1 100 100 28-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.82 AUD CDI 1:1 -1,800 -1,800 28-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 51.82 AUD CDI 1:1 -1,848 -1,848 28-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 4,859 4,859 28-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,784 -3,784 28-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 129,375 129,375 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.74 AUD CDI 1:1 -92 -92 29-Oct-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 410 410 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.75 AUD CDI 1:1 -5,922 -5,922 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.75 AUD CDI 1:1 -287 -287 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.75 AUD CDI 1:1 -260 -260 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 51.65 AUD CDI 1:1 1,420 1,420 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 51.65 AUD CDI 1:1 6,227 6,227 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 51.65 AUD CDI 1:1 1,916 1,916 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 51.65 AUD CDI 1:1 -2,068 -2,068 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.65 AUD CDI 1:1 1,596 1,596 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 51.65 AUD CDI 1:1 -117 -117 29-Oct-21 BlackRock Advisors (UK) Limited on mkt buy 51.65 AUD CDI 1:1 263 263 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 51.65 AUD CDI 1:1 -57,379 -57,379 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 51.65 AUD CDI 1:1 -1,029 -1,029 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.65 AUD CDI 1:1 -6,128 -6,128 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt buy 51.65 AUD CDI 1:1 1,241 1,241 29-Oct-21 BlackRock Asset Management Canada Limited on mkt buy 51.65 AUD CDI 1:1 8,743 8,743 29-Oct-21 BlackRock Investment Management (Australia) Limited on mkt sell 51.65 AUD CDI 1:1 -3,596 -3,596 29-Oct-21 BlackRock Advisors (UK) Limited on mkt sell 51.65 AUD CDI 1:1 -343 -343 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.65 AUD CDI 1:1 -7,567 -7,567 29-Oct-21 BlackRock Institutional Trust Company, National Association on mkt sell 51.65 AUD CDI 1:1 -4,183 -4,183 29-Oct-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -971 -971 29-Oct-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 117,766 117,766 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 603 603 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 410 410 01-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.21 AUD CDI 1:1 -218 -218 01-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 52.16 AUD CDI 1:1 -24,797 -24,797 01-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 52.29 AUD CDI 1:1 -8,007 -8,007 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 52.26 AUD CDI 1:1 30 30 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 52.26 AUD CDI 1:1 252 252 01-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 52.26 AUD CDI 1:1 124 124 01-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,736 -5,736 01-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 124 124 01-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,457 1,457 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -78 -78 02-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 52.09 AUD CDI 1:1 -286 -286 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 328 328 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,450 1,450 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 51.99 AUD CDI 1:1 30 30 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 51.99 AUD CDI 1:1 1,036 1,036 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 51.99 AUD CDI 1:1 130 130 02-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 51.99 AUD CDI 1:1 260 260 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 51.99 AUD CDI 1:1 -100 -100 JHX page 2 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 51.99 AUD CDI 1:1 -3,633 -3,633 02-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,960 9,960 02-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -3,080 -3,080 02-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -4,012 -4,012 02-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -210 -210 02-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -174,587 -174,587 02-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 103 103 02-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 03-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 196,490 196,490 03-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 333 333 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.71 AUD CDI 1:1 -1,346 -1,346 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 53.71 AUD CDI 1:1 -60 -60 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.70 AUD CDI 1:1 -1,398 -1,398 03-Nov-21 BlackRock Investment Management, LLC on mkt buy 53.61 AUD CDI 1:1 953 953 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.70 AUD CDI 1:1 -17,742 -17,742 03-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 53.70 AUD CDI 1:1 -2,349 -2,349 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.87 AUD CDI 1:1 10,059 10,059 03-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.87 AUD CDI 1:1 710 710 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 53.32 AUD CDI 1:1 1,794 1,794 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 53.32 AUD CDI 1:1 1,437 1,437 03-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 53.32 AUD CDI 1:1 1,402 1,402 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.87 AUD CDI 1:1 249 249 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.87 AUD CDI 1:1 130 130 03-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.87 AUD CDI 1:1 100 100 03-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 53.87 AUD CDI 1:1 1,553 1,553 03-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 12 12 03-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -142,324 -142,324 03-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 2 2 03-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2 -2 04-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.92 AUD CDI 1:1 -4,911 -4,911 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,824 3,824 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,200 2,200 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 440 440 04-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 246 246 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.03 AUD CDI 1:1 60 60 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.03 AUD CDI 1:1 -210 -210 04-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.03 AUD CDI 1:1 130 130 04-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.03 AUD CDI 1:1 -131 -131 04-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.03 AUD CDI 1:1 1,076 1,076 04-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 53.88 AUD CDI 1:1 -7,051 -7,051 04-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,404 -1,404 04-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,808 -1,808 04-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -104 -104 04-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,824 3,824 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,002 1,002 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.85 AUD CDI 1:1 -1,963 -1,963 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.85 AUD CDI 1:1 -10,492 -10,492 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 3,441 3,441 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 1,092 1,092 JHX page 3 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 1,068 1,068 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,920 2,920 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,606 1,606 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.85 AUD CDI 1:1 9,580 9,580 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.85 AUD CDI 1:1 5,748 5,748 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.85 AUD CDI 1:1 958 958 05-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.85 AUD CDI 1:1 710 710 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.85 AUD CDI 1:1 420 420 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.85 AUD CDI 1:1 252 252 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.85 AUD CDI 1:1 924 924 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.85 AUD CDI 1:1 101 101 05-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.85 AUD CDI 1:1 101 101 05-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 54.85 AUD CDI 1:1 4,389 4,389 05-Nov-21 BlackRock Investment Management, LLC on mkt sell 54.85 AUD CDI 1:1 -2,635 -2,635 05-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 54.85 AUD CDI 1:1 96 96 05-Nov-21 BlackRock Financial Management, Inc. on mkt sell 54.85 AUD CDI 1:1 -3,219 -3,219 05-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,388 4,388 05-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,491 1,491 05-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 5 5 05-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -3,893 -3,893 05-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1 1 05-Nov-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,075 1,075 08-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,736 5,736 08-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.33 AUD CDI 1:1 60 60 08-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -233,786 -233,786 09-Nov-21 BlackRock Fund Advisors on mkt sell 54.12 AUD CDI 1:1 -299 -299 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 54.12 AUD CDI 1:1 -453 -453 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.12 AUD CDI 1:1 -146 -146 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.12 AUD CDI 1:1 -557 -557 09-Nov-21 BlackRock Advisors, LLC on mkt sell 54.12 AUD CDI 1:1 -382 -382 09-Nov-21 BlackRock International Limited on mkt sell 54.12 AUD CDI 1:1 -190 -190 09-Nov-21 BlackRock Investment Management, LLC on mkt sell 54.12 AUD CDI 1:1 -205 -205 09-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 54.55 AUD CDI 1:1 -2,644 -2,644 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 333 333 09-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.05 AUD CDI 1:1 26,820 26,820 09-Nov-21 BlackRock Advisors, LLC on mkt buy 54.06 AUD CDI 1:1 592 592 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.06 AUD CDI 1:1 2,016 2,016 09-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 54.06 AUD CDI 1:1 592 592 09-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.06 AUD CDI 1:1 1,072 1,072 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.94 AUD CDI 1:1 420 420 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.94 AUD CDI 1:1 1,916 1,916 09-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.94 AUD CDI 1:1 200 200 09-Nov-21 BlackRock Advisors, LLC on mkt buy 53.94 AUD CDI 1:1 2,711 2,711 09-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,352 2,352 09-Nov-21 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 3,080 3,080 09-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1,491 -1,491 09-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1 -1 09-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,000 6,000 10-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 54.72 AUD CDI 1:1 1,206 1,206 10-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 54.71 AUD CDI 1:1 -1,270 -1,270 JHX page 4 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.73 AUD CDI 1:1 -704 -704 10-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.73 AUD CDI 1:1 -1,167 -1,167 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 945 945 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.78 AUD CDI 1:1 9,106 9,106 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.78 AUD CDI 1:1 1,739 1,739 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.78 AUD CDI 1:1 1,722 1,722 10-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.77 AUD CDI 1:1 710 710 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.77 AUD CDI 1:1 1,022 1,022 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.77 AUD CDI 1:1 130 130 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.77 AUD CDI 1:1 249 249 10-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.77 AUD CDI 1:1 124 124 10-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.77 AUD CDI 1:1 -1,111 -1,111 10-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.77 AUD CDI 1:1 420 420 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,386 4,386 10-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,640 6,640 10-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -20,214 -20,214 10-Nov-21 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -4 -4 10-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4 4 10-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 3,000 3,000 10-Nov-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1 -1 11-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.38 AUD CDI 1:1 -312 -312 11-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 53.39 AUD CDI 1:1 -751 -751 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.71 AUD CDI 1:1 140 140 11-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.71 AUD CDI 1:1 336 336 11-Nov-21 BlackRock Advisors, LLC on mkt buy 53.71 AUD CDI 1:1 8,492 8,492 11-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -13,000 -13,000 12-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -774 -774 12-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,824 3,824 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.08 AUD CDI 1:1 1,188 1,188 12-Nov-21 BlackRock Advisors, LLC on mkt buy 56.24 AUD CDI 1:1 595 595 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.24 AUD CDI 1:1 289 289 12-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.24 AUD CDI 1:1 3,120 3,120 12-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 56.24 AUD CDI 1:1 656 656 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 56.48 AUD CDI 1:1 60 60 12-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 56.48 AUD CDI 1:1 168 168 12-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,909 1,909 12-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4 -4 15-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 648 648 15-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,336 1,336 15-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.46 AUD CDI 1:1 16,087 16,087 15-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 56.46 AUD CDI 1:1 1,777 1,777 15-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.46 AUD CDI 1:1 23,727 23,727 15-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 56.46 AUD CDI 1:1 -3,180 -3,180 15-Nov-21 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 3,190 3,190 15-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,009 1,009 16-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 55.48 AUD CDI 1:1 -2,218 -2,218 16-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.25 AUD CDI 1:1 -134 -134 16-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.14 AUD CDI 1:1 -1,024 -1,024 16-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.14 AUD CDI 1:1 1,018 1,018 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.14 AUD CDI 1:1 3,275 3,275 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.14 AUD CDI 1:1 -16,236 -16,236 16-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.14 AUD CDI 1:1 -1,225 -1,225 16-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -5,404 -5,404 JHX page 5 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -805 -805 17-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.46 AUD CDI 1:1 1,592 1,592 17-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 55.45 AUD CDI 1:1 -1,340 -1,340 17-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.43 AUD CDI 1:1 1,709 1,709 17-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 220 220 17-Nov-21 BlackRock Advisors, LLC on mkt buy 55.37 AUD CDI 1:1 694 694 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.37 AUD CDI 1:1 373 373 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.37 AUD CDI 1:1 2,418 2,418 17-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.37 AUD CDI 1:1 725 725 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.37 AUD CDI 1:1 1,066 1,066 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.37 AUD CDI 1:1 -2,121 -2,121 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.37 AUD CDI 1:1 -1,999 -1,999 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.37 AUD CDI 1:1 -2,029 -2,029 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.36 AUD CDI 1:1 560 560 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.36 AUD CDI 1:1 261 261 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.36 AUD CDI 1:1 60 60 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.36 AUD CDI 1:1 120 120 17-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.36 AUD CDI 1:1 1,895 1,895 17-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 1,116 1,116 17-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,851 4,851 17-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2,113 -2,113 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 945 945 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 648 648 18-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.85 AUD CDI 1:1 710 710 18-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,006 3,006 18-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 53.95 AUD CDI 1:1 -1,017 -1,017 18-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 53.92 AUD CDI 1:1 -3,762 -3,762 18-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 53.93 AUD CDI 1:1 -317 -317 18-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 53.85 AUD CDI 1:1 710 710 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.85 AUD CDI 1:1 7,168 7,168 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.85 AUD CDI 1:1 30 30 18-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 53.85 AUD CDI 1:1 261 261 18-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.82 AUD CDI 1:1 3,663 3,663 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 53.97 AUD CDI 1:1 -2,251 -2,251 19-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.62 AUD CDI 1:1 -5,097 -5,097 19-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.76 AUD CDI 1:1 4,790 4,790 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.76 AUD CDI 1:1 1,020 1,020 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.76 AUD CDI 1:1 280 280 19-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.76 AUD CDI 1:1 115 115 19-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.76 AUD CDI 1:1 -124 -124 19-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 54.76 AUD CDI 1:1 12,434 12,434 19-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.76 AUD CDI 1:1 -5,756 -5,756 19-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 54.76 AUD CDI 1:1 -4,292 -4,292 19-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,956 10,956 19-Nov-21 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -2,259 -2,259 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 855 855 22-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,984 3,984 22-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 89 89 22-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 340 340 22-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 281 281 22-Nov-21 BlackRock Advisors, LLC on mkt buy 55.23 AUD CDI 1:1 1,038 1,038 JHX page 6 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 427 427 22-Nov-21 BlackRock Advisors, LLC on mkt buy 55.23 AUD CDI 1:1 269 269 22-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 2,935 2,935 22-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.23 AUD CDI 1:1 977 977 22-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 1,503 1,503 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.03 AUD CDI 1:1 1,020 1,020 22-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.03 AUD CDI 1:1 560 560 22-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.03 AUD CDI 1:1 -3,958 -3,958 22-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 55.03 AUD CDI 1:1 -1,130 -1,130 22-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.03 AUD CDI 1:1 -9,907 -9,907 22-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2,849 2,849 22-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 919 919 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.50 AUD CDI 1:1 479 479 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.30 AUD CDI 1:1 -2,121 -2,121 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,548 -1,548 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,200 2,200 23-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.50 AUD CDI 1:1 7,185 7,185 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.50 AUD CDI 1:1 30 30 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.50 AUD CDI 1:1 60 60 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.50 AUD CDI 1:1 282 282 23-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.50 AUD CDI 1:1 946 946 23-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.50 AUD CDI 1:1 -2,728 -2,728 23-Nov-21 BlackRock Financial Management, Inc. on mkt buy 55.50 AUD CDI 1:1 523 523 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,400 4,400 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 648 648 23-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,374 1,374 23-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -494 -494 23-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -919 -919 24-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -31,202 -31,202 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.40 AUD CDI 1:1 37 37 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 136 136 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 319 319 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.41 AUD CDI 1:1 284 284 24-Nov-21 BlackRock Japan Co., Ltd. on mkt buy 55.41 AUD CDI 1:1 292 292 24-Nov-21 BlackRock Japan Co., Ltd. on mkt buy 55.41 AUD CDI 1:1 341 341 24-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.39 AUD CDI 1:1 283 283 24-Nov-21 BlackRock Investment Management, LLC on mkt buy 55.41 AUD CDI 1:1 3,376 3,376 24-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.41 AUD CDI 1:1 127 127 24-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.41 AUD CDI 1:1 1,273 1,273 24-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.39 AUD CDI 1:1 489 489 24-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.41 AUD CDI 1:1 1,102 1,102 24-Nov-21 BlackRock Investment Management, LLC on mkt buy 55.41 AUD CDI 1:1 615 615 24-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.41 AUD CDI 1:1 1,061 1,061 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.26 AUD CDI 1:1 2,840 2,840 24-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.26 AUD CDI 1:1 4,790 4,790 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.26 AUD CDI 1:1 30 30 24-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.26 AUD CDI 1:1 -181 -181 24-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.26 AUD CDI 1:1 84 84 24-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.26 AUD CDI 1:1 139 139 JHX page 7 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.74 AUD CDI 1:1 92 92 25-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.74 AUD CDI 1:1 112 112 25-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 54.38 AUD CDI 1:1 -2,147 -2,147 25-Nov-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -10,325 -10,325 26-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 55.25 AUD CDI 1:1 -2,522 -2,522 26-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.57 AUD CDI 1:1 1,916 1,916 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.57 AUD CDI 1:1 1,024 1,024 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.57 AUD CDI 1:1 1,743 1,743 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.57 AUD CDI 1:1 -260 -260 26-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.57 AUD CDI 1:1 261 261 26-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.57 AUD CDI 1:1 -202 -202 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.57 AUD CDI 1:1 -1,242 -1,242 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.57 AUD CDI 1:1 -2,651 -2,651 26-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.57 AUD CDI 1:1 -1,379 -1,379 26-Nov-21 BlackRock Japan Co., Ltd. on mkt buy 54.57 AUD CDI 1:1 3,344 3,344 26-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -135 -135 29-Nov-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,736 5,736 29-Nov-21 BlackRock Advisors, LLC on mkt buy 55.13 AUD CDI 1:1 903 903 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.13 AUD CDI 1:1 548 548 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.13 AUD CDI 1:1 2,076 2,076 29-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.13 AUD CDI 1:1 808 808 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.13 AUD CDI 1:1 1,404 1,404 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.13 AUD CDI 1:1 1,308 1,308 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.01 AUD CDI 1:1 -8,968 -8,968 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.01 AUD CDI 1:1 -2,139 -2,139 29-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.01 AUD CDI 1:1 -2,105 -2,105 29-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.93 AUD CDI 1:1 5,748 5,748 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.93 AUD CDI 1:1 150 150 29-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 54.93 AUD CDI 1:1 -650 -650 29-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 54.93 AUD CDI 1:1 62 62 29-Nov-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,000 6,000 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.74 AUD CDI 1:1 813 813 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.77 AUD CDI 1:1 24,784 24,784 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.77 AUD CDI 1:1 15,763 15,763 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.77 AUD CDI 1:1 51,643 51,643 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.77 AUD CDI 1:1 681 681 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.77 AUD CDI 1:1 4,220 4,220 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.77 AUD CDI 1:1 4,831 4,831 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.77 AUD CDI 1:1 171 171 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.77 AUD CDI 1:1 956 956 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.77 AUD CDI 1:1 26,472 26,472 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.77 AUD CDI 1:1 40,380 40,380 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.77 AUD CDI 1:1 4,509 4,509 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.77 AUD CDI 1:1 125,243 125,243 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.77 AUD CDI 1:1 49,996 49,996 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.77 AUD CDI 1:1 50,641 50,641 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.77 AUD CDI 1:1 12,135 12,135 JHX page 8 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.77 AUD CDI 1:1 1,092 1,092 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.77 AUD CDI 1:1 3,655 3,655 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.77 AUD CDI 1:1 293 293 30-Nov-21 BlackRock Financial Management, Inc. on mkt buy 55.77 AUD CDI 1:1 9,154 9,154 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.77 AUD CDI 1:1 1,115 1,115 30-Nov-21 BlackRock Investment Management, LLC on mkt buy 55.77 AUD CDI 1:1 196 196 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.67 AUD CDI 1:1 2,395 2,395 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 11,556 11,556 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 7,139 7,139 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.67 AUD CDI 1:1 -896 -896 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 55.67 AUD CDI 1:1 -691 -691 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 781 781 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 11,483 11,483 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 8,373 8,373 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 5,325 5,325 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 17,456 17,456 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 227 227 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 1,425 1,425 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 1,630 1,630 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.67 AUD CDI 1:1 55 55 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 322 322 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.67 AUD CDI 1:1 8,944 8,944 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.67 AUD CDI 1:1 13,650 13,650 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 1,522 1,522 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 42,331 42,331 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 16,898 16,898 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 17,116 17,116 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 4,099 4,099 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 367 367 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 1,234 1,234 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 97 97 30-Nov-21 BlackRock Financial Management, Inc. on mkt buy 55.67 AUD CDI 1:1 3,092 3,092 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 375 375 30-Nov-21 BlackRock Investment Management, LLC on mkt buy 55.67 AUD CDI 1:1 65 65 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 339 339 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 215 215 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 709 709 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -1,506 -1,506 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 9 9 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 57 57 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 66 66 JHX page 9 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.67 AUD CDI 1:1 2 2 30-Nov-21 BlackRock Asset Management Canada Limited on mkt sell 55.67 AUD CDI 1:1 -2,152 -2,152 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 13 13 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.67 AUD CDI 1:1 362 362 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.67 AUD CDI 1:1 554 554 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 61 61 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 1,718 1,718 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 686 686 30-Nov-21 BlackRock Fund Advisors on mkt sell 55.67 AUD CDI 1:1 -57 -57 30-Nov-21 BlackRock Japan Co., Ltd. on mkt sell 55.67 AUD CDI 1:1 -2,411 -2,411 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 695 695 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 166 166 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 14 14 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 50 50 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 3 3 30-Nov-21 BlackRock Financial Management, Inc. on mkt buy 55.67 AUD CDI 1:1 125 125 30-Nov-21 BlackRock Asset Management Canada Limited on mkt buy 55.67 AUD CDI 1:1 15 15 30-Nov-21 BlackRock Investment Management, LLC on mkt buy 55.67 AUD CDI 1:1 2 2 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -6,300 -6,300 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.67 AUD CDI 1:1 -358 -358 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -2,259 -2,259 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 3,760 3,760 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 2,392 2,392 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 7,837 7,837 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -505 -505 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -1,926 -1,926 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 1,289 1,289 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -7,456 -7,456 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.67 AUD CDI 1:1 26 26 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -4,151 -4,151 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.67 AUD CDI 1:1 4,018 4,018 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -655 -655 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -839 -839 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -8,700 -8,700 30-Nov-21 BlackRock Advisors (UK) Limited on mkt buy 55.67 AUD CDI 1:1 6,127 6,127 30-Nov-21 BlackRock Advisors (UK) Limited on mkt sell 55.67 AUD CDI 1:1 -3,891 -3,891 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 684 684 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 19,005 19,005 30-Nov-21 BlackRock Fund Advisors on mkt sell 55.67 AUD CDI 1:1 -8,640 -8,640 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 7,587 7,587 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.67 AUD CDI 1:1 88 88 30-Nov-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.67 AUD CDI 1:1 -599 -599 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 1,297 1,297 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 165 165 30-Nov-21 BlackRock Investment Management (UK) Limited on mkt buy 55.67 AUD CDI 1:1 555 555 30-Nov-21 BlackRock Financial Management, Inc. on mkt buy 55.67 AUD CDI 1:1 1,389 1,389 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 1,538 1,538 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.67 AUD CDI 1:1 -212 -212 JHX page 10 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-21 BlackRock Fund Advisors on mkt buy 55.67 AUD CDI 1:1 10,939 10,939 30-Nov-21 BlackRock Fund Advisors on mkt sell 55.67 AUD CDI 1:1 -1,808 -1,808 30-Nov-21 BlackRock Fund Advisors on mkt sell 55.67 AUD CDI 1:1 -4,198 -4,198 30-Nov-21 BlackRock Fund Advisors on mkt sell 55.67 AUD CDI 1:1 -1,620 -1,620 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.67 AUD CDI 1:1 -8,073 -8,073 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.67 AUD CDI 1:1 -3,127 -3,127 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.67 AUD CDI 1:1 -4,686 -4,686 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 657 657 30-Nov-21 BlackRock Investment Management, LLC on mkt buy 55.67 AUD CDI 1:1 440 440 30-Nov-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.67 AUD CDI 1:1 11,965 11,965 30-Nov-21 BlackRock Fund Advisors on mkt sell 55.67 AUD CDI 1:1 -1,815 -1,815 30-Nov-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -372 -372 01-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.34 AUD CDI 1:1 3,680 3,680 01-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,425 -3,425 01-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 300 300 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.26 AUD CDI 1:1 420 420 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.26 AUD CDI 1:1 -156 -156 01-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.26 AUD CDI 1:1 682 682 01-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.26 AUD CDI 1:1 -5,211 -5,211 01-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 632 632 01-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,193 -2,193 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 53.72 AUD CDI 1:1 17 17 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 54.50 AUD CDI 1:1 -2,023 -2,023 02-Dec-21 BlackRock Japan Co., Ltd. on mkt buy 54.82 AUD CDI 1:1 16,203 16,203 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,055 1,055 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 303 303 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.36 AUD CDI 1:1 92 92 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 64 64 02-Dec-21 BlackRock Investment Management, LLC on mkt buy 54.73 AUD CDI 1:1 338 338 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.73 AUD CDI 1:1 169 169 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.73 AUD CDI 1:1 87 87 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.73 AUD CDI 1:1 120 120 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,468 6,468 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.85 AUD CDI 1:1 308 308 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.85 AUD CDI 1:1 482 482 02-Dec-21 BlackRock Investment Management, LLC on mkt buy 54.85 AUD CDI 1:1 2,525 2,525 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.85 AUD CDI 1:1 1,263 1,263 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.85 AUD CDI 1:1 656 656 02-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.85 AUD CDI 1:1 894 894 02-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.73 AUD CDI 1:1 -14,370 -14,370 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 30 30 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 240 240 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 280 280 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 700 700 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 430 430 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.73 AUD CDI 1:1 -2,150 -2,150 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 288 288 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 864 864 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 417 417 02-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.73 AUD CDI 1:1 930 930 02-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.73 AUD CDI 1:1 -2,859 -2,859 02-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.73 AUD CDI 1:1 26,082 26,082 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,134 -1,134 02-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,976 1,976 JHX page 11 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -614 -614 02-Dec-21 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 7,656 7,656 02-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1,616 -1,616 02-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,304 -1,304 03-Dec-21 BlackRock Fund Advisors on mkt sell 54.96 AUD CDI 1:1 -39,689 -39,689 03-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.22 AUD CDI 1:1 702 702 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 55.14 AUD CDI 1:1 -33,244 -33,244 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 54.92 AUD CDI 1:1 -2,057 -2,057 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.20 AUD CDI 1:1 377 377 03-Dec-21 BlackRock Advisors, LLC on mkt buy 55.23 AUD CDI 1:1 908 908 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 55.19 AUD CDI 1:1 457 457 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 55.20 AUD CDI 1:1 134 134 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 1,956 1,956 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 55.20 AUD CDI 1:1 150 150 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 55.19 AUD CDI 1:1 872 872 03-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 55.23 AUD CDI 1:1 675 675 03-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 1,057 1,057 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 280 280 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 1,260 1,260 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 504 504 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 215 215 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 430 430 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 287 287 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 287 287 03-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 55.45 AUD CDI 1:1 -641 -641 03-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.45 AUD CDI 1:1 206 206 03-Dec-21 BlackRock Advisors, LLC on mkt buy 55.45 AUD CDI 1:1 2,580 2,580 03-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 856 856 03-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -6,473 -6,473 03-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -549 -549 06-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 193,352 193,352 06-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,347 -1,347 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.41 AUD CDI 1:1 26 26 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.41 AUD CDI 1:1 126 126 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.40 AUD CDI 1:1 4,095 4,095 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.40 AUD CDI 1:1 1,507 1,507 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.40 AUD CDI 1:1 1,524 1,524 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.39 AUD CDI 1:1 38,320 38,320 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.39 AUD CDI 1:1 849 849 06-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.39 AUD CDI 1:1 566 566 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.39 AUD CDI 1:1 4,632 4,632 06-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 56.39 AUD CDI 1:1 -3,938 -3,938 06-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 56.39 AUD CDI 1:1 -16,156 -16,156 06-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,882 6,882 06-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 125,278 125,278 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.39 AUD CDI 1:1 31 31 07-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.39 AUD CDI 1:1 145 145 07-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 648 648 07-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 387 387 JHX page 12 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 56.34 AUD CDI 1:1 -2,028 -2,028 07-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.40 AUD CDI 1:1 40,715 40,715 07-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.40 AUD CDI 1:1 -60 -60 07-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 56.40 AUD CDI 1:1 3,663 3,663 07-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 60,900 60,900 08-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 57.41 AUD CDI 1:1 4,719 4,719 08-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,271 2,271 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 57.81 AUD CDI 1:1 7,541 7,541 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 57.81 AUD CDI 1:1 3,098 3,098 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 57.81 AUD CDI 1:1 3,084 3,084 08-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,718 5,718 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 57.46 AUD CDI 1:1 361 361 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 420 420 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 1,342 1,342 08-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 11,560 11,560 08-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 57.30 AUD CDI 1:1 -516 -516 09-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 56.90 AUD CDI 1:1 -1,299 -1,299 09-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 880 880 09-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 56.89 AUD CDI 1:1 531 531 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.87 AUD CDI 1:1 15 15 09-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.87 AUD CDI 1:1 1,128 1,128 09-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.87 AUD CDI 1:1 347 347 09-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 56.87 AUD CDI 1:1 -1,077 -1,077 09-Dec-21 BlackRock Financial Management, Inc. on mkt sell 56.87 AUD CDI 1:1 -1,931 -1,931 09-Dec-21 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 714 714 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.61 AUD CDI 1:1 27 27 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.61 AUD CDI 1:1 123 123 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 56.61 AUD CDI 1:1 174 174 10-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 56.61 AUD CDI 1:1 278 278 10-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.49 AUD CDI 1:1 4,680 4,680 10-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -354 -354 10-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,265 2,265 10-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.78 AUD CDI 1:1 215 215 10-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 56.78 AUD CDI 1:1 191 191 10-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 56.78 AUD CDI 1:1 -4,393 -4,393 13-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,270 2,270 13-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 155 155 13-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,339 -3,339 13-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,574 -5,574 13-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.51 AUD CDI 1:1 475 475 13-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 56.23 AUD CDI 1:1 -13,412 -13,412 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.23 AUD CDI 1:1 15 15 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -260 -260 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -390 -390 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -212 -212 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.23 AUD CDI 1:1 283 283 13-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.23 AUD CDI 1:1 566 566 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -416 -416 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -832 -832 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -1,248 -1,248 13-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.23 AUD CDI 1:1 -11,221 -11,221 JHX page 13 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Dec-21 BlackRock Fund Advisors on mkt sell 56.23 AUD CDI 1:1 -14,588 -14,588 13-Dec-21 BlackRock Fund Advisors on mkt sell 56.23 AUD CDI 1:1 -13,575 -13,575 13-Dec-21 BlackRock Fund Advisors on mkt sell 56.23 AUD CDI 1:1 -2,408 -2,408 13-Dec-21 BlackRock Fund Advisors on mkt sell 56.23 AUD CDI 1:1 -1,076 -1,076 13-Dec-21 BlackRock Fund Advisors on mkt sell 56.23 AUD CDI 1:1 -6,292 -6,292 13-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 AUD CDI 1:1 1,216 1,216 13-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 7,027 7,027 13-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,944 6,944 14-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -57,727 -57,727 14-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -64,486 -64,486 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.22 AUD CDI 1:1 615 615 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.18 AUD CDI 1:1 36 36 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 56.17 AUD CDI 1:1 202 202 14-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.43 AUD CDI 1:1 2,860 2,860 14-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,290 -9,290 14-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,514 -1,514 14-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.43 AUD CDI 1:1 -430 -430 14-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.43 AUD CDI 1:1 283 283 14-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.43 AUD CDI 1:1 -830 -830 14-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.43 AUD CDI 1:1 -1,660 -1,660 14-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.43 AUD CDI 1:1 62 62 14-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 56.43 AUD CDI 1:1 -1,405 -1,405 14-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 56.43 AUD CDI 1:1 -324 -324 14-Dec-21 BlackRock Asset Management Canada Limited on mkt buy 56.43 AUD CDI 1:1 88 88 14-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2,792 2,792 14-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 173 173 15-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.48 AUD CDI 1:1 30 30 15-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 55.48 AUD CDI 1:1 98 98 15-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.42 AUD CDI 1:1 -2,151 -2,151 15-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 294 294 15-Dec-21 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 6,238 6,238 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 55.43 AUD CDI 1:1 -252 -252 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 55.43 AUD CDI 1:1 -215 -215 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.43 AUD CDI 1:1 283 283 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.43 AUD CDI 1:1 283 283 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.43 AUD CDI 1:1 283 283 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.43 AUD CDI 1:1 283 283 15-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.43 AUD CDI 1:1 566 566 15-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 55.43 AUD CDI 1:1 -830 -830 15-Dec-21 BlackRock Financial Management, Inc. on mkt buy 55.43 AUD CDI 1:1 1,953 1,953 15-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,540 4,540 15-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 60 60 15-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 244,368 244,368 15-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14 14 16-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,258 2,258 16-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.68 AUD CDI 1:1 297 297 16-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.51 AUD CDI 1:1 719 719 16-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,832 1,832 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.42 AUD CDI 1:1 -1,015 -1,015 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.42 AUD CDI 1:1 1,020 1,020 16-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.42 AUD CDI 1:1 -1,139 -1,139 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.42 AUD CDI 1:1 186 186 16-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 54.42 AUD CDI 1:1 -62 -62 16-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.42 AUD CDI 1:1 1,842 1,842 16-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -60 -60 16-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 313,165 313,165 JHX page 14 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 53 53 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.99 AUD CDI 1:1 19,843 19,843 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.99 AUD CDI 1:1 3,796 3,796 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.99 AUD CDI 1:1 3,810 3,810 17-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 836 836 17-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,124 2,124 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 32 32 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.44 AUD CDI 1:1 15 15 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.44 AUD CDI 1:1 280 280 17-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.44 AUD CDI 1:1 124 124 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.44 AUD CDI 1:1 -4,503 -4,503 17-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.44 AUD CDI 1:1 -3,716 -3,716 17-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 54.44 AUD CDI 1:1 -2,033 -2,033 17-Dec-21 BlackRock Japan Co., Ltd. on mkt sell 54.44 AUD CDI 1:1 -297 -297 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.44 AUD CDI 1:1 400 400 17-Dec-21 BlackRock Fund Advisors on mkt buy 54.44 AUD CDI 1:1 773 773 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.44 AUD CDI 1:1 -2,504 -2,504 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.44 AUD CDI 1:1 2,659 2,659 17-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.44 AUD CDI 1:1 1,076 1,076 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.44 AUD CDI 1:1 -1,118 -1,118 17-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.44 AUD CDI 1:1 -1,894 -1,894 17-Dec-21 BlackRock Fund Advisors on mkt buy 54.44 AUD CDI 1:1 1,749 1,749 17-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 13,226 13,226 17-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,645 -17,645 20-Dec-21 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 291,799 291,799 20-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,270 2,270 20-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,356 4,356 20-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.71 AUD CDI 1:1 1,023 1,023 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -4,056 -4,056 20-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -416 -416 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.83 AUD CDI 1:1 9,866 9,866 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.83 AUD CDI 1:1 6,035 6,035 20-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.83 AUD CDI 1:1 143 143 20-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.83 AUD CDI 1:1 1,124 1,124 20-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,896 1,896 20-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,992 -3,992 20-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,225 -13,225 20-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,917 -17,917 21-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 53.99 AUD CDI 1:1 -2,046 -2,046 21-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 388 388 21-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.25 AUD CDI 1:1 523 523 21-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.24 AUD CDI 1:1 919 919 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.34 AUD CDI 1:1 60 60 21-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.34 AUD CDI 1:1 -832 -832 21-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.34 AUD CDI 1:1 62 62 21-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 13,034 13,034 21-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 22,681 22,681 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.35 AUD CDI 1:1 2,796 2,796 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.35 AUD CDI 1:1 8,417 8,417 22-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 465 465 22-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 630 630 JHX page 15 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 490 490 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.39 AUD CDI 1:1 4,932 4,932 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.39 AUD CDI 1:1 227 227 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt buy 54.39 AUD CDI 1:1 214 214 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 54.56 AUD CDI 1:1 715 715 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.56 AUD CDI 1:1 420 420 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.56 AUD CDI 1:1 131 131 22-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 54.56 AUD CDI 1:1 354 354 22-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 54.56 AUD CDI 1:1 -99 -99 22-Dec-21 BlackRock Financial Management, Inc. on mkt sell 54.56 AUD CDI 1:1 -953 -953 22-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 54.56 AUD CDI 1:1 5,159 5,159 22-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 54.56 AUD CDI 1:1 -74 -74 22-Dec-21 BlackRock Fund Advisors on mkt sell 54.56 AUD CDI 1:1 -2,576 -2,576 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.56 AUD CDI 1:1 -2,680 -2,680 22-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 54.56 AUD CDI 1:1 -1,472 -1,472 22-Dec-21 BlackRock Fund Advisors on mkt sell 54.56 AUD CDI 1:1 -1,762 -1,762 22-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,248 1,248 22-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -5,928 -5,928 22-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -834 -834 22-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -294,540 -294,540 22-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -67 -67 23-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 55.17 AUD CDI 1:1 402 402 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,888 1,888 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,242 1,242 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,045 1,045 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,320 -9,320 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,289 -2,289 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,650 6,650 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,310 2,310 23-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.19 AUD CDI 1:1 3,819 3,819 23-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 55.19 AUD CDI 1:1 124 124 23-Dec-21 BlackRock Advisors, LLC on mkt buy 55.19 AUD CDI 1:1 273 273 23-Dec-21 BlackRock Fund Advisors on mkt buy 55.19 AUD CDI 1:1 1,798 1,798 23-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,786 6,786 23-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 432 432 23-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -142,687 -142,687 24-Dec-21 BlackRock Investment Management (UK) Limited on mkt sell 55.52 AUD CDI 1:1 -3,618 -3,618 24-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.08 AUD CDI 1:1 -4,261 -4,261 24-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -97 -97 24-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,578 1,578 24-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,231 4,231 24-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,935 1,935 27-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1 -1 27-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 387 387 27-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 8,455 8,455 27-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 2,606 2,606 27-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,136 1,136 28-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -225 -225 28-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 49 49 28-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -14 -14 28-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -24 -24 29-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.22 AUD CDI 1:1 5,588 5,588 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,330 1,330 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,420 3,420 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 591 591 JHX page 16 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Dec-21 BlackRock Investment Management (Australia) Limited on mkt buy 56.26 AUD CDI 1:1 1,434 1,434 29-Dec-21 BlackRock Financial Management, Inc. on mkt buy 56.26 AUD CDI 1:1 782 782 29-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -14,920 -14,920 29-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -213 -213 29-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,698 -12,698 29-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 13,660 13,660 29-Dec-21 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6,824 -6,824 29-Dec-21 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,047 -3,047 30-Dec-21 BlackRock Fund Advisors on mkt sell 56.34 AUD CDI 1:1 -1,149 -1,149 30-Dec-21 BlackRock Investment Management (UK) Limited on mkt buy 56.09 AUD CDI 1:1 818 818 30-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,452 1,452 30-Dec-21 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,035 1,035 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.01 AUD CDI 1:1 15 15 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.01 AUD CDI 1:1 1,014 1,014 30-Dec-21 BlackRock Advisors (UK) Limited on mkt sell 56.01 AUD CDI 1:1 -1,128 -1,128 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.01 AUD CDI 1:1 283 283 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.01 AUD CDI 1:1 124 124 30-Dec-21 BlackRock Advisors (UK) Limited on mkt buy 56.01 AUD CDI 1:1 61 61 30-Dec-21 BlackRock Investment Management, LLC on mkt sell 56.01 AUD CDI 1:1 -1,251 -1,251 30-Dec-21 BlackRock Fund Advisors on mkt sell 56.01 AUD CDI 1:1 -2,511 -2,511 30-Dec-21 BlackRock Fund Advisors on mkt sell 56.01 AUD CDI 1:1 -1,328 -1,328 30-Dec-21 BlackRock Fund Advisors on mkt sell 56.01 AUD CDI 1:1 -2,658 -2,658 30-Dec-21 BlackRock Fund Advisors on mkt sell 56.01 AUD CDI 1:1 -5,610 -5,610 30-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 60,637 60,637 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.30 AUD CDI 1:1 -6,645 -6,645 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.30 AUD CDI 1:1 -197 -197 31-Dec-21 BlackRock Investment Management (Australia) Limited on mkt sell 55.30 AUD CDI 1:1 -938 -938 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.30 AUD CDI 1:1 -354 -354 31-Dec-21 BlackRock Institutional Trust Company, National Association on mkt sell 55.30 AUD CDI 1:1 -20,900 -20,900 31-Dec-21 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 9,592 9,592 31-Dec-21 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,677 -2,677 03-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 852 852 03-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,416 1,416 03-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 836 836 04-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.61 AUD CDI 1:1 1,052 1,052 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,262 2,262 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,185 1,185 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 627 627 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 836 836 04-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.80 AUD CDI 1:1 6,692 6,692 04-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.80 AUD CDI 1:1 119 119 04-Jan-22 BlackRock Financial Management, Inc. on mkt buy 56.80 AUD CDI 1:1 1,853 1,853 04-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,220 9,220 04-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -9,592 -9,592 04-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 12,476 12,476 04-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -4,951 -4,951 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 56.73 AUD CDI 1:1 1,817 1,817 05-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 56.64 AUD CDI 1:1 1,549 1,549 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.75 AUD CDI 1:1 1,625 1,625 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.74 AUD CDI 1:1 5,596 5,596 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 56.74 AUD CDI 1:1 11,205 11,205 05-Jan-22 BlackRock Japan Co., Ltd. on mkt sell 56.72 AUD CDI 1:1 -14,099 -14,099 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -465 -465 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,323 1,323 05-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,943 2,943 JHX page 17 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 56.71 AUD CDI 1:1 -456 -456 05-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.71 AUD CDI 1:1 20,639 20,639 05-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.71 AUD CDI 1:1 3,695 3,695 05-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 56.71 AUD CDI 1:1 3,645 3,645 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 15 15 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 15 15 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 30 30 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 75 75 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 282 282 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 588 588 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 134 134 05-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 56.73 AUD CDI 1:1 285 285 05-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 56.73 AUD CDI 1:1 -414 -414 05-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 56.73 AUD CDI 1:1 -236 -236 05-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 9,529 9,529 05-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,284 1,284 05-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -14,178 -14,178 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,376 7,376 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,200 1,200 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,710 1,710 06-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 54.48 AUD CDI 1:1 1,605 1,605 06-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 54.02 AUD CDI 1:1 -69 -69 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 54.02 AUD CDI 1:1 751 751 06-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 53.76 AUD CDI 1:1 -105,160 -105,160 06-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 53.76 AUD CDI 1:1 -10,038 -10,038 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 677 677 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 282 282 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 498 498 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 134 134 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 285 285 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 285 285 06-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 53.76 AUD CDI 1:1 674 674 06-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.76 AUD CDI 1:1 34,154 34,154 06-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 53.76 AUD CDI 1:1 352 352 06-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 53.76 AUD CDI 1:1 1,090 1,090 06-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,532 5,532 06-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,531 -12,531 06-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 25,474 25,474 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.45 AUD CDI 1:1 51 51 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.45 AUD CDI 1:1 252 252 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 51.47 AUD CDI 1:1 546 546 07-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 51.47 AUD CDI 1:1 3,927 3,927 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 51.55 AUD CDI 1:1 1,398 1,398 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 315 315 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,040 1,040 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,268 2,268 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,268 2,268 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,263 1,263 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.03 AUD CDI 1:1 12,978 12,978 07-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 52.03 AUD CDI 1:1 2,377 2,377 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,520 1,520 07-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,140 1,140 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 168 168 07-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 672 672 JHX page 18 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.54 AUD CDI 1:1 -2,241 -2,241 07-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,229 -1,229 07-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -36,367 -36,367 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.04 AUD CDI 1:1 65 65 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.04 AUD CDI 1:1 325 325 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.04 AUD CDI 1:1 50 50 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.04 AUD CDI 1:1 652 652 10-Jan-22 BlackRock Advisors, LLC on mkt sell 51.03 AUD CDI 1:1 -1,304 -1,304 10-Jan-22 BlackRock Advisors, LLC on mkt sell 51.03 AUD CDI 1:1 -293 -293 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.03 AUD CDI 1:1 -2,939 -2,939 10-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 51.03 AUD CDI 1:1 -345 -345 10-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 51.03 AUD CDI 1:1 -1,042 -1,042 10-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 51.03 AUD CDI 1:1 -1,451 -1,451 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.89 AUD CDI 1:1 60 60 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.89 AUD CDI 1:1 62 62 10-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.89 AUD CDI 1:1 62 62 10-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 9,011 9,011 10-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 10,335 10,335 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 50.56 AUD CDI 1:1 -1,430 -1,430 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 50.12 AUD CDI 1:1 41 41 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 50.13 AUD CDI 1:1 151 151 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 49.97 AUD CDI 1:1 458 458 11-Jan-22 BlackRock Advisors, LLC on mkt sell 49.95 AUD CDI 1:1 -1,054 -1,054 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.95 AUD CDI 1:1 -2,793 -2,793 11-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 49.95 AUD CDI 1:1 -709 -709 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.95 AUD CDI 1:1 -1,215 -1,215 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,248 1,248 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,268 2,268 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 354 354 11-Jan-22 BlackRock Fund Advisors on mkt sell 49.80 AUD CDI 1:1 -1,236 -1,236 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.80 AUD CDI 1:1 -1,165 -1,165 11-Jan-22 BlackRock Advisors, LLC on mkt sell 49.80 AUD CDI 1:1 -7,552 -7,552 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.80 AUD CDI 1:1 -396 -396 11-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.80 AUD CDI 1:1 -1,842 -1,842 11-Jan-22 BlackRock Advisors, LLC on mkt sell 49.80 AUD CDI 1:1 -975 -975 11-Jan-22 BlackRock International Limited on mkt sell 49.80 AUD CDI 1:1 -319 -319 11-Jan-22 BlackRock Investment Management, LLC on mkt sell 49.80 AUD CDI 1:1 -468 -468 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 30 30 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 300 300 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 141 141 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 581 581 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 134 134 11-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 49.47 AUD CDI 1:1 -215 -215 11-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 49.47 AUD CDI 1:1 -430 -430 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 62 62 11-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.47 AUD CDI 1:1 118 118 11-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 49.47 AUD CDI 1:1 1,640 1,640 11-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,908 12,908 11-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,011 -9,011 11-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 60,843 60,843 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 50.10 AUD CDI 1:1 67 67 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 50.10 AUD CDI 1:1 30 30 JHX page 19 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.11 AUD CDI 1:1 3,201 3,201 12-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.13 AUD CDI 1:1 -4,416 -4,416 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.18 AUD CDI 1:1 -463 -463 12-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,330 1,330 12-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.26 AUD CDI 1:1 1,248 1,248 12-Jan-22 BlackRock Advisors, LLC on mkt sell 50.26 AUD CDI 1:1 -542 -542 12-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 50.26 AUD CDI 1:1 31,659 31,659 12-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.26 AUD CDI 1:1 1,532 1,532 12-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 50.26 AUD CDI 1:1 102 102 12-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 13,346 13,346 12-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,956 -8,956 13-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.69 AUD CDI 1:1 -191 -191 13-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.66 AUD CDI 1:1 -1,227 -1,227 13-Jan-22 BlackRock Investment Management, LLC on mkt sell 50.69 AUD CDI 1:1 -2,146 -2,146 13-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 639 639 13-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 51.01 AUD CDI 1:1 3,784 3,784 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 3,033 3,033 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 423 423 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 504 504 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 117 117 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 285 285 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 416 416 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 1,248 1,248 13-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 118 118 13-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -13,346 -13,346 13-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,800 2,800 13-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,614 -6,614 14-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 51.37 AUD CDI 1:1 -541 -541 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.72 AUD CDI 1:1 -429 -429 14-Jan-22 BlackRock Advisors, LLC on mkt sell 50.72 AUD CDI 1:1 -1,697 -1,697 14-Jan-22 BlackRock Advisors, LLC on mkt sell 50.72 AUD CDI 1:1 -416 -416 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.72 AUD CDI 1:1 -3,288 -3,288 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.72 AUD CDI 1:1 -411 -411 14-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 50.72 AUD CDI 1:1 -520 -520 14-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 50.72 AUD CDI 1:1 -1,382 -1,382 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.72 AUD CDI 1:1 -2,790 -2,790 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.76 AUD CDI 1:1 -2,032 -2,032 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.76 AUD CDI 1:1 -6,311 -6,311 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.71 AUD CDI 1:1 -36,620 -36,620 14-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.76 AUD CDI 1:1 -4,084 -4,084 14-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 126 126 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.62 AUD CDI 1:1 2,022 2,022 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.62 AUD CDI 1:1 117 117 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.62 AUD CDI 1:1 287 287 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.62 AUD CDI 1:1 834 834 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.62 AUD CDI 1:1 62 62 14-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 50.62 AUD CDI 1:1 -21,958 -21,958 14-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.62 AUD CDI 1:1 3,467 3,467 14-Jan-22 BlackRock Investment Management, LLC on mkt sell 50.62 AUD CDI 1:1 -2,372 -2,372 14-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 213 213 14-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,064 11,064 14-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -6,729 -6,729 JHX page 20 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 11,044 11,044 14-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -18,045 -18,045 14-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 141 141 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.94 AUD CDI 1:1 5,070 5,070 17-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.94 AUD CDI 1:1 225 225 17-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2,800 -2,800 17-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -7,238 -7,238 17-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 3,419 3,419 17-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 11,044 11,044 18-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,185 1,185 18-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 50.92 AUD CDI 1:1 3,946 3,946 18-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 50.94 AUD CDI 1:1 -389 -389 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 2,022 2,022 18-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 50.90 AUD CDI 1:1 -1,014 -1,014 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 564 564 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 415 415 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 415 415 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 415 415 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 830 830 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 2,637 2,637 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 417 417 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 417 417 18-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 62 62 18-Jan-22 BlackRock International Limited on mkt sell 50.90 AUD CDI 1:1 -21,272 -21,272 18-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,810 9,810 18-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 560 560 18-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,191 -4,191 18-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 4,875 4,875 18-Jan-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 48 48 18-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 8 8 18-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,805 -6,805 19-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.91 AUD CDI 1:1 -10,844 -10,844 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.95 AUD CDI 1:1 -1,570 -1,570 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.95 AUD CDI 1:1 -1,026 -1,026 19-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.95 AUD CDI 1:1 -192 -192 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 49.95 AUD CDI 1:1 1,663 1,663 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 952 952 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 816 816 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,526 1,526 19-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 382 382 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.85 AUD CDI 1:1 141 141 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.85 AUD CDI 1:1 134 134 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.85 AUD CDI 1:1 -748 -748 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.85 AUD CDI 1:1 -39 -39 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 49.85 AUD CDI 1:1 1,649 1,649 19-Jan-22 BlackRock Fund Advisors on mkt buy 49.85 AUD CDI 1:1 2,723 2,723 19-Jan-22 BlackRock Fund Advisors on mkt buy 49.85 AUD CDI 1:1 3,003 3,003 19-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 49.85 AUD CDI 1:1 154 154 19-Jan-22 BlackRock Fund Advisors on mkt buy 49.85 AUD CDI 1:1 5,066 5,066 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.85 AUD CDI 1:1 -9,402 -9,402 19-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 49.85 AUD CDI 1:1 -489 -489 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.85 AUD CDI 1:1 8,025 8,025 19-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.85 AUD CDI 1:1 1,866 1,866 19-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -5,767 -5,767 19-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,004 1,004 JHX page 21 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,814 2,814 19-Jan-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -122,239 -122,239 20-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 49.84 AUD CDI 1:1 2,924 2,924 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 763 763 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 763 763 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 639 639 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 639 639 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 639 639 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.51 AUD CDI 1:1 -199 -199 20-Jan-22 BlackRock Advisors, LLC on mkt sell 49.51 AUD CDI 1:1 -391 -391 20-Jan-22 BlackRock Investment Management, LLC on mkt sell 49.51 AUD CDI 1:1 -8,953 -8,953 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,344 1,344 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.71 AUD CDI 1:1 664 664 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.71 AUD CDI 1:1 292 292 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.71 AUD CDI 1:1 292 292 20-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 49.71 AUD CDI 1:1 417 417 20-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 49.71 AUD CDI 1:1 8,353 8,353 20-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,278 1,278 20-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,069 1,069 20-Jan-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -561 -561 20-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 437 437 20-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 58,727 58,727 20-Jan-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -48 -48 20-Jan-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,012 -1,012 20-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,193 -7,193 21-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 48.68 AUD CDI 1:1 -7,022 -7,022 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -310 -310 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,428 1,428 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,284 4,284 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 832 832 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 48.55 AUD CDI 1:1 -429 -429 21-Jan-22 BlackRock Advisors, LLC on mkt sell 48.55 AUD CDI 1:1 -3,194 -3,194 21-Jan-22 BlackRock Advisors, LLC on mkt sell 48.55 AUD CDI 1:1 -760 -760 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 48.55 AUD CDI 1:1 -5,886 -5,886 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 48.55 AUD CDI 1:1 -871 -871 21-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 48.55 AUD CDI 1:1 -409 -409 21-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 48.55 AUD CDI 1:1 -2,616 -2,616 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 48.55 AUD CDI 1:1 -2,679 -2,679 21-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,722 -3,722 21-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 48.60 AUD CDI 1:1 536 536 21-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 48.60 AUD CDI 1:1 -876 -876 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 48.60 AUD CDI 1:1 -2,577 -2,577 21-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 48.60 AUD CDI 1:1 219 219 21-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 3,288 3,288 21-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,526 -2,526 21-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 14,187 14,187 21-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 12,955 12,955 21-Jan-22 BlackRock Japan Co., Ltd. in specie n/a AUD CDI 1:1 -23,567 -23,567 24-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 48.97 AUD CDI 1:1 -2,862 -2,862 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 48.97 AUD CDI 1:1 2,046 2,046 24-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 48.97 AUD CDI 1:1 3,069 3,069 24-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 48.97 AUD CDI 1:1 652 652 24-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,473 -3,473 24-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,864 6,864 JHX page 22 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jan-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,955 -12,955 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 30,810 30,810 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,722 3,722 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,476 1,476 25-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.96 AUD CDI 1:1 -3,305 -3,305 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 47.12 AUD CDI 1:1 -102 -102 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,337 1,337 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 46.97 AUD CDI 1:1 15 15 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 46.97 AUD CDI 1:1 -1,022 -1,022 25-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 46.97 AUD CDI 1:1 435 435 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 46.97 AUD CDI 1:1 -268 -268 25-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 46.97 AUD CDI 1:1 -198 -198 25-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.97 AUD CDI 1:1 -39,010 -39,010 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.97 AUD CDI 1:1 -18,898 -18,898 25-Jan-22 BlackRock Investment Management, LLC on mkt sell 46.97 AUD CDI 1:1 -684 -684 25-Jan-22 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 375 375 25-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.97 AUD CDI 1:1 -375 -375 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,810 9,810 25-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,910 1,910 25-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 140 140 25-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,500 1,500 25-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,288 1,288 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 976 976 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -485 -485 26-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,544 1,544 26-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1,024 -1,024 26-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -8,690 -8,690 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.58 AUD CDI 1:1 -1,550 -1,550 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.97 AUD CDI 1:1 -476 -476 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.97 AUD CDI 1:1 -12,234 -12,234 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.97 AUD CDI 1:1 -4,971 -4,971 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -11,405 -11,405 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,843 -6,843 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,344 1,344 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.08 AUD CDI 1:1 -149 -149 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.92 AUD CDI 1:1 -404 -404 27-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.95 AUD CDI 1:1 -395 -395 27-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.09 AUD CDI 1:1 -2,353 -2,353 27-Jan-22 BlackRock Investment Management, LLC on mkt sell 44.92 AUD CDI 1:1 -4,134 -4,134 27-Jan-22 BlackRock Advisors, LLC on mkt sell 44.92 AUD CDI 1:1 -21 -21 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 44.86 AUD CDI 1:1 -210 -210 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 44.86 AUD CDI 1:1 -1,022 -1,022 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 705 705 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 423 423 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 282 282 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 672 672 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 1,176 1,176 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 44.86 AUD CDI 1:1 -216 -216 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 294 294 27-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 44.86 AUD CDI 1:1 -834 -834 27-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 44.86 AUD CDI 1:1 992 992 27-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.86 AUD CDI 1:1 -2,990 -2,990 27-Jan-22 BlackRock Advisors, LLC on mkt buy 44.86 AUD CDI 1:1 699 699 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,905 4,905 27-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -312 -312 27-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 3,848 3,848 JHX page 23 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.61 AUD CDI 1:1 -81 -81 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,120 -9,120 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,560 -4,560 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 21,012 21,012 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.94 AUD CDI 1:1 6,370 6,370 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.94 AUD CDI 1:1 6,370 6,370 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -33,012 -33,012 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -4,840 -4,840 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -9,282 -9,282 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -2,954 -2,954 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -23,480 -23,480 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -1,881 -1,881 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -11,519 -11,519 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -6,314 -6,314 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -5,115 -5,115 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -10,588 -10,588 28-Jan-22 BlackRock Fund Advisors on mkt sell 45.92 AUD CDI 1:1 -18,853 -18,853 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -27,360 -27,360 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -43,215 -43,215 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -13,061 -13,061 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -2,007 -2,007 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.92 AUD CDI 1:1 -3,163 -3,163 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.92 AUD CDI 1:1 -5,722 -5,722 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -7,985 -7,985 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -34,401 -34,401 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -15,230 -15,230 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -18,563 -18,563 28-Jan-22 BlackRock Fund Advisors on mkt sell 45.92 AUD CDI 1:1 -32,673 -32,673 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -788 -788 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.92 AUD CDI 1:1 -449 -449 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.91 AUD CDI 1:1 -5,132 -5,132 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.91 AUD CDI 1:1 -25,339 -25,339 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.91 AUD CDI 1:1 -12,370 -12,370 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.91 AUD CDI 1:1 -28,535 -28,535 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.91 AUD CDI 1:1 -64,113 -64,113 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.87 AUD CDI 1:1 -1,459 -1,459 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.87 AUD CDI 1:1 -685 -685 28-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.87 AUD CDI 1:1 -456 -456 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.94 AUD CDI 1:1 6,370 6,370 28-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.94 AUD CDI 1:1 1,820 1,820 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 45.94 AUD CDI 1:1 1,958 1,958 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 45.94 AUD CDI 1:1 30 30 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 45.94 AUD CDI 1:1 3,856 3,856 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.94 AUD CDI 1:1 -964 -964 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 45.94 AUD CDI 1:1 840 840 JHX page 24 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 45.94 AUD CDI 1:1 756 756 28-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 45.94 AUD CDI 1:1 -1,740 -1,740 28-Jan-22 BlackRock Investment Management (UK) Limited on mkt buy 45.94 AUD CDI 1:1 704 704 28-Jan-22 BlackRock (Singapore) Limited on mkt buy 45.94 AUD CDI 1:1 393 393 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 45.94 AUD CDI 1:1 2,742 2,742 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 45.94 AUD CDI 1:1 199 199 28-Jan-22 BlackRock Asset Management Canada Limited on mkt buy 45.94 AUD CDI 1:1 363 363 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,722 1,722 28-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 13,160 13,160 28-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 14,195 14,195 28-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,839 7,839 28-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,000 -6,000 28-Jan-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -19,457 -19,457 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,254 1,254 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,155 -1,155 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,344 1,344 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 46.25 AUD CDI 1:1 -8,828 -8,828 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.87 AUD CDI 1:1 -239 -239 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 45.92 AUD CDI 1:1 -573 -573 31-Jan-22 BlackRock Investment Management (Australia) Limited on mkt buy 47.06 AUD CDI 1:1 11,375 11,375 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 47.06 AUD CDI 1:1 15 15 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 47.06 AUD CDI 1:1 423 423 31-Jan-22 BlackRock Advisors (UK) Limited on mkt buy 47.06 AUD CDI 1:1 468 468 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 47.06 AUD CDI 1:1 -215 -215 31-Jan-22 BlackRock Advisors (UK) Limited on mkt sell 47.06 AUD CDI 1:1 -299 -299 31-Jan-22 BlackRock Investment Management (UK) Limited on mkt sell 47.06 AUD CDI 1:1 -311 -311 31-Jan-22 BlackRock Asset Management Canada Limited on mkt sell 47.06 AUD CDI 1:1 -473 -473 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 47.06 AUD CDI 1:1 -51,488 -51,488 31-Jan-22 BlackRock Institutional Trust Company, National Association on mkt sell 47.06 AUD CDI 1:1 -41,159 -41,159 31-Jan-22 BlackRock Fund Advisors on mkt sell 47.06 AUD CDI 1:1 -3,162 -3,162 31-Jan-22 BlackRock Fund Advisors on mkt sell 47.06 AUD CDI 1:1 -2,179 -2,179 31-Jan-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,498 1,498 31-Jan-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -14,195 -14,195 31-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,580 10,580 31-Jan-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 17,132 17,132 01-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.66 AUD CDI 1:1 -154 -154 01-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.66 AUD CDI 1:1 -1,969 -1,969 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,201 3,201 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,402 6,402 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,526 1,526 01-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.58 AUD CDI 1:1 -353 -353 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.66 AUD CDI 1:1 1,924 1,924 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.66 AUD CDI 1:1 474 474 01-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.66 AUD CDI 1:1 395 395 01-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,201 3,201 01-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 247 247 01-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,074 6,074 02-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 47.58 AUD CDI 1:1 -51 -51 02-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 47.58 AUD CDI 1:1 -560 -560 02-Feb-22 BlackRock Advisors, LLC on mkt buy 47.60 AUD CDI 1:1 8,828 8,828 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,240 1,240 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,155 -1,155 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 47.71 AUD CDI 1:1 -404 -404 02-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 47.58 AUD CDI 1:1 -3,640 -3,640 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.58 AUD CDI 1:1 15 15 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.58 AUD CDI 1:1 30 30 JHX page 25 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.58 AUD CDI 1:1 30 30 02-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.58 AUD CDI 1:1 -1,922 -1,922 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.58 AUD CDI 1:1 390 390 02-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.58 AUD CDI 1:1 858 858 02-Feb-22 BlackRock Investment Management, LLC on mkt sell 47.58 AUD CDI 1:1 -3,017 -3,017 02-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 47.58 AUD CDI 1:1 140 140 02-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.58 AUD CDI 1:1 -15,991 -15,991 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,540 6,540 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,070 1,070 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,208 12,208 02-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,079 -2,079 02-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -14,527 -14,527 02-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -704 -704 03-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 46.54 AUD CDI 1:1 -683 -683 03-Feb-22 BlackRock Advisors, LLC on mkt sell 46.52 AUD CDI 1:1 -101 -101 03-Feb-22 BlackRock Investment Management, LLC on mkt sell 46.52 AUD CDI 1:1 -701 -701 03-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 630 630 03-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -15,904 -15,904 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.37 AUD CDI 1:1 964 964 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.37 AUD CDI 1:1 3,856 3,856 03-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.37 AUD CDI 1:1 30 30 03-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.37 AUD CDI 1:1 -495 -495 03-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 46.37 AUD CDI 1:1 -190 -190 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 47.64 AUD CDI 1:1 7,735 7,735 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,544 1,544 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,070 -2,070 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,544 1,544 04-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 47.38 AUD CDI 1:1 7,756 7,756 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.93 AUD CDI 1:1 -440 -440 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.93 AUD CDI 1:1 -200 -200 04-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.93 AUD CDI 1:1 -88 -88 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.64 AUD CDI 1:1 30 30 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.64 AUD CDI 1:1 60 60 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.64 AUD CDI 1:1 705 705 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.24 AUD CDI 1:1 -1,422 -1,422 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.64 AUD CDI 1:1 -594 -594 04-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.64 AUD CDI 1:1 -214 -214 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.64 AUD CDI 1:1 4,236 4,236 04-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.64 AUD CDI 1:1 8,586 8,586 04-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,540 6,540 04-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 757 757 04-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,081 1,081 07-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,813 -6,813 07-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,542 -4,542 07-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 48.57 AUD CDI 1:1 9,258 9,258 07-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 48.60 AUD CDI 1:1 -965 -965 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 48.60 AUD CDI 1:1 124 124 07-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 48.60 AUD CDI 1:1 2,263 2,263 07-Feb-22 BlackRock Fund Advisors on mkt buy 48.60 AUD CDI 1:1 4,254 4,254 07-Feb-22 BlackRock Advisors, LLC on mkt buy 48.60 AUD CDI 1:1 3,302 3,302 07-Feb-22 BlackRock Asset Management Canada Limited in specie n/a AUD CDI 1:1 -376 -376 07-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,386 1,386 07-Feb-22 BlackRock Japan Co., Ltd. in specie n/a AUD CDI 1:1 27,726 27,726 07-Feb-22 BlackRock Japan Co., Ltd. in specie n/a AUD CDI 1:1 223,380 223,380 07-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -439 -439 07-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,466 1,466 08-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 49.47 AUD CDI 1:1 2,433 2,433 08-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.50 AUD CDI 1:1 -1,587 -1,587 08-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,271 -2,271 08-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 49.65 AUD CDI 1:1 30,030 30,030 JHX page 26 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 120 120 08-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 62 62 08-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,213 6,213 08-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -25,375 -25,375 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 49.36 AUD CDI 1:1 10,293 10,293 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,488 -3,488 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 976 976 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,660 3,660 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,269 -2,269 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,351 1,351 09-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,362 -1,362 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.40 AUD CDI 1:1 -2,213 -2,213 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.40 AUD CDI 1:1 -1,020 -1,020 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.40 AUD CDI 1:1 -844 -844 09-Feb-22 BlackRock Fund Advisors on mkt sell 49.40 AUD CDI 1:1 -674 -674 09-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 49.40 AUD CDI 1:1 -707 -707 09-Feb-22 BlackRock Advisors, LLC on mkt sell 49.40 AUD CDI 1:1 -5,789 -5,789 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.40 AUD CDI 1:1 -214 -214 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.40 AUD CDI 1:1 -1,162 -1,162 09-Feb-22 BlackRock Advisors, LLC on mkt sell 49.40 AUD CDI 1:1 -583 -583 09-Feb-22 BlackRock International Limited on mkt sell 49.40 AUD CDI 1:1 -315 -315 09-Feb-22 BlackRock Investment Management, LLC on mkt sell 49.40 AUD CDI 1:1 -302 -302 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 49.65 AUD CDI 1:1 5,915 5,915 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 976 976 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 1,946 1,946 09-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 49.65 AUD CDI 1:1 -1,075 -1,075 09-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 49.65 AUD CDI 1:1 -430 -430 09-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 49.65 AUD CDI 1:1 -295 -295 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 49.65 AUD CDI 1:1 1,128 1,128 09-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 49.65 AUD CDI 1:1 -10,469 -10,469 09-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 49.65 AUD CDI 1:1 470 470 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 1,562 1,562 09-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 23 23 09-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,129 15,129 09-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -166,500 -166,500 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 50.27 AUD CDI 1:1 -528 -528 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.25 AUD CDI 1:1 -538 -538 10-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,232 -5,232 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.30 AUD CDI 1:1 -10,010 -10,010 10-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 49.22 AUD CDI 1:1 17,565 17,565 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.30 AUD CDI 1:1 -10,920 -10,920 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.30 AUD CDI 1:1 976 976 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.30 AUD CDI 1:1 1,952 1,952 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.30 AUD CDI 1:1 679 679 10-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 49.30 AUD CDI 1:1 156 156 10-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 49.30 AUD CDI 1:1 -426 -426 10-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 49.30 AUD CDI 1:1 -885 -885 10-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 49.30 AUD CDI 1:1 -417 -417 10-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 49.30 AUD CDI 1:1 -3,663 -3,663 10-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 49.30 AUD CDI 1:1 11,124 11,124 10-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 49.30 AUD CDI 1:1 4,951 4,951 10-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 49.30 AUD CDI 1:1 159 159 10-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 732 732 10-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -15,913 -15,913 10-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -133,100 -133,100 JHX page 27 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 43 43 10-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9 9 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,185 -12,185 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,888 1,888 11-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -291 -291 11-Feb-22 BlackRock Japan Co., Ltd. on mkt buy 48.05 AUD CDI 1:1 37,674 37,674 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 47.95 AUD CDI 1:1 -14,912 -14,912 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 47.95 AUD CDI 1:1 -1,488 -1,488 11-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 47.95 AUD CDI 1:1 -1,218 -1,218 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.86 AUD CDI 1:1 30 30 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.86 AUD CDI 1:1 30 30 11-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.86 AUD CDI 1:1 700 700 11-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.86 AUD CDI 1:1 -428 -428 11-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.86 AUD CDI 1:1 -428 -428 11-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.86 AUD CDI 1:1 -834 -834 11-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1 -1 11-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 1 1 14-Feb-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 24,927 24,927 14-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,488 -3,488 14-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -606 -606 14-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.69 AUD CDI 1:1 1,365 1,365 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.69 AUD CDI 1:1 30 30 14-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.69 AUD CDI 1:1 282 282 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -214 -214 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -214 -214 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -590 -590 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -834 -834 14-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -4,181 -4,181 14-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -4 -4 14-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 3 3 14-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 15-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.89 AUD CDI 1:1 -129 -129 15-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -18,349 -18,349 15-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 47.07 AUD CDI 1:1 -165 -165 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.07 AUD CDI 1:1 196 196 15-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 47.07 AUD CDI 1:1 196 196 15-Feb-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -25,417 -25,417 15-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -7 -7 15-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,079 -1,079 15-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 7 7 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.81 AUD CDI 1:1 -559 -559 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -1,522 -1,522 16-Feb-22 BlackRock Advisors, LLC on mkt sell 46.83 AUD CDI 1:1 -2,789 -2,789 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -1,915 -1,915 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.99 AUD CDI 1:1 5,460 5,460 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,232 -5,232 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,236 1,236 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.82 AUD CDI 1:1 -6,502 -6,502 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.82 AUD CDI 1:1 -3,339 -3,339 16-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.82 AUD CDI 1:1 -3,093 -3,093 16-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 291 291 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 46.76 AUD CDI 1:1 -574 -574 JHX page 28 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.99 AUD CDI 1:1 1,365 1,365 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.99 AUD CDI 1:1 -1,996 -1,996 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.99 AUD CDI 1:1 -976 -976 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.99 AUD CDI 1:1 2,254 2,254 16-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.99 AUD CDI 1:1 141 141 16-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.99 AUD CDI 1:1 -232 -232 16-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 46.99 AUD CDI 1:1 1,648 1,648 16-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 46.99 AUD CDI 1:1 -297 -297 16-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.99 AUD CDI 1:1 -13,307 -13,307 16-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 14,958 14,958 16-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 544 544 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 864 864 17-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 47.27 AUD CDI 1:1 -541 -541 17-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.88 AUD CDI 1:1 -936 -936 17-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.88 AUD CDI 1:1 -1,977 -1,977 17-Feb-22 BlackRock Advisors, LLC on mkt sell 46.76 AUD CDI 1:1 -20 -20 17-Feb-22 BlackRock Investment Management, LLC on mkt sell 46.76 AUD CDI 1:1 -1,902 -1,902 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.69 AUD CDI 1:1 553 553 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.69 AUD CDI 1:1 474 474 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.69 AUD CDI 1:1 316 316 17-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 46.69 AUD CDI 1:1 98 98 17-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -236 -236 17-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.69 AUD CDI 1:1 -309 -309 17-Feb-22 BlackRock Advisors, LLC on mkt buy 46.69 AUD CDI 1:1 4,836 4,836 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 864 864 17-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 970 970 17-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -2 -2 17-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -14,958 -14,958 17-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 1 1 17-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -544 -544 18-Feb-22 BlackRock Fund Advisors on mkt buy 46.32 AUD CDI 1:1 620 620 18-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 46.32 AUD CDI 1:1 571 571 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 46.32 AUD CDI 1:1 202 202 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 46.32 AUD CDI 1:1 901 901 18-Feb-22 BlackRock Advisors, LLC on mkt buy 46.32 AUD CDI 1:1 475 475 18-Feb-22 BlackRock International Limited on mkt buy 46.32 AUD CDI 1:1 252 252 18-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,488 -3,488 18-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,976 -6,976 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.29 AUD CDI 1:1 -1,137 -1,137 18-Feb-22 BlackRock Advisors, LLC on mkt sell 46.27 AUD CDI 1:1 -754 -754 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.27 AUD CDI 1:1 -416 -416 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.23 AUD CDI 1:1 -3,142 -3,142 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.23 AUD CDI 1:1 -1,288 -1,288 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.23 AUD CDI 1:1 -1,244 -1,244 18-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.17 AUD CDI 1:1 667 667 18-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 46.17 AUD CDI 1:1 1,203 1,203 18-Feb-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -647 -647 18-Feb-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -2,687 -2,687 18-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -719 -719 18-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,594 -2,594 18-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 72,500 72,500 18-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -54 -54 18-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -10 -10 JHX page 29 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.11 AUD CDI 1:1 -1,044 -1,044 21-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.03 AUD CDI 1:1 -146 -146 21-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 46.03 AUD CDI 1:1 -1,952 -1,952 21-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.03 AUD CDI 1:1 12,101 12,101 21-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 957 957 21-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,625 15,625 21-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 77 77 21-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14 14 22-Feb-22 BlackRock Japan Co., Ltd. on mkt sell 46.42 AUD CDI 1:1 -91 -91 22-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.87 AUD CDI 1:1 -296 -296 22-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 45.84 AUD CDI 1:1 -3,185 -3,185 22-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 45.84 AUD CDI 1:1 -998 -998 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 45.84 AUD CDI 1:1 546 546 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 45.84 AUD CDI 1:1 312 312 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 45.84 AUD CDI 1:1 396 396 22-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 45.84 AUD CDI 1:1 62 62 22-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 45.84 AUD CDI 1:1 55,358 55,358 22-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 48,000 48,000 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.03 AUD CDI 1:1 -1,158 -1,158 23-Feb-22 BlackRock Advisors, LLC on mkt sell 46.03 AUD CDI 1:1 -4,650 -4,650 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.07 AUD CDI 1:1 -1,031 -1,031 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.07 AUD CDI 1:1 -3,644 -3,644 23-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.07 AUD CDI 1:1 -6,620 -6,620 23-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,976 -6,976 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.03 AUD CDI 1:1 -2,344 -2,344 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.03 AUD CDI 1:1 -536 -536 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.03 AUD CDI 1:1 -542 -542 23-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 45.89 AUD CDI 1:1 -976 -976 23-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 45.89 AUD CDI 1:1 -977 -977 23-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 45.89 AUD CDI 1:1 710 710 23-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.89 AUD CDI 1:1 -10,742 -10,742 23-Feb-22 BlackRock Investment Management, LLC on mkt sell 45.89 AUD CDI 1:1 -3,661 -3,661 23-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 45.89 AUD CDI 1:1 -3,919 -3,919 23-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 230 230 24-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -155 -155 24-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,275 -2,275 24-Feb-22 BlackRock Investment Management, LLC on mkt sell 43.78 AUD CDI 1:1 -3,002 -3,002 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.97 AUD CDI 1:1 -1,021 -1,021 24-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.78 AUD CDI 1:1 -66 -66 24-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 43.96 AUD CDI 1:1 -227 -227 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 43.60 AUD CDI 1:1 -90 -90 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 43.60 AUD CDI 1:1 -217 -217 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 43.60 AUD CDI 1:1 -295 -295 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 43.60 AUD CDI 1:1 -590 -590 24-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 43.60 AUD CDI 1:1 -368 -368 24-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 43.60 AUD CDI 1:1 202 202 24-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 43.60 AUD CDI 1:1 120 120 24-Feb-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -957 -957 24-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 227 227 24-Feb-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -77 -77 JHX page 30 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -14 -14 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.61 AUD CDI 1:1 -1,113 -1,113 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.61 AUD CDI 1:1 -5,227 -5,227 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.61 AUD CDI 1:1 -7,781 -7,781 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.64 AUD CDI 1:1 -725 -725 25-Feb-22 BlackRock Advisors, LLC on mkt sell 44.65 AUD CDI 1:1 -867 -867 25-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,540 6,540 25-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.63 AUD CDI 1:1 720 720 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.63 AUD CDI 1:1 -2,946 -2,946 25-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.63 AUD CDI 1:1 705 705 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.63 AUD CDI 1:1 -490 -490 25-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.63 AUD CDI 1:1 -216 -216 25-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.63 AUD CDI 1:1 -2,642 -2,642 25-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 44.63 AUD CDI 1:1 -32,051 -32,051 25-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -16,082 -16,082 25-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 32,600 32,600 25-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14,217 14,217 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,416 1,416 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 642 642 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -126 -126 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.32 AUD CDI 1:1 -954 -954 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.66 AUD CDI 1:1 520 520 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 44.66 AUD CDI 1:1 1,655 1,655 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.66 AUD CDI 1:1 190 190 28-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 44.66 AUD CDI 1:1 96 96 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.66 AUD CDI 1:1 884 884 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.66 AUD CDI 1:1 614 614 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.66 AUD CDI 1:1 156,235 156,235 28-Feb-22 BlackRock Fund Advisors on mkt buy 44.66 AUD CDI 1:1 16,690 16,690 28-Feb-22 BlackRock Financial Management, Inc. on mkt buy 44.66 AUD CDI 1:1 12,251 12,251 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 44.66 AUD CDI 1:1 5,018 5,018 28-Feb-22 BlackRock Fund Advisors on mkt buy 44.66 AUD CDI 1:1 2,784 2,784 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.65 AUD CDI 1:1 1,365 1,365 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.65 AUD CDI 1:1 75 75 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -2,671 -2,671 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -3,271 -3,271 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -890 -890 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -8,953 -8,953 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.65 AUD CDI 1:1 27 27 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.65 AUD CDI 1:1 127 127 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -844 -844 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.65 AUD CDI 1:1 22,510 22,510 28-Feb-22 BlackRock Fund Advisors on mkt buy 44.65 AUD CDI 1:1 2,405 2,405 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -6,675 -6,675 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 44.65 AUD CDI 1:1 723 723 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -2,592 -2,592 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -965 -965 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -2,979 -2,979 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -198 -198 28-Feb-22 BlackRock Advisors (UK) Limited on mkt sell 44.65 AUD CDI 1:1 -217 -217 28-Feb-22 BlackRock Fund Advisors on mkt sell 44.65 AUD CDI 1:1 -4,209 -4,209 JHX page 31 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-22 BlackRock Asset Management Canada Limited on mkt sell 44.65 AUD CDI 1:1 -157 -157 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.65 AUD CDI 1:1 -4,838 -4,838 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.65 AUD CDI 1:1 -1,237 -1,237 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.65 AUD CDI 1:1 -70 -70 28-Feb-22 BlackRock Institutional Trust Company, National Association on mkt buy 44.65 AUD CDI 1:1 3,427 3,427 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.65 AUD CDI 1:1 173 173 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 44.65 AUD CDI 1:1 551 551 28-Feb-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.65 AUD CDI 1:1 64 64 28-Feb-22 BlackRock Asset Management Canada Limited on mkt buy 44.65 AUD CDI 1:1 32 32 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.65 AUD CDI 1:1 294 294 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.65 AUD CDI 1:1 204 204 28-Feb-22 BlackRock Advisors (UK) Limited on mkt buy 44.65 AUD CDI 1:1 52,078 52,078 28-Feb-22 BlackRock Fund Advisors on mkt buy 44.65 AUD CDI 1:1 5,563 5,563 28-Feb-22 BlackRock Financial Management, Inc. on mkt buy 44.65 AUD CDI 1:1 4,084 4,084 28-Feb-22 BlackRock Investment Management (UK) Limited on mkt buy 44.65 AUD CDI 1:1 1,673 1,673 28-Feb-22 BlackRock Fund Advisors on mkt buy 44.65 AUD CDI 1:1 928 928 28-Feb-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,465 3,465 28-Feb-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 26,700 26,700 28-Feb-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -14,217 -14,217 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.56 AUD CDI 1:1 12,285 12,285 01-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.82 AUD CDI 1:1 -1,065 -1,065 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.75 AUD CDI 1:1 -539 -539 01-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,526 1,526 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.56 AUD CDI 1:1 -2,883 -2,883 01-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.56 AUD CDI 1:1 560 560 01-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.56 AUD CDI 1:1 -392 -392 01-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.56 AUD CDI 1:1 -2,632 -2,632 01-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 44.56 AUD CDI 1:1 1,410 1,410 01-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.56 AUD CDI 1:1 -1,193 -1,193 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.23 AUD CDI 1:1 -1,476 -1,476 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.23 AUD CDI 1:1 -8,873 -8,873 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.23 AUD CDI 1:1 -2,348 -2,348 02-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 44.22 AUD CDI 1:1 -1,554 -1,554 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.22 AUD CDI 1:1 -3,538 -3,538 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.27 AUD CDI 1:1 -328 -328 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.23 AUD CDI 1:1 -31 -31 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.22 AUD CDI 1:1 -363 -363 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.27 AUD CDI 1:1 -4,599 -4,599 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.27 AUD CDI 1:1 -1,593 -1,593 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.27 AUD CDI 1:1 -1,506 -1,506 02-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -378 -378 02-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,596 -1,596 02-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,930 1,930 02-Mar-22 BlackRock Financial Management, Inc. on mkt sell 44.40 AUD CDI 1:1 -57 -57 JHX page 32 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.29 AUD CDI 1:1 910 910 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.29 AUD CDI 1:1 -192 -192 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.29 AUD CDI 1:1 -288 -288 02-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.29 AUD CDI 1:1 289 289 02-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.29 AUD CDI 1:1 -186 -186 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 44.29 AUD CDI 1:1 923 923 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.29 AUD CDI 1:1 -2,257 -2,257 02-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 44.29 AUD CDI 1:1 50,313 50,313 03-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.33 AUD CDI 1:1 -64 -64 03-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.33 AUD CDI 1:1 -567 -567 03-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.33 AUD CDI 1:1 -3,309 -3,309 03-Mar-22 BlackRock Investment Management, LLC on mkt sell 44.29 AUD CDI 1:1 -4,159 -4,159 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.02 AUD CDI 1:1 4,825 4,825 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.02 AUD CDI 1:1 15 15 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.02 AUD CDI 1:1 994 994 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.02 AUD CDI 1:1 282 282 03-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.02 AUD CDI 1:1 64 64 03-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 44.02 AUD CDI 1:1 -464 -464 03-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.02 AUD CDI 1:1 -4,307 -4,307 04-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 43.09 AUD CDI 1:1 -6,619 -6,619 04-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.14 AUD CDI 1:1 -47 -47 04-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.14 AUD CDI 1:1 -471 -471 04-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.14 AUD CDI 1:1 -2,495 -2,495 04-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 43.12 AUD CDI 1:1 422 422 04-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,542 -10,542 04-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 43.15 AUD CDI 1:1 14,560 14,560 04-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 43.15 AUD CDI 1:1 -1,926 -1,926 04-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.15 AUD CDI 1:1 60 60 04-Mar-22 BlackRock Advisors, LLC on mkt buy 43.15 AUD CDI 1:1 4,284 4,284 04-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 112,669 112,669 04-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,200 17,200 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,028 -7,028 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,271 -5,271 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,526 1,526 07-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,578 4,578 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.85 AUD CDI 1:1 -34 -34 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.85 AUD CDI 1:1 -401 -401 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.85 AUD CDI 1:1 -2,355 -2,355 07-Mar-22 BlackRock Advisors, LLC on mkt sell 41.85 AUD CDI 1:1 -778 -778 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.85 AUD CDI 1:1 -597 -597 07-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 41.85 AUD CDI 1:1 -637 -637 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 1,926 1,926 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 45 45 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 996 996 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 996 996 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 1,992 1,992 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 62 62 07-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.76 AUD CDI 1:1 62 62 07-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 41.76 AUD CDI 1:1 -449 -449 07-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 41.76 AUD CDI 1:1 20,169 20,169 07-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -17,200 -17,200 JHX page 33 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.47 AUD CDI 1:1 1,151 1,151 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.44 AUD CDI 1:1 -287 -287 08-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.44 AUD CDI 1:1 -3,308 -3,308 08-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 26,355 26,355 08-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.32 AUD CDI 1:1 7,280 7,280 08-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.32 AUD CDI 1:1 996 996 08-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.32 AUD CDI 1:1 2,988 2,988 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.32 AUD CDI 1:1 -101 -101 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.32 AUD CDI 1:1 -388 -388 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.32 AUD CDI 1:1 -4,337 -4,337 08-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 42.32 AUD CDI 1:1 -1,006 -1,006 08-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.32 AUD CDI 1:1 -2,337 -2,337 08-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 31,444 31,444 09-Mar-22 BlackRock Fund Advisors on mkt sell 42.34 AUD CDI 1:1 -620 -620 09-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 42.34 AUD CDI 1:1 -571 -571 09-Mar-22 BlackRock Advisors, LLC on mkt sell 42.34 AUD CDI 1:1 -5,206 -5,206 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.34 AUD CDI 1:1 -202 -202 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.34 AUD CDI 1:1 -901 -901 09-Mar-22 BlackRock Advisors, LLC on mkt sell 42.34 AUD CDI 1:1 -475 -475 09-Mar-22 BlackRock International Limited on mkt sell 42.34 AUD CDI 1:1 -252 -252 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.33 AUD CDI 1:1 -34 -34 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.33 AUD CDI 1:1 -425 -425 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.33 AUD CDI 1:1 -2,696 -2,696 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.35 AUD CDI 1:1 -15,654 -15,654 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.35 AUD CDI 1:1 -2,110 -2,110 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.35 AUD CDI 1:1 -2,044 -2,044 09-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 948 948 09-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 42.47 AUD CDI 1:1 914 914 09-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.49 AUD CDI 1:1 996 996 09-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.49 AUD CDI 1:1 -996 -996 09-Mar-22 BlackRock Financial Management, Inc. on mkt sell 42.49 AUD CDI 1:1 -599 -599 09-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 42.49 AUD CDI 1:1 32,277 32,277 09-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.49 AUD CDI 1:1 -346 -346 09-Mar-22 BlackRock Fund Advisors on mkt sell 42.49 AUD CDI 1:1 -3,268 -3,268 09-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -31,444 -31,444 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.57 AUD CDI 1:1 -544 -544 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.57 AUD CDI 1:1 -2,889 -2,889 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.60 AUD CDI 1:1 -358 -358 10-Mar-22 BlackRock Advisors, LLC on mkt sell 44.60 AUD CDI 1:1 -86 -86 10-Mar-22 BlackRock Investment Management, LLC on mkt sell 44.60 AUD CDI 1:1 -4,440 -4,440 10-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.57 AUD CDI 1:1 -66 -66 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.45 AUD CDI 1:1 -30,940 -30,940 10-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.45 AUD CDI 1:1 1,365 1,365 10-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.45 AUD CDI 1:1 3,996 3,996 10-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.45 AUD CDI 1:1 2,997 2,997 10-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.45 AUD CDI 1:1 -13,986 -13,986 10-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.45 AUD CDI 1:1 -1,080 -1,080 10-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 44.45 AUD CDI 1:1 -8,834 -8,834 10-Mar-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -7,269 -7,269 11-Mar-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 97,637 97,637 11-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 43.78 AUD CDI 1:1 836 836 JHX page 34 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.76 AUD CDI 1:1 -6,299 -6,299 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.76 AUD CDI 1:1 -467 -467 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.76 AUD CDI 1:1 -416 -416 11-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 43.75 AUD CDI 1:1 1,650 1,650 11-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 43.75 AUD CDI 1:1 3,281 3,281 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,538 -4,538 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,269 -2,269 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,538 -4,538 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.77 AUD CDI 1:1 -92 -92 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.77 AUD CDI 1:1 -685 -685 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.77 AUD CDI 1:1 -2,721 -2,721 11-Mar-22 BlackRock Advisors, LLC on mkt sell 43.71 AUD CDI 1:1 -1,223 -1,223 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.71 AUD CDI 1:1 -1,208 -1,208 11-Mar-22 BlackRock Advisors, LLC on mkt sell 43.71 AUD CDI 1:1 -383 -383 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.71 AUD CDI 1:1 -3,880 -3,880 11-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 43.71 AUD CDI 1:1 -1,676 -1,676 11-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,652 1,652 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.76 AUD CDI 1:1 7,704 7,704 11-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 43.76 AUD CDI 1:1 -2,000 -2,000 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.76 AUD CDI 1:1 194 194 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.76 AUD CDI 1:1 417 417 11-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.76 AUD CDI 1:1 153 153 11-Mar-22 BlackRock Fund Advisors on mkt buy 43.76 AUD CDI 1:1 4,574 4,574 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.76 AUD CDI 1:1 -6,858 -6,858 11-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.76 AUD CDI 1:1 -19,538 -19,538 11-Mar-22 BlackRock Fund Advisors on mkt buy 43.76 AUD CDI 1:1 3,139 3,139 11-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 43.76 AUD CDI 1:1 4,050 4,050 11-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 12,622 12,622 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,735 -6,735 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -155 -155 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -29,185 -29,185 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,245 -2,245 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,735 -6,735 14-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 AUD CDI 1:1 -58 -58 14-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 AUD CDI 1:1 -504 -504 14-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.55 AUD CDI 1:1 -1,421 -1,421 14-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 44.49 AUD CDI 1:1 -25,480 -25,480 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.49 AUD CDI 1:1 120 120 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.49 AUD CDI 1:1 4,995 4,995 14-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.49 AUD CDI 1:1 -999 -999 14-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.49 AUD CDI 1:1 -645 -645 14-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.49 AUD CDI 1:1 -215 -215 14-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.49 AUD CDI 1:1 830 830 14-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 44.49 AUD CDI 1:1 746 746 14-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 44.49 AUD CDI 1:1 -2,153 -2,153 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,245 -2,245 14-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,445 11,445 14-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -11,022 -11,022 15-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.19 AUD CDI 1:1 -37 -37 15-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.19 AUD CDI 1:1 -354 -354 15-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.19 AUD CDI 1:1 -1,169 -1,169 15-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 44.18 AUD CDI 1:1 867 867 JHX page 35 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -882 -882 15-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,287 -1,287 15-Mar-22 BlackRock Financial Management, Inc. on mkt sell 44.23 AUD CDI 1:1 -7,248 -7,248 15-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 44.22 AUD CDI 1:1 725 725 15-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 44.22 AUD CDI 1:1 -217 -217 15-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.22 AUD CDI 1:1 1,132 1,132 15-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 44.22 AUD CDI 1:1 1,080 1,080 15-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 44.22 AUD CDI 1:1 -388 -388 15-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,600 -1,600 16-Mar-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 41,697 41,697 16-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 45.13 AUD CDI 1:1 -3,735 -3,735 16-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,286 -2,286 16-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,572 -4,572 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.17 AUD CDI 1:1 -16,598 -16,598 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.13 AUD CDI 1:1 -50 -50 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.13 AUD CDI 1:1 -401 -401 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.13 AUD CDI 1:1 -984 -984 16-Mar-22 BlackRock Advisors, LLC on mkt sell 45.17 AUD CDI 1:1 -769 -769 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.17 AUD CDI 1:1 -781 -781 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 45.39 AUD CDI 1:1 -963 -963 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 45.39 AUD CDI 1:1 -2,997 -2,997 16-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 45.39 AUD CDI 1:1 -4,995 -4,995 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.39 AUD CDI 1:1 710 710 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.39 AUD CDI 1:1 1,846 1,846 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.39 AUD CDI 1:1 624 624 16-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.39 AUD CDI 1:1 359 359 16-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 45.39 AUD CDI 1:1 179 179 16-Mar-22 BlackRock Investment Management, LLC on mkt buy 45.39 AUD CDI 1:1 508 508 16-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,835 8,835 17-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 46.96 AUD CDI 1:1 849 849 17-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 630 630 17-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 630 630 17-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 46.93 AUD CDI 1:1 -1,068 -1,068 17-Mar-22 BlackRock Investment Management, LLC on mkt sell 46.93 AUD CDI 1:1 -4,430 -4,430 17-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.87 AUD CDI 1:1 -907 -907 17-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.87 AUD CDI 1:1 -52 -52 17-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.87 AUD CDI 1:1 -482 -482 17-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.93 AUD CDI 1:1 -74 -74 17-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,279 -2,279 17-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.70 AUD CDI 1:1 -10,010 -10,010 17-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.70 AUD CDI 1:1 3,625 3,625 17-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.70 AUD CDI 1:1 1,365 1,365 17-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.70 AUD CDI 1:1 725 725 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.70 AUD CDI 1:1 285 285 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.70 AUD CDI 1:1 291 291 17-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.70 AUD CDI 1:1 124 124 17-Mar-22 BlackRock Investment Management, LLC on mkt buy 46.70 AUD CDI 1:1 485 485 17-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -465 -465 17-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 14,222 14,222 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.32 AUD CDI 1:1 -61 -61 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.32 AUD CDI 1:1 -493 -493 JHX page 36 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.32 AUD CDI 1:1 -761 -761 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 46.63 AUD CDI 1:1 -6,578 -6,578 18-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,261 -2,261 18-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,366 6,366 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.21 AUD CDI 1:1 26,532 26,532 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.21 AUD CDI 1:1 5,702 5,702 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.21 AUD CDI 1:1 16,122 16,122 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.06 AUD CDI 1:1 -711 -711 18-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.06 AUD CDI 1:1 -711 -711 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.30 AUD CDI 1:1 97 97 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.30 AUD CDI 1:1 417 417 18-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 46.30 AUD CDI 1:1 -1,080 -1,080 18-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.30 AUD CDI 1:1 91 91 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 3,110 3,110 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 3,090 3,090 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 71 71 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 223,115 223,115 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 47,957 47,957 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 905 905 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 135,591 135,591 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 5,126 5,126 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 687 687 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 1,771 1,771 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 2,352 2,352 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 1,944 1,944 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 1,932 1,932 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 44 44 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 566 566 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 3,205 3,205 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 430 430 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 1,108 1,108 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.30 AUD CDI 1:1 1,470 1,470 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 46.30 AUD CDI 1:1 -14,016 -14,016 18-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 46.30 AUD CDI 1:1 -2,242 -2,242 18-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 46.30 AUD CDI 1:1 -209 -209 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 2,724 2,724 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 2,706 2,706 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 61 61 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 793 793 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 4,489 4,489 JHX page 37 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 602 602 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 1,552 1,552 18-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 46.29 AUD CDI 1:1 2,060 2,060 18-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,261 -2,261 18-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -14,222 -14,222 18-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 15,022 15,022 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,602 10,602 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 392 392 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -441 -441 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -310 -310 21-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,285 -2,285 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -54 -54 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -440 -440 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -769 -769 21-Mar-22 BlackRock Advisors, LLC on mkt sell 46.25 AUD CDI 1:1 -2,939 -2,939 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -479 -479 21-Mar-22 BlackRock Advisors, LLC on mkt sell 46.25 AUD CDI 1:1 -640 -640 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -6,659 -6,659 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -674 -674 21-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 46.25 AUD CDI 1:1 -370 -370 21-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 46.25 AUD CDI 1:1 -2,403 -2,403 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -2,516 -2,516 21-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 46.25 AUD CDI 1:1 -2,497 -2,497 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.08 AUD CDI 1:1 30 30 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.08 AUD CDI 1:1 2,190 2,190 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.08 AUD CDI 1:1 710 710 21-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 46.08 AUD CDI 1:1 194 194 21-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 46.08 AUD CDI 1:1 -5,004 -5,004 21-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 46.08 AUD CDI 1:1 -1,089 -1,089 21-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 46.08 AUD CDI 1:1 -465 -465 21-Mar-22 BlackRock Investment Management (Australia) Limited on mkt sell 46.08 AUD CDI 1:1 -13,597 -13,597 21-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,422 16,422 21-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 19,000 19,000 21-Mar-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -15,022 -15,022 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.31 AUD CDI 1:1 -39 -39 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.31 AUD CDI 1:1 -343 -343 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.31 AUD CDI 1:1 -730 -730 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.22 AUD CDI 1:1 -2,337 -2,337 22-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.22 AUD CDI 1:1 -1,473 -1,473 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.13 AUD CDI 1:1 5,802 5,802 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.13 AUD CDI 1:1 1,996 1,996 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.13 AUD CDI 1:1 474 474 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.13 AUD CDI 1:1 632 632 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.13 AUD CDI 1:1 485 485 22-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.13 AUD CDI 1:1 184 184 22-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 45.13 AUD CDI 1:1 1,981 1,981 22-Mar-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 60,899 60,899 22-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,835 8,835 22-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,015 1,015 22-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,847 3,847 23-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,369 12,369 JHX page 38 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.18 AUD CDI 1:1 -90 -90 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.18 AUD CDI 1:1 -562 -562 23-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 45.19 AUD CDI 1:1 810 810 23-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 45.17 AUD CDI 1:1 -1,682 -1,682 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.19 AUD CDI 1:1 -1,769 -1,769 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.19 AUD CDI 1:1 -127 -127 23-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 45.19 AUD CDI 1:1 -110 -110 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.22 AUD CDI 1:1 2,269 2,269 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.22 AUD CDI 1:1 1,997 1,997 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.22 AUD CDI 1:1 879 879 23-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 45.22 AUD CDI 1:1 1,835 1,835 23-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 45.32 AUD CDI 1:1 -2,188 -2,188 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.32 AUD CDI 1:1 390 390 23-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 45.32 AUD CDI 1:1 184 184 23-Mar-22 BlackRock Fund Advisors on mkt buy 45.32 AUD CDI 1:1 2,926 2,926 23-Mar-22 BlackRock Investment Management, LLC on mkt buy 45.32 AUD CDI 1:1 489 489 23-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,904 -9,904 23-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,582 1,582 23-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,197 -2,197 24-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.05 AUD CDI 1:1 -206 -206 24-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 44.05 AUD CDI 1:1 -617 -617 24-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 44.30 AUD CDI 1:1 -14,866 -14,866 24-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 44.05 AUD CDI 1:1 -992 -992 24-Mar-22 BlackRock Advisors, LLC on mkt sell 44.05 AUD CDI 1:1 -25 -25 24-Mar-22 BlackRock Investment Management, LLC on mkt sell 44.05 AUD CDI 1:1 -2,498 -2,498 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,596 1,596 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,260 -2,260 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 196 196 24-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 43.95 AUD CDI 1:1 604 604 24-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,068 7,068 24-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.76 AUD CDI 1:1 1,560 1,560 24-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 877 877 24-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 13,800 13,800 25-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,875 8,875 25-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 17,750 17,750 25-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 43.37 AUD CDI 1:1 746 746 25-Mar-22 BlackRock Advisors, LLC on mkt sell 43.38 AUD CDI 1:1 -1,287 -1,287 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.38 AUD CDI 1:1 -3,398 -3,398 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.41 AUD CDI 1:1 -477 -477 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 43.41 AUD CDI 1:1 -75 -75 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 43.32 AUD CDI 1:1 2,392 2,392 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 43.32 AUD CDI 1:1 1,287 1,287 25-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 43.32 AUD CDI 1:1 1,227 1,227 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.11 AUD CDI 1:1 967 967 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.11 AUD CDI 1:1 967 967 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.11 AUD CDI 1:1 540 540 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 43.11 AUD CDI 1:1 -135 -135 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.11 AUD CDI 1:1 2,997 2,997 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 43.11 AUD CDI 1:1 -952 -952 25-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 43.11 AUD CDI 1:1 -1,922 -1,922 25-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 43.11 AUD CDI 1:1 624 624 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 43.11 AUD CDI 1:1 -849 -849 JHX page 39 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 43.11 AUD CDI 1:1 -1,111 -1,111 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 43.11 AUD CDI 1:1 -10,883 -10,883 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 43.11 AUD CDI 1:1 -582 -582 25-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 43.11 AUD CDI 1:1 3,093 3,093 25-Mar-22 BlackRock Fund Advisors on mkt buy 43.11 AUD CDI 1:1 2,467 2,467 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 43.11 AUD CDI 1:1 -155 -155 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 43.11 AUD CDI 1:1 -204 -204 25-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 43.11 AUD CDI 1:1 -2,001 -2,001 25-Mar-22 BlackRock Investment Management, LLC on mkt sell 43.11 AUD CDI 1:1 -106 -106 25-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,549 9,549 25-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 19 19 28-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,482 1,482 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.12 AUD CDI 1:1 -326 -326 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 42.30 AUD CDI 1:1 -2,285 -2,285 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 41.92 AUD CDI 1:1 -4,292 -4,292 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 41.92 AUD CDI 1:1 4,292 4,292 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.92 AUD CDI 1:1 967 967 28-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.92 AUD CDI 1:1 2,190 2,190 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 41.92 AUD CDI 1:1 -432 -432 28-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 41.92 AUD CDI 1:1 -873 -873 28-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 41.92 AUD CDI 1:1 13,653 13,653 28-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 41.92 AUD CDI 1:1 670 670 28-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 41.92 AUD CDI 1:1 -900 -900 28-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 41.92 AUD CDI 1:1 -300 -300 28-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,512 1,512 28-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 78 78 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.80 AUD CDI 1:1 -226 -226 29-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.96 AUD CDI 1:1 4,212 4,212 29-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 41.90 AUD CDI 1:1 746 746 29-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,183 3,183 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.40 AUD CDI 1:1 1,000 1,000 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.40 AUD CDI 1:1 2,192 2,192 29-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 41.40 AUD CDI 1:1 -2,026 -2,026 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.40 AUD CDI 1:1 -2,383 -2,383 29-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 41.40 AUD CDI 1:1 2,430 2,430 29-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.40 AUD CDI 1:1 -600 -600 29-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 41.40 AUD CDI 1:1 -348 -348 29-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 41.40 AUD CDI 1:1 -1,567 -1,567 29-Mar-22 BlackRock Investment Management, LLC on mkt buy 41.40 AUD CDI 1:1 641 641 29-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 79 79 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.12 AUD CDI 1:1 -386 -386 30-Mar-22 BlackRock Advisors, LLC on mkt sell 42.12 AUD CDI 1:1 -1,099 -1,099 30-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 42.11 AUD CDI 1:1 1,606 1,606 30-Mar-22 BlackRock Advisors, LLC on mkt sell 42.12 AUD CDI 1:1 -398 -398 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.12 AUD CDI 1:1 -4,458 -4,458 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.12 AUD CDI 1:1 -506 -506 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 42.12 AUD CDI 1:1 -1,870 -1,870 JHX page 40 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.14 AUD CDI 1:1 2,559 2,559 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.16 AUD CDI 1:1 12,726 12,726 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.13 AUD CDI 1:1 36,765 36,765 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.14 AUD CDI 1:1 8,899 8,899 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.14 AUD CDI 1:1 3,330 3,330 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 42.47 AUD CDI 1:1 9,526 9,526 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 42.47 AUD CDI 1:1 2,714 2,714 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 42.47 AUD CDI 1:1 2,501 2,501 30-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 42.10 AUD CDI 1:1 1,844 1,844 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 30 30 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 553 553 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 474 474 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 395 395 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 294 294 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 588 588 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 279 279 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 365 365 30-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.10 AUD CDI 1:1 -730 -730 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 184 184 30-Mar-22 BlackRock Fund Advisors on mkt buy 42.10 AUD CDI 1:1 3,895 3,895 30-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 42.10 AUD CDI 1:1 1,864 1,864 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 42.10 AUD CDI 1:1 4,634 4,634 30-Mar-22 BlackRock Institutional Trust Company, National Association on mkt buy 42.10 AUD CDI 1:1 1,854 1,854 30-Mar-22 BlackRock Fund Advisors on mkt buy 42.10 AUD CDI 1:1 3,511 3,511 30-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 42.10 AUD CDI 1:1 -728 -728 30-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 92 92 30-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -57 -57 31-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 495 495 31-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 840 840 31-Mar-22 BlackRock Japan Co., Ltd. on mkt buy 40.43 AUD CDI 1:1 685 685 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt buy 40.70 AUD CDI 1:1 35,802 35,802 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.41 AUD CDI 1:1 2,603 2,603 31-Mar-22 BlackRock Advisors, LLC on mkt sell 40.35 AUD CDI 1:1 -37 -37 31-Mar-22 BlackRock Investment Management, LLC on mkt sell 40.35 AUD CDI 1:1 -2,918 -2,918 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 40.30 AUD CDI 1:1 -3,247 -3,247 31-Mar-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,146 1,146 31-Mar-22 BlackRock Japan Co., Ltd. on mkt sell 40.38 AUD CDI 1:1 -862 -862 31-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 40.60 AUD CDI 1:1 4,785 4,785 31-Mar-22 BlackRock Advisors (UK) Limited on mkt buy 40.60 AUD CDI 1:1 423 423 31-Mar-22 BlackRock Advisors (UK) Limited on mkt sell 40.60 AUD CDI 1:1 -417 -417 31-Mar-22 BlackRock Asset Management Canada Limited on mkt sell 40.60 AUD CDI 1:1 -473 -473 31-Mar-22 BlackRock Asset Management Canada Limited on mkt buy 40.60 AUD CDI 1:1 7,147 7,147 31-Mar-22 BlackRock Fund Advisors on mkt buy 40.60 AUD CDI 1:1 3,358 3,358 31-Mar-22 BlackRock Investment Management, LLC on mkt buy 40.60 AUD CDI 1:1 579 579 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 40.60 AUD CDI 1:1 -5,688 -5,688 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 40.60 AUD CDI 1:1 -6,010 -6,010 31-Mar-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.60 AUD CDI 1:1 -1,639 -1,639 31-Mar-22 BlackRock Investment Management (UK) Limited on mkt sell 40.60 AUD CDI 1:1 -110 -110 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.60 AUD CDI 1:1 3,956 3,956 31-Mar-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.60 AUD CDI 1:1 822 822 31-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 55 55 JHX page 41 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Mar-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 57 57 01-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 848 848 01-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 40.10 AUD CDI 1:1 918 918 01-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,596 1,596 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.09 AUD CDI 1:1 2,055 2,055 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.09 AUD CDI 1:1 399 399 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.10 AUD CDI 1:1 14,471 14,471 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.10 AUD CDI 1:1 31,223 31,223 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.09 AUD CDI 1:1 2,230 2,230 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.07 AUD CDI 1:1 714 714 01-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.07 AUD CDI 1:1 234 234 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.07 AUD CDI 1:1 -1,100 -1,100 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.07 AUD CDI 1:1 -220 -220 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.07 AUD CDI 1:1 -440 -440 01-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.07 AUD CDI 1:1 -1,946 -1,946 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.07 AUD CDI 1:1 3,777 3,777 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.07 AUD CDI 1:1 1,368 1,368 01-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.07 AUD CDI 1:1 143 143 01-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 40.07 AUD CDI 1:1 4,058 4,058 01-Apr-22 BlackRock Fund Advisors on mkt buy 40.07 AUD CDI 1:1 2,860 2,860 01-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.07 AUD CDI 1:1 -1,928 -1,928 01-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 40.07 AUD CDI 1:1 -717 -717 01-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 40.07 AUD CDI 1:1 -3,553 -3,553 01-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,845 4,845 01-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 100 100 04-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 763 763 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 40.20 AUD CDI 1:1 817 817 04-Apr-22 BlackRock Advisors, LLC on mkt sell 40.18 AUD CDI 1:1 -1,793 -1,793 04-Apr-22 BlackRock Advisors, LLC on mkt sell 40.18 AUD CDI 1:1 -1,162 -1,162 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.18 AUD CDI 1:1 -11,005 -11,005 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.18 AUD CDI 1:1 -1,386 -1,386 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.18 AUD CDI 1:1 -2,548 -2,548 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 40.14 AUD CDI 1:1 -4,205 -4,205 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 40.17 AUD CDI 1:1 -4,270 -4,270 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.10 AUD CDI 1:1 1,383 1,383 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 3,828 3,828 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 993 993 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 1,079 1,079 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 429 429 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 474 474 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 316 316 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 194 194 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.10 AUD CDI 1:1 2,835 2,835 04-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.10 AUD CDI 1:1 8,758 8,758 04-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.10 AUD CDI 1:1 -29,658 -29,658 04-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.10 AUD CDI 1:1 4,412 4,412 04-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.10 AUD CDI 1:1 -10,564 -10,564 04-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 40.10 AUD CDI 1:1 -5,818 -5,818 04-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,172 7,172 04-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,245 -2,245 04-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -290,000 -290,000 JHX page 42 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,446 1,446 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,446 1,446 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,116 1,116 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,488 1,488 05-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 41.52 AUD CDI 1:1 706 706 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.59 AUD CDI 1:1 -109 -109 05-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.58 AUD CDI 1:1 524 524 05-Apr-22 BlackRock Advisors, LLC on mkt sell 41.59 AUD CDI 1:1 -4,757 -4,757 05-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 41.58 AUD CDI 1:1 1,438 1,438 05-Apr-22 BlackRock Advisors, LLC on mkt sell 41.59 AUD CDI 1:1 -1,566 -1,566 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.59 AUD CDI 1:1 -13,941 -13,941 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.59 AUD CDI 1:1 -1,758 -1,758 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.59 AUD CDI 1:1 -5,487 -5,487 05-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.59 AUD CDI 1:1 -3,498 -3,498 05-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.94 AUD CDI 1:1 2,766 2,766 05-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.94 AUD CDI 1:1 714 714 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.94 AUD CDI 1:1 60 60 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.94 AUD CDI 1:1 291 291 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.94 AUD CDI 1:1 97 97 05-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.94 AUD CDI 1:1 840 840 05-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,387 2,387 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.19 AUD CDI 1:1 -72 -72 06-Apr-22 BlackRock Fund Advisors on mkt buy 41.33 AUD CDI 1:1 1,076 1,076 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.95 AUD CDI 1:1 10,603 10,603 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.19 AUD CDI 1:1 2,439 2,439 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.19 AUD CDI 1:1 12,502 12,502 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.19 AUD CDI 1:1 2,153 2,153 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.19 AUD CDI 1:1 33,029 33,029 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.18 AUD CDI 1:1 14,314 14,314 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 41.25 AUD CDI 1:1 63,683 63,683 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 41.25 AUD CDI 1:1 6,724 6,724 06-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 41.25 AUD CDI 1:1 9,451 9,451 06-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.95 AUD CDI 1:1 1,450 1,450 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 1,902 1,902 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 30 30 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 395 395 06-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 287 287 06-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 40.95 AUD CDI 1:1 -1,795 -1,795 06-Apr-22 BlackRock Investment Management, LLC on mkt buy 40.95 AUD CDI 1:1 847 847 06-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 40.95 AUD CDI 1:1 -8,044 -8,044 06-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 9,000 9,000 07-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,206 3,206 07-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.05 AUD CDI 1:1 1,869 1,869 07-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 40.06 AUD CDI 1:1 725 725 07-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.05 AUD CDI 1:1 -147 -147 07-Apr-22 BlackRock Investment Management, LLC on mkt sell 40.05 AUD CDI 1:1 -3,591 -3,591 07-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.98 AUD CDI 1:1 992 992 07-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.98 AUD CDI 1:1 560 560 07-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.98 AUD CDI 1:1 379 379 JHX page 43 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.98 AUD CDI 1:1 4,225 4,225 07-Apr-22 BlackRock Investment Management, LLC on mkt buy 39.98 AUD CDI 1:1 597 597 07-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,965 8,965 07-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 710 710 08-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,412 6,412 08-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,578 4,578 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.21 AUD CDI 1:1 978 978 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 40.17 AUD CDI 1:1 1,620 1,620 08-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 40.17 AUD CDI 1:1 355 355 08-Apr-22 BlackRock Advisors, LLC on mkt sell 40.16 AUD CDI 1:1 -1,132 -1,132 08-Apr-22 BlackRock Advisors, LLC on mkt sell 40.16 AUD CDI 1:1 -372 -372 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.16 AUD CDI 1:1 -4,316 -4,316 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.16 AUD CDI 1:1 -1,609 -1,609 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.17 AUD CDI 1:1 3,537 3,537 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.17 AUD CDI 1:1 1,898 1,898 08-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.17 AUD CDI 1:1 580 580 08-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.21 AUD CDI 1:1 4,413 4,413 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.23 AUD CDI 1:1 282 282 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.23 AUD CDI 1:1 280 280 08-Apr-22 BlackRock Advisors, LLC on mkt buy 40.23 AUD CDI 1:1 2,344 2,344 08-Apr-22 BlackRock Advisors, LLC on mkt buy 40.23 AUD CDI 1:1 9,629 9,629 08-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.23 AUD CDI 1:1 2,057 2,057 08-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -16,320 -16,320 08-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 17,837 17,837 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,758 10,758 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 310 310 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -177 -177 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 39.60 AUD CDI 1:1 -2,353 -2,353 11-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 39.86 AUD CDI 1:1 835 835 11-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 39.60 AUD CDI 1:1 137 137 11-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 39.75 AUD CDI 1:1 -4,892 -4,892 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.78 AUD CDI 1:1 953 953 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.78 AUD CDI 1:1 953 953 11-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 39.78 AUD CDI 1:1 -135 -135 11-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.78 AUD CDI 1:1 316 316 11-Apr-22 BlackRock Investment Management, LLC on mkt sell 39.78 AUD CDI 1:1 -1,784 -1,784 11-Apr-22 BlackRock Fund Advisors on mkt buy 39.78 AUD CDI 1:1 3,347 3,347 11-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 39.78 AUD CDI 1:1 -1,189 -1,189 11-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 17,930 17,930 11-Apr-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -2,355 -2,355 11-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,237 18,237 11-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 928 928 11-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -16,750 -16,750 12-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.44 AUD CDI 1:1 52 52 12-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 39.91 AUD CDI 1:1 -2,435 -2,435 12-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.44 AUD CDI 1:1 2,282 2,282 12-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.67 AUD CDI 1:1 4,975 4,975 12-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 40.67 AUD CDI 1:1 -1,059 -1,059 12-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,758 10,758 12-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -19,754 -19,754 12-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 293 293 JHX page 44 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,335 20,335 13-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,965 8,965 13-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,586 3,586 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.80 AUD CDI 1:1 -24,011 -24,011 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.80 AUD CDI 1:1 -5,689 -5,689 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.80 AUD CDI 1:1 -6,504 -6,504 13-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 39.90 AUD CDI 1:1 679 679 13-Apr-22 BlackRock Advisors, LLC on mkt sell 39.81 AUD CDI 1:1 -1,251 -1,251 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 39.85 AUD CDI 1:1 927 927 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.81 AUD CDI 1:1 -3,756 -3,756 13-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.81 AUD CDI 1:1 -1,356 -1,356 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.84 AUD CDI 1:1 247 247 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.80 AUD CDI 1:1 -2,338 -2,338 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.84 AUD CDI 1:1 2,957 2,957 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.49 AUD CDI 1:1 3,680 3,680 13-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 39.49 AUD CDI 1:1 -953 -953 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.49 AUD CDI 1:1 90 90 13-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 39.49 AUD CDI 1:1 -213 -213 13-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.49 AUD CDI 1:1 582 582 13-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 39.49 AUD CDI 1:1 -26,669 -26,669 13-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.49 AUD CDI 1:1 -11,957 -11,957 13-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 79 79 13-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 332 332 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,965 8,965 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,263 3,263 14-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 836 836 14-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 40.59 AUD CDI 1:1 -15,321 -15,321 14-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 39.82 AUD CDI 1:1 -10,779 -10,779 14-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.60 AUD CDI 1:1 -192 -192 14-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 40.46 AUD CDI 1:1 -199 -199 14-Apr-22 BlackRock Investment Management, LLC on mkt sell 40.60 AUD CDI 1:1 -516 -516 14-Apr-22 BlackRock Investment Management, LLC on mkt sell 40.60 AUD CDI 1:1 -769 -769 14-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.85 AUD CDI 1:1 725 725 14-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.85 AUD CDI 1:1 -213 -213 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.85 AUD CDI 1:1 289 289 14-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.85 AUD CDI 1:1 867 867 14-Apr-22 BlackRock Fund Advisors on mkt buy 40.85 AUD CDI 1:1 3,286 3,286 14-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 35 35 14-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 273 273 15-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -3 -3 15-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 131 131 18-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 172 172 18-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -172 -172 19-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 396 396 19-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 40.76 AUD CDI 1:1 791 791 19-Apr-22 BlackRock Fund Advisors on mkt buy 40.57 AUD CDI 1:1 3,302 3,302 JHX page 45 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 40.77 AUD CDI 1:1 -872 -872 19-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 40.89 AUD CDI 1:1 -153 -153 19-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.89 AUD CDI 1:1 90 90 19-Apr-22 BlackRock Advisors, LLC on mkt sell 40.89 AUD CDI 1:1 -1,831 -1,831 19-Apr-22 BlackRock Advisors, LLC on mkt sell 40.89 AUD CDI 1:1 -349 -349 19-Apr-22 BlackRock Asset Management Canada Limited on mkt sell 40.89 AUD CDI 1:1 -1,370 -1,370 19-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 40.89 AUD CDI 1:1 1,036 1,036 19-Apr-22 BlackRock Investment Management, LLC on mkt buy 40.89 AUD CDI 1:1 622 622 19-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -19,000 -19,000 19-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -25 -25 19-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 132 132 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.05 AUD CDI 1:1 -6,612 -6,612 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.05 AUD CDI 1:1 -219 -219 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.05 AUD CDI 1:1 -366 -366 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 41.08 AUD CDI 1:1 -11,859 -11,859 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.05 AUD CDI 1:1 -2,250 -2,250 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.05 AUD CDI 1:1 -1,439 -1,439 20-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 40.95 AUD CDI 1:1 -52,440 -52,440 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 1,035 1,035 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 1,035 1,035 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 572 572 20-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.95 AUD CDI 1:1 -842 -842 20-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 582 582 20-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 40.95 AUD CDI 1:1 2,643 2,643 20-Apr-22 BlackRock Asset Management Canada Limited on mkt buy 40.95 AUD CDI 1:1 204 204 20-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.95 AUD CDI 1:1 1,422 1,422 20-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -22 -22 20-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 411 411 21-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,965 -8,965 21-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,410 3,410 21-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 490 490 21-Apr-22 BlackRock Japan Co., Ltd. on mkt buy 41.03 AUD CDI 1:1 1,018 1,018 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.49 AUD CDI 1:1 2,261 2,261 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 40.93 AUD CDI 1:1 -8,568 -8,568 21-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 40.91 AUD CDI 1:1 -1,270 -1,270 21-Apr-22 BlackRock Investment Management, LLC on mkt sell 41.02 AUD CDI 1:1 -391 -391 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.02 AUD CDI 1:1 -197 -197 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 41.02 AUD CDI 1:1 -710 -710 21-Apr-22 BlackRock Japan Co., Ltd. on mkt sell 41.02 AUD CDI 1:1 -390 -390 21-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.04 AUD CDI 1:1 713 713 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.04 AUD CDI 1:1 951 951 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.04 AUD CDI 1:1 -75 -75 21-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.04 AUD CDI 1:1 1,990 1,990 21-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.04 AUD CDI 1:1 -666 -666 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 41.04 AUD CDI 1:1 25,789 25,789 21-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 41.04 AUD CDI 1:1 -17,161 -17,161 21-Apr-22 BlackRock Advisors, LLC on mkt buy 41.04 AUD CDI 1:1 3,400 3,400 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.04 AUD CDI 1:1 -9,007 -9,007 JHX page 46 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.04 AUD CDI 1:1 -1,618 -1,618 21-Apr-22 BlackRock Investment Management, LLC on mkt buy 41.04 AUD CDI 1:1 547 547 21-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -22,600 -22,600 21-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -24 -24 21-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 108 108 22-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 763 763 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.01 AUD CDI 1:1 -613 -613 22-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.01 AUD CDI 1:1 -115 -115 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 41.01 AUD CDI 1:1 -4,550 -4,550 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.00 AUD CDI 1:1 1,902 1,902 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.00 AUD CDI 1:1 75 75 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.00 AUD CDI 1:1 2,985 2,985 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.00 AUD CDI 1:1 316 316 22-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.00 AUD CDI 1:1 -213 -213 22-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.00 AUD CDI 1:1 363 363 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.00 AUD CDI 1:1 228 228 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.00 AUD CDI 1:1 1,111 1,111 22-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.00 AUD CDI 1:1 283 283 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 41.00 AUD CDI 1:1 1,316 1,316 22-Apr-22 BlackRock Advisors, LLC on mkt sell 41.00 AUD CDI 1:1 -716 -716 22-Apr-22 BlackRock Investment Management (UK) Limited on mkt buy 41.00 AUD CDI 1:1 2,046 2,046 22-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -1,631 -1,631 22-Apr-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -1,943 -1,943 22-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -97 -97 22-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 236 236 25-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -763 -763 25-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -12 -12 25-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2 -2 26-Apr-22 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 16,787 16,787 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -14,344 -14,344 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 41.40 AUD CDI 1:1 -5,451 -5,451 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.99 AUD CDI 1:1 9,670 9,670 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.99 AUD CDI 1:1 18 18 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 41.41 AUD CDI 1:1 -285 -285 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.44 AUD CDI 1:1 -1,920 -1,920 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.44 AUD CDI 1:1 7,960 7,960 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.44 AUD CDI 1:1 -1,990 -1,990 26-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 41.44 AUD CDI 1:1 141 141 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.44 AUD CDI 1:1 -384 -384 26-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.44 AUD CDI 1:1 -1,830 -1,830 26-Apr-22 BlackRock Investment Management, LLC on mkt sell 41.44 AUD CDI 1:1 -3,898 -3,898 26-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.44 AUD CDI 1:1 -11,552 -11,552 26-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.44 AUD CDI 1:1 1,028 1,028 26-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,648 7,648 26-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 30,879 30,879 26-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -69 -69 26-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 189 189 27-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,452 6,452 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.01 AUD CDI 1:1 341 341 JHX page 47 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.01 AUD CDI 1:1 370 370 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.01 AUD CDI 1:1 830 830 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.01 AUD CDI 1:1 778 778 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.01 AUD CDI 1:1 7,994 7,994 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.98 AUD CDI 1:1 -404 -404 27-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 39.99 AUD CDI 1:1 -4,191 -4,191 27-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 39.94 AUD CDI 1:1 -960 -960 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.94 AUD CDI 1:1 15 15 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.94 AUD CDI 1:1 423 423 27-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 39.94 AUD CDI 1:1 -1,092 -1,092 27-Apr-22 BlackRock Advisors, LLC on mkt sell 39.94 AUD CDI 1:1 -696 -696 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.94 AUD CDI 1:1 2,372 2,372 27-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 39.94 AUD CDI 1:1 8,480 8,480 27-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.94 AUD CDI 1:1 -2,186 -2,186 27-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.94 AUD CDI 1:1 -297 -297 27-Apr-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 4,530 4,530 27-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,843 1,843 27-Apr-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,254 -1,254 27-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -411 -411 28-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,172 -7,172 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.34 AUD CDI 1:1 7,814 7,814 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -86 -86 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -58 -58 28-Apr-22 BlackRock Investment Management, LLC on mkt sell 40.20 AUD CDI 1:1 -520 -520 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -153 -153 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 423 423 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 1,422 1,422 28-Apr-22 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 553 553 28-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 40.18 AUD CDI 1:1 -194 -194 28-Apr-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.18 AUD CDI 1:1 40,757 40,757 28-Apr-22 BlackRock Fund Advisors on mkt buy 40.18 AUD CDI 1:1 1,134 1,134 28-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 10,446 10,446 28-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,843 -1,843 28-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,619 -10,619 28-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 89 89 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,172 -7,172 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 820 820 29-Apr-22 BlackRock Advisors (UK) Limited on mkt sell 41.54 AUD CDI 1:1 -291 -291 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.54 AUD CDI 1:1 -3,197 -3,197 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt sell 41.54 AUD CDI 1:1 -1,514 -1,514 29-Apr-22 BlackRock Investment Management, LLC on mkt sell 41.54 AUD CDI 1:1 -96 -96 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.54 AUD CDI 1:1 -2,846 -2,846 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 41.54 AUD CDI 1:1 -2,867 -2,867 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.54 AUD CDI 1:1 -4,460 -4,460 29-Apr-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.54 AUD CDI 1:1 657 657 29-Apr-22 BlackRock Advisors, LLC on mkt buy 41.54 AUD CDI 1:1 1,187 1,187 29-Apr-22 BlackRock Investment Management, LLC on mkt sell 41.54 AUD CDI 1:1 -18 -18 29-Apr-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.54 AUD CDI 1:1 -550 -550 JHX page 48 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Apr-22 BlackRock Investment Management (UK) Limited on mkt sell 41.54 AUD CDI 1:1 -554 -554 29-Apr-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 23,309 23,309 29-Apr-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -10,446 -10,446 29-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,442 10,442 29-Apr-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -52,001 -52,001 29-Apr-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -22,739 -22,739 02-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 804 804 02-May-22 BlackRock Investment Management (UK) Limited on mkt buy 40.66 AUD CDI 1:1 812 812 02-May-22 BlackRock Investment Management, LLC on mkt sell 40.66 AUD CDI 1:1 -339 -339 02-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.66 AUD CDI 1:1 -1,696 -1,696 02-May-22 BlackRock Fund Advisors on mkt buy 40.66 AUD CDI 1:1 3,518 3,518 02-May-22 BlackRock Fund Advisors on mkt buy 40.66 AUD CDI 1:1 6,178 6,178 02-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 10,447 10,447 02-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,442 -10,442 02-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1 1 03-May-22 BlackRock Fund Advisors on mkt buy 41.13 AUD CDI 1:1 1,006 1,006 03-May-22 BlackRock Advisors (UK) Limited on mkt buy 40.61 AUD CDI 1:1 30 30 03-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.61 AUD CDI 1:1 -918 -918 03-May-22 BlackRock Advisors, LLC on mkt sell 40.61 AUD CDI 1:1 -1,804 -1,804 03-May-22 BlackRock International Limited on mkt sell 40.61 AUD CDI 1:1 -867 -867 03-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.61 AUD CDI 1:1 -488 -488 03-May-22 BlackRock Advisors, LLC on mkt sell 40.61 AUD CDI 1:1 -349 -349 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 40.61 AUD CDI 1:1 -1,568 -1,568 03-May-22 BlackRock Advisors (UK) Limited on mkt sell 40.61 AUD CDI 1:1 -1,118 -1,118 03-May-22 BlackRock Investment Management (UK) Limited on mkt sell 40.61 AUD CDI 1:1 -2,040 -2,040 03-May-22 BlackRock Asset Management Canada Limited on mkt sell 40.61 AUD CDI 1:1 -1,015 -1,015 03-May-22 BlackRock Investment Management (UK) Limited on mkt buy 40.61 AUD CDI 1:1 1,539 1,539 03-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.61 AUD CDI 1:1 249 249 03-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -10,447 -10,447 03-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 33,872 33,872 03-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,000 -8,000 03-May-22 BlackRock (Singapore) Limited in specie n/a AUD CDI 1:1 -6,509 -6,509 04-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 310 310 04-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,185 1,185 04-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 495 495 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 41.15 AUD CDI 1:1 -2,681 -2,681 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 40.94 AUD CDI 1:1 -5,313 -5,313 04-May-22 BlackRock Investment Management (UK) Limited on mkt sell 40.94 AUD CDI 1:1 -675 -675 04-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 40.94 AUD CDI 1:1 5,795 5,795 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.93 AUD CDI 1:1 -1,082 -1,082 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.93 AUD CDI 1:1 -3,872 -3,872 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.93 AUD CDI 1:1 -3,577 -3,577 04-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 40.93 AUD CDI 1:1 -4,487 -4,487 04-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.91 AUD CDI 1:1 11,014 11,014 04-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.91 AUD CDI 1:1 2,709 2,709 04-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 40.91 AUD CDI 1:1 2,654 2,654 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 5,772 5,772 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 45 45 04-May-22 BlackRock Advisors (UK) Limited on mkt sell 40.95 AUD CDI 1:1 -2,985 -2,985 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 680 680 04-May-22 BlackRock Advisors (UK) Limited on mkt buy 40.95 AUD CDI 1:1 271 271 04-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 432 432 04-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,911 -13,911 JHX page 49 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 13,672 13,672 05-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.47 AUD CDI 1:1 1,835 1,835 05-May-22 BlackRock Japan Co., Ltd. on mkt sell 41.43 AUD CDI 1:1 -2,357 -2,357 05-May-22 BlackRock Investment Management, LLC on mkt sell 41.43 AUD CDI 1:1 -639 -639 05-May-22 BlackRock Investment Management, LLC on mkt sell 41.43 AUD CDI 1:1 -648 -648 05-May-22 BlackRock Investment Management, LLC on mkt sell 41.45 AUD CDI 1:1 -1,852 -1,852 05-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.43 AUD CDI 1:1 -628 -628 05-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.45 AUD CDI 1:1 -252 -252 05-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 41.43 AUD CDI 1:1 -162 -162 05-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 41.41 AUD CDI 1:1 718 718 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 41.41 AUD CDI 1:1 30 30 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 41.41 AUD CDI 1:1 45 45 05-May-22 BlackRock Advisors (UK) Limited on mkt buy 41.41 AUD CDI 1:1 680 680 05-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,965 -8,965 05-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 10,013 10,013 05-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,983 3,983 05-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -13,672 -13,672 06-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.52 AUD CDI 1:1 -271 -271 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 39.82 AUD CDI 1:1 -2,291 -2,291 06-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.40 AUD CDI 1:1 -2,651 -2,651 06-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.40 AUD CDI 1:1 -13,163 -13,163 06-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.40 AUD CDI 1:1 -20,926 -20,926 06-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.31 AUD CDI 1:1 36,800 36,800 06-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.31 AUD CDI 1:1 1,380 1,380 06-May-22 BlackRock Advisors (UK) Limited on mkt buy 39.31 AUD CDI 1:1 15 15 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.31 AUD CDI 1:1 -485 -485 06-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.31 AUD CDI 1:1 -186 -186 06-May-22 BlackRock Investment Management, LLC on mkt buy 39.31 AUD CDI 1:1 143 143 06-May-22 BlackRock Investment Management (UK) Limited on mkt buy 39.31 AUD CDI 1:1 638 638 06-May-22 BlackRock Advisors, LLC on mkt sell 39.31 AUD CDI 1:1 -1,555 -1,555 06-May-22 BlackRock Investment Management (UK) Limited on mkt sell 39.31 AUD CDI 1:1 -3,130 -3,130 06-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.31 AUD CDI 1:1 -769 -769 06-May-22 BlackRock Asset Management Canada Limited on mkt sell 39.31 AUD CDI 1:1 -161 -161 06-May-22 BlackRock Asset Management Canada Limited on mkt sell 39.31 AUD CDI 1:1 -1,076 -1,076 06-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -10,445 -10,445 06-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,691 10,691 09-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,236 1,236 09-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.45 AUD CDI 1:1 -275 -275 09-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.45 AUD CDI 1:1 -901 -901 09-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.45 AUD CDI 1:1 -4,019 -4,019 09-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.45 AUD CDI 1:1 -3,334 -3,334 09-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.45 AUD CDI 1:1 -3,344 -3,344 09-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.47 AUD CDI 1:1 -4,140 -4,140 09-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 10,447 10,447 09-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,835 -9,835 10-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 310 310 JHX page 50 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-May-22 BlackRock International Limited on mkt buy 38.92 AUD CDI 1:1 245 245 10-May-22 BlackRock Investment Management (UK) Limited on mkt buy 38.92 AUD CDI 1:1 1,001 1,001 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -601 -601 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -1,325 -1,325 10-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.07 AUD CDI 1:1 -3,760 -3,760 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -6,221 -6,221 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -692 -692 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -7,942 -7,942 10-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -5,278 -5,278 10-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.33 AUD CDI 1:1 10,120 10,120 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.33 AUD CDI 1:1 -1,994 -1,994 10-May-22 BlackRock Advisors (UK) Limited on mkt buy 39.33 AUD CDI 1:1 141 141 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.33 AUD CDI 1:1 -291 -291 10-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.33 AUD CDI 1:1 -372 -372 10-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 39.33 AUD CDI 1:1 -1,046 -1,046 10-May-22 BlackRock Fund Advisors on mkt buy 39.33 AUD CDI 1:1 3,583 3,583 10-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,173 -3,173 11-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 465 465 11-May-22 BlackRock Japan Co., Ltd. on mkt buy 38.67 AUD CDI 1:1 1,144 1,144 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.61 AUD CDI 1:1 -36 -36 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.61 AUD CDI 1:1 -500 -500 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.61 AUD CDI 1:1 -81 -81 11-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.60 AUD CDI 1:1 -25,011 -25,011 11-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.60 AUD CDI 1:1 -6,576 -6,576 11-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.60 AUD CDI 1:1 -33,121 -33,121 11-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.60 AUD CDI 1:1 -58,995 -58,995 11-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.64 AUD CDI 1:1 -5,079 -5,079 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -15 -15 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -84 -84 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.71 AUD CDI 1:1 282 282 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -360 -360 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -196 -196 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -213 -213 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -426 -426 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -852 -852 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.71 AUD CDI 1:1 838 838 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.71 AUD CDI 1:1 1,257 1,257 11-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.71 AUD CDI 1:1 371 371 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.71 AUD CDI 1:1 -878 -878 11-May-22 BlackRock Investment Management (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -313 -313 11-May-22 BlackRock Advisors, LLC on mkt sell 38.71 AUD CDI 1:1 -1,705 -1,705 11-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 38.71 AUD CDI 1:1 512 512 11-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.71 AUD CDI 1:1 -858 -858 11-May-22 BlackRock Advisors, LLC on mkt sell 38.71 AUD CDI 1:1 -548 -548 11-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -747 -747 11-May-22 BlackRock Asset Management Canada Limited on mkt sell 38.71 AUD CDI 1:1 -1,540 -1,540 11-May-22 BlackRock Investment Management (UK) Limited on mkt sell 38.71 AUD CDI 1:1 -53,010 -53,010 11-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,580 -8,580 11-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2 -2 11-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,500 -1,500 12-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,179 1,179 JHX page 51 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 804 804 12-May-22 BlackRock Japan Co., Ltd. on mkt sell 38.44 AUD CDI 1:1 -1,021 -1,021 12-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.43 AUD CDI 1:1 -273 -273 12-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.43 AUD CDI 1:1 -325 -325 12-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.43 AUD CDI 1:1 -13,697 -13,697 12-May-22 BlackRock Japan Co., Ltd. on mkt sell 38.43 AUD CDI 1:1 -431 -431 12-May-22 BlackRock Advisors, LLC on mkt sell 38.43 AUD CDI 1:1 -31 -31 12-May-22 BlackRock Investment Management, LLC on mkt sell 38.43 AUD CDI 1:1 -650 -650 12-May-22 BlackRock Investment Management, LLC on mkt sell 38.43 AUD CDI 1:1 -2,810 -2,810 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.40 AUD CDI 1:1 -4,840 -4,840 12-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.40 AUD CDI 1:1 286 286 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.40 AUD CDI 1:1 -216 -216 12-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.40 AUD CDI 1:1 -648 -648 12-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 38.40 AUD CDI 1:1 4,458 4,458 12-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.40 AUD CDI 1:1 -22,864 -22,864 12-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 6,502 6,502 12-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -20,127 -20,127 12-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,127 20,127 13-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,586 -3,586 13-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.99 AUD CDI 1:1 -2,111 -2,111 13-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.99 AUD CDI 1:1 -9,397 -9,397 13-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.99 AUD CDI 1:1 -13,380 -13,380 13-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.99 AUD CDI 1:1 -55,476 -55,476 13-May-22 BlackRock Japan Co., Ltd. on mkt buy 39.01 AUD CDI 1:1 1,183 1,183 13-May-22 BlackRock Investment Management (UK) Limited on mkt sell 38.99 AUD CDI 1:1 -5,335 -5,335 13-May-22 BlackRock Investment Management (UK) Limited on mkt sell 38.99 AUD CDI 1:1 -2,757 -2,757 13-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 39.09 AUD CDI 1:1 43,240 43,240 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.91 AUD CDI 1:1 -1 -1 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.91 AUD CDI 1:1 -1 -1 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.00 AUD CDI 1:1 -38 -38 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.00 AUD CDI 1:1 -210 -210 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.00 AUD CDI 1:1 -69 -69 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.04 AUD CDI 1:1 -2,439 -2,439 13-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 39.04 AUD CDI 1:1 -1,985 -1,985 13-May-22 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 225 225 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -6,993 -6,993 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -370 -370 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -4,509 -4,509 13-May-22 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -2,301 -2,301 13-May-22 BlackRock Investment Management, LLC on mkt buy 39.09 AUD CDI 1:1 446 446 13-May-22 BlackRock Advisors, LLC on mkt buy 39.09 AUD CDI 1:1 3,695 3,695 13-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -4,530 -4,530 13-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 24,592 24,592 13-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -9,300 -9,300 13-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -18,703 -18,703 16-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,080 -3,080 16-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -126 -126 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.85 AUD CDI 1:1 286 286 16-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.85 AUD CDI 1:1 418 418 16-May-22 BlackRock Advisors, LLC on mkt sell 38.85 AUD CDI 1:1 -1,488 -1,488 JHX page 52 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-May-22 BlackRock Investment Management (UK) Limited on mkt buy 38.85 AUD CDI 1:1 4,718 4,718 16-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -912 -912 16-May-22 BlackRock Investment Management, LLC on mkt buy 38.85 AUD CDI 1:1 525 525 16-May-22 BlackRock Advisors, LLC on mkt sell 38.85 AUD CDI 1:1 -482 -482 16-May-22 BlackRock Investment Management, LLC on mkt buy 38.85 AUD CDI 1:1 131 131 16-May-22 BlackRock Asset Management Canada Limited on mkt sell 38.85 AUD CDI 1:1 -417 -417 16-May-22 BlackRock Asset Management Canada Limited on mkt sell 38.85 AUD CDI 1:1 -1,729 -1,729 16-May-22 BlackRock Advisors, LLC on mkt sell 38.85 AUD CDI 1:1 -1,022 -1,022 16-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.85 AUD CDI 1:1 -627 -627 16-May-22 BlackRock Advisors, LLC on mkt sell 38.85 AUD CDI 1:1 -332 -332 16-May-22 BlackRock Asset Management Canada Limited on mkt sell 38.85 AUD CDI 1:1 -287 -287 16-May-22 BlackRock Asset Management Canada Limited on mkt sell 38.85 AUD CDI 1:1 -1,187 -1,187 16-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -24,592 -24,592 16-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 8,656 8,656 17-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.26 AUD CDI 1:1 -29,113 -29,113 17-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.56 AUD CDI 1:1 -159 -159 17-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.56 AUD CDI 1:1 -547 -547 17-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 37.56 AUD CDI 1:1 -1,798 -1,798 17-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 37.50 AUD CDI 1:1 718 718 17-May-22 BlackRock Advisors (UK) Limited on mkt buy 37.50 AUD CDI 1:1 371 371 17-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 37.50 AUD CDI 1:1 407 407 17-May-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -12,417 -12,417 17-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 34,569 34,569 17-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -8,496 -8,496 18-May-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -51,334 -51,334 18-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 198 198 18-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,476 -1,476 18-May-22 BlackRock Advisors, LLC on mkt buy 38.57 AUD CDI 1:1 5,128 5,128 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.60 AUD CDI 1:1 -403 -403 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.60 AUD CDI 1:1 -1,069 -1,069 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.59 AUD CDI 1:1 -1,940 -1,940 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.59 AUD CDI 1:1 -8,386 -8,386 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.59 AUD CDI 1:1 -3,680 -3,680 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.60 AUD CDI 1:1 -12,238 -12,238 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.60 AUD CDI 1:1 -891 -891 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.59 AUD CDI 1:1 -9,679 -9,679 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.60 AUD CDI 1:1 -32,296 -32,296 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.60 AUD CDI 1:1 -4,943 -4,943 18-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.60 AUD CDI 1:1 -3,631 -3,631 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 38.50 AUD CDI 1:1 1,458 1,458 18-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 38.50 AUD CDI 1:1 729 729 18-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.50 AUD CDI 1:1 291 291 JHX page 53 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 38.50 AUD CDI 1:1 -16,338 -16,338 18-May-22 BlackRock Fund Advisors on mkt buy 38.50 AUD CDI 1:1 4,440 4,440 18-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,582 1,582 18-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,584 -1,584 19-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 310 310 19-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 396 396 19-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,365 1,365 19-May-22 BlackRock Japan Co., Ltd. on mkt sell 36.36 AUD CDI 1:1 -886 -886 19-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.39 AUD CDI 1:1 -350 -350 19-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.36 AUD CDI 1:1 -392 -392 19-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 36.35 AUD CDI 1:1 -1,335 -1,335 19-May-22 BlackRock Japan Co., Ltd. on mkt sell 36.36 AUD CDI 1:1 -977 -977 19-May-22 BlackRock Japan Co., Ltd. on mkt sell 36.36 AUD CDI 1:1 -839 -839 19-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.36 AUD CDI 1:1 -578 -578 19-May-22 BlackRock Investment Management, LLC on mkt sell 36.36 AUD CDI 1:1 -625 -625 19-May-22 BlackRock Investment Management, LLC on mkt sell 36.36 AUD CDI 1:1 -2,487 -2,487 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.37 AUD CDI 1:1 970 970 19-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.37 AUD CDI 1:1 284 284 19-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.37 AUD CDI 1:1 -2,397 -2,397 19-May-22 BlackRock Asset Management Canada Limited on mkt sell 36.37 AUD CDI 1:1 -141 -141 19-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,390 -6,390 19-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,913 -8,913 19-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 6,133 6,133 19-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 59 59 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.91 AUD CDI 1:1 -265 -265 20-May-22 BlackRock Japan Co., Ltd. on mkt buy 36.93 AUD CDI 1:1 818 818 20-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.96 AUD CDI 1:1 2,667 2,667 20-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.96 AUD CDI 1:1 1,168 1,168 20-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.97 AUD CDI 1:1 1,127 1,127 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.99 AUD CDI 1:1 998 998 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.99 AUD CDI 1:1 567 567 20-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.99 AUD CDI 1:1 293 293 20-May-22 BlackRock Advisors, LLC on mkt sell 36.99 AUD CDI 1:1 -403 -403 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.99 AUD CDI 1:1 -134 -134 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.99 AUD CDI 1:1 -118 -118 20-May-22 BlackRock Advisors, LLC on mkt sell 36.99 AUD CDI 1:1 -102 -102 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.99 AUD CDI 1:1 -99 -99 20-May-22 BlackRock Asset Management Canada Limited on mkt sell 36.99 AUD CDI 1:1 -366 -366 20-May-22 BlackRock Advisors, LLC on mkt sell 36.99 AUD CDI 1:1 -1,223 -1,223 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.99 AUD CDI 1:1 -406 -406 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.99 AUD CDI 1:1 -357 -357 20-May-22 BlackRock Advisors, LLC on mkt sell 36.99 AUD CDI 1:1 -309 -309 20-May-22 BlackRock Fund Advisors on mkt buy 36.99 AUD CDI 1:1 3,705 3,705 20-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.99 AUD CDI 1:1 -299 -299 20-May-22 BlackRock Asset Management Canada Limited on mkt sell 36.99 AUD CDI 1:1 -1,110 -1,110 20-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -17,344 -17,344 20-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 3,979 3,979 20-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6,133 -6,133 JHX page 54 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -59 -59 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.95 AUD CDI 1:1 -385 -385 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.95 AUD CDI 1:1 -8,219 -8,219 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.95 AUD CDI 1:1 -683 -683 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.95 AUD CDI 1:1 -1,836 -1,836 23-May-22 BlackRock Japan Co., Ltd. on mkt buy 37.85 AUD CDI 1:1 1,430 1,430 23-May-22 BlackRock Advisors (UK) Limited on mkt sell 38.25 AUD CDI 1:1 -998 -998 23-May-22 BlackRock Advisors (UK) Limited on mkt buy 38.25 AUD CDI 1:1 426 426 23-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 38.25 AUD CDI 1:1 -22,714 -22,714 23-May-22 BlackRock Investment Management, LLC on mkt buy 38.25 AUD CDI 1:1 3,899 3,899 23-May-22 BlackRock Investment Management, LLC on mkt buy 38.25 AUD CDI 1:1 1,630 1,630 23-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 24,572 24,572 23-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,459 -2,459 24-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -126 -126 24-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -756 -756 24-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,015 -9,015 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.68 AUD CDI 1:1 -375 -375 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.68 AUD CDI 1:1 -2,710 -2,710 24-May-22 BlackRock International Limited on mkt sell 36.81 AUD CDI 1:1 -245 -245 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.68 AUD CDI 1:1 -2,018 -2,018 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.68 AUD CDI 1:1 -1,799 -1,799 24-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.37 AUD CDI 1:1 293 293 24-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.37 AUD CDI 1:1 -298 -298 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.37 AUD CDI 1:1 -664 -664 24-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.37 AUD CDI 1:1 -2,431 -2,431 24-May-22 BlackRock Fund Advisors on mkt buy 36.37 AUD CDI 1:1 3,393 3,393 24-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.37 AUD CDI 1:1 -3,560 -3,560 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.37 AUD CDI 1:1 -3,371 -3,371 24-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.37 AUD CDI 1:1 -7,927 -7,927 24-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.37 AUD CDI 1:1 -28,999 -28,999 24-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -14,197 -14,197 24-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -27 -27 25-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 844 844 25-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,606 -3,606 25-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.80 AUD CDI 1:1 -1,726 -1,726 25-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.81 AUD CDI 1:1 987 987 25-May-22 BlackRock Advisors (UK) Limited on mkt buy 35.75 AUD CDI 1:1 240 240 25-May-22 BlackRock Advisors (UK) Limited on mkt buy 35.75 AUD CDI 1:1 560 560 25-May-22 BlackRock Advisors (UK) Limited on mkt buy 35.75 AUD CDI 1:1 98 98 25-May-22 BlackRock Fund Advisors on mkt buy 35.75 AUD CDI 1:1 3,682 3,682 25-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.75 AUD CDI 1:1 -18,124 -18,124 25-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.75 AUD CDI 1:1 -3,682 -3,682 25-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,493 -1,493 26-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,409 -5,409 26-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 194 194 26-May-22 BlackRock Japan Co., Ltd. on mkt buy 35.84 AUD CDI 1:1 1,625 1,625 26-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.83 AUD CDI 1:1 2,047 2,047 26-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.79 AUD CDI 1:1 -2,760 -2,760 26-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.79 AUD CDI 1:1 729 729 JHX page 55 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-May-22 BlackRock Advisors (UK) Limited on mkt buy 35.79 AUD CDI 1:1 99 99 26-May-22 BlackRock Advisors (UK) Limited on mkt buy 35.79 AUD CDI 1:1 293 293 26-May-22 BlackRock Advisors (UK) Limited on mkt buy 35.79 AUD CDI 1:1 95 95 26-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.79 AUD CDI 1:1 -141 -141 26-May-22 BlackRock Japan Co., Ltd. on mkt sell 35.79 AUD CDI 1:1 -614 -614 26-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.79 AUD CDI 1:1 -3,782 -3,782 26-May-22 BlackRock Investment Management, LLC on mkt sell 35.79 AUD CDI 1:1 -1,082 -1,082 26-May-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.79 AUD CDI 1:1 -2,950 -2,950 26-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,015 9,015 26-May-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1,633 1,633 26-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -22,782 -22,782 26-May-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 111 111 26-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 594 594 26-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 670 670 27-May-22 BlackRock Japan Co., Ltd. on mkt buy 35.98 AUD CDI 1:1 1,808 1,808 27-May-22 BlackRock Advisors (UK) Limited on mkt sell 35.95 AUD CDI 1:1 -60 -60 27-May-22 BlackRock Advisors, LLC on mkt sell 35.95 AUD CDI 1:1 -1,407 -1,407 27-May-22 BlackRock Investment Management, LLC on mkt sell 35.95 AUD CDI 1:1 -2,111 -2,111 27-May-22 BlackRock Investment Management (UK) Limited on mkt buy 35.95 AUD CDI 1:1 2,991 2,991 27-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.95 AUD CDI 1:1 -1,239 -1,239 27-May-22 BlackRock Investment Management (UK) Limited on mkt buy 35.95 AUD CDI 1:1 406 406 27-May-22 BlackRock Advisors, LLC on mkt sell 35.95 AUD CDI 1:1 -410 -410 27-May-22 BlackRock Asset Management Canada Limited on mkt sell 35.95 AUD CDI 1:1 -1,189 -1,189 27-May-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,633 -1,633 27-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10 -10 27-May-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -111 -111 27-May-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -594 -594 27-May-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -670 -670 30-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 37.52 AUD CDI 1:1 -39 -39 30-May-22 BlackRock Japan Co., Ltd. on mkt buy 36.80 AUD CDI 1:1 254 254 30-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 37.84 AUD CDI 1:1 6,440 6,440 30-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 37.84 AUD CDI 1:1 718 718 30-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 27,710 27,710 30-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 869,388 869,388 31-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,278 1,278 31-May-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 300 300 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 405 405 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 632 632 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 198 198 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 330 330 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -1,972 -1,972 31-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -4,862 -4,862 31-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -669 -669 31-May-22 BlackRock Investment Management (UK) Limited on mkt buy 36.10 AUD CDI 1:1 3,459 3,459 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -1,250 -1,250 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -11,242 -11,242 31-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -5,619 -5,619 31-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -15,708 -15,708 JHX page 56 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -3,254 -3,254 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -989 -989 31-May-22 BlackRock Fund Advisors on mkt sell 36.10 AUD CDI 1:1 -29,008 -29,008 31-May-22 BlackRock Fund Advisors on mkt sell 36.10 AUD CDI 1:1 -32,392 -32,392 31-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -10,064 -10,064 31-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -33,596 -33,596 31-May-22 BlackRock Advisors (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -174 -174 31-May-22 BlackRock Fund Advisors on mkt sell 36.10 AUD CDI 1:1 -40,327 -40,327 31-May-22 BlackRock Investment Management, LLC on mkt sell 36.10 AUD CDI 1:1 -139 -139 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -2,540 -2,540 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -15,037 -15,037 31-May-22 BlackRock Asset Management Canada Limited on mkt sell 36.10 AUD CDI 1:1 -4,535 -4,535 31-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -20,617 -20,617 31-May-22 BlackRock Investment Management (UK) Limited on mkt sell 36.10 AUD CDI 1:1 -18,075 -18,075 31-May-22 BlackRock Financial Management, Inc. on mkt sell 36.10 AUD CDI 1:1 -4,440 -4,440 31-May-22 BlackRock Asset Management Canada Limited on mkt sell 36.10 AUD CDI 1:1 -375 -375 31-May-22 BlackRock Investment Management, LLC on mkt sell 36.10 AUD CDI 1:1 -1,549 -1,549 31-May-22 BlackRock Investment Management (UK) Limited on mkt buy 36.10 AUD CDI 1:1 687 687 31-May-22 BlackRock Fund Advisors on mkt buy 36.10 AUD CDI 1:1 1,145 1,145 31-May-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.10 AUD CDI 1:1 1,793 1,793 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 902 902 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 9,145 9,145 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 5,706 5,706 31-May-22 BlackRock Fund Advisors on mkt buy 36.10 AUD CDI 1:1 2,448 2,448 31-May-22 BlackRock Fund Advisors on mkt buy 36.10 AUD CDI 1:1 18,267 18,267 31-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 1,556 1,556 31-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 5,239 5,239 31-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 2,210 2,210 31-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 4,213 4,213 31-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 1,623 1,623 31-May-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 11,094 11,094 31-May-22 BlackRock Advisors, LLC on mkt sell 36.10 AUD CDI 1:1 -966 -966 31-May-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.10 AUD CDI 1:1 -404 -404 31-May-22 BlackRock Asset Management Canada Limited on mkt sell 36.10 AUD CDI 1:1 -970 -970 31-May-22 BlackRock Advisors (UK) Limited on mkt buy 36.10 AUD CDI 1:1 2,956 2,956 31-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -436 -436 31-May-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 7,862 7,862 01-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 242 242 01-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.91 AUD CDI 1:1 268 268 01-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.91 AUD CDI 1:1 1,251 1,251 01-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.91 AUD CDI 1:1 -535 -535 01-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.13 AUD CDI 1:1 113 113 01-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.82 AUD CDI 1:1 980 980 01-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.82 AUD CDI 1:1 1,974 1,974 01-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.82 AUD CDI 1:1 564 564 01-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 34.82 AUD CDI 1:1 -366 -366 01-Jun-22 BlackRock Advisors, LLC on mkt sell 34.82 AUD CDI 1:1 -5,128 -5,128 01-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 34.82 AUD CDI 1:1 -2,379 -2,379 JHX page 57 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.82 AUD CDI 1:1 -8,038 -8,038 01-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.82 AUD CDI 1:1 -1,010 -1,010 01-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.82 AUD CDI 1:1 -2,780 -2,780 01-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.82 AUD CDI 1:1 -1,843 -1,843 01-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,280 17,280 01-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 4,127 4,127 02-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,179 1,179 02-Jun-22 BlackRock Fund Advisors on mkt buy 34.08 AUD CDI 1:1 1,326 1,326 02-Jun-22 BlackRock Asset Management Canada Limited on mkt buy 34.08 AUD CDI 1:1 314 314 02-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.86 AUD CDI 1:1 -85 -85 02-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,621 12,621 02-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -27,374 -27,374 02-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 4,772 4,772 03-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 243 243 03-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.42 AUD CDI 1:1 -16,517 -16,517 03-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.25 AUD CDI 1:1 8,305 8,305 03-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.25 AUD CDI 1:1 -428 -428 03-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.25 AUD CDI 1:1 -4,641 -4,641 03-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.25 AUD CDI 1:1 -747 -747 03-Jun-22 BlackRock Advisors, LLC on mkt buy 34.25 AUD CDI 1:1 3,996 3,996 03-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.25 AUD CDI 1:1 -8,281 -8,281 03-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.25 AUD CDI 1:1 -2,416 -2,416 03-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 3,043 3,043 06-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,215 -1,215 06-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.98 AUD CDI 1:1 4,161 4,161 06-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.98 AUD CDI 1:1 538 538 06-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.98 AUD CDI 1:1 548 548 06-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.86 AUD CDI 1:1 -34,500 -34,500 06-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 33.86 AUD CDI 1:1 330 330 06-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.86 AUD CDI 1:1 -3,535 -3,535 06-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.86 AUD CDI 1:1 -1,364 -1,364 06-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 33.86 AUD CDI 1:1 -1,116 -1,116 06-Jun-22 BlackRock Asset Management Canada Limited on mkt buy 33.86 AUD CDI 1:1 2,599 2,599 06-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,300 -1,300 06-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 4,214 4,214 07-Jun-22 BlackRock Fund Advisors on mkt buy 33.88 AUD CDI 1:1 8,107 8,107 07-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.19 AUD CDI 1:1 -303 -303 07-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.24 AUD CDI 1:1 755 755 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 1,960 1,960 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 15 15 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 30 30 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 505 505 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 423 423 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 141 141 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 468 468 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 390 390 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 780 780 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 318 318 07-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.24 AUD CDI 1:1 578 578 07-Jun-22 BlackRock Advisors, LLC on mkt sell 34.24 AUD CDI 1:1 -3,282 -3,282 JHX page 58 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jun-22 BlackRock Investment Management, LLC on mkt sell 34.24 AUD CDI 1:1 -2,900 -2,900 07-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.24 AUD CDI 1:1 -1,573 -1,573 07-Jun-22 BlackRock Advisors, LLC on mkt sell 34.24 AUD CDI 1:1 -900 -900 07-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 34.24 AUD CDI 1:1 3,794 3,794 07-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 34.24 AUD CDI 1:1 -770 -770 07-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 34.24 AUD CDI 1:1 -2,957 -2,957 07-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 07-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -3,729 -3,729 08-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 14,424 14,424 08-Jun-22 BlackRock International Limited on mkt buy 34.57 AUD CDI 1:1 349 349 08-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.61 AUD CDI 1:1 -1,289 -1,289 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.61 AUD CDI 1:1 941 941 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.61 AUD CDI 1:1 116 116 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.61 AUD CDI 1:1 124 124 08-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.65 AUD CDI 1:1 2,940 2,940 08-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.65 AUD CDI 1:1 546 546 08-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.65 AUD CDI 1:1 468 468 08-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.65 AUD CDI 1:1 390 390 08-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.65 AUD CDI 1:1 490 490 08-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 34.65 AUD CDI 1:1 -1,221 -1,221 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.65 AUD CDI 1:1 -458 -458 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.65 AUD CDI 1:1 -3,761 -3,761 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.65 AUD CDI 1:1 -5,331 -5,331 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.65 AUD CDI 1:1 -3,947 -3,947 08-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.65 AUD CDI 1:1 -2,200 -2,200 08-Jun-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 7,327 7,327 08-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -30 -30 08-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -7,258 -7,258 09-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 25,415 25,415 09-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 444 444 09-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,113 1,113 09-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,805 2,805 09-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 34.13 AUD CDI 1:1 1,221 1,221 09-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.30 AUD CDI 1:1 9,060 9,060 09-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.30 AUD CDI 1:1 718 718 09-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.30 AUD CDI 1:1 3,920 3,920 09-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.30 AUD CDI 1:1 423 423 09-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.30 AUD CDI 1:1 390 390 09-Jun-22 BlackRock Asset Management Canada Limited on mkt buy 34.30 AUD CDI 1:1 13,820 13,820 09-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.30 AUD CDI 1:1 123 123 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -14,714 -14,714 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -42,781 -42,781 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -13,834 -13,834 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -2,961 -2,961 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -1,235 -1,235 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -5,659 -5,659 09-Jun-22 BlackRock Fund Advisors on mkt sell 34.30 AUD CDI 1:1 -18,042 -18,042 09-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,049 -10,049 10-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,730 8,730 10-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,795 -3,795 10-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -14,421 -14,421 10-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,277 -2,277 JHX page 59 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,120 1,120 10-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.76 AUD CDI 1:1 -1,462 -1,462 10-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 34.87 AUD CDI 1:1 5,880 5,880 10-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.87 AUD CDI 1:1 -305 -305 10-Jun-22 BlackRock Fund Advisors on mkt sell 34.87 AUD CDI 1:1 -2,664 -2,664 10-Jun-22 BlackRock Financial Management, Inc. on mkt sell 34.87 AUD CDI 1:1 -691 -691 10-Jun-22 BlackRock Investment Management, LLC on mkt sell 34.87 AUD CDI 1:1 -2,667 -2,667 10-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.87 AUD CDI 1:1 33,980 33,980 10-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -105 -105 10-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 148,409 148,409 13-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 177 177 13-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,388 -9,388 13-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 913 913 13-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 15,746 15,746 13-Jun-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -52,931 -52,931 14-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.38 AUD CDI 1:1 -111 -111 14-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.38 AUD CDI 1:1 -476 -476 14-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.38 AUD CDI 1:1 -276 -276 14-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.34 AUD CDI 1:1 -16,155 -16,155 14-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 14-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,730 8,730 14-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 840 840 14-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.47 AUD CDI 1:1 755 755 14-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.47 AUD CDI 1:1 755 755 14-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 980 980 14-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -980 -980 14-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -980 -980 14-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -45 -45 14-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -84 -84 14-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 1,075 1,075 14-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -2,954 -2,954 14-Jun-22 BlackRock Advisors, LLC on mkt sell 32.47 AUD CDI 1:1 -6,836 -6,836 14-Jun-22 BlackRock Advisors, LLC on mkt sell 32.47 AUD CDI 1:1 -1,036 -1,036 14-Jun-22 BlackRock International Limited on mkt sell 32.47 AUD CDI 1:1 -1,696 -1,696 14-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.47 AUD CDI 1:1 -2,136 -2,136 14-Jun-22 BlackRock Advisors, LLC on mkt sell 32.47 AUD CDI 1:1 -1,770 -1,770 14-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -1,497 -1,497 14-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 32.47 AUD CDI 1:1 -1,526 -1,526 14-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 32.47 AUD CDI 1:1 -6,087 -6,087 14-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 38,412 38,412 14-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,746 15,746 14-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -426 -426 14-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -15,746 -15,746 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.76 AUD CDI 1:1 -534 -534 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.70 AUD CDI 1:1 -1,052 -1,052 15-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.62 AUD CDI 1:1 406 406 15-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.62 AUD CDI 1:1 3,892 3,892 15-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.62 AUD CDI 1:1 11,979 11,979 JHX page 60 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.30 AUD CDI 1:1 1,840 1,840 15-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.30 AUD CDI 1:1 718 718 15-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 30.30 AUD CDI 1:1 -4,900 -4,900 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.30 AUD CDI 1:1 -512 -512 15-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 30.30 AUD CDI 1:1 -4,049 -4,049 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.30 AUD CDI 1:1 -21,055 -21,055 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.30 AUD CDI 1:1 -2,073 -2,073 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.30 AUD CDI 1:1 -13,444 -13,444 15-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.30 AUD CDI 1:1 -3,602 -3,602 15-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 19,896 19,896 15-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -857 -857 16-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,476 -10,476 16-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 819 819 16-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.38 AUD CDI 1:1 9,810 9,810 16-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.38 AUD CDI 1:1 2,825 2,825 16-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.38 AUD CDI 1:1 2,867 2,867 16-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.02 AUD CDI 1:1 1,380 1,380 16-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 285 285 16-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 2,961 2,961 16-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 30.02 AUD CDI 1:1 -294 -294 16-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 30.02 AUD CDI 1:1 -59 -59 16-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 1,415 1,415 16-Jun-22 BlackRock Investment Management, LLC on mkt sell 30.02 AUD CDI 1:1 -583 -583 16-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.02 AUD CDI 1:1 -272 -272 16-Jun-22 BlackRock Japan Co., Ltd. on mkt sell 30.02 AUD CDI 1:1 -4,959 -4,959 16-Jun-22 BlackRock Japan Co., Ltd. on mkt sell 30.02 AUD CDI 1:1 -995 -995 16-Jun-22 BlackRock Japan Co., Ltd. on mkt sell 30.02 AUD CDI 1:1 -800 -800 16-Jun-22 BlackRock Investment Management, LLC on mkt buy 30.02 AUD CDI 1:1 153 153 16-Jun-22 BlackRock Investment Management, LLC on mkt sell 30.02 AUD CDI 1:1 -2,584 -2,584 16-Jun-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 5,761 5,761 16-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -27,380 -27,380 16-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,511 20,511 17-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -777 -777 17-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 17-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,700 5,700 17-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,120 1,120 17-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.21 AUD CDI 1:1 -54 -54 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.23 AUD CDI 1:1 3,688 3,688 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.23 AUD CDI 1:1 17,506 17,506 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.23 AUD CDI 1:1 3,743 3,743 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.23 AUD CDI 1:1 21,942 21,942 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.23 AUD CDI 1:1 43,408 43,408 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.42 AUD CDI 1:1 -14,784 -14,784 17-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 29.42 AUD CDI 1:1 -4,900 -4,900 17-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.42 AUD CDI 1:1 -1,057 -1,057 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.42 AUD CDI 1:1 1,522 1,522 JHX page 61 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.42 AUD CDI 1:1 -15,372 -15,372 17-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.42 AUD CDI 1:1 -1,118 -1,118 17-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 29.42 AUD CDI 1:1 2,824 2,824 17-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 29.42 AUD CDI 1:1 -16,946 -16,946 17-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.42 AUD CDI 1:1 -9,172 -9,172 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.42 AUD CDI 1:1 2,997 2,997 17-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 29.42 AUD CDI 1:1 605 605 17-Jun-22 BlackRock Fund Advisors on mkt buy 29.42 AUD CDI 1:1 1,164 1,164 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.42 AUD CDI 1:1 4,388 4,388 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.42 AUD CDI 1:1 1,587 1,587 17-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.42 AUD CDI 1:1 1,227 1,227 17-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,492 3,492 17-Jun-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -5,761 -5,761 17-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 25,342 25,342 17-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,683 -1,683 17-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -20,511 -20,511 20-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.52 AUD CDI 1:1 -154 -154 20-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,193 -12,193 20-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -216,071 -216,071 20-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 13,936 13,936 21-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.66 AUD CDI 1:1 7,697 7,697 21-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.69 AUD CDI 1:1 -87 -87 21-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 29.65 AUD CDI 1:1 -3,920 -3,920 21-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 29.65 AUD CDI 1:1 -1,974 -1,974 21-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 29.65 AUD CDI 1:1 186 186 21-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 29.65 AUD CDI 1:1 -860 -860 21-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.65 AUD CDI 1:1 -15,293 -15,293 21-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,772 7,772 21-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 83,990 83,990 21-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,762 -12,762 22-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,100 1,100 22-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 880 880 22-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -576 -576 22-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.67 AUD CDI 1:1 2,031 2,031 22-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.67 AUD CDI 1:1 11,352 11,352 22-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.67 AUD CDI 1:1 4,647 4,647 22-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 29.55 AUD CDI 1:1 -1,688 -1,688 22-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.67 AUD CDI 1:1 11,365 11,365 22-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.67 AUD CDI 1:1 30,321 30,321 22-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.71 AUD CDI 1:1 20,285 20,285 22-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.71 AUD CDI 1:1 4,279 4,279 22-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.71 AUD CDI 1:1 4,326 4,326 22-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.72 AUD CDI 1:1 718 718 22-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 29.72 AUD CDI 1:1 1,960 1,960 22-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 29.72 AUD CDI 1:1 -165 -165 JHX page 62 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 29.72 AUD CDI 1:1 -2,961 -2,961 22-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 29.72 AUD CDI 1:1 846 846 22-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 29.72 AUD CDI 1:1 636 636 22-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 29.72 AUD CDI 1:1 290 290 22-Jun-22 BlackRock Advisors, LLC on mkt sell 29.72 AUD CDI 1:1 -1,726 -1,726 22-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.72 AUD CDI 1:1 -483 -483 22-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 29.72 AUD CDI 1:1 -989 -989 22-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,378 -9,378 22-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -125,252 -125,252 22-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -22 -22 23-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,538 -1,538 23-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,272 1,272 23-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.95 AUD CDI 1:1 4,270 4,270 23-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.90 AUD CDI 1:1 2,772 2,772 23-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 30.90 AUD CDI 1:1 846 846 23-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 30.90 AUD CDI 1:1 468 468 23-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 30.90 AUD CDI 1:1 186 186 23-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 30.90 AUD CDI 1:1 904 904 23-Jun-22 BlackRock Japan Co., Ltd. on mkt sell 30.90 AUD CDI 1:1 -1,360 -1,360 23-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.90 AUD CDI 1:1 -283 -283 23-Jun-22 BlackRock Investment Management, LLC on mkt sell 30.90 AUD CDI 1:1 -2,889 -2,889 23-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -20,403 -20,403 23-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 265,318 265,318 23-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 10,447 10,447 24-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,560 4,560 24-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,272 1,272 24-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.95 AUD CDI 1:1 -94 -94 24-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.18 AUD CDI 1:1 755 755 24-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.18 AUD CDI 1:1 -1,960 -1,960 24-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.18 AUD CDI 1:1 -1,974 -1,974 24-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.18 AUD CDI 1:1 318 318 24-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.18 AUD CDI 1:1 594 594 24-Jun-22 BlackRock Asset Management Canada Limited on mkt buy 32.18 AUD CDI 1:1 1,237 1,237 24-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 32.18 AUD CDI 1:1 -12,744 -12,744 24-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -575 -575 24-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -259,498 -259,498 24-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -11,024 -11,024 27-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,090 1,090 27-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.82 AUD CDI 1:1 -1,974 -1,974 27-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.82 AUD CDI 1:1 -1,738 -1,738 27-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.82 AUD CDI 1:1 -102 -102 27-Jun-22 BlackRock Japan Co., Ltd. on mkt sell 32.82 AUD CDI 1:1 -198 -198 27-Jun-22 BlackRock Japan Co., Ltd. on mkt sell 32.82 AUD CDI 1:1 -26 -26 27-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 576 576 27-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 259,782 259,782 27-Jun-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -575 -575 28-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 948 948 28-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,265 -5,265 28-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.44 AUD CDI 1:1 14,345 14,345 28-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.31 AUD CDI 1:1 62 62 28-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.31 AUD CDI 1:1 75 75 28-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.31 AUD CDI 1:1 6,564 6,564 JHX page 63 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.32 AUD CDI 1:1 2,466 2,466 28-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.44 AUD CDI 1:1 718 718 28-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 32.44 AUD CDI 1:1 -11,760 -11,760 28-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.44 AUD CDI 1:1 60 60 28-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.44 AUD CDI 1:1 1,974 1,974 28-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.44 AUD CDI 1:1 196 196 28-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 32.44 AUD CDI 1:1 3,498 3,498 28-Jun-22 BlackRock Asset Management Canada Limited on mkt sell 32.44 AUD CDI 1:1 -305 -305 28-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.44 AUD CDI 1:1 -2,033 -2,033 28-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 32.44 AUD CDI 1:1 7,328 7,328 28-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 32.44 AUD CDI 1:1 756 756 28-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.44 AUD CDI 1:1 4,240 4,240 28-Jun-22 BlackRock Fund Advisors on mkt buy 32.44 AUD CDI 1:1 3,872 3,872 28-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,072 -9,072 28-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3 -3 28-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 71,182 71,182 29-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,538 -1,538 29-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.49 AUD CDI 1:1 6,040 6,040 29-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.49 AUD CDI 1:1 2,176 2,176 29-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.49 AUD CDI 1:1 12,292 12,292 29-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.49 AUD CDI 1:1 28,435 28,435 29-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.49 AUD CDI 1:1 1,776 1,776 29-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.50 AUD CDI 1:1 175 175 29-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.49 AUD CDI 1:1 62 62 29-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.49 AUD CDI 1:1 62 62 29-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 31.49 AUD CDI 1:1 -2,759 -2,759 29-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.49 AUD CDI 1:1 -4,744 -4,744 29-Jun-22 BlackRock Investment Management (UK) Limited on mkt sell 31.49 AUD CDI 1:1 -444 -444 29-Jun-22 BlackRock Fund Advisors on mkt buy 31.49 AUD CDI 1:1 5,541 5,541 29-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.49 AUD CDI 1:1 3,116 3,116 29-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.49 AUD CDI 1:1 530 530 29-Jun-22 BlackRock Fund Advisors on mkt buy 31.49 AUD CDI 1:1 11,822 11,822 29-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.49 AUD CDI 1:1 6,650 6,650 29-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.49 AUD CDI 1:1 1,131 1,131 29-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3 3 29-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -702 -702 30-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 592 592 30-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 592 592 30-Jun-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,140 1,140 30-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.96 AUD CDI 1:1 292 292 30-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.96 AUD CDI 1:1 4,823 4,823 30-Jun-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.97 AUD CDI 1:1 4,236 4,236 30-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.77 AUD CDI 1:1 2,440 2,440 30-Jun-22 BlackRock Advisors (UK) Limited on mkt sell 31.77 AUD CDI 1:1 -124 -124 30-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.77 AUD CDI 1:1 372 372 30-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.77 AUD CDI 1:1 -1,975 -1,975 30-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.77 AUD CDI 1:1 3,281 3,281 30-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 31.77 AUD CDI 1:1 362 362 30-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.77 AUD CDI 1:1 30 30 JHX page 64 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jun-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.77 AUD CDI 1:1 -1,554 -1,554 30-Jun-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.77 AUD CDI 1:1 126 126 30-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.77 AUD CDI 1:1 -14,047 -14,047 30-Jun-22 BlackRock Investment Management (UK) Limited on mkt buy 31.77 AUD CDI 1:1 13 13 30-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.77 AUD CDI 1:1 -543 -543 30-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.77 AUD CDI 1:1 -3,197 -3,197 30-Jun-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.77 AUD CDI 1:1 -11,468 -11,468 30-Jun-22 BlackRock Advisors (UK) Limited on mkt buy 31.77 AUD CDI 1:1 2 2 30-Jun-22 BlackRock Fund Advisors on mkt buy 31.77 AUD CDI 1:1 14,548 14,548 30-Jun-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 115 115 30-Jun-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -11,435 -11,435 01-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,296 -1,296 01-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,123 4,123 01-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.27 AUD CDI 1:1 356 356 01-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 1,975 1,975 01-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 2,042 2,042 01-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 8,876 8,876 01-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 21,567 21,567 01-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.05 AUD CDI 1:1 704 704 01-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.05 AUD CDI 1:1 -273 -273 01-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 32.05 AUD CDI 1:1 3,707 3,707 01-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 32.05 AUD CDI 1:1 480 480 01-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.05 AUD CDI 1:1 -1,629 -1,629 01-Jul-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 2,609 2,609 01-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,761 -5,761 01-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 22,176 22,176 04-Jul-22 BlackRock Fund Advisors on mkt sell 33.18 AUD CDI 1:1 -7,571 -7,571 04-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.59 AUD CDI 1:1 75 75 04-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.62 AUD CDI 1:1 2,718 2,718 04-Jul-22 BlackRock Investment Management, LLC on mkt sell 33.62 AUD CDI 1:1 -155 -155 04-Jul-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -2,609 -2,609 04-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,609 2,609 04-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -399,933 -399,933 04-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 7,303 7,303 05-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,538 -1,538 05-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.44 AUD CDI 1:1 52 52 05-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.44 AUD CDI 1:1 131 131 05-Jul-22 BlackRock Japan Co., Ltd. on mkt buy 33.47 AUD CDI 1:1 27,945 27,945 05-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -2,609 -2,609 05-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.47 AUD CDI 1:1 -2,265 -2,265 05-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 33.47 AUD CDI 1:1 60 60 05-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.47 AUD CDI 1:1 -568 -568 05-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.47 AUD CDI 1:1 -14,077 -14,077 05-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.47 AUD CDI 1:1 250 250 05-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,008 4,008 JHX page 65 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 531,172 531,172 05-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,617 -6,617 06-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 14,040 14,040 06-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 06-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.30 AUD CDI 1:1 155 155 06-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.30 AUD CDI 1:1 246 246 06-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.32 AUD CDI 1:1 40,512 40,512 06-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.32 AUD CDI 1:1 6,049 6,049 06-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.33 AUD CDI 1:1 918 918 06-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.28 AUD CDI 1:1 9,060 9,060 06-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.28 AUD CDI 1:1 2,265 2,265 06-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.28 AUD CDI 1:1 176 176 06-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.28 AUD CDI 1:1 2,252 2,252 06-Jul-22 BlackRock Fund Advisors on mkt buy 34.28 AUD CDI 1:1 4,341 4,341 06-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.28 AUD CDI 1:1 -18,703 -18,703 06-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.28 AUD CDI 1:1 -101 -101 06-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,205 -1,205 06-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,617 -6,617 06-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 21,167 21,167 06-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -686 -686 07-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 196 196 07-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.02 AUD CDI 1:1 43 43 07-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.02 AUD CDI 1:1 117 117 07-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.02 AUD CDI 1:1 452 452 07-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.66 AUD CDI 1:1 2,002 2,002 07-Jul-22 BlackRock Investment Management, LLC on mkt sell 34.66 AUD CDI 1:1 -279 -279 07-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.03 AUD CDI 1:1 15 15 07-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.03 AUD CDI 1:1 -269 -269 07-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 34.03 AUD CDI 1:1 872 872 07-Jul-22 BlackRock Fund Advisors on mkt buy 34.03 AUD CDI 1:1 4,410 4,410 07-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.03 AUD CDI 1:1 4,104 4,104 07-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.03 AUD CDI 1:1 -736 -736 07-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.03 AUD CDI 1:1 38,575 38,575 07-Jul-22 BlackRock Advisors, LLC on mkt buy 34.03 AUD CDI 1:1 29 29 07-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,303 7,303 07-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -5,000 -5,000 08-Jul-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -84,819 -84,819 08-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.10 AUD CDI 1:1 137 137 08-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.10 AUD CDI 1:1 323 323 08-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.08 AUD CDI 1:1 -779 -779 08-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.08 AUD CDI 1:1 -808 -808 08-Jul-22 BlackRock Asset Management Canada Limited on mkt buy 35.73 AUD CDI 1:1 2,098 2,098 08-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 35.12 AUD CDI 1:1 -196 -196 08-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.12 AUD CDI 1:1 286 286 08-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 35.12 AUD CDI 1:1 3,374 3,374 JHX page 66 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 35.12 AUD CDI 1:1 435 435 08-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,966 -5,966 08-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -126,194 -126,194 08-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 66 66 11-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 85 85 11-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 473 473 11-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 447 447 11-Jul-22 BlackRock Investment Management, LLC on mkt sell 34.86 AUD CDI 1:1 -302 -302 11-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.25 AUD CDI 1:1 119 119 11-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 34.25 AUD CDI 1:1 292 292 11-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,337 -1,337 11-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -129,705 -129,705 11-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -66 -66 12-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.12 AUD CDI 1:1 77 77 12-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.12 AUD CDI 1:1 412 412 12-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.12 AUD CDI 1:1 480 480 12-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.10 AUD CDI 1:1 -2,275 -2,275 12-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.09 AUD CDI 1:1 11,350 11,350 12-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,510 3,510 12-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -236,794 -236,794 13-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 86 86 13-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 474 474 13-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 1,098 1,098 13-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.56 AUD CDI 1:1 5,693 5,693 13-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.57 AUD CDI 1:1 4,478 4,478 13-Jul-22 BlackRock International Limited on mkt sell 34.56 AUD CDI 1:1 -349 -349 13-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.55 AUD CDI 1:1 751 751 13-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.55 AUD CDI 1:1 994 994 13-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.55 AUD CDI 1:1 318 318 13-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 34.55 AUD CDI 1:1 4,373 4,373 13-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 34.55 AUD CDI 1:1 655 655 13-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -929 -929 13-Jul-22 BlackRock Investment Management, LLC on mkt sell 34.55 AUD CDI 1:1 -822 -822 13-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.55 AUD CDI 1:1 -10,175 -10,175 13-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 54,167 54,167 14-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.52 AUD CDI 1:1 43 43 14-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.52 AUD CDI 1:1 257 257 14-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.52 AUD CDI 1:1 562 562 14-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.48 AUD CDI 1:1 1,816 1,816 14-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.48 AUD CDI 1:1 2,270 2,270 14-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.48 AUD CDI 1:1 -6,366 -6,366 14-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.48 AUD CDI 1:1 318 318 14-Jul-22 BlackRock Japan Co., Ltd. on mkt buy 34.48 AUD CDI 1:1 1,182 1,182 14-Jul-22 BlackRock Investment Management, LLC on mkt buy 34.48 AUD CDI 1:1 1,846 1,846 JHX page 67 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.48 AUD CDI 1:1 -19,775 -19,775 14-Jul-22 BlackRock Investment Management, LLC on mkt sell 34.48 AUD CDI 1:1 -762 -762 14-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,922 -2,922 14-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9,588 9,588 15-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,307 -2,307 15-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 15-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,821 2,821 15-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.74 AUD CDI 1:1 183 183 15-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.74 AUD CDI 1:1 1,331 1,331 15-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.71 AUD CDI 1:1 963 963 15-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.71 AUD CDI 1:1 6,782 6,782 15-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.71 AUD CDI 1:1 10,367 10,367 15-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.71 AUD CDI 1:1 11,935 11,935 15-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.70 AUD CDI 1:1 -303 -303 15-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.70 AUD CDI 1:1 -345 -345 15-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.68 AUD CDI 1:1 702 702 15-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.68 AUD CDI 1:1 2,724 2,724 15-Jul-22 BlackRock Advisors, LLC on mkt buy 33.68 AUD CDI 1:1 913 913 15-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.68 AUD CDI 1:1 -433 -433 15-Jul-22 BlackRock Asset Management Canada Limited on mkt buy 33.68 AUD CDI 1:1 187 187 15-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.68 AUD CDI 1:1 -1,235 -1,235 15-Jul-22 BlackRock Asset Management Canada Limited on mkt buy 33.68 AUD CDI 1:1 1,040 1,040 15-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -23,999 -23,999 15-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -9,588 -9,588 18-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.16 AUD CDI 1:1 174 174 18-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.16 AUD CDI 1:1 1,065 1,065 18-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.38 AUD CDI 1:1 306 306 18-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.38 AUD CDI 1:1 306 306 18-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.38 AUD CDI 1:1 612 612 18-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 34.38 AUD CDI 1:1 1,860 1,860 18-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.38 AUD CDI 1:1 2,948 2,948 18-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.38 AUD CDI 1:1 1,899 1,899 18-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.38 AUD CDI 1:1 1,852 1,852 18-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 20,000 20,000 18-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,413 -2,413 19-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,510 3,510 19-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.08 AUD CDI 1:1 647 647 19-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,140 1,140 19-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 32.75 AUD CDI 1:1 -11,928 -11,928 19-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 32.75 AUD CDI 1:1 45 45 19-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 32.75 AUD CDI 1:1 -1,992 -1,992 19-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 32.75 AUD CDI 1:1 312 312 19-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 32.75 AUD CDI 1:1 318 318 19-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.75 AUD CDI 1:1 -857 -857 19-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.75 AUD CDI 1:1 9,534 9,534 19-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -11,770 -11,770 JHX page 68 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -815 -815 20-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 144 144 20-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.29 AUD CDI 1:1 1,169 1,169 20-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.31 AUD CDI 1:1 2,949 2,949 20-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.01 AUD CDI 1:1 -5,602 -5,602 20-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.42 AUD CDI 1:1 3,178 3,178 20-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.42 AUD CDI 1:1 12,016 12,016 20-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.42 AUD CDI 1:1 395 395 20-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.42 AUD CDI 1:1 316 316 20-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.42 AUD CDI 1:1 294 294 20-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.42 AUD CDI 1:1 -636 -636 20-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.42 AUD CDI 1:1 362 362 20-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.42 AUD CDI 1:1 -23,282 -23,282 20-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 34.42 AUD CDI 1:1 1,549 1,549 20-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.42 AUD CDI 1:1 -1,549 -1,549 20-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,300 -1,300 20-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -534,824 -534,824 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,149 2,149 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,447 6,447 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 380 380 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 844 844 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,596 8,596 21-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.50 AUD CDI 1:1 654 654 21-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 34.81 AUD CDI 1:1 -3,231 -3,231 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,596 8,596 21-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.62 AUD CDI 1:1 6,810 6,810 21-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.62 AUD CDI 1:1 702 702 21-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.62 AUD CDI 1:1 -2,122 -2,122 21-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.62 AUD CDI 1:1 -636 -636 21-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.62 AUD CDI 1:1 -537 -537 21-Jul-22 BlackRock Advisors, LLC on mkt buy 34.62 AUD CDI 1:1 32 32 21-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.62 AUD CDI 1:1 -4,206 -4,206 21-Jul-22 BlackRock Investment Management, LLC on mkt buy 34.62 AUD CDI 1:1 1,136 1,136 21-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,298 4,298 21-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,930 -6,930 21-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -236,673 -236,673 22-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,270 4,270 22-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,405 6,405 22-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.91 AUD CDI 1:1 495 495 22-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.91 AUD CDI 1:1 2,413 2,413 22-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.92 AUD CDI 1:1 -1,024 -1,024 22-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.92 AUD CDI 1:1 -1,029 -1,029 22-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.92 AUD CDI 1:1 -994 -994 22-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.89 AUD CDI 1:1 -1,988 -1,988 22-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.89 AUD CDI 1:1 560 560 22-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.89 AUD CDI 1:1 -318 -318 22-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.89 AUD CDI 1:1 -318 -318 22-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.89 AUD CDI 1:1 -1,611 -1,611 22-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.89 AUD CDI 1:1 -537 -537 22-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 13,448 13,448 22-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 105,088 105,088 25-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,276 4,276 JHX page 69 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.34 AUD CDI 1:1 3,632 3,632 25-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.29 AUD CDI 1:1 425 425 25-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 35.34 AUD CDI 1:1 -4,970 -4,970 25-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.34 AUD CDI 1:1 996 996 25-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 35.34 AUD CDI 1:1 -636 -636 25-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 35.34 AUD CDI 1:1 909 909 25-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.34 AUD CDI 1:1 -18,547 -18,547 25-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.34 AUD CDI 1:1 -1,456 -1,456 25-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 32,070 32,070 25-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,779 -3,779 25-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -55,193 -55,193 26-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,126 2,126 26-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.52 AUD CDI 1:1 170 170 26-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.48 AUD CDI 1:1 -3,353 -3,353 26-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.47 AUD CDI 1:1 996 996 26-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.47 AUD CDI 1:1 2,988 2,988 26-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.47 AUD CDI 1:1 282 282 26-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.47 AUD CDI 1:1 -636 -636 26-Jul-22 BlackRock Asset Management Canada Limited on mkt buy 34.47 AUD CDI 1:1 11,407 11,407 26-Jul-22 BlackRock Advisors, LLC on mkt buy 34.47 AUD CDI 1:1 4,118 4,118 26-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.47 AUD CDI 1:1 4,652 4,652 26-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -14,040 -14,040 26-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,786 2,786 26-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 4,699 4,699 27-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,125 2,125 27-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,307 -2,307 27-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,125 2,125 27-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,295 2,295 27-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.35 AUD CDI 1:1 140 140 27-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.28 AUD CDI 1:1 -1,224 -1,224 27-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.28 AUD CDI 1:1 -877 -877 27-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.28 AUD CDI 1:1 -891 -891 27-Jul-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.31 AUD CDI 1:1 -1,241 -1,241 27-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.50 AUD CDI 1:1 12,016 12,016 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -994 -994 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -318 -318 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -636 -636 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -636 -636 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -540 -540 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -248 -248 27-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 33.50 AUD CDI 1:1 -542 -542 27-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 33.50 AUD CDI 1:1 971 971 27-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,250 4,250 27-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 312 312 27-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 45,872 45,872 28-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 28-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,130 2,130 28-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.23 AUD CDI 1:1 252 252 28-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.60 AUD CDI 1:1 -2,988 -2,988 28-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.60 AUD CDI 1:1 400 400 28-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.60 AUD CDI 1:1 -954 -954 28-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.60 AUD CDI 1:1 -636 -636 28-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.60 AUD CDI 1:1 -536 -536 28-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 34.60 AUD CDI 1:1 -536 -536 28-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 34.60 AUD CDI 1:1 2,452 2,452 JHX page 70 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.60 AUD CDI 1:1 -8,938 -8,938 28-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,461 -3,461 28-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,303 20,303 29-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 29-Jul-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,940 5,940 29-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.37 AUD CDI 1:1 286 286 29-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.37 AUD CDI 1:1 783 783 29-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.37 AUD CDI 1:1 267 267 29-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.37 AUD CDI 1:1 278 278 29-Jul-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.20 AUD CDI 1:1 702 702 29-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 1,988 1,988 29-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 423 423 29-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 564 564 29-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 720 720 29-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 490 490 29-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 35.20 AUD CDI 1:1 -1,617 -1,617 29-Jul-22 BlackRock Advisors (UK) Limited on mkt sell 35.20 AUD CDI 1:1 -4,915 -4,915 29-Jul-22 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 2,565 2,565 29-Jul-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.20 AUD CDI 1:1 20,639 20,639 29-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 35.20 AUD CDI 1:1 -797 -797 29-Jul-22 BlackRock Investment Management (UK) Limited on mkt buy 35.20 AUD CDI 1:1 2,223 2,223 29-Jul-22 BlackRock Investment Management (UK) Limited on mkt sell 35.20 AUD CDI 1:1 -93 -93 29-Jul-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.20 AUD CDI 1:1 -1,747 -1,747 29-Jul-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 34,000 34,000 29-Jul-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,395 -1,395 01-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,113 2,113 01-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.64 AUD CDI 1:1 463 463 01-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.75 AUD CDI 1:1 -636 -636 01-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.75 AUD CDI 1:1 -589 -589 01-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,966 -2,966 01-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -18,908 -18,908 02-Aug-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 25,342 25,342 02-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 02-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,510 -3,510 02-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.54 AUD CDI 1:1 294 294 02-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.56 AUD CDI 1:1 4,540 4,540 02-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.56 AUD CDI 1:1 -636 -636 02-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.56 AUD CDI 1:1 -536 -536 02-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.56 AUD CDI 1:1 -536 -536 02-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.56 AUD CDI 1:1 4,805 4,805 02-Aug-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -2,005 -2,005 02-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,480 8,480 02-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,386 10,386 03-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 03-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,888 1,888 03-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.69 AUD CDI 1:1 367 367 03-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.83 AUD CDI 1:1 393 393 03-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.98 AUD CDI 1:1 702 702 03-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.98 AUD CDI 1:1 -994 -994 03-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.98 AUD CDI 1:1 -3,984 -3,984 JHX page 71 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.98 AUD CDI 1:1 237 237 03-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.98 AUD CDI 1:1 9,661 9,661 03-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 35.98 AUD CDI 1:1 -743 -743 03-Aug-22 BlackRock Fund Advisors on mkt buy 35.98 AUD CDI 1:1 7,409 7,409 03-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 35.98 AUD CDI 1:1 -2,363 -2,363 03-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.98 AUD CDI 1:1 2,664 2,664 03-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.98 AUD CDI 1:1 405 405 03-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,350 -7,350 03-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,747 8,747 04-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,844 -2,844 04-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 291 291 04-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,140 1,140 04-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,430 2,430 04-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.61 AUD CDI 1:1 615 615 04-Aug-22 BlackRock Japan Co., Ltd. on mkt sell 35.59 AUD CDI 1:1 -24,404 -24,404 04-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.56 AUD CDI 1:1 -3,837 -3,837 04-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.55 AUD CDI 1:1 -289 -289 04-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.61 AUD CDI 1:1 10,514 10,514 04-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.61 AUD CDI 1:1 -17,252 -17,252 04-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.61 AUD CDI 1:1 1,404 1,404 04-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.61 AUD CDI 1:1 75 75 04-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.61 AUD CDI 1:1 553 553 04-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.61 AUD CDI 1:1 -3,498 -3,498 04-Aug-22 BlackRock Advisors, LLC on mkt buy 35.61 AUD CDI 1:1 23 23 04-Aug-22 BlackRock Investment Management, LLC on mkt buy 35.61 AUD CDI 1:1 125 125 04-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,779 1,779 05-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.07 AUD CDI 1:1 400 400 05-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.98 AUD CDI 1:1 1,362 1,362 05-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.98 AUD CDI 1:1 -994 -994 05-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.12 AUD CDI 1:1 360 360 05-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.98 AUD CDI 1:1 15 15 05-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.98 AUD CDI 1:1 330 330 05-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.98 AUD CDI 1:1 1,815 1,815 05-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 344 344 05-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -65,466 -65,466 08-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.32 AUD CDI 1:1 85 85 08-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.32 AUD CDI 1:1 552 552 08-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.46 AUD CDI 1:1 -19,068 -19,068 08-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.46 AUD CDI 1:1 2,988 2,988 08-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 35.46 AUD CDI 1:1 601 601 08-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 35.46 AUD CDI 1:1 13,131 13,131 08-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.46 AUD CDI 1:1 105 105 08-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.46 AUD CDI 1:1 2,295 2,295 08-Aug-22 BlackRock Financial Management, Inc. on mkt sell 35.46 AUD CDI 1:1 -707 -707 08-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,874 -6,874 08-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 643 643 09-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 109 109 JHX page 72 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.10 AUD CDI 1:1 589 589 09-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.10 AUD CDI 1:1 4,540 4,540 09-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.10 AUD CDI 1:1 2,724 2,724 09-Aug-22 BlackRock Advisors, LLC on mkt buy 36.10 AUD CDI 1:1 802 802 09-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 36.10 AUD CDI 1:1 877 877 09-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,526 -5,526 09-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -643 -643 10-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,540 12,540 10-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.07 AUD CDI 1:1 695 695 10-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.06 AUD CDI 1:1 -1,477 -1,477 10-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.06 AUD CDI 1:1 -3,283 -3,283 10-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.06 AUD CDI 1:1 -114 -114 10-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.06 AUD CDI 1:1 -108 -108 10-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.02 AUD CDI 1:1 -994 -994 10-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.02 AUD CDI 1:1 272 272 10-Aug-22 BlackRock Investment Management, LLC on mkt sell 35.02 AUD CDI 1:1 -1,986 -1,986 10-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.02 AUD CDI 1:1 3,404 3,404 10-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.02 AUD CDI 1:1 489 489 10-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,416 -7,416 10-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,836 -3,836 10-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 21,893 21,893 10-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 529 529 11-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,340 -6,340 11-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.06 AUD CDI 1:1 87 87 11-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.06 AUD CDI 1:1 467 467 11-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.16 AUD CDI 1:1 158 158 11-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.16 AUD CDI 1:1 1,698 1,698 11-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.16 AUD CDI 1:1 6,433 6,433 11-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.16 AUD CDI 1:1 2,010 2,010 11-Aug-22 BlackRock Advisors, LLC on mkt buy 36.16 AUD CDI 1:1 252 252 11-Aug-22 BlackRock Advisors, LLC on mkt buy 36.16 AUD CDI 1:1 94 94 11-Aug-22 BlackRock Investment Management, LLC on mkt buy 36.16 AUD CDI 1:1 874 874 11-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,357 6,357 11-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -21,893 -21,893 11-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3,427 3,427 11-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -475 -475 12-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,383 -5,383 12-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.75 AUD CDI 1:1 341 341 12-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.77 AUD CDI 1:1 1,930 1,930 12-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.74 AUD CDI 1:1 -394 -394 12-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.74 AUD CDI 1:1 -90 -90 12-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.74 AUD CDI 1:1 -86 -86 12-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.79 AUD CDI 1:1 474 474 12-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.79 AUD CDI 1:1 -62 -62 12-Aug-22 BlackRock Advisors, LLC on mkt buy 35.79 AUD CDI 1:1 861 861 JHX page 73 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 35.79 AUD CDI 1:1 887 887 12-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.79 AUD CDI 1:1 719 719 12-Aug-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 73,688 73,688 12-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,372 -6,372 12-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,504 1,504 12-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 67 67 15-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,185 1,185 15-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.51 AUD CDI 1:1 42 42 15-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.51 AUD CDI 1:1 234 234 15-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.51 AUD CDI 1:1 618 618 15-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.67 AUD CDI 1:1 2,253 2,253 15-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.67 AUD CDI 1:1 790 790 15-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.67 AUD CDI 1:1 158 158 15-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.67 AUD CDI 1:1 280 280 15-Aug-22 BlackRock Investment Management, LLC on mkt buy 36.67 AUD CDI 1:1 1,951 1,951 15-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 36.67 AUD CDI 1:1 5,223 5,223 15-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 36.67 AUD CDI 1:1 763 763 15-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.67 AUD CDI 1:1 2,898 2,898 15-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.67 AUD CDI 1:1 1,550 1,550 15-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.67 AUD CDI 1:1 2,305 2,305 15-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,927 -1,927 15-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -5,000 -5,000 15-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -911 -911 15-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9,283 9,283 16-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,538 -1,538 16-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 16-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,155 -6,155 16-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.13 AUD CDI 1:1 44 44 16-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.13 AUD CDI 1:1 265 265 16-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.13 AUD CDI 1:1 1,540 1,540 16-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.35 AUD CDI 1:1 101 101 16-Aug-22 BlackRock Advisors, LLC on mkt buy 36.35 AUD CDI 1:1 2,104 2,104 16-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 36.35 AUD CDI 1:1 524 524 16-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 36.35 AUD CDI 1:1 1,915 1,915 16-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,579 -2,579 16-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,006 -1,006 16-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -52 -52 17-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,510 -3,510 17-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,530 -10,530 17-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,614 -4,614 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.06 AUD CDI 1:1 68 68 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.06 AUD CDI 1:1 361 361 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.06 AUD CDI 1:1 1,840 1,840 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.17 AUD CDI 1:1 -1,113 -1,113 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.17 AUD CDI 1:1 -473 -473 JHX page 74 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.17 AUD CDI 1:1 -469 -469 17-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 36.59 AUD CDI 1:1 -660 -660 17-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.59 AUD CDI 1:1 262 262 17-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 36.59 AUD CDI 1:1 8,067 8,067 17-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 36.59 AUD CDI 1:1 1,113 1,113 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.59 AUD CDI 1:1 3,828 3,828 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.59 AUD CDI 1:1 3,844 3,844 17-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.59 AUD CDI 1:1 3,944 3,944 17-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,615 2,615 17-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -3,014 -3,014 17-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 479 479 18-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 708 708 18-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.44 AUD CDI 1:1 6,787 6,787 18-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.36 AUD CDI 1:1 130 130 18-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.36 AUD CDI 1:1 796 796 18-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 36.73 AUD CDI 1:1 -174,336 -174,336 18-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 36.73 AUD CDI 1:1 -15 -15 18-Aug-22 BlackRock Advisors, LLC on mkt buy 36.73 AUD CDI 1:1 597 597 18-Aug-22 BlackRock Advisors, LLC on mkt buy 36.73 AUD CDI 1:1 2,420 2,420 18-Aug-22 BlackRock Advisors, LLC on mkt buy 36.73 AUD CDI 1:1 163 163 18-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.73 AUD CDI 1:1 -299 -299 18-Aug-22 BlackRock Investment Management, LLC on mkt buy 36.73 AUD CDI 1:1 1,439 1,439 18-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,155 -5,155 18-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -91,000 -91,000 18-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,972 1,972 18-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -9,801 -9,801 19-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.57 AUD CDI 1:1 41 41 19-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.57 AUD CDI 1:1 218 218 19-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 36.57 AUD CDI 1:1 565 565 19-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 36.54 AUD CDI 1:1 6,449 6,449 19-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 36.54 AUD CDI 1:1 -2,692 -2,692 19-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 36.49 AUD CDI 1:1 -994 -994 19-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 36.49 AUD CDI 1:1 30 30 19-Aug-22 BlackRock Investment Management, LLC on mkt buy 36.49 AUD CDI 1:1 289 289 19-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 36.49 AUD CDI 1:1 -3,765 -3,765 19-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,260 -12,260 19-Aug-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 6,300 6,300 19-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,298 -4,298 19-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 91,000 91,000 19-Aug-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,972 -1,972 19-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -29 -29 22-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,775 -8,775 22-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,775 -8,775 22-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 35.80 AUD CDI 1:1 449 449 22-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 35.75 AUD CDI 1:1 -1,388 -1,388 JHX page 75 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.81 AUD CDI 1:1 -1,816 -1,816 22-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.81 AUD CDI 1:1 -857 -857 22-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.81 AUD CDI 1:1 -856 -856 22-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.80 AUD CDI 1:1 -7,718 -7,718 22-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 35.80 AUD CDI 1:1 3,632 3,632 22-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 35.80 AUD CDI 1:1 994 994 22-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.80 AUD CDI 1:1 -404 -404 22-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 35.80 AUD CDI 1:1 708 708 22-Aug-22 BlackRock Investment Management, LLC on mkt buy 35.80 AUD CDI 1:1 131 131 22-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 35.80 AUD CDI 1:1 -706 -706 22-Aug-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -6,300 -6,300 22-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,606 15,606 22-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 160,509 160,509 23-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.60 AUD CDI 1:1 384 384 23-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 34.34 AUD CDI 1:1 994 994 23-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.34 AUD CDI 1:1 -45 -45 23-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.34 AUD CDI 1:1 -331 -331 23-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.34 AUD CDI 1:1 -146 -146 23-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.34 AUD CDI 1:1 -52 -52 23-Aug-22 BlackRock Investment Management, LLC on mkt buy 34.34 AUD CDI 1:1 198 198 23-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.34 AUD CDI 1:1 -4,365 -4,365 23-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.34 AUD CDI 1:1 -1,556 -1,556 23-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 384 384 23-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,764 -6,764 24-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 24-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,106 2,106 24-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 936 936 24-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.31 AUD CDI 1:1 188 188 24-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.31 AUD CDI 1:1 11,934 11,934 24-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.29 AUD CDI 1:1 -2,457 -2,457 24-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.29 AUD CDI 1:1 -10,037 -10,037 24-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 119 119 25-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 25-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.78 AUD CDI 1:1 180 180 25-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.78 AUD CDI 1:1 309 309 25-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 34.83 AUD CDI 1:1 1,356 1,356 25-Aug-22 BlackRock Investment Management, LLC on mkt buy 34.73 AUD CDI 1:1 135 135 25-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 11,185 11,185 25-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -48,200 -48,200 25-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 106 106 25-Aug-22 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -1,484 -1,484 26-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.71 AUD CDI 1:1 98 98 26-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.73 AUD CDI 1:1 22,163 22,163 26-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 34.47 AUD CDI 1:1 5,664 5,664 26-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.66 AUD CDI 1:1 -383 -383 26-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 34.66 AUD CDI 1:1 -383 -383 26-Aug-22 BlackRock Investment Management, LLC on mkt buy 34.66 AUD CDI 1:1 402 402 26-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,032 1,032 26-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 22,940 22,940 26-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -106 -106 JHX page 76 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,510 -3,510 29-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,085 1,085 29-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.21 AUD CDI 1:1 395 395 29-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.24 AUD CDI 1:1 -17,252 -17,252 29-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.24 AUD CDI 1:1 702 702 29-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.24 AUD CDI 1:1 751 751 29-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.24 AUD CDI 1:1 3,178 3,178 29-Aug-22 BlackRock Investment Management, LLC on mkt buy 33.24 AUD CDI 1:1 339 339 29-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,519 1,519 29-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 178 178 29-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 26,672 26,672 30-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,185 -1,185 30-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.15 AUD CDI 1:1 15,484 15,484 30-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.11 AUD CDI 1:1 233 233 30-Aug-22 BlackRock Asset Management Canada Limited on mkt buy 33.05 AUD CDI 1:1 5,798 5,798 30-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,893 1,893 30-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -21,814 -21,814 31-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,997 -9,997 31-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,272 -1,272 31-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.42 AUD CDI 1:1 12,652 12,652 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.48 AUD CDI 1:1 320 320 31-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 1,988 1,988 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -317 -317 31-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 270 270 31-Aug-22 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 381 381 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.51 AUD CDI 1:1 25,687 25,687 31-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -1,203 -1,203 31-Aug-22 BlackRock Investment Management (UK) Limited on mkt buy 33.51 AUD CDI 1:1 5,421 5,421 31-Aug-22 BlackRock Investment Management, LLC on mkt sell 33.51 AUD CDI 1:1 -353 -353 31-Aug-22 BlackRock Asset Management Canada Limited on mkt sell 33.51 AUD CDI 1:1 -15,986 -15,986 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -1,742 -1,742 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -783 -783 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -40 -40 31-Aug-22 BlackRock Investment Management, LLC on mkt buy 33.51 AUD CDI 1:1 234 234 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.51 AUD CDI 1:1 -1,261 -1,261 31-Aug-22 BlackRock Asset Management Canada Limited on mkt sell 33.51 AUD CDI 1:1 -768 -768 31-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -8,529 -8,529 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.51 AUD CDI 1:1 8,560 8,560 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.51 AUD CDI 1:1 -744 -744 31-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -1,733 -1,733 31-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -10,064 -10,064 31-Aug-22 BlackRock Investment Management, LLC on mkt sell 33.51 AUD CDI 1:1 -508 -508 31-Aug-22 BlackRock Asset Management Canada Limited on mkt sell 33.51 AUD CDI 1:1 -23,034 -23,034 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -2,511 -2,511 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -1,128 -1,128 31-Aug-22 BlackRock Advisors (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -60 -60 JHX page 77 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.51 AUD CDI 1:1 -1,816 -1,816 31-Aug-22 BlackRock Asset Management Canada Limited on mkt sell 33.51 AUD CDI 1:1 -1,106 -1,106 31-Aug-22 BlackRock Investment Management (UK) Limited on mkt sell 33.51 AUD CDI 1:1 -12,290 -12,290 31-Aug-22 BlackRock Financial Management, Inc. on mkt sell 33.51 AUD CDI 1:1 -2,887 -2,887 31-Aug-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.51 AUD CDI 1:1 -1,071 -1,071 31-Aug-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.51 AUD CDI 1:1 1,147 1,147 31-Aug-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.51 AUD CDI 1:1 -822 -822 31-Aug-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 15,405 15,405 31-Aug-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,285 -12,285 31-Aug-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,102 2,102 31-Aug-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 01-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,365 -1,365 01-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.21 AUD CDI 1:1 -702 -702 01-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.21 AUD CDI 1:1 -4,980 -4,980 01-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,302 -9,302 01-Sep-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 6,516 6,516 01-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 99 99 02-Sep-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -37,695 -37,695 02-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 02-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 33.71 AUD CDI 1:1 -4,286 -4,286 02-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.39 AUD CDI 1:1 1,053 1,053 02-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.39 AUD CDI 1:1 469 469 02-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.39 AUD CDI 1:1 466 466 02-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -1,992 -1,992 02-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.24 AUD CDI 1:1 1,600 1,600 02-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -306 -306 02-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -204 -204 02-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.24 AUD CDI 1:1 1,560 1,560 02-Sep-22 BlackRock Investment Management, LLC on mkt buy 33.24 AUD CDI 1:1 538 538 02-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -130 -130 02-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,110 7,110 02-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -91,107 -91,107 02-Sep-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6,516 -6,516 02-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -100 -100 05-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.71 AUD CDI 1:1 -722 -722 05-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.71 AUD CDI 1:1 -406 -406 05-Sep-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 3 3 05-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,052 3,052 05-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 12,000 12,000 05-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 06-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 06-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.44 AUD CDI 1:1 -27,673 -27,673 06-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.43 AUD CDI 1:1 -218 -218 06-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.21 AUD CDI 1:1 4,540 4,540 06-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.21 AUD CDI 1:1 -50,848 -50,848 JHX page 78 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.21 AUD CDI 1:1 908 908 06-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.21 AUD CDI 1:1 540 540 06-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,078 -1,078 06-Sep-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3 -3 06-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,539 -10,539 06-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 27,298 27,298 06-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,220 1,220 07-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,310 -2,310 07-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,078 -1,078 07-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.64 AUD CDI 1:1 -389 -389 07-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.64 AUD CDI 1:1 -64 -64 07-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.64 AUD CDI 1:1 -61 -61 07-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.65 AUD CDI 1:1 -2,874 -2,874 07-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.65 AUD CDI 1:1 -5,456 -5,456 07-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.73 AUD CDI 1:1 700 700 07-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -646 -646 07-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -560 -560 07-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -102 -102 07-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -408 -408 07-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -124 -124 07-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.73 AUD CDI 1:1 1,080 1,080 07-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -4,951 -4,951 07-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -283 -283 07-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.73 AUD CDI 1:1 -521 -521 07-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 32.73 AUD CDI 1:1 -1,161 -1,161 07-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,240 4,240 07-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,503 -1,503 07-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,159 -1,159 08-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 08-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 592 592 08-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,696 -3,696 08-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 33.32 AUD CDI 1:1 -5,783 -5,783 08-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.53 AUD CDI 1:1 -4,959 -4,959 08-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.53 AUD CDI 1:1 -15,402 -15,402 08-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.63 AUD CDI 1:1 -657 -657 08-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.74 AUD CDI 1:1 282 282 08-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.74 AUD CDI 1:1 -306 -306 08-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.74 AUD CDI 1:1 -137 -137 08-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.74 AUD CDI 1:1 -30,473 -30,473 08-Sep-22 BlackRock Investment Management, LLC on mkt buy 33.74 AUD CDI 1:1 187 187 08-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,866 8,866 08-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -126,331 -126,331 08-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -61 -61 09-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,122 -1,122 09-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,330 1,330 09-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -760 -760 09-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,824 -1,824 09-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -71 -71 09-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.00 AUD CDI 1:1 -1,553 -1,553 09-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 33.88 AUD CDI 1:1 -3,894 -3,894 09-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.00 AUD CDI 1:1 -5,649 -5,649 JHX page 79 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Sep-22 BlackRock Financial Management, Inc. on mkt sell 33.96 AUD CDI 1:1 -57 -57 09-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.05 AUD CDI 1:1 1,362 1,362 09-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.05 AUD CDI 1:1 757 757 09-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 34.05 AUD CDI 1:1 15 15 09-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.05 AUD CDI 1:1 23,477 23,477 09-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,005 -3,005 12-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.70 AUD CDI 1:1 -174 -174 12-Sep-22 BlackRock Advisors, LLC on mkt sell 34.72 AUD CDI 1:1 -1,237 -1,237 12-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.72 AUD CDI 1:1 -871 -871 12-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,701 3,701 13-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,140 -1,140 13-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.15 AUD CDI 1:1 -297 -297 13-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 35.32 AUD CDI 1:1 -4,540 -4,540 13-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 35.32 AUD CDI 1:1 1,350 1,350 13-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 35.32 AUD CDI 1:1 270 270 13-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 35.32 AUD CDI 1:1 123 123 13-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.32 AUD CDI 1:1 -6,661 -6,661 13-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.32 AUD CDI 1:1 -1,787 -1,787 13-Sep-22 BlackRock Advisors, LLC on mkt sell 35.32 AUD CDI 1:1 -952 -952 13-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 35.32 AUD CDI 1:1 -841 -841 13-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -30,611 -30,611 13-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 36,929 36,929 14-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,265 -5,265 14-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,095 1,095 14-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,029 -1,029 14-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.81 AUD CDI 1:1 -370 -370 14-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 33.81 AUD CDI 1:1 -2,518 -2,518 14-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.97 AUD CDI 1:1 1,362 1,362 14-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.97 AUD CDI 1:1 260 260 14-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.97 AUD CDI 1:1 810 810 14-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 33.97 AUD CDI 1:1 -3,250 -3,250 14-Sep-22 BlackRock Fund Advisors on mkt buy 33.97 AUD CDI 1:1 5,584 5,584 14-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 33.97 AUD CDI 1:1 -12,566 -12,566 14-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.97 AUD CDI 1:1 -2,900 -2,900 14-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 30,963 30,963 14-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 575 575 14-Sep-22 BlackRock Capital Management, Inc. collateral transfer n/a USD ADR 1:1 6 6 14-Sep-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 16 16 14-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -33,756 -33,756 14-Sep-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 2 2 15-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.70 AUD CDI 1:1 -298 -298 15-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.57 AUD CDI 1:1 -10,994 -10,994 15-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.51 AUD CDI 1:1 -314 -314 15-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.51 AUD CDI 1:1 314 314 15-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 810 810 15-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 270 270 15-Sep-22 BlackRock Advisors, LLC on mkt sell 33.51 AUD CDI 1:1 -97 -97 15-Sep-22 BlackRock Investment Management, LLC on mkt sell 33.51 AUD CDI 1:1 -1,100 -1,100 JHX page 80 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 33.51 AUD CDI 1:1 -179 -179 15-Sep-22 BlackRock Asset Management Canada Limited on mkt buy 33.51 AUD CDI 1:1 138 138 15-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.51 AUD CDI 1:1 -843 -843 15-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -112 -112 15-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -25,575 -25,575 15-Sep-22 BlackRock Capital Management, Inc. collateral transfer n/a USD ADR 1:1 -6 -6 15-Sep-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -16 -16 15-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 33,714 33,714 15-Sep-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -2 -2 16-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -485 -485 16-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.32 AUD CDI 1:1 -248 -248 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.25 AUD CDI 1:1 -922 -922 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.99 AUD CDI 1:1 757 757 16-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 31.99 AUD CDI 1:1 274 274 16-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 31.99 AUD CDI 1:1 540 540 16-Sep-22 BlackRock Investment Management (UK) Limited on mkt buy 31.99 AUD CDI 1:1 1,571 1,571 16-Sep-22 BlackRock Investment Management (UK) Limited on mkt buy 31.99 AUD CDI 1:1 860 860 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.99 AUD CDI 1:1 4,899 4,899 16-Sep-22 BlackRock Advisors, LLC on mkt sell 31.99 AUD CDI 1:1 -2,320 -2,320 16-Sep-22 BlackRock Investment Management, LLC on mkt sell 31.99 AUD CDI 1:1 -2,754 -2,754 16-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.99 AUD CDI 1:1 -1,272 -1,272 16-Sep-22 BlackRock Fund Advisors on mkt sell 31.99 AUD CDI 1:1 -613 -613 16-Sep-22 BlackRock Advisors, LLC on mkt sell 31.99 AUD CDI 1:1 -444 -444 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.99 AUD CDI 1:1 -1,936 -1,936 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.99 AUD CDI 1:1 -960 -960 16-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 31.99 AUD CDI 1:1 -18,254 -18,254 16-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 31.99 AUD CDI 1:1 -444 -444 16-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 31.99 AUD CDI 1:1 -1,315 -1,315 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.99 AUD CDI 1:1 -852 -852 16-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.99 AUD CDI 1:1 1,177 1,177 16-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -436 -436 16-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -36,887 -36,887 19-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.23 AUD CDI 1:1 -149 -149 19-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.05 AUD CDI 1:1 -127 -127 19-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.00 AUD CDI 1:1 1,359 1,359 19-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 32.00 AUD CDI 1:1 -1,810 -1,810 19-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.00 AUD CDI 1:1 -2,961 -2,961 19-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 32.00 AUD CDI 1:1 -5,788 -5,788 19-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.00 AUD CDI 1:1 -1,643 -1,643 19-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,285 12,285 19-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -174 -174 19-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -19,700 -19,700 19-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3 3 20-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -632 -632 JHX page 81 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.55 AUD CDI 1:1 -100 -100 20-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.54 AUD CDI 1:1 2,294 2,294 20-Sep-22 BlackRock Advisors, LLC on mkt sell 32.57 AUD CDI 1:1 -1,437 -1,437 20-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.57 AUD CDI 1:1 -791 -791 20-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 32.57 AUD CDI 1:1 -1,101 -1,101 20-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.57 AUD CDI 1:1 -1,587 -1,587 20-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.57 AUD CDI 1:1 2,136 2,136 20-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 113 113 20-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 13 13 21-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,540 1,540 21-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -935 -935 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.43 AUD CDI 1:1 -914 -914 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.50 AUD CDI 1:1 1,203 1,203 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.50 AUD CDI 1:1 1,029 1,029 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.50 AUD CDI 1:1 1,004 1,004 21-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.49 AUD CDI 1:1 2,841 2,841 21-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.48 AUD CDI 1:1 6,104 6,104 21-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.48 AUD CDI 1:1 1,178 1,178 21-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.54 AUD CDI 1:1 700 700 21-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.54 AUD CDI 1:1 -120 -120 21-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.54 AUD CDI 1:1 -12,948 -12,948 21-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.54 AUD CDI 1:1 423 423 21-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.54 AUD CDI 1:1 -317 -317 21-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.54 AUD CDI 1:1 806 806 21-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.54 AUD CDI 1:1 518 518 21-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.54 AUD CDI 1:1 126 126 21-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 32.54 AUD CDI 1:1 276 276 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.54 AUD CDI 1:1 -1,973 -1,973 21-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 32.54 AUD CDI 1:1 -1,657 -1,657 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.54 AUD CDI 1:1 -4,029 -4,029 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.54 AUD CDI 1:1 -917 -917 21-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 32.54 AUD CDI 1:1 -950 -950 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.54 AUD CDI 1:1 -2,909 -2,909 21-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.54 AUD CDI 1:1 4,658 4,658 21-Sep-22 BlackRock Investment Management, LLC on mkt buy 32.54 AUD CDI 1:1 752 752 21-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 148 148 21-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 8,935 8,935 21-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -16 -16 22-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,100 1,100 22-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 880 880 22-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -576 -576 22-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,682 4,682 22-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,935 -8,935 22-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 57 57 23-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.94 AUD CDI 1:1 2,477 2,477 23-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.94 AUD CDI 1:1 645 645 23-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.94 AUD CDI 1:1 620 620 JHX page 82 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.93 AUD CDI 1:1 -51 -51 23-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.93 AUD CDI 1:1 -224 -224 23-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 30.89 AUD CDI 1:1 -7,946 -7,946 23-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.89 AUD CDI 1:1 700 700 23-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.89 AUD CDI 1:1 -1,988 -1,988 23-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.89 AUD CDI 1:1 18 18 23-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.89 AUD CDI 1:1 310 310 23-Sep-22 BlackRock Advisors, LLC on mkt sell 30.89 AUD CDI 1:1 -1,290 -1,290 23-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.89 AUD CDI 1:1 -1,125 -1,125 23-Sep-22 BlackRock Advisors, LLC on mkt sell 30.89 AUD CDI 1:1 -577 -577 23-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 30.89 AUD CDI 1:1 -1,617 -1,617 23-Sep-22 BlackRock Investment Management (UK) Limited on mkt buy 30.89 AUD CDI 1:1 968 968 23-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,629 -4,629 23-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -57 -57 26-Sep-22 BlackRock Fund Advisors on mkt buy 30.63 AUD CDI 1:1 2,836 2,836 26-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.04 AUD CDI 1:1 -311 -311 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.10 AUD CDI 1:1 -96,896 -96,896 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 757 757 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 1,812 1,812 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 757 757 26-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 31.10 AUD CDI 1:1 -36 -36 26-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 31.10 AUD CDI 1:1 988 988 26-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 31.10 AUD CDI 1:1 420 420 26-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 31.10 AUD CDI 1:1 274 274 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 1,757 1,757 26-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.10 AUD CDI 1:1 -547 -547 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 3,481 3,481 26-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 31.10 AUD CDI 1:1 -3,955 -3,955 26-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 31.10 AUD CDI 1:1 -2,042 -2,042 26-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 31.10 AUD CDI 1:1 -2,416 -2,416 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 2,376 2,376 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 585 585 26-Sep-22 BlackRock Fund Advisors on mkt buy 31.10 AUD CDI 1:1 618 618 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.10 AUD CDI 1:1 -973 -973 26-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.10 AUD CDI 1:1 1,610 1,610 26-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.10 AUD CDI 1:1 -5,913 -5,913 26-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.10 AUD CDI 1:1 -4,122 -4,122 26-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 634 634 27-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.68 AUD CDI 1:1 2,797 2,797 27-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.76 AUD CDI 1:1 -550 -550 27-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.83 AUD CDI 1:1 2,222 2,222 27-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.79 AUD CDI 1:1 -1,976 -1,976 27-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.79 AUD CDI 1:1 -317 -317 27-Sep-22 BlackRock Investment Management, LLC on mkt sell 30.79 AUD CDI 1:1 -1,790 -1,790 27-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 30.79 AUD CDI 1:1 -932 -932 27-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.79 AUD CDI 1:1 -3,378 -3,378 JHX page 83 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.79 AUD CDI 1:1 6,813 6,813 27-Sep-22 BlackRock Investment Management, LLC on mkt buy 30.79 AUD CDI 1:1 3,504 3,504 27-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 30.79 AUD CDI 1:1 -1,697 -1,697 27-Sep-22 BlackRock Fund Advisors on mkt buy 30.79 AUD CDI 1:1 8,334 8,334 27-Sep-22 BlackRock Fund Advisors on mkt buy 30.79 AUD CDI 1:1 4,952 4,952 27-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.79 AUD CDI 1:1 -3,236 -3,236 27-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.79 AUD CDI 1:1 885 885 27-Sep-22 BlackRock Investment Management, LLC on mkt buy 30.79 AUD CDI 1:1 661 661 27-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.79 AUD CDI 1:1 7,790 7,790 27-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.79 AUD CDI 1:1 2,005 2,005 27-Sep-22 BlackRock Investment Management (UK) Limited on mkt buy 30.79 AUD CDI 1:1 3,210 3,210 27-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 30.79 AUD CDI 1:1 -21,035 -21,035 27-Sep-22 BlackRock Fund Advisors on mkt buy 30.79 AUD CDI 1:1 4,654 4,654 27-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.79 AUD CDI 1:1 -3,563 -3,563 27-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,314 -10,314 27-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 5,081 5,081 27-Sep-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 10,258 10,258 27-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 337 337 28-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,608 -10,608 28-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.40 AUD CDI 1:1 2,044 2,044 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.36 AUD CDI 1:1 -241 -241 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.36 AUD CDI 1:1 -893 -893 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.36 AUD CDI 1:1 -140 -140 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.36 AUD CDI 1:1 -148 -148 28-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.40 AUD CDI 1:1 7,923 7,923 28-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.51 AUD CDI 1:1 3,171 3,171 28-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.51 AUD CDI 1:1 707 707 28-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.51 AUD CDI 1:1 -994 -994 28-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.51 AUD CDI 1:1 36 36 28-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.51 AUD CDI 1:1 -1,002 -1,002 28-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.51 AUD CDI 1:1 282 282 28-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.51 AUD CDI 1:1 -101 -101 28-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.51 AUD CDI 1:1 -206 -206 28-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.51 AUD CDI 1:1 -412 -412 28-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.51 AUD CDI 1:1 -1,825 -1,825 28-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.51 AUD CDI 1:1 259 259 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.51 AUD CDI 1:1 -4,291 -4,291 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.51 AUD CDI 1:1 27,917 27,917 28-Sep-22 BlackRock Advisors, LLC on mkt sell 30.51 AUD CDI 1:1 -1,267 -1,267 28-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.51 AUD CDI 1:1 -958 -958 28-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 30.51 AUD CDI 1:1 -1,400 -1,400 28-Sep-22 BlackRock Investment Management (UK) Limited on mkt buy 30.51 AUD CDI 1:1 5,065 5,065 28-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.51 AUD CDI 1:1 21 21 28-Sep-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -26,886 -26,886 28-Sep-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -10,258 -10,258 28-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -337 -337 29-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,100 1,100 JHX page 84 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.16 AUD CDI 1:1 -253 -253 29-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 31.47 AUD CDI 1:1 -2,854 -2,854 29-Sep-22 BlackRock Investment Management (UK) Limited on mkt buy 31.52 AUD CDI 1:1 2,839 2,839 29-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.21 AUD CDI 1:1 876 876 29-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.98 AUD CDI 1:1 -994 -994 29-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.98 AUD CDI 1:1 710 710 29-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.98 AUD CDI 1:1 -1,324 -1,324 29-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.98 AUD CDI 1:1 3,626 3,626 29-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.98 AUD CDI 1:1 271 271 29-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.98 AUD CDI 1:1 -3,523 -3,523 29-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.98 AUD CDI 1:1 -266 -266 29-Sep-22 BlackRock Advisors, LLC on mkt sell 30.98 AUD CDI 1:1 -42 -42 29-Sep-22 BlackRock Investment Management, LLC on mkt sell 30.98 AUD CDI 1:1 -5,028 -5,028 29-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 30.98 AUD CDI 1:1 -968 -968 29-Sep-22 BlackRock Investment Management, LLC on mkt sell 30.98 AUD CDI 1:1 -2,147 -2,147 29-Sep-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -16,517 -16,517 30-Sep-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -6,320 -6,320 30-Sep-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,720 2,720 30-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.89 AUD CDI 1:1 1,742 1,742 30-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.85 AUD CDI 1:1 -236 -236 30-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.84 AUD CDI 1:1 1,812 1,812 30-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -5,964 -5,964 30-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.84 AUD CDI 1:1 54 54 30-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -412 -412 30-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.84 AUD CDI 1:1 126 126 30-Sep-22 BlackRock Advisors (UK) Limited on mkt buy 30.84 AUD CDI 1:1 273 273 30-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -2,291 -2,291 30-Sep-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.84 AUD CDI 1:1 -4,995 -4,995 30-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.84 AUD CDI 1:1 1,640 1,640 30-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.84 AUD CDI 1:1 538 538 30-Sep-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.84 AUD CDI 1:1 3,081 3,081 30-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -2,843 -2,843 30-Sep-22 BlackRock Investment Management (Australia) Limited on mkt sell 30.84 AUD CDI 1:1 -767 -767 30-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -1,350 -1,350 30-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 30.84 AUD CDI 1:1 -14,407 -14,407 30-Sep-22 BlackRock Advisors (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -2,032 -2,032 30-Sep-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.84 AUD CDI 1:1 4,550 4,550 30-Sep-22 BlackRock Investment Management (UK) Limited on mkt sell 30.84 AUD CDI 1:1 -3,254 -3,254 30-Sep-22 BlackRock Financial Management, Inc. on mkt buy 30.84 AUD CDI 1:1 140 140 30-Sep-22 BlackRock Asset Management Canada Limited on mkt sell 30.84 AUD CDI 1:1 -913 -913 30-Sep-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 38,557 38,557 30-Sep-22 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -7,493 -7,493 03-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,680 -10,680 03-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,100 1,100 03-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.77 AUD CDI 1:1 -213 -213 03-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 31.04 AUD CDI 1:1 1,688 1,688 JHX page 85 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.76 AUD CDI 1:1 4,471 4,471 03-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.76 AUD CDI 1:1 1,884 1,884 03-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.76 AUD CDI 1:1 1,873 1,873 03-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.70 AUD CDI 1:1 707 707 03-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 30.70 AUD CDI 1:1 18 18 03-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 30.70 AUD CDI 1:1 54 54 03-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 30.70 AUD CDI 1:1 2,004 2,004 03-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 30.70 AUD CDI 1:1 2,616 2,616 03-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 30.70 AUD CDI 1:1 522 522 03-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.70 AUD CDI 1:1 1,528 1,528 03-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.70 AUD CDI 1:1 4,055 4,055 03-Oct-22 BlackRock Fund Advisors on mkt buy 30.70 AUD CDI 1:1 4,316 4,316 03-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 30.70 AUD CDI 1:1 -235 -235 03-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 5,578 5,578 03-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -38,436 -38,436 04-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -77 -77 04-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -414 -414 04-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.08 AUD CDI 1:1 3,171 3,171 04-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.08 AUD CDI 1:1 -707 -707 04-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.08 AUD CDI 1:1 1,476 1,476 04-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.08 AUD CDI 1:1 36 36 04-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.08 AUD CDI 1:1 101 101 04-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.08 AUD CDI 1:1 261 261 04-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.08 AUD CDI 1:1 -279 -279 04-Oct-22 BlackRock Advisors, LLC on mkt sell 32.08 AUD CDI 1:1 -1,092 -1,092 04-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.08 AUD CDI 1:1 -1,160 -1,160 04-Oct-22 BlackRock Advisors, LLC on mkt sell 32.08 AUD CDI 1:1 -568 -568 04-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 32.08 AUD CDI 1:1 -663 -663 04-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 32.08 AUD CDI 1:1 -2,072 -2,072 04-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 32,962 32,962 04-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -121 -121 05-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 880 880 05-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.31 AUD CDI 1:1 26,046 26,046 05-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.30 AUD CDI 1:1 -298 -298 05-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 34.34 AUD CDI 1:1 1,693 1,693 05-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.31 AUD CDI 1:1 3,606 3,606 05-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.31 AUD CDI 1:1 1,055 1,055 05-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 34.31 AUD CDI 1:1 1,045 1,045 05-Oct-22 BlackRock Japan Co., Ltd. on mkt buy 34.29 AUD CDI 1:1 17,582 17,582 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 18 18 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 560 560 05-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 34.29 AUD CDI 1:1 -1,440 -1,440 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 204 204 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 510 510 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 275 275 05-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 34.29 AUD CDI 1:1 -1,553 -1,553 05-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.29 AUD CDI 1:1 -2,844 -2,844 05-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.29 AUD CDI 1:1 -2,699 -2,699 JHX page 86 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 205 205 05-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.29 AUD CDI 1:1 9,626 9,626 05-Oct-22 BlackRock Asset Management Canada Limited on mkt buy 34.29 AUD CDI 1:1 200 200 05-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,500 -13,500 05-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 35,905 35,905 06-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.48 AUD CDI 1:1 -46 -46 06-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.48 AUD CDI 1:1 -523 -523 06-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.57 AUD CDI 1:1 707 707 06-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.57 AUD CDI 1:1 -3,024 -3,024 06-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.57 AUD CDI 1:1 -1,011 -1,011 06-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.57 AUD CDI 1:1 420 420 06-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.57 AUD CDI 1:1 -120 -120 06-Oct-22 BlackRock Advisors, LLC on mkt sell 33.57 AUD CDI 1:1 -101 -101 06-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.57 AUD CDI 1:1 783 783 06-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.57 AUD CDI 1:1 -1,481 -1,481 06-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.57 AUD CDI 1:1 -3,030 -3,030 06-Oct-22 BlackRock Investment Management, LLC on mkt sell 33.57 AUD CDI 1:1 -1,069 -1,069 06-Oct-22 BlackRock Fund Advisors on mkt buy 33.57 AUD CDI 1:1 3,624 3,624 06-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 30,356 30,356 06-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 23,000 23,000 06-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -35,905 -35,905 07-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 592 592 07-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.46 AUD CDI 1:1 1,122 1,122 07-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.46 AUD CDI 1:1 111 111 07-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.46 AUD CDI 1:1 98 98 07-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.44 AUD CDI 1:1 -98 -98 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.54 AUD CDI 1:1 -5,492 -5,492 07-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.47 AUD CDI 1:1 -72 -72 07-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.47 AUD CDI 1:1 1,011 1,011 07-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.47 AUD CDI 1:1 100 100 07-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.47 AUD CDI 1:1 1,100 1,100 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.47 AUD CDI 1:1 1,688 1,688 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.46 AUD CDI 1:1 4,633 4,633 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.47 AUD CDI 1:1 5,497 5,497 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.47 AUD CDI 1:1 7,240 7,240 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.47 AUD CDI 1:1 230 230 07-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.47 AUD CDI 1:1 1,160 1,160 07-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.47 AUD CDI 1:1 4,189 4,189 07-Oct-22 BlackRock Advisors, LLC on mkt sell 33.47 AUD CDI 1:1 -2,553 -2,553 07-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.47 AUD CDI 1:1 -1,683 -1,683 07-Oct-22 BlackRock Advisors, LLC on mkt sell 33.47 AUD CDI 1:1 -733 -733 07-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.47 AUD CDI 1:1 -1,808 -1,808 07-Oct-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -31,295 -31,295 07-Oct-22 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 31,295 31,295 07-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -14,386 -14,386 07-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 61,000 61,000 JHX page 87 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.39 AUD CDI 1:1 -183 -183 10-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.45 AUD CDI 1:1 700 700 10-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.45 AUD CDI 1:1 -5,256 -5,256 10-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.45 AUD CDI 1:1 1,648 1,648 10-Oct-22 BlackRock Fund Advisors on mkt buy 32.45 AUD CDI 1:1 4,633 4,633 10-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 32.45 AUD CDI 1:1 -2,037 -2,037 10-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.45 AUD CDI 1:1 -3,511 -3,511 10-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.45 AUD CDI 1:1 -4,618 -4,618 10-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 214 214 10-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3 3 10-Oct-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -243,859 -243,859 11-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.00 AUD CDI 1:1 40 40 11-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.09 AUD CDI 1:1 -137 -137 11-Oct-22 BlackRock Advisors, LLC on mkt buy 33.06 AUD CDI 1:1 9,886 9,886 11-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.06 AUD CDI 1:1 2,054 2,054 11-Oct-22 BlackRock Fund Advisors on mkt buy 33.06 AUD CDI 1:1 1,700 1,700 11-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 33.06 AUD CDI 1:1 1,204 1,204 11-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.06 AUD CDI 1:1 628 628 11-Oct-22 BlackRock Advisors, LLC on mkt buy 33.06 AUD CDI 1:1 1,032 1,032 11-Oct-22 BlackRock Investment Management, LLC on mkt buy 33.06 AUD CDI 1:1 529 529 11-Oct-22 BlackRock International Limited on mkt buy 33.09 AUD CDI 1:1 696 696 11-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 33.36 AUD CDI 1:1 9,206 9,206 11-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,185 1,185 11-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,844 2,844 11-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 711 711 11-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,100 1,100 11-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.97 AUD CDI 1:1 564 564 11-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.97 AUD CDI 1:1 189 189 11-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.97 AUD CDI 1:1 2,150 2,150 11-Oct-22 BlackRock Advisors, LLC on mkt sell 32.97 AUD CDI 1:1 -1,335 -1,335 11-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.97 AUD CDI 1:1 -2,375 -2,375 11-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.97 AUD CDI 1:1 -1,073 -1,073 11-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 32.97 AUD CDI 1:1 -899 -899 11-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,176 2,176 11-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -918 -918 11-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -75,399 -75,399 11-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3 -3 12-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.82 AUD CDI 1:1 -137 -137 12-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.79 AUD CDI 1:1 6,679 6,679 12-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.87 AUD CDI 1:1 -322 -322 12-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 32.87 AUD CDI 1:1 -1,467 -1,467 12-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.87 AUD CDI 1:1 -2,737 -2,737 12-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.87 AUD CDI 1:1 -3,076 -3,076 12-Oct-22 BlackRock Investment Management, LLC on mkt sell 32.87 AUD CDI 1:1 -8,747 -8,747 12-Oct-22 BlackRock Investment Management, LLC on mkt sell 32.87 AUD CDI 1:1 -2,057 -2,057 12-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.87 AUD CDI 1:1 -1,002 -1,002 12-Oct-22 BlackRock Advisors, LLC on mkt sell 32.87 AUD CDI 1:1 -4,905 -4,905 12-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 32.87 AUD CDI 1:1 -17,998 -17,998 JHX page 88 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 32.87 AUD CDI 1:1 12,301 12,301 12-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,416 -7,416 12-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -19,051 -19,051 12-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 75,399 75,399 13-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,200 2,200 13-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 936 936 13-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.45 AUD CDI 1:1 -110 -110 13-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.45 AUD CDI 1:1 -383 -383 13-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.45 AUD CDI 1:1 -161 -161 13-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.24 AUD CDI 1:1 -4,032 -4,032 13-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.24 AUD CDI 1:1 -1,011 -1,011 13-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.24 AUD CDI 1:1 480 480 13-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.24 AUD CDI 1:1 -206 -206 13-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.24 AUD CDI 1:1 -15,493 -15,493 13-Oct-22 BlackRock Advisors, LLC on mkt sell 32.24 AUD CDI 1:1 -173 -173 13-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 32.24 AUD CDI 1:1 -1,183 -1,183 13-Oct-22 BlackRock Investment Management, LLC on mkt sell 32.24 AUD CDI 1:1 -1,887 -1,887 13-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.24 AUD CDI 1:1 311 311 13-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -17,152 -17,152 14-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.86 AUD CDI 1:1 -290 -290 14-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.87 AUD CDI 1:1 40,824 40,824 14-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 14-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.90 AUD CDI 1:1 36 36 14-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.90 AUD CDI 1:1 632 632 14-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.90 AUD CDI 1:1 270 270 14-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 32.90 AUD CDI 1:1 2,970 2,970 14-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.90 AUD CDI 1:1 6,081 6,081 14-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.90 AUD CDI 1:1 -4,773 -4,773 14-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 32.90 AUD CDI 1:1 -1,399 -1,399 14-Oct-22 BlackRock Advisors, LLC on mkt sell 32.90 AUD CDI 1:1 -2,444 -2,444 14-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.90 AUD CDI 1:1 -1,193 -1,193 14-Oct-22 BlackRock Advisors, LLC on mkt sell 32.90 AUD CDI 1:1 -743 -743 14-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 32.90 AUD CDI 1:1 -546 -546 14-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 32.90 AUD CDI 1:1 -1,940 -1,940 14-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,103 -4,103 17-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,400 3,400 17-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.59 AUD CDI 1:1 -366 -366 17-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.53 AUD CDI 1:1 9,915 9,915 17-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.53 AUD CDI 1:1 2,956 2,956 17-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 31.53 AUD CDI 1:1 2,974 2,974 17-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 31.40 AUD CDI 1:1 -3,156 -3,156 17-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 31.40 AUD CDI 1:1 -27,702 -27,702 17-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.40 AUD CDI 1:1 -3,385 -3,385 17-Oct-22 BlackRock Fund Advisors on mkt buy 31.40 AUD CDI 1:1 3,461 3,461 17-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.40 AUD CDI 1:1 -5,156 -5,156 17-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -21,100 -21,100 17-Oct-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -8,940 -8,940 JHX page 89 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.36 AUD CDI 1:1 1,768 1,768 18-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.36 AUD CDI 1:1 -293 -293 18-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 396 396 18-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.47 AUD CDI 1:1 699 699 18-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -2,016 -2,016 18-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 72 72 18-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 423 423 18-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 616 616 18-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 540 540 18-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -2,582 -2,582 18-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 32.47 AUD CDI 1:1 12,934 12,934 18-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 32.47 AUD CDI 1:1 850 850 18-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.47 AUD CDI 1:1 -4,035 -4,035 18-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,365 -1,365 18-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 41,528 41,528 19-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.09 AUD CDI 1:1 -272 -272 19-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.11 AUD CDI 1:1 2,190 2,190 19-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 33.08 AUD CDI 1:1 -18,694 -18,694 19-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.11 AUD CDI 1:1 3,956 3,956 19-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.11 AUD CDI 1:1 61,923 61,923 19-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.11 AUD CDI 1:1 34,911 34,911 19-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,040 1,040 19-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,248 1,248 19-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.13 AUD CDI 1:1 10,997 10,997 19-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.13 AUD CDI 1:1 2,340 2,340 19-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.13 AUD CDI 1:1 2,319 2,319 19-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.16 AUD CDI 1:1 960 960 19-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.16 AUD CDI 1:1 614 614 19-Oct-22 BlackRock Asset Management Canada Limited on mkt buy 33.16 AUD CDI 1:1 214 214 19-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.16 AUD CDI 1:1 -150 -150 19-Oct-22 BlackRock Investment Management (UK) Limited on mkt sell 33.16 AUD CDI 1:1 -3,766 -3,766 19-Oct-22 BlackRock Advisors, LLC on mkt sell 33.16 AUD CDI 1:1 -2,000 -2,000 19-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.16 AUD CDI 1:1 -495 -495 19-Oct-22 BlackRock Advisors, LLC on mkt sell 33.16 AUD CDI 1:1 -565 -565 19-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.16 AUD CDI 1:1 -1,432 -1,432 19-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,908 -10,908 19-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 7,777 7,777 19-Oct-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 10,576 10,576 19-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 189 189 20-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.32 AUD CDI 1:1 -61 -61 20-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 32.32 AUD CDI 1:1 -225 -225 20-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,130 -2,130 20-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.25 AUD CDI 1:1 568 568 20-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.25 AUD CDI 1:1 400 400 20-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.25 AUD CDI 1:1 297 297 20-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.25 AUD CDI 1:1 921 921 20-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.25 AUD CDI 1:1 248 248 JHX page 90 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.25 AUD CDI 1:1 -271 -271 20-Oct-22 BlackRock Advisors, LLC on mkt sell 32.25 AUD CDI 1:1 -68 -68 20-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 32.25 AUD CDI 1:1 1,510 1,510 20-Oct-22 BlackRock Investment Management, LLC on mkt sell 32.25 AUD CDI 1:1 -3,213 -3,213 20-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 32.25 AUD CDI 1:1 199 199 20-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -372 -372 20-Oct-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -10,576 -10,576 20-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,187 1,187 21-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 31.88 AUD CDI 1:1 22,341 22,341 21-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 21-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 31.74 AUD CDI 1:1 614 614 21-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 31.74 AUD CDI 1:1 270 270 21-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,029 1,029 21-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,376 -1,376 24-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.86 AUD CDI 1:1 2,750 2,750 24-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.96 AUD CDI 1:1 4,910 4,910 24-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.96 AUD CDI 1:1 18,963 18,963 24-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.96 AUD CDI 1:1 4,833 4,833 24-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.96 AUD CDI 1:1 358 358 24-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 32.96 AUD CDI 1:1 338 338 24-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.93 AUD CDI 1:1 4,500 4,500 24-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.93 AUD CDI 1:1 198 198 24-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.93 AUD CDI 1:1 60 60 25-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,538 -1,538 25-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -295 -295 25-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.21 AUD CDI 1:1 -377 -377 25-Oct-22 BlackRock Asset Management Canada Limited on mkt buy 33.60 AUD CDI 1:1 1,650 1,650 25-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,088 1,088 25-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.19 AUD CDI 1:1 -1,011 -1,011 25-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.19 AUD CDI 1:1 -1,059 -1,059 25-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.19 AUD CDI 1:1 480 480 25-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.19 AUD CDI 1:1 -618 -618 25-Oct-22 BlackRock Advisors, LLC on mkt sell 33.19 AUD CDI 1:1 -2,341 -2,341 25-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.19 AUD CDI 1:1 2,369 2,369 25-Oct-22 BlackRock Institutional Trust Company, National Association on mkt buy 33.19 AUD CDI 1:1 21,813 21,813 25-Oct-22 BlackRock Advisors, LLC on mkt sell 33.19 AUD CDI 1:1 -764 -764 25-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.19 AUD CDI 1:1 -1,018 -1,018 25-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.19 AUD CDI 1:1 -3,605 -3,605 25-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -31,277 -31,277 26-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.42 AUD CDI 1:1 1,438 1,438 26-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,582 -8,582 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.41 AUD CDI 1:1 -474 -474 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.38 AUD CDI 1:1 -1,350 -1,350 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.38 AUD CDI 1:1 -1,345 -1,345 26-Oct-22 BlackRock Japan Co., Ltd. on mkt sell 33.55 AUD CDI 1:1 -562 -562 26-Oct-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.32 AUD CDI 1:1 699 699 26-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.32 AUD CDI 1:1 710 710 JHX page 91 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.32 AUD CDI 1:1 284 284 26-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.32 AUD CDI 1:1 858 858 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.32 AUD CDI 1:1 -807 -807 26-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 33.32 AUD CDI 1:1 12,660 12,660 26-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 33.32 AUD CDI 1:1 2,957 2,957 26-Oct-22 BlackRock Advisors (UK) Limited on mkt sell 33.32 AUD CDI 1:1 -4,015 -4,015 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.32 AUD CDI 1:1 -9,550 -9,550 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.32 AUD CDI 1:1 -1,231 -1,231 26-Oct-22 BlackRock Investment Management, LLC on mkt buy 33.32 AUD CDI 1:1 186 186 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.32 AUD CDI 1:1 -1,480 -1,480 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.32 AUD CDI 1:1 -127 -127 26-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.32 AUD CDI 1:1 -7,222 -7,222 26-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 27,066 27,066 27-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.01 AUD CDI 1:1 -1,468 -1,468 27-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.01 AUD CDI 1:1 -541 -541 27-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,774 2,774 27-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 32.99 AUD CDI 1:1 693 693 27-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.99 AUD CDI 1:1 -238 -238 27-Oct-22 BlackRock Advisors, LLC on mkt sell 32.99 AUD CDI 1:1 -129 -129 27-Oct-22 BlackRock Investment Management, LLC on mkt sell 32.99 AUD CDI 1:1 -3,360 -3,360 27-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,332 -5,332 28-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.45 AUD CDI 1:1 -429 -429 28-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,350 1,350 28-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.45 AUD CDI 1:1 -4,625 -4,625 28-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.46 AUD CDI 1:1 2,016 2,016 28-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 33.46 AUD CDI 1:1 400 400 28-Oct-22 BlackRock Advisors, LLC on mkt sell 33.46 AUD CDI 1:1 -2,224 -2,224 28-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.46 AUD CDI 1:1 -521 -521 28-Oct-22 BlackRock Advisors, LLC on mkt sell 33.46 AUD CDI 1:1 -844 -844 28-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.46 AUD CDI 1:1 -813 -813 28-Oct-22 BlackRock Asset Management Canada Limited on mkt sell 33.46 AUD CDI 1:1 -3,038 -3,038 28-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -21,734 -21,734 28-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -498 -498 28-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 23,195 23,195 28-Oct-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 14 14 31-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,555 3,555 31-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,736 1,736 31-Oct-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 548 548 31-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.92 AUD CDI 1:1 -8,867 -8,867 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.94 AUD CDI 1:1 -291 -291 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.95 AUD CDI 1:1 -2,009 -2,009 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.95 AUD CDI 1:1 -2,136 -2,136 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.95 AUD CDI 1:1 -2,144 -2,144 31-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.00 AUD CDI 1:1 1,008 1,008 31-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.00 AUD CDI 1:1 2,016 2,016 31-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.00 AUD CDI 1:1 316 316 31-Oct-22 BlackRock Advisors (UK) Limited on mkt buy 34.00 AUD CDI 1:1 252 252 JHX page 92 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -1,202 -1,202 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -4,313 -4,313 31-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 34.00 AUD CDI 1:1 1,292 1,292 31-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.00 AUD CDI 1:1 -8,818 -8,818 31-Oct-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.00 AUD CDI 1:1 -1,748 -1,748 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -5,150 -5,150 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -1,027 -1,027 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -1,481 -1,481 31-Oct-22 BlackRock Investment Management (UK) Limited on mkt buy 34.00 AUD CDI 1:1 1,610 1,610 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -1,080 -1,080 31-Oct-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.00 AUD CDI 1:1 -3,264 -3,264 31-Oct-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 31,978 31,978 31-Oct-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -23,195 -23,195 31-Oct-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -14 -14 01-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,043 1,043 01-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 876 876 01-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 34.68 AUD CDI 1:1 2,016 2,016 01-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.31 AUD CDI 1:1 -126 -126 01-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 34.41 AUD CDI 1:1 -9,858 -9,858 01-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 34.68 AUD CDI 1:1 4,069 4,069 01-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 34.68 AUD CDI 1:1 699 699 01-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -31,978 -31,978 01-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 17,000 17,000 02-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,045 1,045 02-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.17 AUD CDI 1:1 -6,899 -6,899 02-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.17 AUD CDI 1:1 -3,286 -3,286 02-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 34.17 AUD CDI 1:1 -3,267 -3,267 02-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 34.11 AUD CDI 1:1 -2,022 -2,022 02-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 34.11 AUD CDI 1:1 2,940 2,940 02-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 34.11 AUD CDI 1:1 10,886 10,886 02-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 34.11 AUD CDI 1:1 2,171 2,171 02-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 34.11 AUD CDI 1:1 -14,965 -14,965 02-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,804 -12,804 02-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 29,295 29,295 03-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.07 AUD CDI 1:1 -114 -114 03-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.07 AUD CDI 1:1 -2,624 -2,624 03-Nov-22 BlackRock Japan Co., Ltd. on mkt sell 33.06 AUD CDI 1:1 -24,653 -24,653 03-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.07 AUD CDI 1:1 -13,251 -13,251 03-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,971 1,971 03-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,224 1,224 03-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.05 AUD CDI 1:1 758 758 03-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 33.05 AUD CDI 1:1 699 699 03-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 33.05 AUD CDI 1:1 1,008 1,008 03-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.05 AUD CDI 1:1 -190 -190 03-Nov-22 BlackRock Advisors, LLC on mkt sell 33.05 AUD CDI 1:1 -65 -65 JHX page 93 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 33.05 AUD CDI 1:1 -716 -716 03-Nov-22 BlackRock Fund Advisors on mkt buy 33.05 AUD CDI 1:1 6,383 6,383 03-Nov-22 BlackRock Investment Management, LLC on mkt sell 33.05 AUD CDI 1:1 -2,577 -2,577 03-Nov-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -11,575 -11,575 03-Nov-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -5,740 -5,740 03-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -303 -303 03-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 5,128 5,128 04-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.18 AUD CDI 1:1 -478 -478 04-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,568 -1,568 04-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,431 4,431 04-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 33.18 AUD CDI 1:1 -12,713 -12,713 04-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 32.97 AUD CDI 1:1 699 699 04-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 32.97 AUD CDI 1:1 1,008 1,008 04-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 32.97 AUD CDI 1:1 79 79 04-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 32.97 AUD CDI 1:1 316 316 04-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 32.97 AUD CDI 1:1 273 273 04-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.97 AUD CDI 1:1 -747 -747 04-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.97 AUD CDI 1:1 -6,525 -6,525 04-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.97 AUD CDI 1:1 -738 -738 04-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 32.97 AUD CDI 1:1 -2,271 -2,271 04-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 32.97 AUD CDI 1:1 -4,965 -4,965 04-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -28,992 -28,992 04-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -5,128 -5,128 07-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 686 686 07-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,980 1,980 07-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.44 AUD CDI 1:1 -322 -322 07-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.47 AUD CDI 1:1 -1,369 -1,369 07-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.47 AUD CDI 1:1 -150 -150 07-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.47 AUD CDI 1:1 -158 -158 07-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 33.39 AUD CDI 1:1 2,022 2,022 07-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 33.39 AUD CDI 1:1 -4,044 -4,044 07-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 33.39 AUD CDI 1:1 63 63 07-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 33.39 AUD CDI 1:1 546 546 07-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 33.39 AUD CDI 1:1 556 556 07-Nov-22 BlackRock Advisors, LLC on mkt sell 33.39 AUD CDI 1:1 -209 -209 07-Nov-22 BlackRock Advisors, LLC on mkt sell 33.39 AUD CDI 1:1 -1,226 -1,226 07-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.39 AUD CDI 1:1 -106 -106 07-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 33.39 AUD CDI 1:1 -624 -624 07-Nov-22 BlackRock Advisors, LLC on mkt sell 33.39 AUD CDI 1:1 -120 -120 07-Nov-22 BlackRock Advisors, LLC on mkt sell 33.39 AUD CDI 1:1 -710 -710 07-Nov-22 BlackRock Investment Management, LLC on mkt buy 33.39 AUD CDI 1:1 778 778 07-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 33.39 AUD CDI 1:1 -2,007 -2,007 07-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 33.39 AUD CDI 1:1 -343 -343 07-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,740 10,740 07-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,805 18,805 07-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -5,081 -5,081 08-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.84 AUD CDI 1:1 -245 -245 08-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.84 AUD CDI 1:1 -364 -364 08-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,153 -2,153 08-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,400 -12,400 08-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 294 294 JHX page 94 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 28.81 AUD CDI 1:1 16,650 16,650 08-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.81 AUD CDI 1:1 96 96 08-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.81 AUD CDI 1:1 384 384 08-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.81 AUD CDI 1:1 63 63 08-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 28.81 AUD CDI 1:1 -3,357 -3,357 08-Nov-22 BlackRock Advisors, LLC on mkt sell 28.81 AUD CDI 1:1 -2,484 -2,484 08-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.81 AUD CDI 1:1 -564 -564 08-Nov-22 BlackRock Advisors, LLC on mkt sell 28.81 AUD CDI 1:1 -863 -863 08-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 28.81 AUD CDI 1:1 -670 -670 08-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 28.81 AUD CDI 1:1 -1,924 -1,924 08-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.81 AUD CDI 1:1 -25,934 -25,934 08-Nov-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 23,058 23,058 08-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,805 -18,805 08-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 23,000 23,000 09-Nov-22 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -73,713 -73,713 09-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.34 AUD CDI 1:1 -26,317 -26,317 09-Nov-22 BlackRock Fund Advisors on mkt sell 28.36 AUD CDI 1:1 -1,700 -1,700 09-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 28.36 AUD CDI 1:1 -1,204 -1,204 09-Nov-22 BlackRock Advisors, LLC on mkt sell 28.36 AUD CDI 1:1 -9,886 -9,886 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.36 AUD CDI 1:1 -628 -628 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.36 AUD CDI 1:1 -2,054 -2,054 09-Nov-22 BlackRock Advisors, LLC on mkt sell 28.36 AUD CDI 1:1 -1,032 -1,032 09-Nov-22 BlackRock International Limited on mkt sell 28.36 AUD CDI 1:1 -696 -696 09-Nov-22 BlackRock Investment Management, LLC on mkt sell 28.36 AUD CDI 1:1 -529 -529 09-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,055 1,055 09-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,946 7,946 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.38 AUD CDI 1:1 -182 -182 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.38 AUD CDI 1:1 -2,433 -2,433 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.38 AUD CDI 1:1 -677 -677 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.38 AUD CDI 1:1 -659 -659 09-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.49 AUD CDI 1:1 54 54 09-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.49 AUD CDI 1:1 97 97 09-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.49 AUD CDI 1:1 194 194 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.49 AUD CDI 1:1 -1,143 -1,143 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.49 AUD CDI 1:1 -9,361 -9,361 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.49 AUD CDI 1:1 -962 -962 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.49 AUD CDI 1:1 -2,523 -2,523 09-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.49 AUD CDI 1:1 -675 -675 09-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 28.49 AUD CDI 1:1 1,480 1,480 09-Nov-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -23,058 -23,058 09-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 5,081 5,081 09-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,851 20,851 10-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.27 AUD CDI 1:1 -10,711 -10,711 10-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,106 1,106 10-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.20 AUD CDI 1:1 5,055 5,055 10-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.20 AUD CDI 1:1 646 646 10-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.20 AUD CDI 1:1 256 256 10-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.20 AUD CDI 1:1 -246 -246 JHX page 95 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Nov-22 BlackRock Advisors, LLC on mkt sell 28.20 AUD CDI 1:1 -138 -138 10-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 28.20 AUD CDI 1:1 -1,630 -1,630 10-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.20 AUD CDI 1:1 -88,597 -88,597 10-Nov-22 BlackRock Investment Management, LLC on mkt sell 28.20 AUD CDI 1:1 -5,795 -5,795 10-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -11,122 -11,122 10-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -20,851 -20,851 11-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.42 AUD CDI 1:1 -6,611 -6,611 11-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.42 AUD CDI 1:1 -27,296 -27,296 11-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.42 AUD CDI 1:1 -52,319 -52,319 11-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.42 AUD CDI 1:1 -31,505 -31,505 11-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.56 AUD CDI 1:1 -485 -485 11-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.80 AUD CDI 1:1 3,033 3,033 11-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.80 AUD CDI 1:1 -337 -337 11-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.80 AUD CDI 1:1 275 275 11-Nov-22 BlackRock Advisors, LLC on mkt sell 29.80 AUD CDI 1:1 -7,449 -7,449 11-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.80 AUD CDI 1:1 -1,985 -1,985 11-Nov-22 BlackRock Advisors, LLC on mkt sell 29.80 AUD CDI 1:1 -2,036 -2,036 11-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.80 AUD CDI 1:1 -1,752 -1,752 11-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.80 AUD CDI 1:1 -7,229 -7,229 11-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 22 22 14-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.55 AUD CDI 1:1 -810 -810 14-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.46 AUD CDI 1:1 -23,335 -23,335 14-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.46 AUD CDI 1:1 -5,492 -5,492 14-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.46 AUD CDI 1:1 -5,489 -5,489 14-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.40 AUD CDI 1:1 5,040 5,040 14-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.40 AUD CDI 1:1 981 981 14-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.40 AUD CDI 1:1 -280 -280 14-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.40 AUD CDI 1:1 -1,021 -1,021 14-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.40 AUD CDI 1:1 -15,067 -15,067 14-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.40 AUD CDI 1:1 -1,683 -1,683 14-Nov-22 BlackRock Fund Advisors on mkt buy 29.40 AUD CDI 1:1 10,160 10,160 14-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,416 15,416 15-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.02 AUD CDI 1:1 -112 -112 15-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 30.00 AUD CDI 1:1 -19,220 -19,220 15-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 30.00 AUD CDI 1:1 -25,396 -25,396 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 663 663 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 2,022 2,022 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 282 282 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 392 392 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 650 650 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 275 275 15-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 280 280 15-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.99 AUD CDI 1:1 -237 -237 15-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 29.99 AUD CDI 1:1 3,601 3,601 15-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.99 AUD CDI 1:1 -2,457 -2,457 15-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -15,416 -15,416 15-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -4 -4 JHX page 96 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,192 2,192 16-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 177 177 16-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 177 177 16-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,268 7,268 16-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.30 AUD CDI 1:1 -8,537 -8,537 16-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.30 AUD CDI 1:1 -36,208 -36,208 16-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.30 AUD CDI 1:1 -20,903 -20,903 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.35 AUD CDI 1:1 -358 -358 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.31 AUD CDI 1:1 -24,668 -24,668 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.31 AUD CDI 1:1 -2,373 -2,373 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.31 AUD CDI 1:1 -2,256 -2,256 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.35 AUD CDI 1:1 -237 -237 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.35 AUD CDI 1:1 -124 -124 16-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.22 AUD CDI 1:1 -5,599 -5,599 16-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.22 AUD CDI 1:1 -4,681 -4,681 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.22 AUD CDI 1:1 -21,093 -21,093 16-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.22 AUD CDI 1:1 -19,212 -19,212 16-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.22 AUD CDI 1:1 -30,011 -30,011 16-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.19 AUD CDI 1:1 1,011 1,011 16-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.19 AUD CDI 1:1 297 297 16-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.19 AUD CDI 1:1 658 658 16-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.19 AUD CDI 1:1 -177 -177 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.19 AUD CDI 1:1 -540 -540 16-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.19 AUD CDI 1:1 -29,834 -29,834 16-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 17,420 17,420 16-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,192 -2,192 16-Nov-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -11,936 -11,936 17-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.44 AUD CDI 1:1 -710 -710 17-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.44 AUD CDI 1:1 -83 -83 17-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.44 AUD CDI 1:1 -465 -465 17-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,227 -3,227 17-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,740 -10,740 17-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 396 396 17-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 177 177 17-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.70 AUD CDI 1:1 -1,398 -1,398 17-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -2,118 -2,118 17-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.70 AUD CDI 1:1 564 564 17-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.70 AUD CDI 1:1 103 103 17-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.70 AUD CDI 1:1 784 784 17-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.70 AUD CDI 1:1 329 329 17-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.70 AUD CDI 1:1 280 280 17-Nov-22 BlackRock Advisors, LLC on mkt sell 29.70 AUD CDI 1:1 -1,455 -1,455 17-Nov-22 BlackRock Advisors, LLC on mkt sell 29.70 AUD CDI 1:1 -3,297 -3,297 17-Nov-22 BlackRock Advisors, LLC on mkt sell 29.70 AUD CDI 1:1 -39 -39 17-Nov-22 BlackRock Investment Management, LLC on mkt sell 29.70 AUD CDI 1:1 -2,592 -2,592 17-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.70 AUD CDI 1:1 -333 -333 17-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -1,006 -1,006 17-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 29.70 AUD CDI 1:1 2,991 2,991 JHX page 97 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -1,345 -1,345 17-Nov-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 11,261 11,261 17-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 17-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 330 330 18-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.66 AUD CDI 1:1 -595 -595 18-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.66 AUD CDI 1:1 -203 -203 18-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.65 AUD CDI 1:1 -72,186 -72,186 18-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.65 AUD CDI 1:1 -45,950 -45,950 18-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,454 -6,454 18-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,926 1,926 18-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.55 AUD CDI 1:1 1,011 1,011 18-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.55 AUD CDI 1:1 560 560 18-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.55 AUD CDI 1:1 550 550 18-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.55 AUD CDI 1:1 -2,205 -2,205 18-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.55 AUD CDI 1:1 -905 -905 18-Nov-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -11,261 -11,261 18-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 18-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -108,439 -108,439 18-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 17,833 17,833 21-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,230 2,230 21-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,890 1,890 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.15 AUD CDI 1:1 -850 -850 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.15 AUD CDI 1:1 -292 -292 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.17 AUD CDI 1:1 -9,004 -9,004 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.17 AUD CDI 1:1 -872 -872 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.17 AUD CDI 1:1 -943 -943 21-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.13 AUD CDI 1:1 3,033 3,033 21-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.13 AUD CDI 1:1 -2,022 -2,022 21-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.13 AUD CDI 1:1 -59 -59 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.13 AUD CDI 1:1 -1,835 -1,835 21-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.13 AUD CDI 1:1 -1,714 -1,714 21-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,833 17,833 21-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 91,764 91,764 21-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -17,833 -17,833 22-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.13 AUD CDI 1:1 -2,305 -2,305 22-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.13 AUD CDI 1:1 -423 -423 22-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.11 AUD CDI 1:1 -2,646 -2,646 22-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.13 AUD CDI 1:1 -96 -96 22-Nov-22 BlackRock Japan Co., Ltd. on mkt sell 29.02 AUD CDI 1:1 -646 -646 22-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.91 AUD CDI 1:1 -7,200 -7,200 22-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.91 AUD CDI 1:1 275 275 22-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.91 AUD CDI 1:1 550 550 22-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.91 AUD CDI 1:1 550 550 22-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.91 AUD CDI 1:1 560 560 22-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 28.91 AUD CDI 1:1 3,575 3,575 22-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.91 AUD CDI 1:1 -547 -547 22-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 28.91 AUD CDI 1:1 -17,783 -17,783 22-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 28.91 AUD CDI 1:1 -1,832 -1,832 JHX page 98 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.91 AUD CDI 1:1 -55,958 -55,958 22-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,069 2,069 22-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 31,986 31,986 23-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.95 AUD CDI 1:1 -89 -89 23-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.95 AUD CDI 1:1 -1,911 -1,911 23-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.95 AUD CDI 1:1 -1,225 -1,225 23-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 29.07 AUD CDI 1:1 5,493 5,493 23-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.96 AUD CDI 1:1 -1,980 -1,980 23-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.96 AUD CDI 1:1 -65,425 -65,425 23-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.20 AUD CDI 1:1 -699 -699 23-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -198 -198 23-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.20 AUD CDI 1:1 11,121 11,121 23-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -297 -297 23-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.20 AUD CDI 1:1 658 658 23-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.20 AUD CDI 1:1 275 275 23-Nov-22 BlackRock Investment Management, LLC on mkt sell 29.20 AUD CDI 1:1 -496 -496 23-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -298 -298 23-Nov-22 BlackRock Advisors, LLC on mkt sell 29.20 AUD CDI 1:1 -1,738 -1,738 23-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -5,128 -5,128 23-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.20 AUD CDI 1:1 -8,078 -8,078 23-Nov-22 BlackRock Advisors, LLC on mkt sell 29.20 AUD CDI 1:1 -8,752 -8,752 23-Nov-22 BlackRock Advisors, LLC on mkt sell 29.20 AUD CDI 1:1 -131 -131 23-Nov-22 BlackRock Investment Management, LLC on mkt sell 29.20 AUD CDI 1:1 -6,714 -6,714 23-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -860 -860 23-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -4,925 -4,925 23-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -1,663 -1,663 23-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -705 -705 23-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.20 AUD CDI 1:1 -13,934 -13,934 23-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -1,092 -1,092 23-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,351 1,351 23-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,296 1,296 23-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 11,988 11,988 23-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 50 50 23-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 554 554 24-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.97 AUD CDI 1:1 -83 -83 24-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.97 AUD CDI 1:1 -1,945 -1,945 24-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.97 AUD CDI 1:1 -546 -546 24-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.97 AUD CDI 1:1 -206 -206 24-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.90 AUD CDI 1:1 -58,907 -58,907 24-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.18 AUD CDI 1:1 1,024 1,024 24-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.18 AUD CDI 1:1 2,048 2,048 24-Nov-22 BlackRock Investment Management, LLC on mkt buy 30.18 AUD CDI 1:1 5,212 5,212 24-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 30.18 AUD CDI 1:1 -34,215 -34,215 24-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,746 -12,746 24-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -100,547 -100,547 JHX page 99 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Nov-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -554 -554 25-Nov-22 BlackRock Japan Co., Ltd. on mkt buy 30.24 AUD CDI 1:1 1,275 1,275 25-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.07 AUD CDI 1:1 2,048 2,048 25-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.07 AUD CDI 1:1 257 257 25-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.07 AUD CDI 1:1 257 257 25-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.07 AUD CDI 1:1 1,028 1,028 25-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 30.07 AUD CDI 1:1 281 281 25-Nov-22 BlackRock Fund Advisors on mkt buy 30.07 AUD CDI 1:1 6,951 6,951 25-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,975 3,975 25-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,120 -9,120 25-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,929 2,929 25-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 100,547 100,547 28-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.65 AUD CDI 1:1 -139 -139 28-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.65 AUD CDI 1:1 -2,756 -2,756 28-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.65 AUD CDI 1:1 -1,862 -1,862 28-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.68 AUD CDI 1:1 338 338 28-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.68 AUD CDI 1:1 -283 -283 28-Nov-22 BlackRock Advisors, LLC on mkt sell 29.68 AUD CDI 1:1 -1,297 -1,297 28-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.68 AUD CDI 1:1 -2,647 -2,647 28-Nov-22 BlackRock Advisors, LLC on mkt sell 29.68 AUD CDI 1:1 -725 -725 28-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.68 AUD CDI 1:1 -1,700 -1,700 28-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.68 AUD CDI 1:1 -1,388 -1,388 28-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 42 42 28-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -81 -81 29-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.47 AUD CDI 1:1 -66,272 -66,272 29-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.50 AUD CDI 1:1 -115 -115 29-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.50 AUD CDI 1:1 -2,166 -2,166 29-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.50 AUD CDI 1:1 -1,388 -1,388 29-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.50 AUD CDI 1:1 -5,485 -5,485 29-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.40 AUD CDI 1:1 3,600 3,600 29-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.40 AUD CDI 1:1 1,516 1,516 29-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.40 AUD CDI 1:1 2,048 2,048 29-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.40 AUD CDI 1:1 -1,024 -1,024 29-Nov-22 BlackRock Japan Co., Ltd. on mkt sell 29.40 AUD CDI 1:1 -9,058 -9,058 29-Nov-22 BlackRock Advisors, LLC on mkt sell 29.40 AUD CDI 1:1 -1,895 -1,895 29-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.40 AUD CDI 1:1 2,490 2,490 29-Nov-22 BlackRock Advisors, LLC on mkt sell 29.40 AUD CDI 1:1 -913 -913 29-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.40 AUD CDI 1:1 -586 -586 29-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.40 AUD CDI 1:1 -1,854 -1,854 29-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,536 8,536 29-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -7,798 -7,798 30-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.22 AUD CDI 1:1 -7,844 -7,844 30-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.22 AUD CDI 1:1 -42,117 -42,117 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.21 AUD CDI 1:1 -1,829 -1,829 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.21 AUD CDI 1:1 -158 -158 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.21 AUD CDI 1:1 -1,159 -1,159 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.21 AUD CDI 1:1 -1,556 -1,556 30-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -1,025 -1,025 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -2,030 -2,030 JHX page 100 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt buy 29.20 AUD CDI 1:1 4,218 4,218 30-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.20 AUD CDI 1:1 -1,479 -1,479 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -29,745 -29,745 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -432 -432 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -3,216 -3,216 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -6,227 -6,227 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -10,906 -10,906 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -17,596 -17,596 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -431 -431 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -800 -800 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -458 -458 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -67,110 -67,110 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -4,977 -4,977 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -428 -428 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -346 -346 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -350 -350 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -505 -505 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -4,125 -4,125 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -1,180 -1,180 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -406 -406 30-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.20 AUD CDI 1:1 -35,687 -35,687 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -760 -760 30-Nov-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.20 AUD CDI 1:1 -32,873 -32,873 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -17,808 -17,808 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -2,179 -2,179 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -9,336 -9,336 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -949 -949 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -3,687 -3,687 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -2,799 -2,799 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -7,614 -7,614 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -81,624 -81,624 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -1,187 -1,187 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -111 -111 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -824 -824 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -8,825 -8,825 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -1,594 -1,594 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -17,087 -17,087 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.20 AUD CDI 1:1 337 337 30-Nov-22 BlackRock Fund Advisors on mkt buy 29.20 AUD CDI 1:1 7,001 7,001 30-Nov-22 BlackRock Fund Advisors on mkt buy 29.20 AUD CDI 1:1 10,654 10,654 30-Nov-22 BlackRock Fund Advisors on mkt buy 29.20 AUD CDI 1:1 1,618 1,618 JHX page 101 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.20 AUD CDI 1:1 320 320 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -4,505 -4,505 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -48,284 -48,284 30-Nov-22 BlackRock Asset Management Canada Limited on mkt buy 29.20 AUD CDI 1:1 237 237 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -1,180 -1,180 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -111 -111 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -2,195 -2,195 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -205 -205 30-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.20 AUD CDI 1:1 4,602 4,602 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -118 -118 30-Nov-22 BlackRock Advisors (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -1,255 -1,255 30-Nov-22 BlackRock Advisors (UK) Limited on mkt buy 29.20 AUD CDI 1:1 172 172 30-Nov-22 BlackRock Fund Advisors on mkt buy 29.20 AUD CDI 1:1 1,386 1,386 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -17,178 -17,178 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -184,156 -184,156 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -1,275 -1,275 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -13,657 -13,657 30-Nov-22 BlackRock Fund Advisors on mkt buy 29.20 AUD CDI 1:1 636 636 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -1,173 -1,173 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -110 -110 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -89 -89 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -948 -948 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -960 -960 30-Nov-22 BlackRock Asset Management Canada Limited on mkt sell 29.20 AUD CDI 1:1 -90 -90 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -130 -130 30-Nov-22 BlackRock Investment Management (UK) Limited on mkt sell 29.20 AUD CDI 1:1 -1,386 -1,386 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -3,238 -3,238 30-Nov-22 BlackRock Fund Advisors on mkt sell 29.20 AUD CDI 1:1 -303 -303 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -104 -104 30-Nov-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.20 AUD CDI 1:1 -1,114 -1,114 30-Nov-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,520 2,520 30-Nov-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 30,474 30,474 30-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -30,651 -30,651 30-Nov-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 4,078 4,078 01-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.78 AUD CDI 1:1 -173 -173 01-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.78 AUD CDI 1:1 -2,705 -2,705 01-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.78 AUD CDI 1:1 -2,352 -2,352 01-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 30.81 AUD CDI 1:1 -755 -755 01-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.75 AUD CDI 1:1 461 461 01-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.78 AUD CDI 1:1 699 699 01-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 30.78 AUD CDI 1:1 -1,042 -1,042 01-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 30.78 AUD CDI 1:1 292 292 01-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 30.78 AUD CDI 1:1 -2,118 -2,118 01-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 30.78 AUD CDI 1:1 346 346 01-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 30.78 AUD CDI 1:1 -20,748 -20,748 01-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 30.78 AUD CDI 1:1 -1,150 -1,150 01-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 30.78 AUD CDI 1:1 -967 -967 01-Dec-22 BlackRock Investment Management, LLC on mkt sell 30.78 AUD CDI 1:1 -709 -709 01-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.78 AUD CDI 1:1 -522 -522 JHX page 102 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.78 AUD CDI 1:1 -705 -705 01-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 30.78 AUD CDI 1:1 -4,835 -4,835 01-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.78 AUD CDI 1:1 -252 -252 01-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 30.78 AUD CDI 1:1 -7,804 -7,804 01-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 30.78 AUD CDI 1:1 -3,115 -3,115 01-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 30.78 AUD CDI 1:1 -41 -41 01-Dec-22 BlackRock Investment Management, LLC on mkt sell 30.78 AUD CDI 1:1 -1,082 -1,082 01-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -120 -120 01-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -9,023 -9,023 02-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.10 AUD CDI 1:1 -7,421 -7,421 02-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.10 AUD CDI 1:1 -7,758 -7,758 02-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 31.09 AUD CDI 1:1 -1,581 -1,581 02-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.09 AUD CDI 1:1 -197 -197 02-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.09 AUD CDI 1:1 -3,215 -3,215 02-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.09 AUD CDI 1:1 -1,750 -1,750 02-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.11 AUD CDI 1:1 -9,180 -9,180 02-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.11 AUD CDI 1:1 -2,005 -2,005 02-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 31.11 AUD CDI 1:1 -2,010 -2,010 02-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 769 769 02-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 31.13 AUD CDI 1:1 -1,044 -1,044 02-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 31.13 AUD CDI 1:1 293 293 02-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 31.13 AUD CDI 1:1 553 553 02-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 31.13 AUD CDI 1:1 2,607 2,607 02-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 31.13 AUD CDI 1:1 474 474 02-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 31.13 AUD CDI 1:1 300 300 02-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 31.13 AUD CDI 1:1 -277 -277 02-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 31.13 AUD CDI 1:1 5,472 5,472 02-Dec-22 BlackRock Advisors, LLC on mkt sell 31.13 AUD CDI 1:1 -6,655 -6,655 02-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 31.13 AUD CDI 1:1 -275 -275 02-Dec-22 BlackRock Advisors, LLC on mkt sell 31.13 AUD CDI 1:1 -2,329 -2,329 02-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 31.13 AUD CDI 1:1 9,471 9,471 02-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 31.13 AUD CDI 1:1 -3,380 -3,380 02-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 31.13 AUD CDI 1:1 -279 -279 02-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 31.13 AUD CDI 1:1 -1,799 -1,799 02-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 31.13 AUD CDI 1:1 -5,941 -5,941 02-Dec-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -8,959 -8,959 02-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -5,732 -5,732 02-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 5,035 5,035 02-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,000 -1,000 03-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -24,622 -24,622 03-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,035 -5,035 03-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -123,443 -123,443 05-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,080 1,080 05-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 396 396 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.71 AUD CDI 1:1 -238 -238 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.71 AUD CDI 1:1 -3,174 -3,174 JHX page 103 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.71 AUD CDI 1:1 -364 -364 05-Dec-22 BlackRock Financial Management, Inc. on mkt buy 30.82 AUD CDI 1:1 28 28 05-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 30.75 AUD CDI 1:1 1,019 1,019 05-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 30.64 AUD CDI 1:1 474 474 05-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 30.64 AUD CDI 1:1 395 395 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.64 AUD CDI 1:1 -830 -830 05-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 30.64 AUD CDI 1:1 -3,420 -3,420 05-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 30.64 AUD CDI 1:1 -163 -163 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.64 AUD CDI 1:1 -7,222 -7,222 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 30.64 AUD CDI 1:1 1,700 1,700 05-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 30.64 AUD CDI 1:1 -3,499 -3,499 05-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 29,418 29,418 05-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 106,443 106,443 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.69 AUD CDI 1:1 -195 -195 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.69 AUD CDI 1:1 -2,775 -2,775 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.69 AUD CDI 1:1 -1,921 -1,921 06-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.69 AUD CDI 1:1 -155 -155 06-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -769 -769 06-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 392 392 06-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.36 AUD CDI 1:1 -15,750 -15,750 06-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.36 AUD CDI 1:1 790 790 06-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.36 AUD CDI 1:1 198 198 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.36 AUD CDI 1:1 -1,076 -1,076 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.36 AUD CDI 1:1 2,689 2,689 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.36 AUD CDI 1:1 -10,540 -10,540 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.36 AUD CDI 1:1 -1,091 -1,091 06-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.36 AUD CDI 1:1 -6,331 -6,331 06-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -29,418 -29,418 06-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 29,318 29,318 06-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -4,000 -4,000 07-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.57 AUD CDI 1:1 -173 -173 07-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.57 AUD CDI 1:1 -2,294 -2,294 07-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.57 AUD CDI 1:1 -573 -573 07-Dec-22 BlackRock Japan Co., Ltd. on mkt buy 28.57 AUD CDI 1:1 3,927 3,927 07-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -721 -721 07-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -3,349 -3,349 07-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.55 AUD CDI 1:1 36 36 07-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 28.55 AUD CDI 1:1 -54 -54 07-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.55 AUD CDI 1:1 300 300 07-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.55 AUD CDI 1:1 288 288 07-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.55 AUD CDI 1:1 -778 -778 07-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.55 AUD CDI 1:1 -3,044 -3,044 07-Dec-22 BlackRock Advisors, LLC on mkt sell 28.55 AUD CDI 1:1 -1,636 -1,636 07-Dec-22 BlackRock Advisors, LLC on mkt sell 28.55 AUD CDI 1:1 -1,100 -1,100 07-Dec-22 BlackRock Advisors, LLC on mkt sell 28.55 AUD CDI 1:1 -821 -821 07-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 28.55 AUD CDI 1:1 -2,102 -2,102 07-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 28.55 AUD CDI 1:1 -1,394 -1,394 JHX page 104 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 28.55 AUD CDI 1:1 -4,947 -4,947 07-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 28.55 AUD CDI 1:1 -517 -517 07-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 28.55 AUD CDI 1:1 -1,378 -1,378 07-Dec-22 BlackRock Investment Management, LLC on mkt sell 28.55 AUD CDI 1:1 -621 -621 07-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -29,318 -29,318 08-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.04 AUD CDI 1:1 -227 -227 08-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.04 AUD CDI 1:1 -329 -329 08-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.11 AUD CDI 1:1 1,908 1,908 08-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.16 AUD CDI 1:1 -2,096 -2,096 08-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.16 AUD CDI 1:1 -1,059 -1,059 08-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.16 AUD CDI 1:1 919 919 08-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.16 AUD CDI 1:1 2,136 2,136 08-Dec-22 BlackRock Investment Management, LLC on mkt sell 29.16 AUD CDI 1:1 -3,535 -3,535 08-Dec-22 BlackRock Investment Management, LLC on mkt sell 29.16 AUD CDI 1:1 -2,493 -2,493 08-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.16 AUD CDI 1:1 -1,675 -1,675 08-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.16 AUD CDI 1:1 -234 -234 08-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.16 AUD CDI 1:1 -35,249 -35,249 08-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.16 AUD CDI 1:1 -3,540 -3,540 08-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.16 AUD CDI 1:1 -1,056 -1,056 08-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.16 AUD CDI 1:1 -1,202 -1,202 08-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.16 AUD CDI 1:1 -2,808 -2,808 08-Dec-22 BlackRock Financial Management, Inc. on mkt sell 29.16 AUD CDI 1:1 -588 -588 08-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.16 AUD CDI 1:1 -5,502 -5,502 08-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -28,200 -28,200 09-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.33 AUD CDI 1:1 -135 -135 09-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.33 AUD CDI 1:1 -892 -892 09-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.26 AUD CDI 1:1 -2,096 -2,096 09-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.26 AUD CDI 1:1 -126 -126 09-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.26 AUD CDI 1:1 -1,023 -1,023 09-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.26 AUD CDI 1:1 560 560 09-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.26 AUD CDI 1:1 60 60 09-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.26 AUD CDI 1:1 12,435 12,435 09-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.26 AUD CDI 1:1 -373 -373 09-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.26 AUD CDI 1:1 -5,514 -5,514 09-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.26 AUD CDI 1:1 -329 -329 09-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.26 AUD CDI 1:1 -3,416 -3,416 09-Dec-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 9,202 9,202 09-Dec-22 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 2,747 2,747 09-Dec-22 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -369,345 -369,345 09-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -16,200 -16,200 12-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,120 2,120 12-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.34 AUD CDI 1:1 -116 -116 12-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.34 AUD CDI 1:1 -383 -383 12-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.39 AUD CDI 1:1 1,735 1,735 12-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.39 AUD CDI 1:1 1,628 1,628 JHX page 105 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.39 AUD CDI 1:1 1,539 1,539 12-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.46 AUD CDI 1:1 3,150 3,150 12-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.46 AUD CDI 1:1 -1,059 -1,059 12-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.46 AUD CDI 1:1 282 282 12-Dec-22 BlackRock Advisors, LLC on mkt sell 29.46 AUD CDI 1:1 -1,470 -1,470 12-Dec-22 BlackRock Advisors, LLC on mkt sell 29.46 AUD CDI 1:1 -543 -543 12-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.46 AUD CDI 1:1 -2,859 -2,859 12-Dec-22 BlackRock Financial Management, Inc. on mkt sell 29.46 AUD CDI 1:1 -694 -694 12-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 29.46 AUD CDI 1:1 -1,096 -1,096 12-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,454 -6,454 12-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,656 10,656 12-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,500 6,500 12-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -37,200 -37,200 13-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.46 AUD CDI 1:1 -126 -126 13-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.46 AUD CDI 1:1 -854 -854 13-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.42 AUD CDI 1:1 440 440 13-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.54 AUD CDI 1:1 -6,464 -6,464 13-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,356 4,356 13-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 795 795 13-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.15 AUD CDI 1:1 764 764 13-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.15 AUD CDI 1:1 126 126 13-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.15 AUD CDI 1:1 -3,555 -3,555 13-Dec-22 BlackRock Advisors, LLC on mkt sell 29.15 AUD CDI 1:1 -2,097 -2,097 13-Dec-22 BlackRock Advisors, LLC on mkt sell 29.15 AUD CDI 1:1 -759 -759 13-Dec-22 BlackRock Fund Advisors on mkt sell 29.15 AUD CDI 1:1 -10,866 -10,866 13-Dec-22 BlackRock Advisors, LLC on mkt sell 29.15 AUD CDI 1:1 -976 -976 13-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 29.15 AUD CDI 1:1 1,763 1,763 13-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.15 AUD CDI 1:1 -3,406 -3,406 13-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 29.15 AUD CDI 1:1 3,763 3,763 13-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 29.15 AUD CDI 1:1 -504 -504 13-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 29.15 AUD CDI 1:1 -1,849 -1,849 13-Dec-22 BlackRock Fund Advisors on mkt sell 29.15 AUD CDI 1:1 -6,716 -6,716 13-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.15 AUD CDI 1:1 -1,924 -1,924 13-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.15 AUD CDI 1:1 1,924 1,924 13-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.15 AUD CDI 1:1 21,142 21,142 13-Dec-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 69 69 13-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,500 -6,500 13-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -20,200 -20,200 13-Dec-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 105 105 13-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,817 4,817 13-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,578 3,578 14-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.93 AUD CDI 1:1 -102 -102 14-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.93 AUD CDI 1:1 -587 -587 14-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 30.03 AUD CDI 1:1 1,250 1,250 14-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.91 AUD CDI 1:1 -1,533 -1,533 14-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.91 AUD CDI 1:1 -5,908 -5,908 JHX page 106 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.91 AUD CDI 1:1 -9,756 -9,756 14-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,161 -3,161 14-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.93 AUD CDI 1:1 2,700 2,700 14-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 400 400 14-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.93 AUD CDI 1:1 -340 -340 14-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 1,686 1,686 14-Dec-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -69 -69 14-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 28,950 28,950 14-Dec-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -105 -105 14-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4,817 -4,817 14-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,578 -3,578 15-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.55 AUD CDI 1:1 -76 -76 15-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.55 AUD CDI 1:1 -1,592 -1,592 15-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.55 AUD CDI 1:1 -240 -240 15-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.56 AUD CDI 1:1 -10,229 -10,229 15-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,302 1,302 15-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.68 AUD CDI 1:1 1,048 1,048 15-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.68 AUD CDI 1:1 -1,092 -1,092 15-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.68 AUD CDI 1:1 -2,210 -2,210 15-Dec-22 BlackRock Investment Management, LLC on mkt sell 29.68 AUD CDI 1:1 -838 -838 15-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.68 AUD CDI 1:1 -533 -533 15-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.68 AUD CDI 1:1 -1,794 -1,794 15-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.68 AUD CDI 1:1 -689 -689 15-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.68 AUD CDI 1:1 -765 -765 15-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 29.68 AUD CDI 1:1 -1,447 -1,447 15-Dec-22 BlackRock Advisors, LLC on mkt sell 29.68 AUD CDI 1:1 -205 -205 15-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.68 AUD CDI 1:1 -3,680 -3,680 15-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.68 AUD CDI 1:1 -4,543 -4,543 15-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 3,684 3,684 15-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,191 8,191 16-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.50 AUD CDI 1:1 -189 -189 16-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.50 AUD CDI 1:1 -3,827 -3,827 16-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,105 1,105 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.54 AUD CDI 1:1 -1,303 -1,303 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.54 AUD CDI 1:1 -10,570 -10,570 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.54 AUD CDI 1:1 -470 -470 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 29.54 AUD CDI 1:1 -9,752 -9,752 16-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,496 1,496 16-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -2,096 -2,096 16-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -1,097 -1,097 16-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -3,291 -3,291 16-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 1,440 1,440 16-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 281 281 16-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 95 95 16-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 29.48 AUD CDI 1:1 -956 -956 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 3,650 3,650 16-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 2,927 2,927 16-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 29.48 AUD CDI 1:1 2,024 2,024 16-Dec-22 BlackRock Advisors, LLC on mkt sell 29.48 AUD CDI 1:1 -11,057 -11,057 16-Dec-22 BlackRock Advisors, LLC on mkt sell 29.48 AUD CDI 1:1 -1,338 -1,338 JHX page 107 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -2,747 -2,747 16-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -320 -320 16-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 29.48 AUD CDI 1:1 7,849 7,849 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 314 314 16-Dec-22 BlackRock Advisors, LLC on mkt sell 29.48 AUD CDI 1:1 -3,516 -3,516 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 2,358 2,358 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 16,236 16,236 16-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -2,770 -2,770 16-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -1,769 -1,769 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 818 818 16-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -5,028 -5,028 16-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -9,202 -9,202 16-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 29.48 AUD CDI 1:1 -3,245 -3,245 16-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 29.48 AUD CDI 1:1 -10,631 -10,631 16-Dec-22 BlackRock Investment Management, LLC on mkt sell 29.48 AUD CDI 1:1 -730 -730 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 2,128 2,128 16-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 934 934 16-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 16-Dec-22 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -3,684 -3,684 16-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 9,560 9,560 16-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 9,482 9,482 19-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 19-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 28.93 AUD CDI 1:1 -3,703 -3,703 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.79 AUD CDI 1:1 -176 -176 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.79 AUD CDI 1:1 -3,430 -3,430 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.78 AUD CDI 1:1 -3,204 -3,204 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.78 AUD CDI 1:1 -624 -624 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.78 AUD CDI 1:1 -554 -554 19-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 28.80 AUD CDI 1:1 -216 -216 19-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.80 AUD CDI 1:1 1,053 1,053 19-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.80 AUD CDI 1:1 567 567 19-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.80 AUD CDI 1:1 252 252 19-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 28.80 AUD CDI 1:1 287 287 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.80 AUD CDI 1:1 -2,138 -2,138 19-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 28.80 AUD CDI 1:1 -2,588 -2,588 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.80 AUD CDI 1:1 -18,482 -18,482 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.80 AUD CDI 1:1 -1,981 -1,981 19-Dec-22 BlackRock Investment Management, LLC on mkt sell 28.80 AUD CDI 1:1 -350 -350 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.80 AUD CDI 1:1 -3,435 -3,435 19-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 28.80 AUD CDI 1:1 3,112 3,112 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.80 AUD CDI 1:1 -12,028 -12,028 19-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 28.80 AUD CDI 1:1 -3,937 -3,937 19-Dec-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 2,622 2,622 19-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -532 -532 JHX page 108 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Dec-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 480 480 19-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,515 1,515 19-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,143 3,143 19-Dec-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 2 2 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.79 AUD CDI 1:1 -92 -92 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.79 AUD CDI 1:1 -2,680 -2,680 20-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 28.50 AUD CDI 1:1 866 866 20-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,510 3,510 20-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 955 955 20-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.36 AUD CDI 1:1 -8,384 -8,384 20-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.36 AUD CDI 1:1 -18 -18 20-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.36 AUD CDI 1:1 -252 -252 20-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 27.36 AUD CDI 1:1 710 710 20-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 27.36 AUD CDI 1:1 142 142 20-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 27.36 AUD CDI 1:1 567 567 20-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.36 AUD CDI 1:1 -346 -346 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -152 -152 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -1,114 -1,114 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -580 -580 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -4,234 -4,234 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -2,414 -2,414 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -17,603 -17,603 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -1,573 -1,573 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -215 -215 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -1,168 -1,168 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -8,532 -8,532 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -613 -613 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.36 AUD CDI 1:1 -4,474 -4,474 20-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 27.36 AUD CDI 1:1 1,028 1,028 20-Dec-22 BlackRock Fund Advisors on mkt buy 27.36 AUD CDI 1:1 4,115 4,115 20-Dec-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 4,800 4,800 20-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -21,369 -21,369 20-Dec-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 1,344 1,344 20-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 2,752 2,752 20-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 11,914 11,914 20-Dec-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 359 359 21-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.31 AUD CDI 1:1 -120 -120 21-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.31 AUD CDI 1:1 -1,831 -1,831 21-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 27.29 AUD CDI 1:1 4,737 4,737 21-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 892 892 21-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 954 954 21-Dec-22 BlackRock Investment Management (Australia) Limited on mkt sell 27.14 AUD CDI 1:1 -699 -699 21-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 27.14 AUD CDI 1:1 699 699 21-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.14 AUD CDI 1:1 -2,216 -2,216 21-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.14 AUD CDI 1:1 -4,432 -4,432 JHX page 109 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 27.14 AUD CDI 1:1 1,061 1,061 21-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 27.14 AUD CDI 1:1 405 405 21-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 27.14 AUD CDI 1:1 562 562 21-Dec-22 BlackRock Investment Management, LLC on mkt sell 27.14 AUD CDI 1:1 -194 -194 21-Dec-22 BlackRock Investment Management, LLC on mkt sell 27.14 AUD CDI 1:1 -1,620 -1,620 21-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.14 AUD CDI 1:1 -1,099 -1,099 21-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.14 AUD CDI 1:1 -132 -132 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -251 -251 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -2,100 -2,100 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -94 -94 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -792 -792 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -106 -106 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -892 -892 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -202 -202 21-Dec-22 BlackRock Japan Co., Ltd. on mkt sell 27.14 AUD CDI 1:1 -1,688 -1,688 21-Dec-22 BlackRock Advisors, LLC on mkt sell 27.14 AUD CDI 1:1 -18 -18 21-Dec-22 BlackRock Advisors, LLC on mkt sell 27.14 AUD CDI 1:1 -156 -156 21-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.14 AUD CDI 1:1 -2,621 -2,621 21-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 27.14 AUD CDI 1:1 -313 -313 21-Dec-22 BlackRock Financial Management, Inc. on mkt sell 27.14 AUD CDI 1:1 -99 -99 21-Dec-22 BlackRock Financial Management, Inc. on mkt sell 27.14 AUD CDI 1:1 -829 -829 21-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 27.14 AUD CDI 1:1 1,825 1,825 21-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 27.14 AUD CDI 1:1 1,197 1,197 21-Dec-22 BlackRock Investment Management, LLC on mkt sell 27.14 AUD CDI 1:1 -94 -94 21-Dec-22 BlackRock Investment Management, LLC on mkt sell 27.14 AUD CDI 1:1 -794 -794 21-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.14 AUD CDI 1:1 -597 -597 21-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 27.14 AUD CDI 1:1 -71 -71 21-Dec-22 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -7,422 -7,422 21-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 22,062 22,062 21-Dec-22 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -1,824 -1,824 21-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4,152 -4,152 21-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -8,403 -8,403 21-Dec-22 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -361 -361 22-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.67 AUD CDI 1:1 -181 -181 22-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.67 AUD CDI 1:1 -1,090 -1,090 22-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 594 594 22-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 990 990 22-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,125 1,125 22-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.56 AUD CDI 1:1 2,706 2,706 22-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.56 AUD CDI 1:1 -4,428 -4,428 22-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.56 AUD CDI 1:1 -348 -348 22-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.56 AUD CDI 1:1 65 65 22-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 26.56 AUD CDI 1:1 -612 -612 22-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 26.56 AUD CDI 1:1 -676 -676 22-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,025 3,025 22-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,125 -10,125 22-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -115 -115 22-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,654 -6,654 23-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.16 AUD CDI 1:1 -102 -102 JHX page 110 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.16 AUD CDI 1:1 -1,543 -1,543 23-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.16 AUD CDI 1:1 -384 -384 23-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.16 AUD CDI 1:1 4,060 4,060 23-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 26.17 AUD CDI 1:1 2,046 2,046 23-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 26.17 AUD CDI 1:1 1,051 1,051 23-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 26.17 AUD CDI 1:1 1,091 1,091 23-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -1,048 -1,048 23-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -1,048 -1,048 23-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -432 -432 23-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -1,091 -1,091 23-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.20 AUD CDI 1:1 705 705 23-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.20 AUD CDI 1:1 987 987 23-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.20 AUD CDI 1:1 14,100 14,100 23-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -192 -192 23-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.20 AUD CDI 1:1 950 950 23-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -46,287 -46,287 23-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 15,900 15,900 23-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 108 108 23-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 42,221 42,221 26-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 89,699 89,699 26-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -35,760 -35,760 27-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,600 -13,600 27-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -15,900 -15,900 27-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -108 -108 27-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,461 -6,461 28-Dec-22 BlackRock Japan Co., Ltd. on mkt buy 26.24 AUD CDI 1:1 33,860 33,860 28-Dec-22 BlackRock Japan Co., Ltd. on mkt buy 26.24 AUD CDI 1:1 5,477 5,477 28-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.22 AUD CDI 1:1 4,921 4,921 28-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.22 AUD CDI 1:1 30,742 30,742 28-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 297 297 28-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 26.19 AUD CDI 1:1 165 165 28-Dec-22 BlackRock Institutional Trust Company, National Association on mkt buy 26.19 AUD CDI 1:1 159 159 28-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,590 1,590 28-Dec-22 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,431 1,431 28-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 26.13 AUD CDI 1:1 62,751 62,751 28-Dec-22 BlackRock Advisors, LLC on mkt sell 26.13 AUD CDI 1:1 -6,200 -6,200 28-Dec-22 BlackRock Advisors, LLC on mkt sell 26.13 AUD CDI 1:1 -1,501 -1,501 28-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.13 AUD CDI 1:1 168 168 28-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.13 AUD CDI 1:1 168 168 28-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.13 AUD CDI 1:1 324 324 28-Dec-22 BlackRock Investment Management (UK) Limited on mkt sell 26.13 AUD CDI 1:1 -2,140 -2,140 28-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 26.13 AUD CDI 1:1 10,527 10,527 28-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 26.13 AUD CDI 1:1 -1,135 -1,135 28-Dec-22 BlackRock Asset Management Canada Limited on mkt sell 26.13 AUD CDI 1:1 -3,302 -3,302 28-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 803 803 29-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.04 AUD CDI 1:1 -205 -205 29-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.04 AUD CDI 1:1 -1,064 -1,064 29-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.04 AUD CDI 1:1 13,937 13,937 JHX page 111 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.03 AUD CDI 1:1 1,123 1,123 29-Dec-22 BlackRock Investment Management (UK) Limited on mkt buy 26.05 AUD CDI 1:1 73,278 73,278 29-Dec-22 BlackRock Advisors (UK) Limited on mkt sell 26.08 AUD CDI 1:1 -96 -96 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 2,028 2,028 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 85 85 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 162 162 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 243 243 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 291 291 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 284 284 29-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.08 AUD CDI 1:1 284 284 29-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -35,437 -35,437 29-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 22,900 22,900 30-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.38 AUD CDI 1:1 -236 -236 30-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.38 AUD CDI 1:1 -1,155 -1,155 30-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.40 AUD CDI 1:1 764 764 30-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.40 AUD CDI 1:1 210 210 30-Dec-22 BlackRock Advisors (UK) Limited on mkt buy 26.40 AUD CDI 1:1 567 567 30-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.40 AUD CDI 1:1 903 903 30-Dec-22 BlackRock Investment Management (Australia) Limited on mkt buy 26.40 AUD CDI 1:1 6,727 6,727 30-Dec-22 BlackRock Institutional Trust Company, National Association on mkt sell 26.40 AUD CDI 1:1 -3,225 -3,225 30-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 43,536 43,536 30-Dec-22 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 20,000 20,000 30-Dec-22 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7,237 7,237 30-Dec-22 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -22,473 -22,473 02-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,328 -5,328 02-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 103 103 02-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 5,051 5,051 03-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,285 -12,285 03-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.08 AUD CDI 1:1 -167 -167 03-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.08 AUD CDI 1:1 -699 -699 03-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 26.12 AUD CDI 1:1 2,255 2,255 03-Jan-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 42,400 42,400 03-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -38,757 -38,757 03-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 14,000 14,000 03-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -386 -386 03-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -5,057 -5,057 04-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,176 1,176 04-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.89 AUD CDI 1:1 -349 -349 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.89 AUD CDI 1:1 -1,989 -1,989 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.95 AUD CDI 1:1 -143 -143 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.95 AUD CDI 1:1 -142 -142 04-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 26.96 AUD CDI 1:1 1,932 1,932 04-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 26.96 AUD CDI 1:1 405 405 04-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 26.96 AUD CDI 1:1 116 116 04-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 26.96 AUD CDI 1:1 128 128 04-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 26.96 AUD CDI 1:1 276 276 04-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 26.96 AUD CDI 1:1 876 876 04-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 26.96 AUD CDI 1:1 -3,973 -3,973 JHX page 112 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.96 AUD CDI 1:1 -1,027 -1,027 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.96 AUD CDI 1:1 -17,808 -17,808 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.96 AUD CDI 1:1 -1,174 -1,174 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.96 AUD CDI 1:1 -8,128 -8,128 04-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 26.96 AUD CDI 1:1 -5,953 -5,953 04-Jan-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -42,400 -42,400 04-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 41,639 41,639 04-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -238 -238 04-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -44 -44 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.24 AUD CDI 1:1 -165 -165 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.24 AUD CDI 1:1 -212 -212 05-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 27.10 AUD CDI 1:1 -1,151 -1,151 05-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 27.34 AUD CDI 1:1 16,388 16,388 05-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -758 -758 05-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 27.47 AUD CDI 1:1 1,408 1,408 05-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 27.47 AUD CDI 1:1 48 48 05-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 27.47 AUD CDI 1:1 284 284 05-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 27.47 AUD CDI 1:1 -428 -428 05-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 27.47 AUD CDI 1:1 -912 -912 05-Jan-23 BlackRock Investment Management, LLC on mkt sell 27.47 AUD CDI 1:1 -2,338 -2,338 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.47 AUD CDI 1:1 -1,668 -1,668 05-Jan-23 BlackRock Investment Management (UK) Limited on mkt buy 27.47 AUD CDI 1:1 1,461 1,461 05-Jan-23 BlackRock Investment Management (UK) Limited on mkt buy 27.47 AUD CDI 1:1 1,212 1,212 05-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 27.47 AUD CDI 1:1 -648 -648 05-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 27.47 AUD CDI 1:1 -4,036 -4,036 05-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 27.47 AUD CDI 1:1 -1,488 -1,488 05-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 27.47 AUD CDI 1:1 -1,731 -1,731 05-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 27.47 AUD CDI 1:1 -2,817 -2,817 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 27.47 AUD CDI 1:1 13,025 13,025 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 27.47 AUD CDI 1:1 15,703 15,703 05-Jan-23 BlackRock Financial Management, Inc. on mkt sell 27.47 AUD CDI 1:1 -887 -887 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.47 AUD CDI 1:1 -721 -721 05-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.47 AUD CDI 1:1 -830 -830 05-Jan-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 24,940 24,940 05-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -30,184 -30,184 05-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6,716 -6,716 05-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -377 -377 06-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.20 AUD CDI 1:1 -255 -255 06-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.20 AUD CDI 1:1 -318 -318 06-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 27.23 AUD CDI 1:1 7,572 7,572 06-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 27.26 AUD CDI 1:1 -2,622 -2,622 06-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 27.26 AUD CDI 1:1 -1,053 -1,053 06-Jan-23 BlackRock Advisors, LLC on mkt sell 27.26 AUD CDI 1:1 -4,529 -4,529 06-Jan-23 BlackRock Advisors, LLC on mkt sell 27.26 AUD CDI 1:1 -2,421 -2,421 JHX page 113 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jan-23 BlackRock International Limited on mkt sell 27.26 AUD CDI 1:1 -3,706 -3,706 06-Jan-23 BlackRock Financial Management, Inc. on mkt sell 27.26 AUD CDI 1:1 -810 -810 06-Jan-23 BlackRock Advisors, LLC on mkt sell 27.26 AUD CDI 1:1 -1,837 -1,837 06-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 27.26 AUD CDI 1:1 -5,547 -5,547 06-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 27.26 AUD CDI 1:1 -3,875 -3,875 06-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 27.26 AUD CDI 1:1 -10,263 -10,263 06-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 27.26 AUD CDI 1:1 -1,731 -1,731 06-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 27.26 AUD CDI 1:1 -6,533 -6,533 06-Jan-23 BlackRock Investment Management, LLC on mkt sell 27.26 AUD CDI 1:1 -670 -670 06-Jan-23 BlackRock Financial Management, Inc. on mkt sell 27.26 AUD CDI 1:1 -1,280 -1,280 06-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 27.33 AUD CDI 1:1 3,138 3,138 06-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 27.33 AUD CDI 1:1 -80 -80 06-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 27.33 AUD CDI 1:1 2,781 2,781 06-Jan-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1,137 1,137 06-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5,100 -5,100 06-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 26,125 26,125 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.36 AUD CDI 1:1 -292 -292 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.36 AUD CDI 1:1 -382 -382 09-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 28.34 AUD CDI 1:1 4,510 4,510 09-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.34 AUD CDI 1:1 2,100 2,100 09-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.34 AUD CDI 1:1 710 710 09-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.34 AUD CDI 1:1 282 282 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -1,914 -1,914 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -4,730 -4,730 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -1,061 -1,061 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -21,700 -21,700 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -1,419 -1,419 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -8,698 -8,698 09-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -7,223 -7,223 09-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,285 12,285 09-Jan-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -6,102 -6,102 09-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,785 8,785 09-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -27,125 -27,125 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.76 AUD CDI 1:1 -368 -368 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.76 AUD CDI 1:1 -420 -420 10-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 28.79 AUD CDI 1:1 552 552 10-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.72 AUD CDI 1:1 6,084 6,084 10-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.72 AUD CDI 1:1 195 195 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.72 AUD CDI 1:1 -1,144 -1,144 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.72 AUD CDI 1:1 -11,646 -11,646 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.72 AUD CDI 1:1 -845 -845 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.72 AUD CDI 1:1 -7,735 -7,735 10-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.72 AUD CDI 1:1 -3,100 -3,100 10-Jan-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -19,975 -19,975 10-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,448 16,448 10-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,931 -6,931 11-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.19 AUD CDI 1:1 -203 -203 JHX page 114 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.19 AUD CDI 1:1 -319 -319 11-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.20 AUD CDI 1:1 20,243 20,243 11-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.20 AUD CDI 1:1 5,880 5,880 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,558 6,558 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,650 -7,650 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,372 4,372 11-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 29.24 AUD CDI 1:1 931 931 11-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 29.24 AUD CDI 1:1 263 263 11-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 29.24 AUD CDI 1:1 266 266 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,372 4,372 11-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.18 AUD CDI 1:1 755 755 11-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.18 AUD CDI 1:1 3,042 3,042 11-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.18 AUD CDI 1:1 243 243 11-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.18 AUD CDI 1:1 505 505 11-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.18 AUD CDI 1:1 303 303 11-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.18 AUD CDI 1:1 870 870 11-Jan-23 BlackRock Investment Management (UK) Limited on mkt buy 29.18 AUD CDI 1:1 11,231 11,231 11-Jan-23 BlackRock Advisors, LLC on mkt sell 29.18 AUD CDI 1:1 -2,492 -2,492 11-Jan-23 BlackRock Investment Management (UK) Limited on mkt buy 29.18 AUD CDI 1:1 15,291 15,291 11-Jan-23 BlackRock Advisors, LLC on mkt sell 29.18 AUD CDI 1:1 -880 -880 11-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 29.18 AUD CDI 1:1 -844 -844 11-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 29.18 AUD CDI 1:1 -2,795 -2,795 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 14,040 14,040 11-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,372 4,372 11-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,100 -4,100 11-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 10,077 10,077 12-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.87 AUD CDI 1:1 -224 -224 12-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.87 AUD CDI 1:1 -297 -297 12-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 28.66 AUD CDI 1:1 -4,748 -4,748 12-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,322 6,322 12-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,926 1,926 12-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 642 642 12-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,540 6,540 12-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,360 4,360 12-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,540 6,540 12-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 28.90 AUD CDI 1:1 8,569 8,569 12-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.90 AUD CDI 1:1 568 568 12-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.90 AUD CDI 1:1 290 290 12-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 28.90 AUD CDI 1:1 1,148 1,148 12-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 28.90 AUD CDI 1:1 -285 -285 12-Jan-23 BlackRock Investment Management, LLC on mkt sell 28.90 AUD CDI 1:1 -298 -298 12-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.90 AUD CDI 1:1 -303 -303 12-Jan-23 BlackRock Investment Management (UK) Limited on mkt buy 28.90 AUD CDI 1:1 2,347 2,347 12-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 28.90 AUD CDI 1:1 -1,084 -1,084 12-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 28.90 AUD CDI 1:1 -6,238 -6,238 12-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 28.90 AUD CDI 1:1 -4,648 -4,648 12-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 28.90 AUD CDI 1:1 -561 -561 12-Jan-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 5 5 12-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -8,725 -8,725 12-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,979 6,979 12-Jan-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 6 6 JHX page 115 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3,479 3,479 12-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,610 1,610 13-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.51 AUD CDI 1:1 -145 -145 13-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.55 AUD CDI 1:1 6,219 6,219 13-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 29.54 AUD CDI 1:1 -2,074 -2,074 13-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,265 5,265 13-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,105 1,105 13-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,755 1,755 13-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,285 12,285 13-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.60 AUD CDI 1:1 486 486 13-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.60 AUD CDI 1:1 290 290 13-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.60 AUD CDI 1:1 -1,130 -1,130 13-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 29.60 AUD CDI 1:1 -1,207 -1,207 13-Jan-23 BlackRock Fund Advisors on mkt buy 29.60 AUD CDI 1:1 4,967 4,967 13-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 13-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 21,060 21,060 13-Jan-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 11,260 11,260 13-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,298 -12,298 13-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 20,000 20,000 13-Jan-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 153 153 13-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -3,479 -3,479 13-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 22,106 22,106 16-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.48 AUD CDI 1:1 -176 -176 16-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 29.49 AUD CDI 1:1 -699 -699 16-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.49 AUD CDI 1:1 4,056 4,056 16-Jan-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -11,265 -11,265 16-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 12,216 12,216 16-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,213 -17,213 16-Jan-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -159 -159 16-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 39 39 16-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -16,724 -16,724 17-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 17-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 17-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,314 1,314 17-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,510 3,510 17-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,755 1,755 17-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.02 AUD CDI 1:1 530 530 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.99 AUD CDI 1:1 8,352 8,352 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 1,044 1,044 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 846 846 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 282 282 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 1,134 1,134 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.04 AUD CDI 1:1 1,701 1,701 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 102 102 17-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.02 AUD CDI 1:1 343 343 17-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,308 -2,308 17-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 17,213 17,213 17-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -39 -39 17-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,992 -6,992 18-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.90 AUD CDI 1:1 -262 -262 18-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.91 AUD CDI 1:1 1,366 1,366 18-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.91 AUD CDI 1:1 563 563 JHX page 116 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.91 AUD CDI 1:1 5,482 5,482 18-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,516 1,516 18-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 884 884 18-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 29.89 AUD CDI 1:1 421 421 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 2,086 2,086 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 2,026 2,026 18-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.81 AUD CDI 1:1 -1,013 -1,013 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 486 486 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 126 126 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 281 281 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 281 281 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 281 281 18-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.81 AUD CDI 1:1 562 562 18-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.81 AUD CDI 1:1 -3,279 -3,279 18-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 29.81 AUD CDI 1:1 -1,093 -1,093 18-Jan-23 BlackRock International Limited on mkt sell 29.81 AUD CDI 1:1 -3,558 -3,558 18-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.81 AUD CDI 1:1 -2,683 -2,683 18-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.81 AUD CDI 1:1 -1,666 -1,666 18-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 29.81 AUD CDI 1:1 -2,347 -2,347 18-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,000 -10,000 18-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -319 -319 18-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -902 -902 18-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 661 661 18-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 32 32 19-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.60 AUD CDI 1:1 -275 -275 19-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.64 AUD CDI 1:1 165 165 19-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,096 -5,096 19-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -48 -48 19-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -684 -684 19-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -5,523 -5,523 19-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 29.70 AUD CDI 1:1 -915 -915 19-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 29.70 AUD CDI 1:1 -1,037 -1,037 19-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 29.70 AUD CDI 1:1 -1,190 -1,190 19-Jan-23 BlackRock Japan Co., Ltd. on mkt sell 29.70 AUD CDI 1:1 -1,386 -1,386 19-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 29.70 AUD CDI 1:1 -501 -501 19-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,050 -3,050 19-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 17,494 17,494 19-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -661 -661 19-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -32 -32 20-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 29.17 AUD CDI 1:1 -8,270 -8,270 20-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,968 4,968 20-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 432 432 20-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,105 1,105 20-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 13,260 13,260 20-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -31,610 -31,610 20-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 20-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.16 AUD CDI 1:1 -205 -205 20-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.24 AUD CDI 1:1 -2,229 -2,229 20-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.24 AUD CDI 1:1 -1,271 -1,271 20-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.24 AUD CDI 1:1 -1,261 -1,261 20-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.16 AUD CDI 1:1 -648 -648 20-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.16 AUD CDI 1:1 147 147 20-Jan-23 BlackRock Investment Management, LLC on mkt sell 29.16 AUD CDI 1:1 -3,234 -3,234 JHX page 117 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jan-23 BlackRock Fund Advisors on mkt buy 29.16 AUD CDI 1:1 14,904 14,904 20-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -57,519 -57,519 20-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14,469 14,469 23-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,080 1,080 23-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 76 76 23-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,950 4,950 23-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.76 AUD CDI 1:1 -198 -198 23-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.76 AUD CDI 1:1 -51 -51 23-Jan-23 BlackRock Investment Management (UK) Limited on mkt buy 29.51 AUD CDI 1:1 7,434 7,434 23-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.76 AUD CDI 1:1 1,804 1,804 23-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.76 AUD CDI 1:1 705 705 23-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 29.76 AUD CDI 1:1 480 480 23-Jan-23 BlackRock Advisors, LLC on mkt sell 29.76 AUD CDI 1:1 -1,866 -1,866 23-Jan-23 BlackRock International Limited on mkt sell 29.76 AUD CDI 1:1 -2,318 -2,318 23-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 29.76 AUD CDI 1:1 -1,024 -1,024 23-Jan-23 BlackRock Investment Management, LLC on mkt sell 29.76 AUD CDI 1:1 -1,269 -1,269 23-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,837 4,837 23-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,360 -12,360 24-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 30.64 AUD CDI 1:1 59 59 24-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.64 AUD CDI 1:1 -2,639 -2,639 24-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 30.64 AUD CDI 1:1 -1,374 -1,374 24-Jan-23 BlackRock Advisors, LLC on mkt sell 30.64 AUD CDI 1:1 -2,032 -2,032 24-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.64 AUD CDI 1:1 -6,188 -6,188 24-Jan-23 BlackRock International Limited on mkt sell 30.64 AUD CDI 1:1 -2,806 -2,806 24-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 30.64 AUD CDI 1:1 -3,636 -3,636 24-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 30.64 AUD CDI 1:1 -2,878 -2,878 24-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 30.64 AUD CDI 1:1 -5,084 -5,084 24-Jan-23 BlackRock Investment Management, LLC on mkt sell 30.64 AUD CDI 1:1 -658 -658 24-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 49,630 49,630 24-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -934 -934 24-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 11,126 11,126 24-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 55,372 55,372 25-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -68 -68 25-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 480 480 25-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.45 AUD CDI 1:1 -5,735 -5,735 25-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.44 AUD CDI 1:1 3,129 3,129 25-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.44 AUD CDI 1:1 128 128 25-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.44 AUD CDI 1:1 316 316 25-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.44 AUD CDI 1:1 -689 -689 25-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.44 AUD CDI 1:1 -782 -782 25-Jan-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 5,222 5,222 25-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,381 17,381 25-Jan-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 376 376 25-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -15,963 -15,963 25-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -56,133 -56,133 26-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 114 114 26-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 26-Jan-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -5,222 -5,222 26-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -17,409 -17,409 26-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -23,000 -23,000 JHX page 118 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jan-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -376 -376 26-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,580 1,580 26-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 4,018 4,018 27-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.64 AUD CDI 1:1 -128 -128 27-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 15,795 15,795 27-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -11,250 -11,250 27-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,420 4,420 27-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,176 -1,176 27-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.62 AUD CDI 1:1 -6,416 -6,416 27-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.62 AUD CDI 1:1 -1,835 -1,835 27-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.62 AUD CDI 1:1 -1,818 -1,818 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 2,078 2,078 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 16 16 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 20,260 20,260 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 480 480 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 395 395 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 200 200 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 336 336 27-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.55 AUD CDI 1:1 928 928 27-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 31.55 AUD CDI 1:1 -568 -568 27-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.55 AUD CDI 1:1 -2,155 -2,155 27-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.55 AUD CDI 1:1 6,704 6,704 27-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 31.55 AUD CDI 1:1 -1,218 -1,218 27-Jan-23 BlackRock Advisors, LLC on mkt sell 31.55 AUD CDI 1:1 -1,849 -1,849 27-Jan-23 BlackRock Advisors, LLC on mkt sell 31.55 AUD CDI 1:1 -2,002 -2,002 27-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 31.55 AUD CDI 1:1 -869 -869 27-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 31.55 AUD CDI 1:1 -160 -160 27-Jan-23 BlackRock International Limited on mkt sell 31.55 AUD CDI 1:1 -3,594 -3,594 27-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 31.55 AUD CDI 1:1 -6,437 -6,437 27-Jan-23 BlackRock Advisors (UK) Limited on mkt sell 31.55 AUD CDI 1:1 -3,355 -3,355 27-Jan-23 BlackRock Investment Management (UK) Limited on mkt sell 31.55 AUD CDI 1:1 -5,667 -5,667 27-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 31.55 AUD CDI 1:1 -1,574 -1,574 27-Jan-23 BlackRock Investment Management, LLC on mkt sell 31.55 AUD CDI 1:1 -707 -707 27-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 31.55 AUD CDI 1:1 -4,918 -4,918 27-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,937 6,937 27-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -34,100 -34,100 27-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,580 -1,580 27-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -5,366 -5,366 30-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,510 3,510 30-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 30-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.53 AUD CDI 1:1 -337 -337 30-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.50 AUD CDI 1:1 -4,039 -4,039 30-Jan-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.30 AUD CDI 1:1 1,512 1,512 30-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.30 AUD CDI 1:1 -4,510 -4,510 30-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.30 AUD CDI 1:1 300 300 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.30 AUD CDI 1:1 -1,156 -1,156 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.30 AUD CDI 1:1 -1,008 -1,008 JHX page 119 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.30 AUD CDI 1:1 -9,315 -9,315 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.30 AUD CDI 1:1 -1,082 -1,082 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.30 AUD CDI 1:1 -8,657 -8,657 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.30 AUD CDI 1:1 -2,759 -2,759 30-Jan-23 BlackRock Asset Management Canada Limited on mkt sell 31.30 AUD CDI 1:1 -1,792 -1,792 30-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.30 AUD CDI 1:1 2,116 2,116 30-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -16,072 -16,072 30-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,008 17,008 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.42 AUD CDI 1:1 -1,161 -1,161 31-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.42 AUD CDI 1:1 -2,478 -2,478 31-Jan-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 31-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.45 AUD CDI 1:1 3,123 3,123 31-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.45 AUD CDI 1:1 164 164 31-Jan-23 BlackRock Advisors (UK) Limited on mkt buy 31.45 AUD CDI 1:1 237 237 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -1,714 -1,714 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -10,289 -10,289 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -14,339 -14,339 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -3,166 -3,166 31-Jan-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.45 AUD CDI 1:1 -1,449 -1,449 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -15,453 -15,453 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -1,739 -1,739 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.45 AUD CDI 1:1 -8,681 -8,681 31-Jan-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.45 AUD CDI 1:1 8,681 8,681 31-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -23,970 -23,970 31-Jan-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -19,290 -19,290 31-Jan-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,332 4,332 31-Jan-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,614 2,614 01-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 32.27 AUD CDI 1:1 -5,222 -5,222 01-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,020 7,020 01-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 01-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 01-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,624 8,624 01-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,735 -3,735 01-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.68 AUD CDI 1:1 3,490 3,490 01-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.68 AUD CDI 1:1 8,730 8,730 01-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.67 AUD CDI 1:1 -1,519 -1,519 01-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.60 AUD CDI 1:1 -1,531 -1,531 01-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.71 AUD CDI 1:1 -37,718 -37,718 01-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.71 AUD CDI 1:1 -7,196 -7,196 01-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.71 AUD CDI 1:1 -7,161 -7,161 01-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.80 AUD CDI 1:1 699 699 01-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.80 AUD CDI 1:1 140 140 01-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.80 AUD CDI 1:1 560 560 01-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.80 AUD CDI 1:1 256 256 01-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 32.80 AUD CDI 1:1 8,358 8,358 JHX page 120 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 32.80 AUD CDI 1:1 8,748 8,748 01-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.80 AUD CDI 1:1 -1,226 -1,226 01-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -861 -861 01-Feb-23 BlackRock Advisors, LLC on mkt sell 32.80 AUD CDI 1:1 -9,404 -9,404 01-Feb-23 BlackRock International Limited on mkt sell 32.80 AUD CDI 1:1 -1,492 -1,492 01-Feb-23 BlackRock Advisors, LLC on mkt sell 32.80 AUD CDI 1:1 -2,048 -2,048 01-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -2,461 -2,461 01-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -1,743 -1,743 01-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -4,680 -4,680 01-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 32.80 AUD CDI 1:1 -2,335 -2,335 01-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 32.80 AUD CDI 1:1 -8,220 -8,220 01-Feb-23 BlackRock Investment Management, LLC on mkt sell 32.80 AUD CDI 1:1 -537 -537 01-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,644 6,644 01-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4,332 -4,332 01-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,614 -2,614 02-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,728 1,728 02-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -594 -594 02-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.16 AUD CDI 1:1 -2,251 -2,251 02-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 34.19 AUD CDI 1:1 -3,183 -3,183 02-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.21 AUD CDI 1:1 2,074 2,074 02-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.21 AUD CDI 1:1 64 64 02-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.21 AUD CDI 1:1 1,013 1,013 02-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 34.21 AUD CDI 1:1 -280 -280 02-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 34.21 AUD CDI 1:1 1,003 1,003 02-Feb-23 BlackRock Investment Management, LLC on mkt buy 34.21 AUD CDI 1:1 886 886 02-Feb-23 BlackRock Investment Management, LLC on mkt sell 34.21 AUD CDI 1:1 -1,245 -1,245 02-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.21 AUD CDI 1:1 -511 -511 02-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 34.21 AUD CDI 1:1 -534 -534 02-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 34.21 AUD CDI 1:1 -1,007 -1,007 02-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 34.21 AUD CDI 1:1 -1,164 -1,164 02-Feb-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 4,281 4,281 02-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,703 -1,703 03-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.56 AUD CDI 1:1 280 280 03-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.56 AUD CDI 1:1 568 568 03-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.56 AUD CDI 1:1 1,476 1,476 03-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 34.56 AUD CDI 1:1 951 951 03-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.48 AUD CDI 1:1 11,588 11,588 03-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.48 AUD CDI 1:1 3,093 3,093 03-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.56 AUD CDI 1:1 -616 -616 03-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.56 AUD CDI 1:1 -1,783 -1,783 03-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 34.56 AUD CDI 1:1 -322 -322 03-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.56 AUD CDI 1:1 -15,826 -15,826 03-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.56 AUD CDI 1:1 -1,375 -1,375 03-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.56 AUD CDI 1:1 -14,543 -14,543 03-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.56 AUD CDI 1:1 -2,386 -2,386 03-Feb-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -4,281 -4,281 03-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,893 1,893 03-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 380 380 JHX page 121 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 8 8 06-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,265 5,265 06-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,296 1,296 06-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,808 2,808 06-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,104 4,104 06-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,296 1,296 06-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,888 3,888 06-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 33.91 AUD CDI 1:1 -9,614 -9,614 06-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.84 AUD CDI 1:1 -38,789 -38,789 06-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.84 AUD CDI 1:1 -4,273 -4,273 06-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.84 AUD CDI 1:1 -4,251 -4,251 06-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.63 AUD CDI 1:1 28,864 28,864 06-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 33.63 AUD CDI 1:1 1,035 1,035 06-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 33.63 AUD CDI 1:1 3,105 3,105 06-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 33.63 AUD CDI 1:1 -48 -48 06-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 33.63 AUD CDI 1:1 198 198 06-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.63 AUD CDI 1:1 -1,617 -1,617 06-Feb-23 BlackRock Advisors, LLC on mkt sell 33.63 AUD CDI 1:1 -10,790 -10,790 06-Feb-23 BlackRock Advisors, LLC on mkt sell 33.63 AUD CDI 1:1 -1,462 -1,462 06-Feb-23 BlackRock International Limited on mkt sell 33.63 AUD CDI 1:1 -1,607 -1,607 06-Feb-23 BlackRock Advisors, LLC on mkt sell 33.63 AUD CDI 1:1 -440 -440 06-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 33.63 AUD CDI 1:1 -2,991 -2,991 06-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 33.63 AUD CDI 1:1 -2,084 -2,084 06-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 33.63 AUD CDI 1:1 -7,213 -7,213 06-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 33.63 AUD CDI 1:1 -2,283 -2,283 06-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 33.63 AUD CDI 1:1 -10,261 -10,261 06-Feb-23 BlackRock Investment Management, LLC on mkt sell 33.63 AUD CDI 1:1 -464 -464 06-Feb-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 3,916 3,916 06-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,459 -9,459 06-Feb-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 282 282 06-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -380 -380 06-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 890 890 07-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.62 AUD CDI 1:1 -3,147 -3,147 07-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 784 784 07-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 33.70 AUD CDI 1:1 271 271 07-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 33.70 AUD CDI 1:1 542 542 07-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 33.70 AUD CDI 1:1 -186 -186 07-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.70 AUD CDI 1:1 -1,965 -1,965 07-Feb-23 BlackRock Advisors, LLC on mkt sell 33.70 AUD CDI 1:1 -1,443 -1,443 07-Feb-23 BlackRock Advisors, LLC on mkt sell 33.70 AUD CDI 1:1 -618 -618 07-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.70 AUD CDI 1:1 -17,690 -17,690 07-Feb-23 BlackRock International Limited on mkt sell 33.70 AUD CDI 1:1 -2,844 -2,844 07-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 33.70 AUD CDI 1:1 -4,458 -4,458 07-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 33.70 AUD CDI 1:1 -2,624 -2,624 07-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 33.70 AUD CDI 1:1 -6,548 -6,548 07-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 33.70 AUD CDI 1:1 -2,081 -2,081 07-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 33.70 AUD CDI 1:1 -7,365 -7,365 07-Feb-23 BlackRock Investment Management, LLC on mkt sell 33.70 AUD CDI 1:1 -440 -440 07-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,161 3,161 07-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,020 7,020 07-Feb-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 25,557 25,557 07-Feb-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -3,916 -3,916 JHX page 122 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -526 -526 07-Feb-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -282 -282 07-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,563 1,563 07-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -27 -27 08-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 33.65 AUD CDI 1:1 -2,421 -2,421 08-Feb-23 BlackRock Japan Co., Ltd. on mkt buy 33.34 AUD CDI 1:1 5,449 5,449 08-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.30 AUD CDI 1:1 -3,707 -3,707 08-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,265 5,265 08-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 26,325 26,325 08-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.30 AUD CDI 1:1 -256 -256 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.24 AUD CDI 1:1 -2,591 -2,591 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -1,151 -1,151 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -3,349 -3,349 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -2,729 -2,729 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -47,263 -47,263 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -3,280 -3,280 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -23,852 -23,852 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.21 AUD CDI 1:1 -9,073 -9,073 08-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 33.18 AUD CDI 1:1 126 126 08-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 33.18 AUD CDI 1:1 11,204 11,204 08-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 33.18 AUD CDI 1:1 -3,516 -3,516 08-Feb-23 BlackRock Investment Management, LLC on mkt sell 33.18 AUD CDI 1:1 -1,348 -1,348 08-Feb-23 BlackRock Investment Management, LLC on mkt sell 33.18 AUD CDI 1:1 -4,334 -4,334 08-Feb-23 BlackRock Investment Management, LLC on mkt sell 33.18 AUD CDI 1:1 -1,833 -1,833 08-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.18 AUD CDI 1:1 -9,575 -9,575 08-Feb-23 BlackRock Investment Management, LLC on mkt sell 33.18 AUD CDI 1:1 -2,074 -2,074 08-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -44,814 -44,814 08-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -519 -519 08-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -314 -314 09-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.86 AUD CDI 1:1 -424 -424 09-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.92 AUD CDI 1:1 158 158 09-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.92 AUD CDI 1:1 -874 -874 09-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 32.92 AUD CDI 1:1 -338 -338 09-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 32.92 AUD CDI 1:1 -2,693 -2,693 09-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 32.92 AUD CDI 1:1 -3,105 -3,105 09-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 32.92 AUD CDI 1:1 6,522 6,522 09-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 32.92 AUD CDI 1:1 17,977 17,977 09-Feb-23 BlackRock Financial Management, Inc. on mkt sell 32.92 AUD CDI 1:1 -1,290 -1,290 09-Feb-23 BlackRock Investment Management, LLC on mkt sell 32.92 AUD CDI 1:1 -1,787 -1,787 09-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.92 AUD CDI 1:1 -133 -133 09-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.92 AUD CDI 1:1 -1,214 -1,214 09-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 09-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,530 10,530 09-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,315 -3,315 JHX page 123 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -51 -51 09-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 4,358 4,358 10-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 32.41 AUD CDI 1:1 -5,080 -5,080 10-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,755 1,755 10-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,285 12,285 10-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.07 AUD CDI 1:1 816 816 10-Feb-23 BlackRock Financial Management, Inc. on mkt sell 32.07 AUD CDI 1:1 -879 -879 10-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 32.07 AUD CDI 1:1 -763 -763 10-Feb-23 BlackRock International Limited on mkt sell 32.07 AUD CDI 1:1 -2,964 -2,964 10-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.07 AUD CDI 1:1 -5,793 -5,793 10-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.07 AUD CDI 1:1 -3,621 -3,621 10-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 32.07 AUD CDI 1:1 -5,930 -5,930 10-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 32.07 AUD CDI 1:1 -218 -218 10-Feb-23 BlackRock Investment Management, LLC on mkt sell 32.07 AUD CDI 1:1 -792 -792 10-Feb-23 BlackRock Financial Management, Inc. on mkt sell 32.07 AUD CDI 1:1 -854 -854 10-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,076 1,076 10-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -125 -125 10-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,342 -1,342 13-Feb-23 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 13,892 13,892 13-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.75 AUD CDI 1:1 -471 -471 13-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.75 AUD CDI 1:1 -9,117 -9,117 13-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 31.75 AUD CDI 1:1 82 82 13-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 31.75 AUD CDI 1:1 558 558 13-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -1,387 -1,387 13-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -2,748 -2,748 13-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -1,104 -1,104 13-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -13,854 -13,854 13-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -1,779 -1,779 13-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.75 AUD CDI 1:1 -11,966 -11,966 13-Feb-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 25,083 25,083 13-Feb-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 8,539 8,539 13-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 44,975 44,975 13-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 16,310 16,310 13-Feb-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 4 4 13-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 24,591 24,591 13-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9,777 9,777 14-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.46 AUD CDI 1:1 528 528 14-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 30.40 AUD CDI 1:1 105 105 14-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.40 AUD CDI 1:1 349 349 14-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.40 AUD CDI 1:1 -1,324 -1,324 14-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.40 AUD CDI 1:1 -3,309 -3,309 14-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.40 AUD CDI 1:1 -12,912 -12,912 14-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,020 7,020 14-Feb-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -8,539 -8,539 14-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -251 -251 JHX page 124 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,000 -17,000 14-Feb-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -4 -4 14-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -14,119 -14,119 14-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,434 20,434 15-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 15-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.12 AUD CDI 1:1 -1,295 -1,295 15-Feb-23 BlackRock Financial Management, Inc. on mkt sell 31.00 AUD CDI 1:1 -936 -936 15-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 31.00 AUD CDI 1:1 3,450 3,450 15-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 31.00 AUD CDI 1:1 -910 -910 15-Feb-23 BlackRock International Limited on mkt sell 31.00 AUD CDI 1:1 -4,483 -4,483 15-Feb-23 BlackRock Fund Advisors on mkt buy 31.00 AUD CDI 1:1 10,617 10,617 15-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.00 AUD CDI 1:1 -6,797 -6,797 15-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.00 AUD CDI 1:1 -4,475 -4,475 15-Feb-23 BlackRock Investment Management, LLC on mkt sell 31.00 AUD CDI 1:1 -727 -727 15-Feb-23 BlackRock Financial Management, Inc. on mkt sell 31.00 AUD CDI 1:1 -1,108 -1,108 15-Feb-23 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -16,650 -16,650 15-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,948 3,948 15-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -134 -134 15-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -358 -358 16-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.39 AUD CDI 1:1 508 508 16-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 864 864 16-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,520 -3,520 16-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.49 AUD CDI 1:1 486 486 16-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.49 AUD CDI 1:1 -506 -506 16-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 32.49 AUD CDI 1:1 -819 -819 16-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 32.49 AUD CDI 1:1 -945 -945 16-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.49 AUD CDI 1:1 3,589 3,589 16-Feb-23 BlackRock Investment Management, LLC on mkt buy 32.49 AUD CDI 1:1 3,430 3,430 16-Feb-23 BlackRock Investment Management, LLC on mkt buy 32.49 AUD CDI 1:1 2,373 2,373 16-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.49 AUD CDI 1:1 28,413 28,413 16-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.49 AUD CDI 1:1 699 699 16-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.49 AUD CDI 1:1 902 902 16-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.49 AUD CDI 1:1 -699 -699 16-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 16-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 9,504 9,504 16-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -10,899 -10,899 16-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 9,273 9,273 17-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,274 2,274 17-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.42 AUD CDI 1:1 1,070 1,070 17-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.47 AUD CDI 1:1 -19,266 -19,266 17-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 400 400 17-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.47 AUD CDI 1:1 272 272 17-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.47 AUD CDI 1:1 -1,253 -1,253 17-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.47 AUD CDI 1:1 -671 -671 17-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.47 AUD CDI 1:1 -5,322 -5,322 17-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,825 -13,825 17-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 9,800 9,800 JHX page 125 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -39 -39 17-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 5,757 5,757 20-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.43 AUD CDI 1:1 -2,032 -2,032 20-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.43 AUD CDI 1:1 -5,027 -5,027 20-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,094 7,094 20-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,093 -7,093 21-Feb-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 138,369 138,369 21-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 32.05 AUD CDI 1:1 -419 -419 21-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.40 AUD CDI 1:1 2,706 2,706 21-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 32.40 AUD CDI 1:1 282 282 21-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.40 AUD CDI 1:1 -200 -200 21-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.40 AUD CDI 1:1 -336 -336 21-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.40 AUD CDI 1:1 -126 -126 21-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.40 AUD CDI 1:1 -272 -272 21-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 32.40 AUD CDI 1:1 -280 -280 21-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.40 AUD CDI 1:1 -2,789 -2,789 21-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 21-Feb-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 37,400 37,400 21-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,871 -4,871 21-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 32,334 32,334 21-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -262 -262 21-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -40,563 -40,563 22-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.89 AUD CDI 1:1 699 699 22-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.89 AUD CDI 1:1 -16 -16 22-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 30.89 AUD CDI 1:1 678 678 22-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 30.89 AUD CDI 1:1 280 280 22-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.89 AUD CDI 1:1 -12,789 -12,789 22-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.89 AUD CDI 1:1 -1,812 -1,812 22-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.89 AUD CDI 1:1 -2,896 -2,896 22-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.89 AUD CDI 1:1 -10,154 -10,154 22-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.89 AUD CDI 1:1 -13,731 -13,731 22-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 30.89 AUD CDI 1:1 -1,577 -1,577 22-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.89 AUD CDI 1:1 -1,275 -1,275 22-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.89 AUD CDI 1:1 -12,524 -12,524 22-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.89 AUD CDI 1:1 -5,394 -5,394 22-Feb-23 BlackRock Investment Management, LLC on mkt sell 30.89 AUD CDI 1:1 -1,048 -1,048 22-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.89 AUD CDI 1:1 -1,881 -1,881 22-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 30.89 AUD CDI 1:1 24,895 24,895 22-Feb-23 BlackRock Investment Management, LLC on mkt buy 30.89 AUD CDI 1:1 219 219 22-Feb-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 24,624 24,624 22-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,116 -18,116 22-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -33,500 -33,500 22-Feb-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6 -6 22-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -800 -800 23-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.06 AUD CDI 1:1 -1,036 -1,036 23-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,130 1,130 23-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.07 AUD CDI 1:1 -3,966 -3,966 23-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.08 AUD CDI 1:1 -14,245 -14,245 23-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.91 AUD CDI 1:1 -338 -338 JHX page 126 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.91 AUD CDI 1:1 -1,970 -1,970 23-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 30.91 AUD CDI 1:1 -5,885 -5,885 23-Feb-23 BlackRock Japan Co., Ltd. on mkt sell 30.91 AUD CDI 1:1 -6,846 -6,846 23-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.91 AUD CDI 1:1 -2,593 -2,593 23-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.91 AUD CDI 1:1 -2,297 -2,297 23-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,500 -18,500 24-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,265 5,265 24-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -294 -294 24-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.45 AUD CDI 1:1 -13,152 -13,152 24-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.41 AUD CDI 1:1 699 699 24-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.41 AUD CDI 1:1 -160 -160 24-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 31.41 AUD CDI 1:1 282 282 24-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.41 AUD CDI 1:1 -1,183 -1,183 24-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.41 AUD CDI 1:1 -6,050 -6,050 24-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.41 AUD CDI 1:1 -1,571 -1,571 24-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.41 AUD CDI 1:1 -3,964 -3,964 24-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.41 AUD CDI 1:1 -6,119 -6,119 24-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.41 AUD CDI 1:1 -1,967 -1,967 24-Feb-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -25,224 -25,224 24-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -11,034 -11,034 27-Feb-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,130 1,130 27-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.65 AUD CDI 1:1 -6,588 -6,588 27-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.65 AUD CDI 1:1 -21,702 -21,702 27-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 30.75 AUD CDI 1:1 1,067 1,067 27-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.75 AUD CDI 1:1 -1,358 -1,358 27-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 30.75 AUD CDI 1:1 -1,094 -1,094 27-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.75 AUD CDI 1:1 -943 -943 27-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 30.75 AUD CDI 1:1 -8,236 -8,236 27-Feb-23 BlackRock Investment Management, LLC on mkt sell 30.75 AUD CDI 1:1 -816 -816 27-Feb-23 BlackRock Financial Management, Inc. on mkt sell 30.75 AUD CDI 1:1 -1,760 -1,760 27-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 17,000 17,000 27-Feb-23 BlackRock Capital Management, Inc. collateral transfer n/a USD ADR 1:1 12 12 27-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 4,308 4,308 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 30.84 AUD CDI 1:1 2,225 2,225 28-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.03 AUD CDI 1:1 2,255 2,255 28-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -128 -128 28-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -300 -300 28-Feb-23 BlackRock Advisors (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -300 -300 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.03 AUD CDI 1:1 -26,714 -26,714 28-Feb-23 BlackRock Financial Management, Inc. on mkt sell 31.03 AUD CDI 1:1 -869 -869 28-Feb-23 BlackRock Asset Management Canada Limited on mkt sell 31.03 AUD CDI 1:1 -725 -725 28-Feb-23 BlackRock Financial Management, Inc. on mkt sell 31.03 AUD CDI 1:1 -778 -778 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -4,780 -4,780 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 31.03 AUD CDI 1:1 1,257 1,257 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 31.03 AUD CDI 1:1 425 425 JHX page 127 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt buy 31.03 AUD CDI 1:1 1,768 1,768 28-Feb-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.03 AUD CDI 1:1 287 287 28-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.03 AUD CDI 1:1 -82 -82 28-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 31.03 AUD CDI 1:1 3,489 3,489 28-Feb-23 BlackRock Advisors (UK) Limited on mkt buy 31.03 AUD CDI 1:1 1,621 1,621 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.03 AUD CDI 1:1 1,471 1,471 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -29,898 -29,898 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.03 AUD CDI 1:1 11,027 11,027 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -14,347 -14,347 28-Feb-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.03 AUD CDI 1:1 -250 -250 28-Feb-23 BlackRock Investment Management (UK) Limited on mkt sell 31.03 AUD CDI 1:1 -89,680 -89,680 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.03 AUD CDI 1:1 -5,130 -5,130 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.03 AUD CDI 1:1 13,027 13,027 28-Feb-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.03 AUD CDI 1:1 -7,897 -7,897 28-Feb-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -14,311 -14,311 28-Feb-23 BlackRock Capital Management, Inc. collateral transfer n/a USD ADR 1:1 -12 -12 28-Feb-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -4,308 -4,308 01-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.94 AUD CDI 1:1 -2,090 -2,090 01-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.94 AUD CDI 1:1 -5,349 -5,349 01-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,096 5,096 01-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.01 AUD CDI 1:1 -699 -699 01-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.01 AUD CDI 1:1 1,395 1,395 01-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.01 AUD CDI 1:1 -7,428 -7,428 01-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.01 AUD CDI 1:1 -4,724 -4,724 01-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -36,800 -36,800 02-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.26 AUD CDI 1:1 -13,687 -13,687 02-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -784 -784 02-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,088 -5,088 02-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.33 AUD CDI 1:1 16 16 02-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.33 AUD CDI 1:1 32 32 02-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.33 AUD CDI 1:1 48 48 02-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.33 AUD CDI 1:1 316 316 02-Mar-23 BlackRock Investment Management, LLC on mkt buy 30.33 AUD CDI 1:1 182 182 02-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,500 -10,500 03-Mar-23 BlackRock Institutional Trust Company, National Association on mkt buy 30.76 AUD CDI 1:1 622 622 03-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.62 AUD CDI 1:1 -15,546 -15,546 03-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.60 AUD CDI 1:1 -437 -437 03-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.48 AUD CDI 1:1 423 423 03-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.48 AUD CDI 1:1 282 282 03-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.48 AUD CDI 1:1 564 564 03-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.48 AUD CDI 1:1 320 320 03-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.48 AUD CDI 1:1 277 277 03-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.48 AUD CDI 1:1 -1,237 -1,237 03-Mar-23 BlackRock Institutional Trust Company, National Association on mkt buy 30.48 AUD CDI 1:1 1,237 1,237 03-Mar-23 BlackRock Institutional Trust Company, National Association on mkt buy 30.48 AUD CDI 1:1 10,632 10,632 06-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -784 -784 JHX page 128 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.50 AUD CDI 1:1 -36,982 -36,982 06-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.50 AUD CDI 1:1 -2,058 -2,058 06-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.50 AUD CDI 1:1 -3,087 -3,087 06-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.50 AUD CDI 1:1 64 64 06-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.50 AUD CDI 1:1 -8,541 -8,541 06-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.50 AUD CDI 1:1 -2,820 -2,820 06-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 7,635 7,635 07-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -22,815 -22,815 07-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,510 3,510 07-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 07-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,130 1,130 07-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,065 1,065 07-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.70 AUD CDI 1:1 3,153 3,153 07-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.70 AUD CDI 1:1 -12,348 -12,348 07-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.70 AUD CDI 1:1 128 128 07-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.70 AUD CDI 1:1 279 279 07-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.70 AUD CDI 1:1 -3,053 -3,053 08-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.35 AUD CDI 1:1 -1,271 -1,271 08-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.35 AUD CDI 1:1 -9,373 -9,373 08-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.41 AUD CDI 1:1 -57,830 -57,830 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 1,034 1,034 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 289 289 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 320 320 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 400 400 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 480 480 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 282 282 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 94 94 08-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.40 AUD CDI 1:1 -4,750 -4,750 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 3,863 3,863 08-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.40 AUD CDI 1:1 1,946 1,946 08-Mar-23 BlackRock Investment Management, LLC on mkt sell 31.40 AUD CDI 1:1 -3,863 -3,863 08-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 43,500 43,500 08-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 202,205 202,205 09-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.43 AUD CDI 1:1 -25,835 -25,835 09-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.56 AUD CDI 1:1 699 699 09-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.56 AUD CDI 1:1 1,512 1,512 09-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.56 AUD CDI 1:1 64 64 09-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.56 AUD CDI 1:1 351 351 09-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.56 AUD CDI 1:1 -398 -398 09-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.56 AUD CDI 1:1 -19,162 -19,162 09-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -43,500 -43,500 09-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 55,000 55,000 10-Mar-23 BlackRock Investment Management (UK) Limited on mkt sell 31.26 AUD CDI 1:1 -1,683 -1,683 10-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,146 -1,146 10-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.25 AUD CDI 1:1 -4,176 -4,176 10-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.29 AUD CDI 1:1 98,546 98,546 10-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.20 AUD CDI 1:1 699 699 10-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.20 AUD CDI 1:1 -4,588 -4,588 10-Mar-23 BlackRock Investment Management (UK) Limited on mkt buy 31.20 AUD CDI 1:1 7,966 7,966 10-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.20 AUD CDI 1:1 -3,682 -3,682 10-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,775 8,775 10-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 43,600 43,600 JHX page 129 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Mar-23 BlackRock Advisors, LLC on mkt sell 30.61 AUD CDI 1:1 -5,123 -5,123 13-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.87 AUD CDI 1:1 -16,487 -16,487 13-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.98 AUD CDI 1:1 128 128 13-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.98 AUD CDI 1:1 285 285 13-Mar-23 BlackRock Investment Management (UK) Limited on mkt sell 30.98 AUD CDI 1:1 -1,395 -1,395 13-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.98 AUD CDI 1:1 -1,901 -1,901 13-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -234,785 -234,785 14-Mar-23 BlackRock Asset Management Canada Limited in specie n/a AUD CDI 1:1 9,579 9,579 14-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,989 1,989 14-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.80 AUD CDI 1:1 -6,087 -6,087 14-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.96 AUD CDI 1:1 699 699 14-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.96 AUD CDI 1:1 256 256 14-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 30.96 AUD CDI 1:1 -688 -688 14-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.96 AUD CDI 1:1 560 560 14-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.96 AUD CDI 1:1 -2,086 -2,086 14-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.96 AUD CDI 1:1 -22,182 -22,182 14-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.96 AUD CDI 1:1 -5,427 -5,427 14-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.96 AUD CDI 1:1 -510 -510 14-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 30.96 AUD CDI 1:1 -2,866 -2,866 14-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 30.96 AUD CDI 1:1 -270 -270 14-Mar-23 BlackRock Investment Management, LLC on mkt buy 30.96 AUD CDI 1:1 2,930 2,930 14-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 14-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -43,600 -43,600 14-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,596 1,596 14-Mar-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 10,911 10,911 15-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.73 AUD CDI 1:1 32 32 15-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 30.73 AUD CDI 1:1 -80 -80 15-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.73 AUD CDI 1:1 400 400 15-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.73 AUD CDI 1:1 1,431 1,431 15-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.73 AUD CDI 1:1 64 64 15-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.73 AUD CDI 1:1 834 834 15-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.73 AUD CDI 1:1 556 556 15-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 11,126 11,126 16-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,265 -5,265 16-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.42 AUD CDI 1:1 -2,178 -2,178 16-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.42 AUD CDI 1:1 -8,750 -8,750 16-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.53 AUD CDI 1:1 699 699 16-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.53 AUD CDI 1:1 208 208 16-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.53 AUD CDI 1:1 1,029 1,029 16-Mar-23 BlackRock Investment Management (UK) Limited on mkt sell 30.53 AUD CDI 1:1 -1,029 -1,029 16-Mar-23 BlackRock Investment Management (UK) Limited on mkt sell 30.53 AUD CDI 1:1 -635 -635 16-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,961 4,961 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,181 2,181 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,905 10,905 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,543 6,543 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 15,267 15,267 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 784 784 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,775 -8,775 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,775 -8,775 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.28 AUD CDI 1:1 -524 -524 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.28 AUD CDI 1:1 -4,009 -4,009 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.28 AUD CDI 1:1 -1,057 -1,057 JHX page 130 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.18 AUD CDI 1:1 -181 -181 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.18 AUD CDI 1:1 -179,350 -179,350 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.18 AUD CDI 1:1 -41,027 -41,027 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.18 AUD CDI 1:1 -129,638 -129,638 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.18 AUD CDI 1:1 -1,787 -1,787 17-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 30.17 AUD CDI 1:1 -2,104 -2,104 17-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.17 AUD CDI 1:1 400 400 17-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.17 AUD CDI 1:1 352 352 17-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.17 AUD CDI 1:1 352 352 17-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 30.17 AUD CDI 1:1 -681 -681 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.17 AUD CDI 1:1 -3,645 -3,645 17-Mar-23 BlackRock Institutional Trust Company, National Association on mkt buy 30.17 AUD CDI 1:1 25,742 25,742 17-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.17 AUD CDI 1:1 2,026 2,026 17-Mar-23 BlackRock Investment Management (UK) Limited on mkt buy 30.17 AUD CDI 1:1 1,036 1,036 17-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 30.17 AUD CDI 1:1 876 876 17-Mar-23 BlackRock Financial Management, Inc. on mkt buy 30.17 AUD CDI 1:1 72 72 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.17 AUD CDI 1:1 4,760 4,760 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.17 AUD CDI 1:1 -61 -61 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.17 AUD CDI 1:1 -59,784 -59,784 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.17 AUD CDI 1:1 -13,676 -13,676 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.17 AUD CDI 1:1 -43,211 -43,211 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.17 AUD CDI 1:1 -595 -595 17-Mar-23 BlackRock Asset Management Canada Limited on mkt buy 30.17 AUD CDI 1:1 374 374 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.17 AUD CDI 1:1 905 905 17-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.17 AUD CDI 1:1 1,049 1,049 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,905 10,905 17-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,724 8,724 17-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,055 15,055 20-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,915 10,915 20-Mar-23 BlackRock Institutional Trust Company, National Association on mkt buy 29.97 AUD CDI 1:1 1,426 1,426 20-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 29.93 AUD CDI 1:1 -12,575 -12,575 20-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 29.92 AUD CDI 1:1 423 423 20-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 29.92 AUD CDI 1:1 141 141 20-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 29.92 AUD CDI 1:1 4,926 4,926 20-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.92 AUD CDI 1:1 -6,171 -6,171 20-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 29.92 AUD CDI 1:1 -1,583 -1,583 20-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,926 3,926 21-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 30.42 AUD CDI 1:1 -1,412 -1,412 21-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.49 AUD CDI 1:1 3,600 3,600 21-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 30.49 AUD CDI 1:1 1,512 1,512 21-Mar-23 BlackRock Investment Management (UK) Limited on mkt buy 30.49 AUD CDI 1:1 3,600 3,600 21-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 30.49 AUD CDI 1:1 -3,600 -3,600 21-Mar-23 BlackRock Investment Management (UK) Limited on mkt buy 30.49 AUD CDI 1:1 3,591 3,591 21-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,608 -2,608 21-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 122,542 122,542 JHX page 131 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.21 AUD CDI 1:1 -2,268 -2,268 22-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.21 AUD CDI 1:1 -16,668 -16,668 22-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.06 AUD CDI 1:1 474 474 22-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.06 AUD CDI 1:1 350 350 22-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.06 AUD CDI 1:1 350 350 22-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.06 AUD CDI 1:1 278 278 22-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.06 AUD CDI 1:1 -8,825 -8,825 22-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.06 AUD CDI 1:1 -8,203 -8,203 22-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,873 7,873 23-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.01 AUD CDI 1:1 -14,918 -14,918 23-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.00 AUD CDI 1:1 437 437 23-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.00 AUD CDI 1:1 344 344 23-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.00 AUD CDI 1:1 -128 -128 23-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.00 AUD CDI 1:1 -12,768 -12,768 23-Mar-23 BlackRock Japan Co., Ltd. on mkt sell 31.00 AUD CDI 1:1 -656 -656 23-Mar-23 BlackRock Japan Co., Ltd. on mkt sell 31.00 AUD CDI 1:1 -754 -754 23-Mar-23 BlackRock Financial Management, Inc. on mkt sell 31.00 AUD CDI 1:1 -525 -525 23-Mar-23 BlackRock Investment Management, LLC on mkt buy 31.00 AUD CDI 1:1 249 249 23-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -994 -994 24-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.34 AUD CDI 1:1 -988 -988 24-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.34 AUD CDI 1:1 -6,940 -6,940 24-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.34 AUD CDI 1:1 -1,714 -1,714 24-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.50 AUD CDI 1:1 330 330 24-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.50 AUD CDI 1:1 -681 -681 24-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.50 AUD CDI 1:1 -2,681 -2,681 24-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.50 AUD CDI 1:1 -4,474 -4,474 24-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.50 AUD CDI 1:1 -2,770 -2,770 24-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 10,019 10,019 24-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,042 -10,042 27-Mar-23 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 11,825 11,825 27-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.79 AUD CDI 1:1 -12,765 -12,765 27-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 31.79 AUD CDI 1:1 -15,536 -15,536 27-Mar-23 BlackRock Japan Co., Ltd. on mkt buy 31.76 AUD CDI 1:1 30,553 30,553 27-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.74 AUD CDI 1:1 2,880 2,880 27-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.74 AUD CDI 1:1 -605 -605 27-Mar-23 BlackRock Financial Management, Inc. on mkt sell 31.74 AUD CDI 1:1 -717 -717 27-Mar-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -10,019 -10,019 27-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,351 10,351 28-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,312 -4,312 28-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,055 1,055 28-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.64 AUD CDI 1:1 1,482 1,482 28-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.64 AUD CDI 1:1 -128 -128 28-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.64 AUD CDI 1:1 -1,112 -1,112 28-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.64 AUD CDI 1:1 282 282 28-Mar-23 BlackRock Advisors, LLC on mkt buy 31.64 AUD CDI 1:1 9,765 9,765 28-Mar-23 BlackRock Financial Management, Inc. on mkt sell 31.64 AUD CDI 1:1 -763 -763 28-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -292 -292 28-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 30,761 30,761 29-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 758 758 29-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,582 1,582 29-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.22 AUD CDI 1:1 -15,733 -15,733 JHX page 132 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.22 AUD CDI 1:1 -2,377 -2,377 29-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 32.64 AUD CDI 1:1 -4,200 -4,200 29-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 32.64 AUD CDI 1:1 -172 -172 29-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 32.64 AUD CDI 1:1 240 240 29-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 32.64 AUD CDI 1:1 960 960 29-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 32.64 AUD CDI 1:1 560 560 29-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.64 AUD CDI 1:1 -7,803 -7,803 29-Mar-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.64 AUD CDI 1:1 -2,867 -2,867 29-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,300 -1,300 29-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -38,641 -38,641 29-Mar-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -827 -827 30-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,183 2,183 30-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,565 2,565 30-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,710 1,710 30-Mar-23 BlackRock Investment Management (Australia) Limited on mkt sell 32.57 AUD CDI 1:1 -5,506 -5,506 30-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.27 AUD CDI 1:1 8,013 8,013 30-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 32.10 AUD CDI 1:1 4,370 4,370 30-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 32.10 AUD CDI 1:1 -1,020 -1,020 30-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 32.10 AUD CDI 1:1 2,880 2,880 30-Mar-23 BlackRock Japan Co., Ltd. on mkt sell 32.10 AUD CDI 1:1 -1,383 -1,383 30-Mar-23 BlackRock Japan Co., Ltd. on mkt sell 32.10 AUD CDI 1:1 -1,558 -1,558 30-Mar-23 BlackRock Financial Management, Inc. on mkt sell 32.10 AUD CDI 1:1 -837 -837 30-Mar-23 BlackRock Asset Management Canada Limited on mkt buy 32.10 AUD CDI 1:1 8,075 8,075 30-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,006 -4,006 30-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -52 -52 30-Mar-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,335 -2,335 31-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,368 4,368 31-Mar-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,184 2,184 31-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.83 AUD CDI 1:1 -1,062 -1,062 31-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.83 AUD CDI 1:1 48 48 31-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.83 AUD CDI 1:1 322 322 31-Mar-23 BlackRock Advisors (UK) Limited on mkt buy 31.83 AUD CDI 1:1 2,884 2,884 31-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.83 AUD CDI 1:1 4,012 4,012 31-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.83 AUD CDI 1:1 2,869 2,869 31-Mar-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.83 AUD CDI 1:1 1,266 1,266 31-Mar-23 BlackRock Advisors (UK) Limited on mkt sell 31.83 AUD CDI 1:1 -540 -540 31-Mar-23 BlackRock Asset Management Canada Limited on mkt sell 31.83 AUD CDI 1:1 -14,722 -14,722 31-Mar-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.83 AUD CDI 1:1 19,194 19,194 31-Mar-23 BlackRock Investment Management (UK) Limited on mkt buy 31.83 AUD CDI 1:1 341 341 31-Mar-23 BlackRock Investment Management, LLC on mkt buy 31.83 AUD CDI 1:1 219 219 31-Mar-23 BlackRock Advisors, LLC on mkt buy 31.83 AUD CDI 1:1 10,657 10,657 31-Mar-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 80 80 31-Mar-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,791 -1,791 03-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 956 956 03-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.61 AUD CDI 1:1 4,500 4,500 03-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 31.61 AUD CDI 1:1 -705 -705 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 243 243 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 102 102 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 332 332 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 332 332 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 332 332 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 322 322 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 1,396 1,396 03-Apr-23 BlackRock Fund Advisors on mkt buy 31.61 AUD CDI 1:1 3,212 3,212 JHX page 133 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Apr-23 BlackRock Fund Advisors on mkt buy 31.61 AUD CDI 1:1 743 743 03-Apr-23 BlackRock Fund Advisors on mkt sell 31.61 AUD CDI 1:1 -639 -639 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 1,544 1,544 03-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.61 AUD CDI 1:1 356 356 03-Apr-23 BlackRock Investment Management, LLC on mkt buy 31.61 AUD CDI 1:1 51 51 03-Apr-23 BlackRock Investment Management, LLC on mkt buy 31.61 AUD CDI 1:1 222 222 03-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.61 AUD CDI 1:1 1,609 1,609 03-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.61 AUD CDI 1:1 6,962 6,962 03-Apr-23 BlackRock Fund Advisors on mkt buy 31.61 AUD CDI 1:1 3,117 3,117 03-Apr-23 BlackRock Fund Advisors on mkt buy 31.61 AUD CDI 1:1 719 719 03-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.61 AUD CDI 1:1 -3,161 -3,161 03-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,772 8,772 03-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,310 -1,310 03-Apr-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,551 -2,551 04-Apr-23 BlackRock Investment Management (UK) Limited on mkt sell 31.96 AUD CDI 1:1 -1,351 -1,351 04-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.17 AUD CDI 1:1 10,827 10,827 04-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.93 AUD CDI 1:1 1,066 1,066 04-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 31.93 AUD CDI 1:1 -2,132 -2,132 04-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 31.93 AUD CDI 1:1 -16 -16 04-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.93 AUD CDI 1:1 102 102 04-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.93 AUD CDI 1:1 120 120 04-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.93 AUD CDI 1:1 120 120 04-Apr-23 BlackRock Investment Management, LLC on mkt sell 31.93 AUD CDI 1:1 -724 -724 04-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.93 AUD CDI 1:1 564 564 04-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 31.93 AUD CDI 1:1 3,481 3,481 04-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 31.93 AUD CDI 1:1 -3,427 -3,427 04-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,909 -10,909 04-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 26,891 26,891 04-Apr-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,603 -2,603 05-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,526 3,526 05-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,526 3,526 05-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.08 AUD CDI 1:1 8,288 8,288 05-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.07 AUD CDI 1:1 610 610 05-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.16 AUD CDI 1:1 1,512 1,512 05-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.16 AUD CDI 1:1 272 272 05-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.16 AUD CDI 1:1 810 810 05-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.16 AUD CDI 1:1 120 120 05-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.16 AUD CDI 1:1 186 186 05-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.16 AUD CDI 1:1 1,787 1,787 05-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,276 1,276 05-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -43,700 -43,700 05-Apr-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -418 -418 06-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,583 2,583 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 9,450 9,450 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 2,250 2,250 06-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.76 AUD CDI 1:1 64 64 06-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.76 AUD CDI 1:1 144 144 06-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.76 AUD CDI 1:1 553 553 06-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 31.76 AUD CDI 1:1 120 120 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 7,337 7,337 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 208 208 JHX page 134 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 31.76 AUD CDI 1:1 2,841 2,841 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 1,549 1,549 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 2,075 2,075 06-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 31.76 AUD CDI 1:1 3,277 3,277 06-Apr-23 BlackRock Investment Management, LLC on mkt sell 31.76 AUD CDI 1:1 -3,310 -3,310 06-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 31,000 31,000 06-Apr-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -386 -386 10-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,427 -12,427 10-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,295 -2,295 10-Apr-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -3,663 -3,663 11-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.33 AUD CDI 1:1 437 437 11-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.33 AUD CDI 1:1 825 825 11-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.33 AUD CDI 1:1 3,517 3,517 11-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 32.33 AUD CDI 1:1 585 585 11-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 32.33 AUD CDI 1:1 2,775 2,775 11-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 32.33 AUD CDI 1:1 278 278 11-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 32.33 AUD CDI 1:1 1,318 1,318 11-Apr-23 BlackRock Fund Advisors on mkt buy 32.33 AUD CDI 1:1 1,112 1,112 11-Apr-23 BlackRock Fund Advisors on mkt buy 32.33 AUD CDI 1:1 5,262 5,262 11-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 32.33 AUD CDI 1:1 -1,975 -1,975 11-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -12,356 -12,356 11-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,000 -17,000 11-Apr-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 11,582 11,582 12-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,554 -3,554 12-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 32.85 AUD CDI 1:1 797 797 12-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.78 AUD CDI 1:1 2,566 2,566 12-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.78 AUD CDI 1:1 9,333 9,333 12-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 32.78 AUD CDI 1:1 20,457 20,457 12-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.69 AUD CDI 1:1 277 277 12-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.69 AUD CDI 1:1 972 972 12-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.69 AUD CDI 1:1 64 64 12-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.69 AUD CDI 1:1 558 558 12-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.69 AUD CDI 1:1 5,185 5,185 12-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 32.69 AUD CDI 1:1 8,306 8,306 12-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 32.69 AUD CDI 1:1 26,727 26,727 12-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,744 3,744 12-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,144 8,144 12-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -321 -321 12-Apr-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -11,582 -11,582 13-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.02 AUD CDI 1:1 5,167 5,167 13-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.05 AUD CDI 1:1 334 334 13-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.05 AUD CDI 1:1 334 334 13-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.05 AUD CDI 1:1 1,437 1,437 13-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.05 AUD CDI 1:1 186 186 13-Apr-23 BlackRock Financial Management, Inc. on mkt sell 33.05 AUD CDI 1:1 -537 -537 13-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.05 AUD CDI 1:1 -1,585 -1,585 13-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.05 AUD CDI 1:1 2,444 2,444 JHX page 135 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.05 AUD CDI 1:1 2,122 2,122 13-Apr-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.05 AUD CDI 1:1 5,574 5,574 13-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,885 8,885 13-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -8,144 -8,144 13-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 7,863 7,863 14-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.38 AUD CDI 1:1 818 818 14-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.38 AUD CDI 1:1 2,297 2,297 14-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.38 AUD CDI 1:1 3,870 3,870 14-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.35 AUD CDI 1:1 2,245 2,245 14-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.35 AUD CDI 1:1 -1,065 -1,065 14-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.35 AUD CDI 1:1 297 297 14-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.35 AUD CDI 1:1 -1,132 -1,132 14-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.35 AUD CDI 1:1 -2,382 -2,382 14-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.35 AUD CDI 1:1 -1,821 -1,821 14-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 33.35 AUD CDI 1:1 1,647 1,647 14-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.35 AUD CDI 1:1 -713 -713 14-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.35 AUD CDI 1:1 -933 -933 14-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,007 2,007 14-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,451 -8,451 17-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,108 7,108 17-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,508 2,508 17-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,554 3,554 17-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,140 1,140 17-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 34.01 AUD CDI 1:1 -2,130 -2,130 17-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 34.01 AUD CDI 1:1 15,796 15,796 17-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,589 1,589 18-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,554 3,554 18-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.82 AUD CDI 1:1 3,143 3,143 18-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.82 AUD CDI 1:1 858 858 18-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.82 AUD CDI 1:1 60 60 18-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.82 AUD CDI 1:1 3,307 3,307 18-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.82 AUD CDI 1:1 3,329 3,329 18-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.82 AUD CDI 1:1 710 710 18-Apr-23 BlackRock Investment Management, LLC on mkt buy 33.82 AUD CDI 1:1 181 181 18-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -87 -87 18-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -533 -533 19-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -288 -288 19-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,502 -1,502 19-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,105 1,105 19-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,989 1,989 19-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.11 AUD CDI 1:1 -1,862 -1,862 19-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.05 AUD CDI 1:1 -3,081 -3,081 19-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.05 AUD CDI 1:1 810 810 19-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.05 AUD CDI 1:1 -1,366 -1,366 19-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 33.05 AUD CDI 1:1 9,891 9,891 19-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,967 5,967 19-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,519 2,519 19-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -430 -430 20-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,382 5,382 20-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.36 AUD CDI 1:1 -2,994 -2,994 20-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.49 AUD CDI 1:1 -157 -157 20-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -3,195 -3,195 20-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -1,002 -1,002 20-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -668 -668 JHX page 136 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -1,364 -1,364 20-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.49 AUD CDI 1:1 -8,446 -8,446 20-Apr-23 BlackRock Advisors, LLC on mkt sell 33.49 AUD CDI 1:1 -4,391 -4,391 20-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.49 AUD CDI 1:1 -4,025 -4,025 20-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.49 AUD CDI 1:1 -20,434 -20,434 20-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.49 AUD CDI 1:1 -10,234 -10,234 20-Apr-23 BlackRock Fund Advisors on mkt buy 33.49 AUD CDI 1:1 10,234 10,234 20-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -192 -192 21-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,352 4,352 21-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 672 672 21-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.89 AUD CDI 1:1 1,600 1,600 21-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 34.01 AUD CDI 1:1 -7,994 -7,994 21-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.63 AUD CDI 1:1 2,694 2,694 21-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.63 AUD CDI 1:1 16 16 21-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.63 AUD CDI 1:1 48 48 21-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.63 AUD CDI 1:1 -80 -80 21-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.63 AUD CDI 1:1 390 390 21-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.63 AUD CDI 1:1 -668 -668 21-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.63 AUD CDI 1:1 -3,521 -3,521 21-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,829 -3,829 21-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,632 -1,632 24-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.20 AUD CDI 1:1 4,939 4,939 24-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.20 AUD CDI 1:1 2,245 2,245 24-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.20 AUD CDI 1:1 198 198 24-Apr-23 BlackRock Fund Advisors on mkt buy 33.20 AUD CDI 1:1 612 612 24-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,555 6,555 24-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,260 2,260 24-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 54,000 54,000 25-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,194 2,194 25-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2 -2 25-Apr-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -1,344 -1,344 26-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -758 -758 26-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -849 -849 26-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,448 7,448 26-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -76 -76 26-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,971 -10,971 26-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 32.95 AUD CDI 1:1 47 47 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.37 AUD CDI 1:1 481 481 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.37 AUD CDI 1:1 2,925 2,925 26-Apr-23 BlackRock Asset Management Canada Limited on mkt sell 33.27 AUD CDI 1:1 -8,954 -8,954 26-Apr-23 BlackRock Asset Management Canada Limited on mkt sell 33.35 AUD CDI 1:1 -14,101 -14,101 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.35 AUD CDI 1:1 -61,528 -61,528 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.35 AUD CDI 1:1 -32,603 -32,603 26-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.33 AUD CDI 1:1 -16 -16 26-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.33 AUD CDI 1:1 -1,027 -1,027 26-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.33 AUD CDI 1:1 -618 -618 26-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.33 AUD CDI 1:1 332 332 26-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.33 AUD CDI 1:1 -1,336 -1,336 26-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.33 AUD CDI 1:1 128 128 26-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.33 AUD CDI 1:1 -276 -276 26-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.33 AUD CDI 1:1 -843 -843 26-Apr-23 BlackRock Asset Management Canada Limited on mkt sell 33.33 AUD CDI 1:1 -853 -853 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.33 AUD CDI 1:1 -3,725 -3,725 JHX page 137 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.33 AUD CDI 1:1 -1,973 -1,973 26-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.33 AUD CDI 1:1 2,641 2,641 26-Apr-23 BlackRock Fund Advisors on mkt buy 33.33 AUD CDI 1:1 3,910 3,910 26-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,108 7,108 26-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,584 4,584 26-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -25,000 -25,000 27-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 33.08 AUD CDI 1:1 6,748 6,748 27-Apr-23 BlackRock Fund Advisors on mkt sell 33.31 AUD CDI 1:1 -30 -30 27-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.08 AUD CDI 1:1 1,532 1,532 27-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.08 AUD CDI 1:1 -16 -16 27-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.08 AUD CDI 1:1 -32 -32 27-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.08 AUD CDI 1:1 -1,027 -1,027 27-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.08 AUD CDI 1:1 552 552 27-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,109 -3,109 27-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 54,000 54,000 28-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,418 -6,418 28-Apr-23 BlackRock Fund Advisors on mkt buy 33.80 AUD CDI 1:1 63 63 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.42 AUD CDI 1:1 1,108 1,108 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.42 AUD CDI 1:1 3,117 3,117 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.49 AUD CDI 1:1 2,245 2,245 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.49 AUD CDI 1:1 4,490 4,490 28-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.49 AUD CDI 1:1 5,295 5,295 28-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -312 -312 28-Apr-23 BlackRock Advisors (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -3,410 -3,410 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.49 AUD CDI 1:1 2,657 2,657 28-Apr-23 BlackRock Asset Management Canada Limited on mkt sell 33.49 AUD CDI 1:1 -14,978 -14,978 28-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.49 AUD CDI 1:1 -27,419 -27,419 28-Apr-23 BlackRock Investment Management (UK) Limited on mkt buy 33.49 AUD CDI 1:1 351 351 28-Apr-23 BlackRock Advisors (UK) Limited on mkt buy 33.49 AUD CDI 1:1 924 924 28-Apr-23 BlackRock Institutional Trust Company, National Association on mkt sell 33.49 AUD CDI 1:1 -1,528 -1,528 28-Apr-23 BlackRock Investment Management (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -5,158 -5,158 28-Apr-23 BlackRock Investment Management (UK) Limited on mkt sell 33.49 AUD CDI 1:1 -3,822 -3,822 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.49 AUD CDI 1:1 -3,296 -3,296 28-Apr-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.49 AUD CDI 1:1 -623 -623 28-Apr-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,885 8,885 28-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,353 3,353 28-Apr-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 16,000 16,000 01-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,331 5,331 01-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.03 AUD CDI 1:1 5,255 5,255 01-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.09 AUD CDI 1:1 794 794 01-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,447 -3,447 01-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,200 -17,200 02-May-23 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 28,522 28,522 02-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,155 1,155 02-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,176 -1,176 02-May-23 BlackRock Investment Management (UK) Limited on mkt buy 33.88 AUD CDI 1:1 1,955 1,955 02-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.51 AUD CDI 1:1 3,592 3,592 02-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 80 80 02-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 2,622 2,622 02-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.51 AUD CDI 1:1 5,744 5,744 JHX page 138 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.51 AUD CDI 1:1 26,368 26,368 02-May-23 BlackRock Asset Management Canada Limited on mkt sell 33.51 AUD CDI 1:1 -14,293 -14,293 02-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.51 AUD CDI 1:1 16,172 16,172 02-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.51 AUD CDI 1:1 9,959 9,959 02-May-23 BlackRock Fund Advisors on mkt buy 33.51 AUD CDI 1:1 7,038 7,038 02-May-23 BlackRock Fund Advisors on mkt buy 33.51 AUD CDI 1:1 4,334 4,334 02-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,639 -3,639 02-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -51,000 -51,000 03-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,418 -6,418 03-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,360 3,360 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.16 AUD CDI 1:1 10,331 10,331 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.16 AUD CDI 1:1 2,558 2,558 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.16 AUD CDI 1:1 612 612 03-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 33.22 AUD CDI 1:1 -3,592 -3,592 03-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.22 AUD CDI 1:1 1,026 1,026 03-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.22 AUD CDI 1:1 243 243 03-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.22 AUD CDI 1:1 891 891 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 5,044 5,044 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 4,144 4,144 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 200 200 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 1,655 1,655 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 6,186 6,186 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 1,300 1,300 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 1,079 1,079 03-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.22 AUD CDI 1:1 1,297 1,297 03-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,978 -2,978 04-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 315 315 04-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.82 AUD CDI 1:1 26,733 26,733 04-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.82 AUD CDI 1:1 6,175 6,175 04-May-23 BlackRock Advisors (UK) Limited on mkt sell 33.87 AUD CDI 1:1 -85 -85 04-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.87 AUD CDI 1:1 1,458 1,458 04-May-23 BlackRock Advisors (UK) Limited on mkt sell 33.87 AUD CDI 1:1 -336 -336 04-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -17,287 -17,287 05-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.62 AUD CDI 1:1 37,435 37,435 05-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 33.64 AUD CDI 1:1 1,532 1,532 05-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.64 AUD CDI 1:1 352 352 05-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.64 AUD CDI 1:1 1,248 1,248 05-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.64 AUD CDI 1:1 1,438 1,438 05-May-23 BlackRock Advisors (UK) Limited on mkt buy 33.64 AUD CDI 1:1 1,438 1,438 05-May-23 BlackRock Fund Advisors on mkt buy 33.64 AUD CDI 1:1 4,511 4,511 05-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.64 AUD CDI 1:1 13,074 13,074 05-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -28,415 -28,415 08-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.13 AUD CDI 1:1 334 334 08-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.13 AUD CDI 1:1 2,203 2,203 08-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 34.13 AUD CDI 1:1 -2,712 -2,712 08-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.13 AUD CDI 1:1 2,712 2,712 08-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.13 AUD CDI 1:1 1,456 1,456 JHX page 139 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-May-23 BlackRock Investment Management (UK) Limited on mkt buy 34.13 AUD CDI 1:1 6,456 6,456 08-May-23 BlackRock Investment Management (UK) Limited on mkt buy 34.13 AUD CDI 1:1 683 683 08-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 34.13 AUD CDI 1:1 -4,472 -4,472 08-May-23 BlackRock Financial Management, Inc. on mkt sell 34.13 AUD CDI 1:1 -1,984 -1,984 08-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 288,046 288,046 09-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,445 1,445 09-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -785 -785 09-May-23 BlackRock Fund Advisors on mkt buy 34.10 AUD CDI 1:1 2,264 2,264 09-May-23 BlackRock Investment Management (UK) Limited on mkt buy 34.10 AUD CDI 1:1 1,670 1,670 09-May-23 BlackRock Advisors, LLC on mkt buy 34.10 AUD CDI 1:1 11,040 11,040 09-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 34.10 AUD CDI 1:1 1,134 1,134 09-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 34.10 AUD CDI 1:1 3,183 3,183 09-May-23 BlackRock Advisors, LLC on mkt buy 34.10 AUD CDI 1:1 1,443 1,443 09-May-23 BlackRock International Limited on mkt buy 34.10 AUD CDI 1:1 985 985 09-May-23 BlackRock Investment Management, LLC on mkt buy 34.10 AUD CDI 1:1 977 977 09-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.16 AUD CDI 1:1 284 284 09-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.16 AUD CDI 1:1 395 395 09-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.16 AUD CDI 1:1 632 632 09-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.16 AUD CDI 1:1 200 200 09-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.16 AUD CDI 1:1 192 192 09-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.16 AUD CDI 1:1 273 273 09-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 34.16 AUD CDI 1:1 -5,539 -5,539 09-May-23 BlackRock Financial Management, Inc. on mkt buy 34.16 AUD CDI 1:1 682 682 09-May-23 BlackRock Fund Advisors on mkt buy 34.16 AUD CDI 1:1 9,970 9,970 09-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 12,200 12,200 09-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 78,000 78,000 10-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 315 315 10-May-23 BlackRock Advisors (UK) Limited on mkt sell 34.28 AUD CDI 1:1 -832 -832 10-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.28 AUD CDI 1:1 274 274 10-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.28 AUD CDI 1:1 6,832 6,832 10-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.28 AUD CDI 1:1 2,364 2,364 10-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -11,178 -11,178 10-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -70,605 -70,605 11-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -758 -758 11-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,185 2,185 11-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.37 AUD CDI 1:1 9,617 9,617 11-May-23 BlackRock Advisors (UK) Limited on mkt sell 34.52 AUD CDI 1:1 -16 -16 11-May-23 BlackRock Advisors (UK) Limited on mkt sell 34.52 AUD CDI 1:1 -168 -168 11-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.52 AUD CDI 1:1 177 177 11-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.52 AUD CDI 1:1 546 546 11-May-23 BlackRock Asset Management Canada Limited on mkt buy 34.52 AUD CDI 1:1 246 246 11-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 88,012 88,012 12-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,727 -1,727 12-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,418 -6,418 12-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,335 4,335 12-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -758 -758 12-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,350 3,350 12-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.30 AUD CDI 1:1 2,413 2,413 12-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 34.15 AUD CDI 1:1 5,448 5,448 12-May-23 BlackRock Advisors (UK) Limited on mkt sell 34.15 AUD CDI 1:1 -1,059 -1,059 12-May-23 BlackRock Advisors (UK) Limited on mkt buy 34.15 AUD CDI 1:1 282 282 12-May-23 BlackRock Advisors (UK) Limited on mkt sell 34.15 AUD CDI 1:1 -664 -664 12-May-23 BlackRock Advisors (UK) Limited on mkt sell 34.15 AUD CDI 1:1 -953 -953 12-May-23 BlackRock Investment Management, LLC on mkt sell 34.15 AUD CDI 1:1 -2,690 -2,690 12-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,225 7,225 JHX page 140 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,022 -1,022 15-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 315 315 15-May-23 BlackRock Japan Co., Ltd. on mkt sell 33.99 AUD CDI 1:1 -8,225 -8,225 15-May-23 BlackRock Fund Advisors on mkt buy 33.99 AUD CDI 1:1 8,320 8,320 15-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 33.99 AUD CDI 1:1 2,808 2,808 15-May-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -10,864 -10,864 15-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,386 4,386 15-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 15-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -3,416 -3,416 16-May-23 BlackRock Advisors (UK) Limited on mkt buy 36.80 AUD CDI 1:1 144 144 16-May-23 BlackRock Advisors (UK) Limited on mkt sell 36.80 AUD CDI 1:1 -1,036 -1,036 16-May-23 BlackRock Advisors (UK) Limited on mkt sell 36.80 AUD CDI 1:1 -84 -84 16-May-23 BlackRock Fund Advisors on mkt buy 36.80 AUD CDI 1:1 562 562 16-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 36.80 AUD CDI 1:1 23,795 23,795 16-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,342 4,342 16-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 16-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -200,678 -200,678 16-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,410 2,410 17-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 784 784 17-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,340 -2,340 17-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.26 AUD CDI 1:1 1,787 1,787 17-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.43 AUD CDI 1:1 10,896 10,896 17-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.43 AUD CDI 1:1 18 18 17-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.43 AUD CDI 1:1 1,155 1,155 17-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,584 -8,584 17-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,410 -2,410 18-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.57 AUD CDI 1:1 317 317 18-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.51 AUD CDI 1:1 2,109 2,109 18-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.62 AUD CDI 1:1 15,436 15,436 18-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.62 AUD CDI 1:1 36 36 18-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.62 AUD CDI 1:1 158 158 18-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.62 AUD CDI 1:1 -546 -546 18-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.62 AUD CDI 1:1 1,204 1,204 18-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 13,200 13,200 19-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.69 AUD CDI 1:1 1,000 1,000 19-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.68 AUD CDI 1:1 495 495 19-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.69 AUD CDI 1:1 220 220 19-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.69 AUD CDI 1:1 215 215 19-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.81 AUD CDI 1:1 36 36 19-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.81 AUD CDI 1:1 -418 -418 19-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.81 AUD CDI 1:1 -718 -718 19-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.81 AUD CDI 1:1 -4,026 -4,026 19-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.81 AUD CDI 1:1 -1,576 -1,576 19-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -29,712 -29,712 19-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,916 3,916 22-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -864 -864 22-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,108 -7,108 22-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.71 AUD CDI 1:1 1,441 1,441 22-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.70 AUD CDI 1:1 -455 -455 22-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.78 AUD CDI 1:1 423 423 22-May-23 BlackRock Fund Advisors on mkt buy 37.78 AUD CDI 1:1 7,573 7,573 22-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.78 AUD CDI 1:1 -1,956 -1,956 JHX page 141 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -230,134 -230,134 22-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,916 -3,916 23-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.92 AUD CDI 1:1 -357 -357 23-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.69 AUD CDI 1:1 -560 -560 23-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.69 AUD CDI 1:1 102 102 23-May-23 BlackRock Investment Management, LLC on mkt buy 37.69 AUD CDI 1:1 2,142 2,142 23-May-23 BlackRock Investment Management, LLC on mkt buy 37.69 AUD CDI 1:1 484 484 23-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.69 AUD CDI 1:1 -5,105 -5,105 23-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.69 AUD CDI 1:1 -1,971 -1,971 23-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 13,335 13,335 23-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 246,175 246,175 24-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.56 AUD CDI 1:1 -616 -616 24-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.56 AUD CDI 1:1 -1,440 -1,440 24-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.56 AUD CDI 1:1 39,292 39,292 24-May-23 BlackRock Investment Management, LLC on mkt buy 37.56 AUD CDI 1:1 993 993 24-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.56 AUD CDI 1:1 -5,563 -5,563 24-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,335 -13,335 24-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -41,208 -41,208 24-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 13,335 13,335 25-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.10 AUD CDI 1:1 -9,997 -9,997 25-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.18 AUD CDI 1:1 21,792 21,792 25-May-23 BlackRock Advisors (UK) Limited on mkt sell 38.18 AUD CDI 1:1 -6,390 -6,390 25-May-23 BlackRock Advisors (UK) Limited on mkt buy 38.18 AUD CDI 1:1 656 656 25-May-23 BlackRock Advisors (UK) Limited on mkt buy 38.18 AUD CDI 1:1 516 516 25-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.18 AUD CDI 1:1 -3,803 -3,803 25-May-23 BlackRock Advisors (UK) Limited on mkt buy 38.18 AUD CDI 1:1 37,417 37,417 25-May-23 BlackRock Investment Management, LLC on mkt sell 38.18 AUD CDI 1:1 -852 -852 25-May-23 BlackRock Financial Management, Inc. on mkt sell 38.18 AUD CDI 1:1 -438 -438 25-May-23 BlackRock Investment Management, LLC on mkt buy 38.18 AUD CDI 1:1 738 738 25-May-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -46,826 -46,826 25-May-23 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 46,826 46,826 25-May-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 9,395 9,395 25-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,165 6,165 25-May-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 2,302 2,302 25-May-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 10,285 10,285 25-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 36,068 36,068 25-May-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 1,396 1,396 26-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.82 AUD CDI 1:1 1,671 1,671 26-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.76 AUD CDI 1:1 -7,091 -7,091 26-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.85 AUD CDI 1:1 1,532 1,532 26-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.85 AUD CDI 1:1 -1,365 -1,365 26-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.85 AUD CDI 1:1 954 954 26-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.85 AUD CDI 1:1 -706 -706 26-May-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1,291 -1,291 26-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -254,261 -254,261 26-May-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -263 -263 JHX page 142 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-May-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1,671 -1,671 26-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,129 3,129 26-May-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -187 -187 29-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.03 AUD CDI 1:1 18,878 18,878 29-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.95 AUD CDI 1:1 2,724 2,724 29-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.95 AUD CDI 1:1 -2,037 -2,037 29-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.95 AUD CDI 1:1 570 570 29-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.95 AUD CDI 1:1 3,570 3,570 29-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.95 AUD CDI 1:1 171 171 29-May-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -133 -133 29-May-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -32 -32 29-May-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 183 183 29-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -23,599 -23,599 29-May-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 4 4 30-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,197 2,197 30-May-23 BlackRock Advisors (UK) Limited on mkt buy 38.14 AUD CDI 1:1 282 282 30-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.14 AUD CDI 1:1 -1,104 -1,104 30-May-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 689 689 30-May-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 268,525 268,525 30-May-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 72 72 30-May-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -131 -131 30-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -631 -631 30-May-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 61 61 31-May-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,188 1,188 31-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.88 AUD CDI 1:1 1,018 1,018 31-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.88 AUD CDI 1:1 7,580 7,580 31-May-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.88 AUD CDI 1:1 11,220 11,220 31-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.88 AUD CDI 1:1 -268 -268 31-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.89 AUD CDI 1:1 -22,700 -22,700 31-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.89 AUD CDI 1:1 -3,728 -3,728 31-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.89 AUD CDI 1:1 -1,239 -1,239 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -1,055 -1,055 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -12,660 -12,660 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -234 -234 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -586 -586 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 504 504 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 554 554 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 13,268 13,268 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 928 928 31-May-23 BlackRock Japan Co., Ltd. on mkt sell 37.89 AUD CDI 1:1 -19,191 -19,191 31-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -3,320 -3,320 31-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.89 AUD CDI 1:1 34 34 31-May-23 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 23,813 23,813 JHX page 143 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-May-23 BlackRock Asset Management Canada Limited on mkt sell 37.89 AUD CDI 1:1 -17,461 -17,461 31-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -15,337 -15,337 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 168 168 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 545 545 31-May-23 BlackRock Fund Advisors on mkt sell 37.89 AUD CDI 1:1 -5,556 -5,556 31-May-23 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 1,235 1,235 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -5,984 -5,984 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 34 34 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 34 34 31-May-23 BlackRock Fund Advisors on mkt buy 37.89 AUD CDI 1:1 49,593 49,593 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 1,901 1,901 31-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -5,912 -5,912 31-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -2,304 -2,304 31-May-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -331 -331 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 4,576 4,576 31-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -546 -546 31-May-23 BlackRock Fund Advisors on mkt sell 37.89 AUD CDI 1:1 -8,410 -8,410 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 20,409 20,409 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 1,429 1,429 31-May-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.89 AUD CDI 1:1 48 48 31-May-23 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 36,626 36,626 31-May-23 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 1,902 1,902 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 54 54 31-May-23 BlackRock Fund Advisors on mkt buy 37.89 AUD CDI 1:1 76,278 76,278 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 2,925 2,925 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 7,040 7,040 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 22,513 22,513 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 1,575 1,575 31-May-23 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 40,404 40,404 31-May-23 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 2,097 2,097 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 65 65 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 59 59 31-May-23 BlackRock Fund Advisors on mkt buy 37.89 AUD CDI 1:1 84,146 84,146 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 3,226 3,226 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 7,765 7,765 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 21,816 21,816 31-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -5,051 -5,051 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 1,526 1,526 31-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -717 -717 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 278 278 31-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.89 AUD CDI 1:1 -3,304 -3,304 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -1,599 -1,599 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -7,830 -7,830 31-May-23 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -2,969 -2,969 JHX page 144 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 39 39 31-May-23 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 57 57 31-May-23 BlackRock Fund Advisors on mkt buy 37.89 AUD CDI 1:1 81,541 81,541 31-May-23 BlackRock Fund Advisors on mkt sell 37.89 AUD CDI 1:1 -36,168 -36,168 31-May-23 BlackRock Fund Advisors on mkt sell 37.89 AUD CDI 1:1 -160 -160 31-May-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.89 AUD CDI 1:1 -982 -982 31-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -29,136 -29,136 31-May-23 BlackRock Investment Management (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -11,977 -11,977 31-May-23 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 7,525 7,525 31-May-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1,231 1,231 31-May-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 604 604 31-May-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 633 633 31-May-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,821 -2,821 31-May-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 132 132 01-Jun-23 BlackRock Investment Management (UK) Limited on mkt sell 37.95 AUD CDI 1:1 -5,084 -5,084 01-Jun-23 BlackRock Investment Management (UK) Limited on mkt sell 37.81 AUD CDI 1:1 -309 -309 01-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.98 AUD CDI 1:1 7,342 7,342 01-Jun-23 BlackRock Japan Co., Ltd. on mkt sell 38.12 AUD CDI 1:1 -799 -799 01-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.94 AUD CDI 1:1 3,632 3,632 01-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 37.94 AUD CDI 1:1 234 234 01-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 37.94 AUD CDI 1:1 879 879 01-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 37.94 AUD CDI 1:1 -2,650 -2,650 01-Jun-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.94 AUD CDI 1:1 15,735 15,735 01-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,384 9,384 01-Jun-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 608 608 01-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,632 -1,632 01-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 222 222 01-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 570 570 01-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 23,024 23,024 01-Jun-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 108 108 01-Jun-23 BLACKROCK FINANCIAL MANAGEMENT, INC. in specie n/a AUD CDI 1:1 -2,340 -2,340 02-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -765 -765 02-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.25 AUD CDI 1:1 -220 -220 02-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.27 AUD CDI 1:1 9,522 9,522 02-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.25 AUD CDI 1:1 2,108 2,108 02-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.25 AUD CDI 1:1 -2,058 -2,058 02-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.25 AUD CDI 1:1 253 253 02-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.25 AUD CDI 1:1 272 272 02-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.25 AUD CDI 1:1 816 816 02-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.25 AUD CDI 1:1 -604 -604 02-Jun-23 BlackRock Asset Management Canada Limited on mkt sell 38.25 AUD CDI 1:1 -17,902 -17,902 02-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.25 AUD CDI 1:1 4,473 4,473 02-Jun-23 BlackRock Asset Management Canada Limited on mkt buy 38.25 AUD CDI 1:1 26,351 26,351 02-Jun-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -21,700 -21,700 02-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 18,507 18,507 02-Jun-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -277 -277 02-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -266,893 -266,893 JHX page 145 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -382 -382 02-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 169 169 02-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -22,006 -22,006 02-Jun-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -2 -2 05-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,060 -3,060 05-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.91 AUD CDI 1:1 15,273 15,273 05-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.82 AUD CDI 1:1 -10,442 -10,442 05-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.82 AUD CDI 1:1 2,108 2,108 05-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.82 AUD CDI 1:1 48 48 05-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.82 AUD CDI 1:1 272 272 05-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.82 AUD CDI 1:1 -9,886 -9,886 05-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 16,020 16,020 05-Jun-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -143 -143 05-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 189 189 05-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -196 -196 05-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 167 167 05-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -14,231 -14,231 05-Jun-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -28 -28 06-Jun-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 9,204 9,204 06-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,623 4,623 06-Jun-23 BlackRock Investment Management (UK) Limited on mkt sell 38.44 AUD CDI 1:1 -1,037 -1,037 06-Jun-23 BlackRock Advisors, LLC on mkt sell 38.44 AUD CDI 1:1 -11,040 -11,040 06-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.44 AUD CDI 1:1 -3,183 -3,183 06-Jun-23 BlackRock Advisors, LLC on mkt sell 38.44 AUD CDI 1:1 -1,443 -1,443 06-Jun-23 BlackRock International Limited on mkt sell 38.44 AUD CDI 1:1 -985 -985 06-Jun-23 BlackRock Investment Management, LLC on mkt sell 38.44 AUD CDI 1:1 -977 -977 06-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.43 AUD CDI 1:1 1,054 1,054 06-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.43 AUD CDI 1:1 -279 -279 06-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.43 AUD CDI 1:1 272 272 06-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1,887 -1,887 06-Jun-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -346 -346 06-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -189 -189 06-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 80 80 06-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -47 -47 06-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,582 -7,582 06-Jun-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 58 58 07-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,620 -8,620 07-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.72 AUD CDI 1:1 -2,116 -2,116 07-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.72 AUD CDI 1:1 -2,922 -2,922 07-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.70 AUD CDI 1:1 5,448 5,448 07-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.70 AUD CDI 1:1 126 126 07-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.70 AUD CDI 1:1 553 553 07-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.70 AUD CDI 1:1 180 180 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -652 -652 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -1,670 -1,670 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -170 -170 07-Jun-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.70 AUD CDI 1:1 1,339 1,339 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -775 -775 07-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.70 AUD CDI 1:1 -1,007 -1,007 JHX page 146 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.70 AUD CDI 1:1 -198 -198 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -3,301 -3,301 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -8,435 -8,435 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -862 -862 07-Jun-23 BlackRock Fund Advisors on mkt sell 38.70 AUD CDI 1:1 -3,921 -3,921 07-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -14,133 -14,133 07-Jun-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -3,107 -3,107 07-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,403 17,403 07-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -108 -108 07-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -772 -772 07-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 32,536 32,536 07-Jun-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -50 -50 08-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.07 AUD CDI 1:1 1,382 1,382 08-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.04 AUD CDI 1:1 -11,531 -11,531 08-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.91 AUD CDI 1:1 -9,080 -9,080 08-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 37.91 AUD CDI 1:1 790 790 08-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 37.91 AUD CDI 1:1 272 272 08-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 37.91 AUD CDI 1:1 1,539 1,539 08-Jun-23 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 92,692 92,692 08-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,856 2,856 08-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,148 2,148 08-Jun-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -6,627 -6,627 08-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 47,209 47,209 08-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2,278 -2,278 08-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -9,387 -9,387 08-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -37,224 -37,224 08-Jun-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -1,491 -1,491 09-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -144 -144 09-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.94 AUD CDI 1:1 -1,574 -1,574 09-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.94 AUD CDI 1:1 -3,996 -3,996 09-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.94 AUD CDI 1:1 -1,869 -1,869 09-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.94 AUD CDI 1:1 -573 -573 09-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 37.87 AUD CDI 1:1 -10,896 -10,896 09-Jun-23 BlackRock Investment Management (UK) Limited on mkt sell 37.87 AUD CDI 1:1 -1,545 -1,545 09-Jun-23 BlackRock Institutional Trust Company, National Association on mkt buy 37.87 AUD CDI 1:1 28,706 28,706 09-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 37.87 AUD CDI 1:1 -3,666 -3,666 09-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -58,174 -58,174 09-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 14 14 09-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 82 82 09-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 44,109 44,109 12-Jun-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -127,105 -127,105 12-Jun-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 13,380 13,380 12-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 44,219 44,219 12-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -35 -35 12-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -82 -82 JHX page 147 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -44,109 -44,109 13-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,576 1,576 13-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.55 AUD CDI 1:1 7,203 7,203 13-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.55 AUD CDI 1:1 -1,029 -1,029 13-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.55 AUD CDI 1:1 -254 -254 13-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.55 AUD CDI 1:1 395 395 13-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.55 AUD CDI 1:1 126 126 13-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.55 AUD CDI 1:1 -4,167 -4,167 13-Jun-23 BlackRock Investment Management (UK) Limited on mkt sell 38.55 AUD CDI 1:1 -2,491 -2,491 13-Jun-23 BlackRock Investment Management, LLC on mkt sell 38.55 AUD CDI 1:1 -3,933 -3,933 13-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -39,072 -39,072 13-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 6,420 6,420 13-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 12,212 12,212 13-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 17,940 17,940 14-Jun-23 BlackRock Fund Advisors on mkt sell 39.07 AUD CDI 1:1 -753 -753 14-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.07 AUD CDI 1:1 -703 -703 14-Jun-23 BlackRock Financial Management, Inc. on mkt sell 39.07 AUD CDI 1:1 -40,357 -40,357 14-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.08 AUD CDI 1:1 -2,770 -2,770 14-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.08 AUD CDI 1:1 -7,855 -7,855 14-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.08 AUD CDI 1:1 -8,826 -8,826 14-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.08 AUD CDI 1:1 -883 -883 14-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 395 395 14-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 198 198 14-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -291 -291 14-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 1,259 1,259 14-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.09 AUD CDI 1:1 -5,534 -5,534 14-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -4,686 -4,686 14-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -94 -94 14-Jun-23 BlackRock Investment Management (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -29,446 -29,446 14-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.09 AUD CDI 1:1 -4,895 -4,895 14-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,560 -3,560 14-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -6,420 -6,420 14-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 140 140 14-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,159 1,159 15-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.93 AUD CDI 1:1 -10,909 -10,909 15-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.93 AUD CDI 1:1 -11,023 -11,023 15-Jun-23 BlackRock Financial Management, Inc. on mkt sell 39.94 AUD CDI 1:1 -43,279 -43,279 15-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.77 AUD CDI 1:1 -166 -166 15-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.77 AUD CDI 1:1 869 869 15-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.77 AUD CDI 1:1 291 291 15-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.77 AUD CDI 1:1 881 881 15-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.77 AUD CDI 1:1 2,409 2,409 15-Jun-23 BlackRock Investment Management, LLC on mkt sell 39.77 AUD CDI 1:1 -881 -881 15-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,982 -6,982 15-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -12,347 -12,347 15-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 11,689 11,689 JHX page 148 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 40.20 AUD CDI 1:1 5,108 5,108 16-Jun-23 BlackRock Financial Management, Inc. on mkt sell 40.12 AUD CDI 1:1 -9,056 -9,056 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.18 AUD CDI 1:1 -1,941 -1,941 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.18 AUD CDI 1:1 -6,454 -6,454 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.18 AUD CDI 1:1 -13,992 -13,992 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.18 AUD CDI 1:1 -1,451 -1,451 16-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 40.01 AUD CDI 1:1 -5,140 -5,140 16-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.01 AUD CDI 1:1 632 632 16-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.01 AUD CDI 1:1 618 618 16-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 40.01 AUD CDI 1:1 2,068 2,068 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.01 AUD CDI 1:1 -2,820 -2,820 16-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 40.01 AUD CDI 1:1 6,378 6,378 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.01 AUD CDI 1:1 -6,120 -6,120 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.01 AUD CDI 1:1 -872 -872 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.01 AUD CDI 1:1 -655 -655 16-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.01 AUD CDI 1:1 -851 -851 16-Jun-23 BlackRock Financial Management, Inc. on mkt sell 40.01 AUD CDI 1:1 -181 -181 16-Jun-23 BlackRock Financial Management, Inc. on mkt sell 40.01 AUD CDI 1:1 -396 -396 16-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -400 -400 16-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 12,413 12,413 16-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,689 -12,689 19-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.11 AUD CDI 1:1 -4,097 -4,097 19-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.20 AUD CDI 1:1 4,050 4,050 19-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 40.20 AUD CDI 1:1 -3,162 -3,162 19-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 40.20 AUD CDI 1:1 -1,028 -1,028 19-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -8,181 -8,181 19-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -643 -643 19-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -18 -18 19-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -13,588 -13,588 20-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,172 -5,172 20-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.18 AUD CDI 1:1 -6,300 -6,300 20-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 426 426 20-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 639 639 20-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 252 252 20-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 178 178 20-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 267 267 20-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.18 AUD CDI 1:1 -4,436 -4,436 20-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 40.18 AUD CDI 1:1 -3,553 -3,553 20-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 40.18 AUD CDI 1:1 1,778 1,778 20-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.18 AUD CDI 1:1 -1,077 -1,077 20-Jun-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -926 -926 20-Jun-23 BlackRock Japan Co., Ltd. in specie n/a AUD CDI 1:1 2,454 2,454 20-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4 4 20-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 133,876 133,876 20-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -5,631 -5,631 JHX page 149 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,873 -1,873 21-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,146 2,146 21-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.83 AUD CDI 1:1 -3,965 -3,965 21-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.70 AUD CDI 1:1 -208 -208 21-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.70 AUD CDI 1:1 -6,324 -6,324 21-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.70 AUD CDI 1:1 5,964 5,964 21-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.70 AUD CDI 1:1 1,278 1,278 21-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.70 AUD CDI 1:1 474 474 21-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.70 AUD CDI 1:1 388 388 21-Jun-23 BlackRock Investment Management, LLC on mkt sell 39.70 AUD CDI 1:1 -2,178 -2,178 21-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.70 AUD CDI 1:1 6,988 6,988 21-Jun-23 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -2,483 -2,483 21-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1 1 21-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 22,615 22,615 21-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -133,876 -133,876 21-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6,769 -6,769 21-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,650 3,650 22-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,110 -3,110 22-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,442 1,442 22-Jun-23 BlackRock Fund Advisors on mkt sell 39.36 AUD CDI 1:1 -1,511 -1,511 22-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.36 AUD CDI 1:1 -431 -431 22-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.07 AUD CDI 1:1 72 72 22-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.07 AUD CDI 1:1 1,659 1,659 22-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.07 AUD CDI 1:1 418 418 22-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.07 AUD CDI 1:1 -688 -688 22-Jun-23 BlackRock Investment Management, LLC on mkt sell 39.07 AUD CDI 1:1 -1,269 -1,269 22-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1 -1 22-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -22,562 -22,562 22-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 28,600 28,600 22-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 6,226 6,226 22-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,288 -6,288 23-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,110 -3,110 23-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.79 AUD CDI 1:1 1,163 1,163 23-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.79 AUD CDI 1:1 506 506 23-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.73 AUD CDI 1:1 -4,208 -4,208 23-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.73 AUD CDI 1:1 54 54 23-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.73 AUD CDI 1:1 -1,028 -1,028 23-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 38.73 AUD CDI 1:1 -194 -194 23-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.73 AUD CDI 1:1 542 542 23-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.73 AUD CDI 1:1 -3,707 -3,707 23-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 38.73 AUD CDI 1:1 1,149 1,149 23-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,896 -6,896 23-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -57 -57 23-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -6,226 -6,226 23-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 57 57 26-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.84 AUD CDI 1:1 -1,000 -1,000 26-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.84 AUD CDI 1:1 -220 -220 26-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.84 AUD CDI 1:1 -215 -215 26-Jun-23 BlackRock Japan Co., Ltd. on mkt sell 38.84 AUD CDI 1:1 -2,454 -2,454 26-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.85 AUD CDI 1:1 -104 -104 26-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.85 AUD CDI 1:1 400 400 JHX page 150 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.85 AUD CDI 1:1 418 418 26-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,475 1,475 26-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 57 57 26-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 80,827 80,827 26-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 2,389 2,389 26-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7,381 7,381 26-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,364 2,364 27-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.71 AUD CDI 1:1 1,438 1,438 27-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.71 AUD CDI 1:1 711 711 27-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 38.71 AUD CDI 1:1 790 790 27-Jun-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.71 AUD CDI 1:1 6,305 6,305 27-Jun-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.71 AUD CDI 1:1 16,343 16,343 27-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.71 AUD CDI 1:1 -16,343 -16,343 27-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 1 1 27-Jun-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -57 -57 27-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2,389 -2,389 27-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6,971 -6,971 27-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,330 -2,330 28-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,330 -9,330 28-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 873 873 28-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,442 1,442 28-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,030 1,030 28-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,140 2,140 28-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.16 AUD CDI 1:1 2,590 2,590 28-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.16 AUD CDI 1:1 369 369 28-Jun-23 BlackRock Japan Co., Ltd. on mkt sell 39.12 AUD CDI 1:1 -25,732 -25,732 28-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.13 AUD CDI 1:1 -2,700 -2,700 28-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.13 AUD CDI 1:1 3,493 3,493 28-Jun-23 BlackRock Asset Management Canada Limited on mkt buy 39.13 AUD CDI 1:1 2,728 2,728 28-Jun-23 BlackRock Asset Management Canada Limited on mkt buy 39.13 AUD CDI 1:1 17,216 17,216 28-Jun-23 BlackRock Asset Management Canada Limited on mkt sell 39.13 AUD CDI 1:1 -12,264 -12,264 28-Jun-23 BlackRock Investment Management, LLC on mkt sell 39.13 AUD CDI 1:1 -2,595 -2,595 28-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.13 AUD CDI 1:1 -1,552 -1,552 28-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.13 AUD CDI 1:1 -2,456 -2,456 28-Jun-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.13 AUD CDI 1:1 -3,493 -3,493 28-Jun-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -1 -1 28-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 2,389 2,389 28-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 14 14 28-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -13 -13 29-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.37 AUD CDI 1:1 -5,280 -5,280 29-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.37 AUD CDI 1:1 -873 -873 29-Jun-23 BlackRock Fund Advisors on mkt buy 39.37 AUD CDI 1:1 2,473 2,473 29-Jun-23 BlackRock Fund Advisors on mkt buy 39.37 AUD CDI 1:1 492 492 29-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.37 AUD CDI 1:1 2,008 2,008 29-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.37 AUD CDI 1:1 399 399 29-Jun-23 BlackRock Investment Management, LLC on mkt sell 39.37 AUD CDI 1:1 -891 -891 JHX page 151 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Jun-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2,389 -2,389 29-Jun-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -424 -424 29-Jun-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -78 -78 30-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,160 1,160 30-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,139 2,139 30-Jun-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.42 AUD CDI 1:1 549 549 30-Jun-23 BlackRock Japan Co., Ltd. on mkt sell 39.52 AUD CDI 1:1 -25,732 -25,732 30-Jun-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.75 AUD CDI 1:1 900 900 30-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.75 AUD CDI 1:1 3,109 3,109 30-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.75 AUD CDI 1:1 -2,114 -2,114 30-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.75 AUD CDI 1:1 -1,287 -1,287 30-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.75 AUD CDI 1:1 -4,004 -4,004 30-Jun-23 BlackRock Advisors (UK) Limited on mkt buy 39.75 AUD CDI 1:1 1,196 1,196 30-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.75 AUD CDI 1:1 -6,669 -6,669 30-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.75 AUD CDI 1:1 3,560 3,560 30-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.75 AUD CDI 1:1 -490 -490 30-Jun-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.75 AUD CDI 1:1 -4,484 -4,484 30-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.75 AUD CDI 1:1 600 600 30-Jun-23 BlackRock Asset Management Canada Limited on mkt buy 39.75 AUD CDI 1:1 19,036 19,036 30-Jun-23 BlackRock Asset Management Canada Limited on mkt sell 39.75 AUD CDI 1:1 -18,049 -18,049 30-Jun-23 BlackRock Investment Management (UK) Limited on mkt buy 39.75 AUD CDI 1:1 467 467 30-Jun-23 BlackRock Investment Management, LLC on mkt sell 39.75 AUD CDI 1:1 -1,531 -1,531 30-Jun-23 BlackRock Advisors (UK) Limited on mkt sell 39.75 AUD CDI 1:1 -8,216 -8,216 30-Jun-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 24,136 24,136 03-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,568 1,568 03-Jul-23 BlackRock Financial Management, Inc. on mkt buy 40.01 AUD CDI 1:1 369 369 03-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.01 AUD CDI 1:1 1,451 1,451 03-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.99 AUD CDI 1:1 346 346 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 162 162 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 553 553 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 873 873 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 1,668 1,668 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 819 819 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 819 819 03-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.08 AUD CDI 1:1 178 178 03-Jul-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.08 AUD CDI 1:1 2,535 2,535 03-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.08 AUD CDI 1:1 -2,512 -2,512 03-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.08 AUD CDI 1:1 -2,535 -2,535 03-Jul-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 7,833 7,833 03-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -29,875 -29,875 04-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.40 AUD CDI 1:1 2,058 2,058 04-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.40 AUD CDI 1:1 3,087 3,087 04-Jul-23 BlackRock Investment Management, LLC on mkt buy 40.40 AUD CDI 1:1 218 218 04-Jul-23 BlackRock Investment Management, LLC on mkt buy 40.40 AUD CDI 1:1 166 166 04-Jul-23 BlackRock Advisors, LLC on mkt buy 40.40 AUD CDI 1:1 1,634 1,634 04-Jul-23 BlackRock Advisors, LLC on mkt buy 40.40 AUD CDI 1:1 2,146 2,146 04-Jul-23 BlackRock Investment Management, LLC on mkt sell 40.40 AUD CDI 1:1 -2,364 -2,364 04-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 912 912 04-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 16,900 16,900 JHX page 152 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,188 1,188 05-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.05 AUD CDI 1:1 522 522 05-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.05 AUD CDI 1:1 395 395 05-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.05 AUD CDI 1:1 834 834 05-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.05 AUD CDI 1:1 548 548 05-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.05 AUD CDI 1:1 278 278 05-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.05 AUD CDI 1:1 1,370 1,370 05-Jul-23 BlackRock Financial Management, Inc. on mkt buy 40.05 AUD CDI 1:1 2,569 2,569 05-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 8,332 8,332 06-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,928 -6,928 06-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 630 630 06-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.98 AUD CDI 1:1 -1,183 -1,183 06-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -1,045 -1,045 06-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -1,045 -1,045 06-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -2,090 -2,090 06-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 240 240 06-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 960 960 06-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -300 -300 06-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 272 272 06-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -623 -623 06-Jul-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.00 AUD CDI 1:1 2,363 2,363 06-Jul-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.00 AUD CDI 1:1 1,450 1,450 06-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 40.00 AUD CDI 1:1 1,131 1,131 06-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 40.00 AUD CDI 1:1 1,847 1,847 06-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 374 374 06-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 229 229 06-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 341 341 06-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 558 558 06-Jul-23 BlackRock Fund Advisors on mkt buy 40.00 AUD CDI 1:1 2,389 2,389 06-Jul-23 BlackRock Fund Advisors on mkt buy 40.00 AUD CDI 1:1 1,466 1,466 06-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -3,661 -3,661 06-Jul-23 BlackRock Investment Management, LLC on mkt sell 40.00 AUD CDI 1:1 -956 -956 06-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,077 10,077 06-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 23,000 23,000 07-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -13,856 -13,856 07-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 38.69 AUD CDI 1:1 36 36 07-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 38.69 AUD CDI 1:1 -1,114 -1,114 07-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 38.69 AUD CDI 1:1 126 126 07-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 38.69 AUD CDI 1:1 268 268 07-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.69 AUD CDI 1:1 323 323 07-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 38.69 AUD CDI 1:1 1,703 1,703 07-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 38.69 AUD CDI 1:1 268 268 07-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.69 AUD CDI 1:1 786 786 07-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.69 AUD CDI 1:1 -1,248 -1,248 07-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.69 AUD CDI 1:1 -1,809 -1,809 07-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.69 AUD CDI 1:1 -5,063 -5,063 07-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.69 AUD CDI 1:1 -354 -354 07-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -19,321 -19,321 07-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -47,000 -47,000 07-Jul-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -329,596 -329,596 10-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.52 AUD CDI 1:1 -3,108 -3,108 10-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 38.38 AUD CDI 1:1 -6,258 -6,258 JHX page 153 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 38.38 AUD CDI 1:1 553 553 10-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 38.38 AUD CDI 1:1 536 536 10-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 38.38 AUD CDI 1:1 619 619 10-Jul-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.38 AUD CDI 1:1 22,981 22,981 10-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.38 AUD CDI 1:1 -5,937 -5,937 10-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,139 2,139 10-Jul-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -459 -459 10-Jul-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -3,816 -3,816 10-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,670 3,670 11-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,960 1,960 11-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,140 2,140 11-Jul-23 BlackRock Investment Management (UK) Limited on mkt sell 38.80 AUD CDI 1:1 -633 -633 11-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.02 AUD CDI 1:1 -2,700 -2,700 11-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.02 AUD CDI 1:1 -2,528 -2,528 11-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.02 AUD CDI 1:1 36,306 36,306 11-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.02 AUD CDI 1:1 1,384 1,384 11-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 39.02 AUD CDI 1:1 630 630 11-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 39.02 AUD CDI 1:1 1,420 1,420 11-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.02 AUD CDI 1:1 -484 -484 11-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.02 AUD CDI 1:1 605 605 11-Jul-23 BlackRock Financial Management, Inc. on mkt buy 39.02 AUD CDI 1:1 127 127 11-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.02 AUD CDI 1:1 -5,289 -5,289 11-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,670 -3,670 11-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,600 6,600 12-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 985 985 12-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.84 AUD CDI 1:1 -3,195 -3,195 12-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.02 AUD CDI 1:1 -5,060 -5,060 12-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.02 AUD CDI 1:1 -12,553 -12,553 12-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.02 AUD CDI 1:1 -25,965 -25,965 12-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.02 AUD CDI 1:1 -716 -716 12-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.05 AUD CDI 1:1 -1,043 -1,043 12-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.05 AUD CDI 1:1 -3,129 -3,129 12-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.05 AUD CDI 1:1 -2,090 -2,090 12-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.05 AUD CDI 1:1 -2,516 -2,516 12-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.05 AUD CDI 1:1 58 58 12-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.05 AUD CDI 1:1 -568 -568 12-Jul-23 BlackRock Investment Management, LLC on mkt buy 39.05 AUD CDI 1:1 664 664 12-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -3,864 -3,864 13-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 588 588 13-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,140 2,140 13-Jul-23 BlackRock Financial Management, Inc. on mkt sell 39.92 AUD CDI 1:1 -369 -369 13-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.93 AUD CDI 1:1 -12,526 -12,526 13-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.98 AUD CDI 1:1 2,700 2,700 13-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.98 AUD CDI 1:1 2,157 2,157 13-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.98 AUD CDI 1:1 -4,084 -4,084 13-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.98 AUD CDI 1:1 116 116 13-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.98 AUD CDI 1:1 268 268 13-Jul-23 BlackRock Investment Management, LLC on mkt sell 39.98 AUD CDI 1:1 -843 -843 13-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -15,100 -15,100 14-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,182 1,182 JHX page 154 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.45 AUD CDI 1:1 196 196 14-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.45 AUD CDI 1:1 196 196 14-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.45 AUD CDI 1:1 126 126 14-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.45 AUD CDI 1:1 280 280 14-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.45 AUD CDI 1:1 -876 -876 14-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.45 AUD CDI 1:1 -5,042 -5,042 14-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.45 AUD CDI 1:1 -9,928 -9,928 14-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.45 AUD CDI 1:1 -3,981 -3,981 17-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.00 AUD CDI 1:1 -29,775 -29,775 17-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.19 AUD CDI 1:1 -1,350 -1,350 17-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.19 AUD CDI 1:1 2,042 2,042 17-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.19 AUD CDI 1:1 316 316 17-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 5,356 5,356 17-Jul-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 4,642 4,642 18-Jul-23 BlackRock Investment Management (UK) Limited on mkt sell 40.17 AUD CDI 1:1 -957 -957 18-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 39.99 AUD CDI 1:1 -2,086 -2,086 18-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.99 AUD CDI 1:1 392 392 18-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 39.99 AUD CDI 1:1 63 63 18-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 39.99 AUD CDI 1:1 6,223 6,223 18-Jul-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.99 AUD CDI 1:1 1,645 1,645 18-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -65,444 -65,444 18-Jul-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,833 -3,833 19-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -3,678 -3,678 19-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -11,371 -11,371 19-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -23,300 -23,300 19-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -1,569 -1,569 19-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.51 AUD CDI 1:1 -5,225 -5,225 19-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.51 AUD CDI 1:1 1,056 1,056 19-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.51 AUD CDI 1:1 429 429 19-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.51 AUD CDI 1:1 252 252 19-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.51 AUD CDI 1:1 536 536 19-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.51 AUD CDI 1:1 287 287 19-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.51 AUD CDI 1:1 574 574 19-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.51 AUD CDI 1:1 -5,813 -5,813 19-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.51 AUD CDI 1:1 -4,820 -4,820 19-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 40.51 AUD CDI 1:1 1,327 1,327 19-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 19-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 64,502 64,502 19-Jul-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -600 -600 20-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -751 -751 20-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -22,516 -22,516 20-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -751 -751 20-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.76 AUD CDI 1:1 -14,386 -14,386 20-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.58 AUD CDI 1:1 6,300 6,300 20-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.58 AUD CDI 1:1 286 286 20-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 40.58 AUD CDI 1:1 -2,090 -2,090 20-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.58 AUD CDI 1:1 267 267 20-Jul-23 BlackRock Investment Management, LLC on mkt sell 40.58 AUD CDI 1:1 -469 -469 20-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,560 -8,560 20-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 JHX page 155 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Jul-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -209 -209 21-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -751 -751 21-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,552 -8,552 21-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,414 -6,414 21-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -1,998 -1,998 21-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.58 AUD CDI 1:1 -982 -982 21-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -11,325 -11,325 21-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -437 -437 21-Jul-23 BlackRock Japan Co., Ltd. on mkt sell 40.36 AUD CDI 1:1 -245 -245 21-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.48 AUD CDI 1:1 268 268 21-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 40.48 AUD CDI 1:1 536 536 21-Jul-23 BlackRock Investment Management, LLC on mkt buy 40.48 AUD CDI 1:1 403 403 21-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.48 AUD CDI 1:1 -8,832 -8,832 21-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,276 -4,276 24-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,792 -12,792 24-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.35 AUD CDI 1:1 -55,837 -55,837 24-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.33 AUD CDI 1:1 291 291 24-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.33 AUD CDI 1:1 -1,793 -1,793 24-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,083 -5,083 24-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -17,056 -17,056 25-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,464 3,464 25-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.50 AUD CDI 1:1 -844 -844 25-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.45 AUD CDI 1:1 3,000 3,000 25-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.45 AUD CDI 1:1 143 143 25-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.45 AUD CDI 1:1 196 196 25-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 41.45 AUD CDI 1:1 -291 -291 25-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.45 AUD CDI 1:1 268 268 25-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.45 AUD CDI 1:1 8,301 8,301 25-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.45 AUD CDI 1:1 -2,445 -2,445 25-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.45 AUD CDI 1:1 30,098 30,098 25-Jul-23 BlackRock (Singapore) Limited on mkt buy 41.45 AUD CDI 1:1 816 816 26-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,282 -4,282 26-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,282 -4,282 26-Jul-23 BlackRock Investment Management (UK) Limited on mkt sell 41.50 AUD CDI 1:1 -1,226 -1,226 26-Jul-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.67 AUD CDI 1:1 4,500 4,500 26-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.67 AUD CDI 1:1 -2,250 -2,250 26-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.67 AUD CDI 1:1 252 252 26-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.67 AUD CDI 1:1 395 395 26-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.67 AUD CDI 1:1 196 196 26-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 41.67 AUD CDI 1:1 582 582 26-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.67 AUD CDI 1:1 -142 -142 26-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,619 3,619 26-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,215 1,215 26-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,400 -1,400 27-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 42.95 AUD CDI 1:1 1,191 1,191 27-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 42.76 AUD CDI 1:1 -6,823 -6,823 27-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 42.95 AUD CDI 1:1 286 286 27-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 42.95 AUD CDI 1:1 1,027 1,027 27-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 42.95 AUD CDI 1:1 1,027 1,027 27-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 42.95 AUD CDI 1:1 276 276 27-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 42.95 AUD CDI 1:1 -2,271 -2,271 27-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,215 -1,215 27-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -176 -176 JHX page 156 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.24 AUD CDI 1:1 429 429 28-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.24 AUD CDI 1:1 858 858 28-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.24 AUD CDI 1:1 291 291 28-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.24 AUD CDI 1:1 291 291 28-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.24 AUD CDI 1:1 268 268 28-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.24 AUD CDI 1:1 1,340 1,340 28-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.24 AUD CDI 1:1 -831 -831 28-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.24 AUD CDI 1:1 -1,406 -1,406 28-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.24 AUD CDI 1:1 -8,854 -8,854 28-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.24 AUD CDI 1:1 -379 -379 28-Jul-23 BlackRock Institutional Trust Company, National Association on mkt sell 43.24 AUD CDI 1:1 -3,319 -3,319 28-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,392 -10,392 31-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 43.48 AUD CDI 1:1 1,902 1,902 31-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,258 -6,258 31-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,482 -7,482 31-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,182 1,182 31-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,518 -1,518 31-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.48 AUD CDI 1:1 293 293 31-Jul-23 BlackRock Advisors (UK) Limited on mkt buy 43.48 AUD CDI 1:1 293 293 31-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.48 AUD CDI 1:1 -180 -180 31-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.48 AUD CDI 1:1 -445 -445 31-Jul-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.48 AUD CDI 1:1 -2,480 -2,480 31-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.48 AUD CDI 1:1 -101 -101 31-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.48 AUD CDI 1:1 -1,268 -1,268 31-Jul-23 BlackRock Asset Management Canada Limited on mkt sell 43.48 AUD CDI 1:1 -582 -582 31-Jul-23 BlackRock Asset Management Canada Limited on mkt sell 43.48 AUD CDI 1:1 -7,330 -7,330 31-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.48 AUD CDI 1:1 -5,217 -5,217 31-Jul-23 BlackRock Advisors (UK) Limited on mkt sell 43.48 AUD CDI 1:1 -415 -415 31-Jul-23 BlackRock Investment Management (UK) Limited on mkt buy 43.48 AUD CDI 1:1 893 893 31-Jul-23 BlackRock Asset Management Canada Limited on mkt buy 43.48 AUD CDI 1:1 11,168 11,168 31-Jul-23 BlackRock Fund Advisors on mkt buy 43.48 AUD CDI 1:1 518 518 31-Jul-23 BlackRock Institutional Trust Company, National Association on mkt buy 43.48 AUD CDI 1:1 1,236 1,236 31-Jul-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,554 1,554 31-Jul-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -62,926 -62,926 01-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 43.39 AUD CDI 1:1 5,148 5,148 01-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.97 AUD CDI 1:1 1,438 1,438 01-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 42.97 AUD CDI 1:1 291 291 01-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 42.97 AUD CDI 1:1 275 275 01-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.97 AUD CDI 1:1 337 337 01-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 42.97 AUD CDI 1:1 -7,371 -7,371 01-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 32,926 32,926 02-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,332 1,332 02-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 43.03 AUD CDI 1:1 990 990 02-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.54 AUD CDI 1:1 3,600 3,600 02-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.54 AUD CDI 1:1 708 708 02-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.54 AUD CDI 1:1 1,755 1,755 02-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 42.54 AUD CDI 1:1 3,019 3,019 02-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 42.54 AUD CDI 1:1 -5,230 -5,230 02-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 42.54 AUD CDI 1:1 -576 -576 02-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 42.54 AUD CDI 1:1 -5,482 -5,482 02-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 42.54 AUD CDI 1:1 553 553 02-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 42.54 AUD CDI 1:1 474 474 JHX page 157 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 42.54 AUD CDI 1:1 316 316 02-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 42.54 AUD CDI 1:1 -19,236 -19,236 02-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 42.54 AUD CDI 1:1 -125 -125 03-Aug-23 BlackRock Financial Management, Inc. on mkt buy 41.33 AUD CDI 1:1 21,491 21,491 03-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 41.34 AUD CDI 1:1 -306 -306 03-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 41.34 AUD CDI 1:1 100 100 03-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 41.34 AUD CDI 1:1 1,106 1,106 03-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 41.34 AUD CDI 1:1 2,885 2,885 03-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.34 AUD CDI 1:1 -1,503 -1,503 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 15,750 15,750 04-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 40.99 AUD CDI 1:1 -18 -18 04-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 40.99 AUD CDI 1:1 -324 -324 04-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 40.99 AUD CDI 1:1 253 253 04-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 40.99 AUD CDI 1:1 300 300 04-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 40.99 AUD CDI 1:1 -128 -128 04-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 40.99 AUD CDI 1:1 178 178 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 337 337 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 686 686 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 710 710 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 80 80 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 163 163 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.99 AUD CDI 1:1 -1,733 -1,733 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.99 AUD CDI 1:1 168 168 04-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.99 AUD CDI 1:1 -10,596 -10,596 04-Aug-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 4,721 4,721 04-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -16,955 -16,955 04-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,414 2,414 07-Aug-23 BlackRock Financial Management, Inc. on mkt buy 40.75 AUD CDI 1:1 17,431 17,431 07-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.76 AUD CDI 1:1 -1,604 -1,604 07-Aug-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -4,721 -4,721 07-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,408 -2,408 07-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,414 -2,414 08-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.62 AUD CDI 1:1 24,300 24,300 08-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.62 AUD CDI 1:1 450 450 08-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.62 AUD CDI 1:1 3,600 3,600 08-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.62 AUD CDI 1:1 274 274 08-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.62 AUD CDI 1:1 538 538 08-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.62 AUD CDI 1:1 1,016 1,016 08-Aug-23 BlackRock Advisors, LLC on mkt buy 46.62 AUD CDI 1:1 5,165 5,165 08-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.62 AUD CDI 1:1 457 457 08-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.62 AUD CDI 1:1 1,551 1,551 08-Aug-23 BlackRock Advisors, LLC on mkt buy 46.62 AUD CDI 1:1 692 692 08-Aug-23 BlackRock Asset Management Canada Limited on mkt sell 46.62 AUD CDI 1:1 -649 -649 08-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.62 AUD CDI 1:1 480 480 08-Aug-23 BlackRock International Limited on mkt buy 46.62 AUD CDI 1:1 592 592 08-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.62 AUD CDI 1:1 -11,634 -11,634 08-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.62 AUD CDI 1:1 356 356 JHX page 158 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.62 AUD CDI 1:1 -1,674 -1,674 08-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,136 7,136 09-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.57 AUD CDI 1:1 401 401 09-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.57 AUD CDI 1:1 324 324 09-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.72 AUD CDI 1:1 2,282 2,282 09-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 22,166 22,166 09-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 61,895 61,895 09-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 94,776 94,776 09-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 9,759 9,759 09-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.57 AUD CDI 1:1 538 538 09-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.57 AUD CDI 1:1 -3,578 -3,578 09-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 09-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,598 -10,598 10-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.89 AUD CDI 1:1 76,523 76,523 10-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.89 AUD CDI 1:1 69,842 69,842 10-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.90 AUD CDI 1:1 3,781 3,781 10-Aug-23 BlackRock Financial Management, Inc. on mkt buy 46.89 AUD CDI 1:1 68,353 68,353 10-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.99 AUD CDI 1:1 99 99 10-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.99 AUD CDI 1:1 270 270 10-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.99 AUD CDI 1:1 304 304 10-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,637 -1,637 10-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -302 -302 10-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 678 678 11-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.39 AUD CDI 1:1 31,157 31,157 11-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.39 AUD CDI 1:1 7,936 7,936 11-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.39 AUD CDI 1:1 7,901 7,901 11-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.43 AUD CDI 1:1 16,717 16,717 11-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.43 AUD CDI 1:1 53,157 53,157 11-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.43 AUD CDI 1:1 114,932 114,932 11-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.43 AUD CDI 1:1 5,797 5,797 11-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.47 AUD CDI 1:1 -36,970 -36,970 11-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.47 AUD CDI 1:1 62 62 11-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,798 -1,798 11-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 32,920 32,920 11-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -678 -678 14-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.27 AUD CDI 1:1 247 247 14-Aug-23 BlackRock Financial Management, Inc. on mkt buy 46.27 AUD CDI 1:1 49,782 49,782 14-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.28 AUD CDI 1:1 77,191 77,191 14-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.11 AUD CDI 1:1 -3,823 -3,823 14-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.49 AUD CDI 1:1 -291 -291 14-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.49 AUD CDI 1:1 5,464 5,464 14-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.49 AUD CDI 1:1 360 360 14-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,774 1,774 14-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -32,920 -32,920 JHX page 159 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,320 1,320 15-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.12 AUD CDI 1:1 388 388 15-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.14 AUD CDI 1:1 4,018 4,018 15-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 47.11 AUD CDI 1:1 765 765 15-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 47.11 AUD CDI 1:1 400 400 15-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 47.11 AUD CDI 1:1 720 720 15-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 47.11 AUD CDI 1:1 1,377 1,377 15-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,660 8,660 15-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -244 -244 15-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 70,757 70,757 16-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,928 6,928 16-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 588 588 16-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,482 -7,482 16-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,909 6,909 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.33 AUD CDI 1:1 184 184 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.27 AUD CDI 1:1 16,207 16,207 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.27 AUD CDI 1:1 2,391 2,391 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.34 AUD CDI 1:1 2,349 2,349 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.32 AUD CDI 1:1 66 66 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 3,600 3,600 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 1,800 1,800 16-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.08 AUD CDI 1:1 -64 -64 16-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.08 AUD CDI 1:1 100 100 16-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.08 AUD CDI 1:1 1,890 1,890 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 155 155 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 2,840 2,840 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 10,849 10,849 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.08 AUD CDI 1:1 10,064 10,064 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.08 AUD CDI 1:1 2,738 2,738 16-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.08 AUD CDI 1:1 -1,916 -1,916 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 322 322 16-Aug-23 BlackRock Investment Management (UK) Limited on mkt sell 46.08 AUD CDI 1:1 -26,834 -26,834 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 5,899 5,899 16-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 22,529 22,529 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.08 AUD CDI 1:1 4,070 4,070 16-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.08 AUD CDI 1:1 -4,070 -4,070 16-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -300 -300 16-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -18,109 -18,109 17-Aug-23 BlackRock Fund Advisors on mkt buy 46.26 AUD CDI 1:1 4,065 4,065 17-Aug-23 BlackRock Japan Co., Ltd. on mkt sell 46.26 AUD CDI 1:1 -658 -658 17-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.26 AUD CDI 1:1 2,550 2,550 17-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.53 AUD CDI 1:1 319 319 17-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.54 AUD CDI 1:1 4,086 4,086 17-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.54 AUD CDI 1:1 41 41 17-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 77,466 77,466 17-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 28,968 28,968 JHX page 160 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.58 AUD CDI 1:1 306 306 17-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.58 AUD CDI 1:1 -1,024 -1,024 17-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.58 AUD CDI 1:1 -291 -291 17-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.58 AUD CDI 1:1 2,633 2,633 17-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.58 AUD CDI 1:1 431 431 17-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.58 AUD CDI 1:1 486 486 17-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.58 AUD CDI 1:1 435 435 17-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.58 AUD CDI 1:1 603 603 17-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.58 AUD CDI 1:1 -472 -472 17-Aug-23 BlackRock Investment Management, LLC on mkt sell 46.58 AUD CDI 1:1 -645 -645 17-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -18,767 -18,767 17-Aug-23 BlackRock International Limited in specie n/a AUD CDI 1:1 -135,067 -135,067 18-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.33 AUD CDI 1:1 836 836 18-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.28 AUD CDI 1:1 12,985 12,985 18-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.28 AUD CDI 1:1 1,772 1,772 18-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.28 AUD CDI 1:1 1,772 1,772 18-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.18 AUD CDI 1:1 16,865 16,865 18-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.18 AUD CDI 1:1 55,631 55,631 18-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.18 AUD CDI 1:1 3,727 3,727 18-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,500 1,500 18-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -8,400 -8,400 21-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.88 AUD CDI 1:1 2 2 21-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.88 AUD CDI 1:1 27 27 21-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.94 AUD CDI 1:1 27,052 27,052 21-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.87 AUD CDI 1:1 33 33 21-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.87 AUD CDI 1:1 371 371 21-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 44.70 AUD CDI 1:1 -291 -291 21-Aug-23 BlackRock Investment Management, LLC on mkt buy 44.70 AUD CDI 1:1 496 496 21-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.70 AUD CDI 1:1 2,549 2,549 21-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,296 -4,296 21-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,770 3,770 21-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -28,144 -28,144 21-Aug-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 3,463 3,463 21-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 6,430 6,430 22-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.21 AUD CDI 1:1 255 255 22-Aug-23 BlackRock Investment Management (UK) Limited on mkt sell 44.81 AUD CDI 1:1 -8,356 -8,356 22-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.86 AUD CDI 1:1 -1,800 -1,800 22-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 43.86 AUD CDI 1:1 3,150 3,150 22-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.86 AUD CDI 1:1 -1,800 -1,800 22-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 43.86 AUD CDI 1:1 -3,156 -3,156 22-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 43.86 AUD CDI 1:1 342 342 22-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 43.86 AUD CDI 1:1 -1,025 -1,025 22-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 43.86 AUD CDI 1:1 -1,087 -1,087 22-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 43.86 AUD CDI 1:1 1,174 1,174 22-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 43.86 AUD CDI 1:1 1,087 1,087 JHX page 161 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,501 -6,501 22-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 25,103 25,103 22-Aug-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -3,463 -3,463 23-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -686 -686 23-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.19 AUD CDI 1:1 9,323 9,323 23-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.23 AUD CDI 1:1 455 455 23-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.19 AUD CDI 1:1 821 821 23-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.22 AUD CDI 1:1 812 812 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 3,600 3,600 23-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.14 AUD CDI 1:1 306 306 23-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.14 AUD CDI 1:1 200 200 23-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 44.14 AUD CDI 1:1 -320 -320 23-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 44.14 AUD CDI 1:1 -556 -556 23-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.14 AUD CDI 1:1 813 813 23-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.14 AUD CDI 1:1 271 271 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 754 754 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 5,106 5,106 23-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 44.14 AUD CDI 1:1 284 284 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 24,439 24,439 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 343 343 23-Aug-23 BlackRock Investment Management (UK) Limited on mkt sell 44.14 AUD CDI 1:1 -13,553 -13,553 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 2,324 2,324 23-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 44.14 AUD CDI 1:1 130 130 23-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 44.14 AUD CDI 1:1 -372 -372 23-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.14 AUD CDI 1:1 11,128 11,128 23-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,560 -12,560 23-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 21,419 21,419 23-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -25,103 -25,103 23-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,708 1,708 24-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,258 -6,258 24-Aug-23 BlackRock Fund Advisors on mkt buy 44.53 AUD CDI 1:1 1,944 1,944 24-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.53 AUD CDI 1:1 765 765 24-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.32 AUD CDI 1:1 39,333 39,333 24-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.32 AUD CDI 1:1 10,336 10,336 24-Aug-23 BlackRock Financial Management, Inc. on mkt buy 44.31 AUD CDI 1:1 6,459 6,459 24-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.32 AUD CDI 1:1 187 187 24-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 44.34 AUD CDI 1:1 -260 -260 24-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.34 AUD CDI 1:1 419 419 24-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.34 AUD CDI 1:1 542 542 24-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 44.34 AUD CDI 1:1 6,069 6,069 24-Aug-23 BlackRock Japan Co., Ltd. on mkt sell 44.34 AUD CDI 1:1 -2,604 -2,604 24-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,392 -10,392 24-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -25,118 -25,118 24-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,920 6,920 24-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,689 2,689 25-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,338 1,338 25-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.44 AUD CDI 1:1 69 69 25-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.45 AUD CDI 1:1 3,820 3,820 JHX page 162 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.44 AUD CDI 1:1 8,410 8,410 25-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.44 AUD CDI 1:1 997 997 25-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.44 AUD CDI 1:1 738 738 25-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.45 AUD CDI 1:1 13,782 13,782 25-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.45 AUD CDI 1:1 41,876 41,876 25-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 44.15 AUD CDI 1:1 -1,050 -1,050 25-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 44.15 AUD CDI 1:1 297 297 25-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 44.15 AUD CDI 1:1 -3,415 -3,415 25-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,434 2,434 25-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,920 -6,920 25-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -4,022 -4,022 28-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 44.55 AUD CDI 1:1 -5,865 -5,865 28-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.59 AUD CDI 1:1 61,110 61,110 28-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.60 AUD CDI 1:1 135 135 28-Aug-23 BlackRock Financial Management, Inc. on mkt buy 44.60 AUD CDI 1:1 5,448 5,448 28-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,434 -2,434 28-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,434 2,434 29-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 45.16 AUD CDI 1:1 395 395 29-Aug-23 BlackRock Advisors, LLC on mkt buy 45.16 AUD CDI 1:1 2,445 2,445 29-Aug-23 BlackRock Advisors, LLC on mkt buy 45.16 AUD CDI 1:1 1,102 1,102 29-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.16 AUD CDI 1:1 -1,102 -1,102 29-Aug-23 BlackRock Investment Management, LLC on mkt buy 45.16 AUD CDI 1:1 349 349 29-Aug-23 BlackRock Financial Management, Inc. on mkt buy 45.16 AUD CDI 1:1 523 523 29-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 18,111 18,111 30-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 30-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.89 AUD CDI 1:1 489 489 30-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.89 AUD CDI 1:1 4,714 4,714 30-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.89 AUD CDI 1:1 325 325 30-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.89 AUD CDI 1:1 326 326 30-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 45.78 AUD CDI 1:1 480 480 30-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 45.78 AUD CDI 1:1 1,269 1,269 30-Aug-23 BlackRock Investment Management (UK) Limited on mkt sell 45.78 AUD CDI 1:1 -9,059 -9,059 30-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 1,923 1,923 30-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.78 AUD CDI 1:1 16,256 16,256 30-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.78 AUD CDI 1:1 1,026 1,026 30-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 45.78 AUD CDI 1:1 1,919 1,919 30-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 9,261 9,261 30-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,434 -2,434 31-Aug-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 47,946 47,946 31-Aug-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 638 638 31-Aug-23 BlackRock Fund Advisors on mkt buy 46.42 AUD CDI 1:1 938 938 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.44 AUD CDI 1:1 13,913 13,913 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.44 AUD CDI 1:1 8,088 8,088 31-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.45 AUD CDI 1:1 532 532 31-Aug-23 BlackRock Financial Management, Inc. on mkt buy 46.45 AUD CDI 1:1 636 636 JHX page 163 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.53 AUD CDI 1:1 -1,050 -1,050 31-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.53 AUD CDI 1:1 144 144 31-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.53 AUD CDI 1:1 -2,060 -2,060 31-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.53 AUD CDI 1:1 1,630 1,630 31-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.53 AUD CDI 1:1 273 273 31-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.53 AUD CDI 1:1 629 629 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.53 AUD CDI 1:1 200 200 31-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.53 AUD CDI 1:1 4,713 4,713 31-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.53 AUD CDI 1:1 8,803 8,803 31-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.53 AUD CDI 1:1 540 540 31-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.53 AUD CDI 1:1 642 642 31-Aug-23 BlackRock Japan Co., Ltd. on mkt buy 46.53 AUD CDI 1:1 439 439 31-Aug-23 BlackRock Advisors, LLC on mkt buy 46.53 AUD CDI 1:1 22 22 31-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.53 AUD CDI 1:1 -940 -940 31-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.53 AUD CDI 1:1 670 670 31-Aug-23 BlackRock Asset Management Canada Limited on mkt sell 46.53 AUD CDI 1:1 -18,054 -18,054 31-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.53 AUD CDI 1:1 927 927 31-Aug-23 BlackRock Investment Management, LLC on mkt sell 46.53 AUD CDI 1:1 -472 -472 31-Aug-23 BlackRock Financial Management, Inc. on mkt buy 46.53 AUD CDI 1:1 521 521 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.53 AUD CDI 1:1 -359 -359 31-Aug-23 BlackRock Asset Management Canada Limited on mkt buy 46.53 AUD CDI 1:1 197 197 31-Aug-23 BlackRock Advisors (UK) Limited on mkt buy 46.53 AUD CDI 1:1 16,401 16,401 31-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.53 AUD CDI 1:1 -1,437 -1,437 31-Aug-23 BlackRock Fund Advisors on mkt buy 46.53 AUD CDI 1:1 312 312 31-Aug-23 BlackRock Fund Advisors on mkt sell 46.53 AUD CDI 1:1 -29,749 -29,749 31-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.53 AUD CDI 1:1 544 544 31-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -1,510 -1,510 31-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -5,859 -5,859 31-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.53 AUD CDI 1:1 8,547 8,547 31-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.53 AUD CDI 1:1 9,760 9,760 31-Aug-23 BlackRock Investment Management, LLC on mkt buy 46.53 AUD CDI 1:1 418 418 31-Aug-23 BlackRock Investment Management (UK) Limited on mkt buy 46.53 AUD CDI 1:1 410 410 31-Aug-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.53 AUD CDI 1:1 3,314 3,314 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.53 AUD CDI 1:1 -458 -458 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.53 AUD CDI 1:1 10,538 10,538 31-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.53 AUD CDI 1:1 -438 -438 31-Aug-23 BlackRock Asset Management Canada Limited on mkt sell 46.53 AUD CDI 1:1 -8,388 -8,388 31-Aug-23 BlackRock Investment Management, LLC on mkt sell 46.53 AUD CDI 1:1 -220 -220 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.53 AUD CDI 1:1 -167 -167 31-Aug-23 BlackRock Advisors (UK) Limited on mkt sell 46.53 AUD CDI 1:1 -669 -669 31-Aug-23 BlackRock Fund Advisors on mkt sell 46.53 AUD CDI 1:1 -13,819 -13,819 31-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -702 -702 31-Aug-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -2,723 -2,723 31-Aug-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.53 AUD CDI 1:1 -5,895 -5,895 31-Aug-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 39,905 39,905 31-Aug-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,220 1,220 JHX page 164 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.95 AUD CDI 1:1 6,294 6,294 01-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.95 AUD CDI 1:1 449 449 01-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.95 AUD CDI 1:1 734 734 01-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.95 AUD CDI 1:1 788 788 01-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.72 AUD CDI 1:1 632 632 01-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 46.72 AUD CDI 1:1 -1,365 -1,365 01-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.72 AUD CDI 1:1 -1,951 -1,951 01-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.72 AUD CDI 1:1 3,416 3,416 01-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.72 AUD CDI 1:1 2,614 2,614 01-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.72 AUD CDI 1:1 -6,696 -6,696 01-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.72 AUD CDI 1:1 666 666 01-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 23,437 23,437 01-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -67,277 -67,277 01-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,117 3,117 04-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.76 AUD CDI 1:1 11,848 11,848 04-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.78 AUD CDI 1:1 85 85 04-Sep-23 BlackRock Financial Management, Inc. on mkt buy 46.76 AUD CDI 1:1 7,067 7,067 04-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.72 AUD CDI 1:1 1,374 1,374 04-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.72 AUD CDI 1:1 142 142 04-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -4,337 -4,337 05-Sep-23 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 12,049 12,049 05-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,020 1,020 05-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.72 AUD CDI 1:1 -18,737 -18,737 05-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.84 AUD CDI 1:1 3,600 3,600 05-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 46.84 AUD CDI 1:1 -1,033 -1,033 05-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.84 AUD CDI 1:1 101 101 05-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.84 AUD CDI 1:1 303 303 05-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.84 AUD CDI 1:1 468 468 05-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.84 AUD CDI 1:1 88 88 05-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.84 AUD CDI 1:1 -67 -67 05-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 46.84 AUD CDI 1:1 820 820 05-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -2,368 -2,368 05-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 33,589 33,589 06-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 06-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.93 AUD CDI 1:1 -58 -58 06-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.05 AUD CDI 1:1 270 270 06-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.05 AUD CDI 1:1 234 234 06-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.05 AUD CDI 1:1 468 468 06-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.05 AUD CDI 1:1 858 858 06-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 46.05 AUD CDI 1:1 -1,467 -1,467 06-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.05 AUD CDI 1:1 -3,807 -3,807 06-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.05 AUD CDI 1:1 -6,797 -6,797 06-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.05 AUD CDI 1:1 -16,824 -16,824 06-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.05 AUD CDI 1:1 -1,094 -1,094 06-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.05 AUD CDI 1:1 -1,210 -1,210 06-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2,330 2,330 06-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -33,589 -33,589 JHX page 165 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Sep-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 38 38 07-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 993 993 07-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.58 AUD CDI 1:1 -41 -41 07-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.58 AUD CDI 1:1 -66 -66 07-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.58 AUD CDI 1:1 -35 -35 07-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.58 AUD CDI 1:1 -722 -722 07-Sep-23 BlackRock Financial Management, Inc. on mkt sell 45.58 AUD CDI 1:1 -4,712 -4,712 07-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.60 AUD CDI 1:1 -1,079 -1,079 07-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 45.62 AUD CDI 1:1 -3,120 -3,120 07-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.62 AUD CDI 1:1 546 546 07-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.62 AUD CDI 1:1 518 518 07-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.62 AUD CDI 1:1 816 816 07-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 45.62 AUD CDI 1:1 -1,903 -1,903 07-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 4,659 4,659 07-Sep-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -38 -38 07-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -6,805 -6,805 08-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.18 AUD CDI 1:1 -59 -59 08-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.17 AUD CDI 1:1 -1,919 -1,919 08-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.17 AUD CDI 1:1 -930 -930 08-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.17 AUD CDI 1:1 -835 -835 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.17 AUD CDI 1:1 4,500 4,500 08-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 46.17 AUD CDI 1:1 1,092 1,092 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -3,637 -3,637 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -311 -311 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -8,834 -8,834 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -756 -756 08-Sep-23 BlackRock Financial Management, Inc. on mkt buy 46.17 AUD CDI 1:1 818 818 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -12,404 -12,404 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -1,061 -1,061 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -967 -967 08-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.17 AUD CDI 1:1 -82 -82 08-Sep-23 BlackRock Investment Management, LLC on mkt buy 46.17 AUD CDI 1:1 984 984 08-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -260 -260 08-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 947 947 11-Sep-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 3,800 3,800 11-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,444 -6,444 11-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.85 AUD CDI 1:1 -3,239 -3,239 11-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.84 AUD CDI 1:1 -281 -281 11-Sep-23 BlackRock Financial Management, Inc. on mkt sell 45.84 AUD CDI 1:1 -8,961 -8,961 11-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.81 AUD CDI 1:1 -181 -181 11-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.82 AUD CDI 1:1 303 303 11-Sep-23 BlackRock Fund Advisors on mkt sell 45.82 AUD CDI 1:1 -2,747 -2,747 11-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -605 -605 JHX page 166 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -947 -947 12-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.53 AUD CDI 1:1 -477 -477 12-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.47 AUD CDI 1:1 -8,621 -8,621 12-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.48 AUD CDI 1:1 -5,441 -5,441 12-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.42 AUD CDI 1:1 2,700 2,700 12-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.42 AUD CDI 1:1 303 303 12-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.42 AUD CDI 1:1 553 553 12-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 45.42 AUD CDI 1:1 395 395 12-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 45.42 AUD CDI 1:1 -8,604 -8,604 12-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 899 899 12-Sep-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -30,196 -30,196 13-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 44.57 AUD CDI 1:1 -1,360 -1,360 13-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.42 AUD CDI 1:1 2,848 2,848 13-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.42 AUD CDI 1:1 932 932 13-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.42 AUD CDI 1:1 236 236 13-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,904 -6,904 13-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,837 -4,837 14-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 44.37 AUD CDI 1:1 7,909 7,909 14-Sep-23 BlackRock Financial Management, Inc. on mkt buy 44.35 AUD CDI 1:1 272 272 14-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 44.28 AUD CDI 1:1 36 36 14-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 44.28 AUD CDI 1:1 79 79 14-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 44.28 AUD CDI 1:1 163 163 14-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 44.28 AUD CDI 1:1 554 554 14-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 44.28 AUD CDI 1:1 -16 -16 14-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 44.28 AUD CDI 1:1 -1,894 -1,894 14-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 44.28 AUD CDI 1:1 350 350 14-Sep-23 BlackRock Investment Management (UK) Limited on mkt sell 44.28 AUD CDI 1:1 -273 -273 14-Sep-23 BlackRock Investment Management (UK) Limited on mkt sell 44.28 AUD CDI 1:1 -30,364 -30,364 14-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 44.28 AUD CDI 1:1 -61 -61 14-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 44.28 AUD CDI 1:1 -6,892 -6,892 14-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,648 -18,648 14-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 878 878 15-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -753 -753 15-Sep-23 BlackRock Advisors, LLC on mkt sell 44.86 AUD CDI 1:1 -7,099 -7,099 15-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 44.00 AUD CDI 1:1 355 355 15-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 43.90 AUD CDI 1:1 -2,086 -2,086 15-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 43.90 AUD CDI 1:1 711 711 15-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 43.90 AUD CDI 1:1 316 316 15-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 43.90 AUD CDI 1:1 -582 -582 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 43.90 AUD CDI 1:1 3,073 3,073 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 43.90 AUD CDI 1:1 4,004 4,004 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 43.90 AUD CDI 1:1 7,265 7,265 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 43.90 AUD CDI 1:1 898 898 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -7,580 -7,580 15-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 43.90 AUD CDI 1:1 -2,272 -2,272 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -3,485 -3,485 JHX page 167 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -276 -276 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -2,120 -2,120 15-Sep-23 BlackRock Fund Advisors on mkt sell 43.90 AUD CDI 1:1 -361 -361 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -5,564 -5,564 15-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 43.90 AUD CDI 1:1 3,928 3,928 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -2,133 -2,133 15-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 43.90 AUD CDI 1:1 -16,423 -16,423 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -741 -741 15-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 43.90 AUD CDI 1:1 -1,249 -1,249 15-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -107 -107 15-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -878 -878 18-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.83 AUD CDI 1:1 2,162 2,162 18-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.81 AUD CDI 1:1 180 180 18-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 42.81 AUD CDI 1:1 -3,132 -3,132 18-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.81 AUD CDI 1:1 474 474 18-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 42.81 AUD CDI 1:1 20 20 18-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,940 18,940 19-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 42.11 AUD CDI 1:1 -5,343 -5,343 19-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 42.04 AUD CDI 1:1 -612 -612 19-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 42.10 AUD CDI 1:1 -126 -126 19-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 42.10 AUD CDI 1:1 165 165 19-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 42.10 AUD CDI 1:1 628 628 19-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 42.10 AUD CDI 1:1 4,407 4,407 19-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 42.10 AUD CDI 1:1 16,701 16,701 19-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 42.10 AUD CDI 1:1 -4,572 -4,572 19-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,770 1,770 20-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 42.06 AUD CDI 1:1 -47 -47 20-Sep-23 BlackRock Japan Co., Ltd. on mkt sell 42.22 AUD CDI 1:1 -242 -242 20-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.09 AUD CDI 1:1 712 712 20-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.09 AUD CDI 1:1 808 808 20-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.09 AUD CDI 1:1 553 553 20-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.09 AUD CDI 1:1 553 553 20-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.09 AUD CDI 1:1 395 395 20-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 42.09 AUD CDI 1:1 548 548 20-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.09 AUD CDI 1:1 770 770 20-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.09 AUD CDI 1:1 2,950 2,950 20-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.09 AUD CDI 1:1 1,575 1,575 20-Sep-23 BlackRock Asset Management Canada Limited on mkt sell 42.09 AUD CDI 1:1 -906 -906 20-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 42.09 AUD CDI 1:1 20,367 20,367 20-Sep-23 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -1,850 -1,850 21-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,729 -8,729 21-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,970 2,970 21-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.39 AUD CDI 1:1 20,394 20,394 21-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.53 AUD CDI 1:1 712 712 21-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.53 AUD CDI 1:1 -144 -144 21-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.53 AUD CDI 1:1 318 318 21-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.53 AUD CDI 1:1 632 632 JHX page 168 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.53 AUD CDI 1:1 -6,606 -6,606 21-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,840 -18,840 22-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 400 400 22-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 300 300 22-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 158 158 22-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 632 632 22-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 98 98 22-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.25 AUD CDI 1:1 -1,539 -1,539 22-Sep-23 BlackRock Investment Management (UK) Limited on mkt sell 41.25 AUD CDI 1:1 -624 -624 22-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.25 AUD CDI 1:1 2,718 2,718 22-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.25 AUD CDI 1:1 -555 -555 22-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.25 AUD CDI 1:1 -2,566 -2,566 22-Sep-23 BlackRock Investment Management (UK) Limited on mkt sell 41.25 AUD CDI 1:1 -1,042 -1,042 22-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.25 AUD CDI 1:1 6,400 6,400 22-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.25 AUD CDI 1:1 1,936 1,936 22-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.25 AUD CDI 1:1 -1,013 -1,013 22-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.25 AUD CDI 1:1 -926 -926 22-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,930 9,930 22-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 21,812 21,812 22-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,500 6,500 25-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.55 AUD CDI 1:1 -9,896 -9,896 25-Sep-23 BlackRock Japan Co., Ltd. on mkt buy 41.71 AUD CDI 1:1 23,807 23,807 25-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.58 AUD CDI 1:1 711 711 25-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.58 AUD CDI 1:1 126 126 25-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.58 AUD CDI 1:1 5,298 5,298 25-Sep-23 BlackRock Fund Advisors on mkt buy 41.58 AUD CDI 1:1 390 390 25-Sep-23 BlackRock Investment Management, LLC on mkt buy 41.58 AUD CDI 1:1 443 443 25-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -9,342 -9,342 25-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 10,672 10,672 26-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.25 AUD CDI 1:1 -347 -347 26-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.33 AUD CDI 1:1 -105 -105 26-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.14 AUD CDI 1:1 -4,323 -4,323 26-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.08 AUD CDI 1:1 3,584 3,584 26-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.08 AUD CDI 1:1 -1,066 -1,066 26-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.08 AUD CDI 1:1 -216 -216 26-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.08 AUD CDI 1:1 -79 -79 26-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.08 AUD CDI 1:1 -293 -293 26-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.08 AUD CDI 1:1 -274 -274 26-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.08 AUD CDI 1:1 -267 -267 26-Sep-23 BlackRock Fund Advisors on mkt buy 41.08 AUD CDI 1:1 9,323 9,323 26-Sep-23 BlackRock Fund Advisors on mkt buy 41.08 AUD CDI 1:1 37,857 37,857 26-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 41.08 AUD CDI 1:1 6,784 6,784 26-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.08 AUD CDI 1:1 10,165 10,165 26-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,500 -6,500 26-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,883 3,883 27-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 27-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 27-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,155 -2,155 27-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,080 2,080 27-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,200 5,200 27-Sep-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.93 AUD CDI 1:1 573 573 27-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.91 AUD CDI 1:1 -880 -880 JHX page 169 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.91 AUD CDI 1:1 -415 -415 27-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.91 AUD CDI 1:1 -384 -384 27-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.03 AUD CDI 1:1 3,584 3,584 27-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.03 AUD CDI 1:1 306 306 27-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.03 AUD CDI 1:1 237 237 27-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 41.03 AUD CDI 1:1 274 274 27-Sep-23 BlackRock Advisors (UK) Limited on mkt sell 41.03 AUD CDI 1:1 -178 -178 27-Sep-23 BlackRock Financial Management, Inc. on mkt sell 41.03 AUD CDI 1:1 -455 -455 27-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.03 AUD CDI 1:1 -1,235 -1,235 27-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.03 AUD CDI 1:1 -5,483 -5,483 27-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 41.03 AUD CDI 1:1 394 394 27-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.03 AUD CDI 1:1 -1,515 -1,515 27-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.03 AUD CDI 1:1 -1,600 -1,600 27-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 41.03 AUD CDI 1:1 27,235 27,235 27-Sep-23 BlackRock Fund Advisors on mkt buy 41.03 AUD CDI 1:1 2,955 2,955 27-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,199 -5,199 27-Sep-23 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 1,850 1,850 27-Sep-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 6 6 27-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -14,027 -14,027 28-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,025 5,025 28-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.71 AUD CDI 1:1 -19,016 -19,016 28-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.70 AUD CDI 1:1 -448 -448 28-Sep-23 BlackRock Financial Management, Inc. on mkt sell 40.71 AUD CDI 1:1 -6,387 -6,387 28-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 40.72 AUD CDI 1:1 548 548 28-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.72 AUD CDI 1:1 -2,124 -2,124 28-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.72 AUD CDI 1:1 -4,287 -4,287 28-Sep-23 BlackRock Japan Co., Ltd. on mkt sell 40.72 AUD CDI 1:1 -439 -439 28-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.72 AUD CDI 1:1 -1,171 -1,171 28-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,840 -18,840 29-Sep-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,580 1,580 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.82 AUD CDI 1:1 -537 -537 29-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 40.79 AUD CDI 1:1 306 306 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -328 -328 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -730 -730 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -240 -240 29-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.79 AUD CDI 1:1 -2,182 -2,182 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -160 -160 29-Sep-23 BlackRock Investment Management (UK) Limited on mkt sell 40.79 AUD CDI 1:1 -265 -265 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.79 AUD CDI 1:1 755 755 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.79 AUD CDI 1:1 303 303 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.79 AUD CDI 1:1 8,886 8,886 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.79 AUD CDI 1:1 2,004 2,004 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.79 AUD CDI 1:1 4,330 4,330 JHX page 170 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.79 AUD CDI 1:1 2,379 2,379 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -2,929 -2,929 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -6,519 -6,519 29-Sep-23 BlackRock Advisors (UK) Limited on mkt buy 40.79 AUD CDI 1:1 2,832 2,832 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -2,157 -2,157 29-Sep-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.79 AUD CDI 1:1 -19,513 -19,513 29-Sep-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.79 AUD CDI 1:1 -1,440 -1,440 29-Sep-23 BlackRock Investment Management (UK) Limited on mkt buy 40.79 AUD CDI 1:1 835 835 29-Sep-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,491 6,491 29-Sep-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -6 -6 29-Sep-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -528 -528 02-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.62 AUD CDI 1:1 92 92 02-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.66 AUD CDI 1:1 -12,574 -12,574 02-Oct-23 BlackRock Financial Management, Inc. on mkt sell 40.67 AUD CDI 1:1 -10,991 -10,991 02-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.70 AUD CDI 1:1 270 270 02-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.70 AUD CDI 1:1 474 474 02-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.70 AUD CDI 1:1 534 534 02-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 40.70 AUD CDI 1:1 1,943 1,943 02-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.70 AUD CDI 1:1 460 460 02-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.70 AUD CDI 1:1 2,046 2,046 02-Oct-23 BlackRock Investment Management, LLC on mkt buy 40.70 AUD CDI 1:1 481 481 02-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.70 AUD CDI 1:1 7,528 7,528 02-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.70 AUD CDI 1:1 1,459 1,459 02-Oct-23 BlackRock Fund Advisors on mkt buy 40.70 AUD CDI 1:1 7,438 7,438 02-Oct-23 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 -8,942 -8,942 02-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,491 -6,491 03-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.94 AUD CDI 1:1 -4,605 -4,605 03-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.83 AUD CDI 1:1 4,520 4,520 03-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.83 AUD CDI 1:1 300 300 03-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 39.83 AUD CDI 1:1 -295 -295 03-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.83 AUD CDI 1:1 1,819 1,819 03-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 39.83 AUD CDI 1:1 -128 -128 03-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.83 AUD CDI 1:1 522 522 03-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 39.83 AUD CDI 1:1 -5,772 -5,772 03-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 39.83 AUD CDI 1:1 857 857 03-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 39.83 AUD CDI 1:1 629 629 03-Oct-23 BlackRock Fund Advisors on mkt buy 39.83 AUD CDI 1:1 4,133 4,133 03-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.83 AUD CDI 1:1 61 61 03-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.83 AUD CDI 1:1 1,240 1,240 03-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 21,506 21,506 03-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 59 59 03-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 34 34 04-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -114 -114 04-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.18 AUD CDI 1:1 -3,929 -3,929 JHX page 171 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.18 AUD CDI 1:1 -1,119 -1,119 04-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.18 AUD CDI 1:1 -1,057 -1,057 04-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.90 AUD CDI 1:1 4,520 4,520 04-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.90 AUD CDI 1:1 303 303 04-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.90 AUD CDI 1:1 237 237 04-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 38.90 AUD CDI 1:1 -252 -252 04-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.90 AUD CDI 1:1 -1,763 -1,763 04-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.90 AUD CDI 1:1 -3,538 -3,538 04-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.90 AUD CDI 1:1 -3,917 -3,917 04-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.90 AUD CDI 1:1 -321 -321 04-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.90 AUD CDI 1:1 601 601 04-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.90 AUD CDI 1:1 1,670 1,670 04-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,842 -18,842 04-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 6,491 6,491 04-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 2 2 05-Oct-23 BlackRock Financial Management, Inc. on mkt buy 39.51 AUD CDI 1:1 2,189 2,189 05-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.51 AUD CDI 1:1 16,690 16,690 05-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,040 5,040 05-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,580 1,580 05-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,115 1,115 05-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.60 AUD CDI 1:1 54 54 05-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.60 AUD CDI 1:1 90 90 05-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.60 AUD CDI 1:1 126 126 05-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.60 AUD CDI 1:1 278 278 05-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 39.60 AUD CDI 1:1 4,185 4,185 05-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.60 AUD CDI 1:1 -272 -272 05-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 31 31 05-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3 3 05-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -34 -34 06-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,700 6,700 06-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.92 AUD CDI 1:1 6,328 6,328 06-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.92 AUD CDI 1:1 2,074 2,074 06-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.92 AUD CDI 1:1 59 59 06-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.92 AUD CDI 1:1 764 764 06-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.92 AUD CDI 1:1 -1,847 -1,847 06-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.92 AUD CDI 1:1 -10,310 -10,310 06-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.92 AUD CDI 1:1 2,706 2,706 06-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.92 AUD CDI 1:1 2,495 2,495 06-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.92 AUD CDI 1:1 -327 -327 06-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.92 AUD CDI 1:1 -12,126 -12,126 06-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.92 AUD CDI 1:1 3,120 3,120 06-Oct-23 BlackRock Financial Management, Inc. on mkt sell 39.92 AUD CDI 1:1 -321 -321 06-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 549 549 06-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 63,826 63,826 06-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -64 -64 06-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 34 34 09-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,314 -6,314 JHX page 172 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 40.31 AUD CDI 1:1 -14,800 -14,800 09-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.30 AUD CDI 1:1 204 204 09-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.30 AUD CDI 1:1 546 546 09-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -3,210 -3,210 09-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,459 -1,459 09-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3,244 3,244 09-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -34 -34 10-Oct-23 BlackRock Fund Advisors on mkt sell 40.48 AUD CDI 1:1 -5,556 -5,556 10-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -945 -945 10-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.82 AUD CDI 1:1 711 711 10-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.82 AUD CDI 1:1 101 101 10-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 40.82 AUD CDI 1:1 -5,487 -5,487 10-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.82 AUD CDI 1:1 1,727 1,727 10-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 40.82 AUD CDI 1:1 4,736 4,736 10-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 40.82 AUD CDI 1:1 453 453 10-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.82 AUD CDI 1:1 659 659 10-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,840 18,840 10-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -428 -428 11-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.40 AUD CDI 1:1 -2,271 -2,271 11-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.40 AUD CDI 1:1 -318 -318 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.30 AUD CDI 1:1 -772 -772 11-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.40 AUD CDI 1:1 -311 -311 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.58 AUD CDI 1:1 4 4 11-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.58 AUD CDI 1:1 216 216 11-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 41.58 AUD CDI 1:1 -20,700 -20,700 11-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.58 AUD CDI 1:1 306 306 11-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.58 AUD CDI 1:1 306 306 11-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 41.58 AUD CDI 1:1 -819 -819 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.58 AUD CDI 1:1 -2,924 -2,924 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.58 AUD CDI 1:1 -7,974 -7,974 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.58 AUD CDI 1:1 14,124 14,124 11-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 41.58 AUD CDI 1:1 856 856 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.58 AUD CDI 1:1 1,489 1,489 11-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.58 AUD CDI 1:1 449 449 11-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -34 -34 12-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 42.67 AUD CDI 1:1 848 848 12-Oct-23 BlackRock Advisors, LLC on mkt buy 42.67 AUD CDI 1:1 8,824 8,824 12-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 42.67 AUD CDI 1:1 1,893 1,893 12-Oct-23 BlackRock Advisors, LLC on mkt buy 42.67 AUD CDI 1:1 843 843 12-Oct-23 BlackRock International Limited on mkt buy 42.67 AUD CDI 1:1 473 473 12-Oct-23 BlackRock Investment Management, LLC on mkt buy 42.67 AUD CDI 1:1 520 520 12-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 42.61 AUD CDI 1:1 -11,482 -11,482 12-Oct-23 BlackRock Financial Management, Inc. on mkt buy 42.63 AUD CDI 1:1 389 389 12-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 42.65 AUD CDI 1:1 -772 -772 12-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.58 AUD CDI 1:1 4,266 4,266 12-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.58 AUD CDI 1:1 2,844 2,844 JHX page 173 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 42.58 AUD CDI 1:1 2,670 2,670 12-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 42.58 AUD CDI 1:1 632 632 12-Oct-23 BlackRock Fund Advisors on mkt buy 42.58 AUD CDI 1:1 2,095 2,095 12-Oct-23 BlackRock Fund Advisors on mkt buy 42.58 AUD CDI 1:1 20,743 20,743 12-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -68,430 -68,430 12-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 34 34 13-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.84 AUD CDI 1:1 -5,895 -5,895 13-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.84 AUD CDI 1:1 -1,274 -1,274 13-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 41.84 AUD CDI 1:1 -1,258 -1,258 13-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.78 AUD CDI 1:1 196 196 13-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.78 AUD CDI 1:1 293 293 13-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.78 AUD CDI 1:1 1,177 1,177 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.78 AUD CDI 1:1 -963 -963 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.78 AUD CDI 1:1 -1,959 -1,959 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.78 AUD CDI 1:1 -2,982 -2,982 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.78 AUD CDI 1:1 -6,061 -6,061 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.78 AUD CDI 1:1 -5,195 -5,195 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.78 AUD CDI 1:1 -2,554 -2,554 13-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.78 AUD CDI 1:1 5,965 5,965 13-Oct-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 18,840 18,840 13-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -15,596 -15,596 13-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -3,244 -3,244 13-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -34 -34 16-Oct-23 BlackRock Financial Management, Inc. on mkt sell 41.42 AUD CDI 1:1 -611 -611 16-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.38 AUD CDI 1:1 -10,089 -10,089 16-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.23 AUD CDI 1:1 -2,136 -2,136 16-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.23 AUD CDI 1:1 712 712 16-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.23 AUD CDI 1:1 303 303 16-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.23 AUD CDI 1:1 100 100 16-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.23 AUD CDI 1:1 490 490 16-Oct-23 BlackRock Fund Advisors on mkt buy 41.23 AUD CDI 1:1 2,916 2,916 16-Oct-23 BlackRock Japan Co., Ltd. collateral transfer n/a USD ADR 1:1 -18,840 -18,840 16-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 15,596 15,596 17-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,025 5,025 17-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.87 AUD CDI 1:1 309 309 17-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.87 AUD CDI 1:1 390 390 17-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.87 AUD CDI 1:1 702 702 17-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.87 AUD CDI 1:1 293 293 17-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.87 AUD CDI 1:1 278 278 17-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 41.87 AUD CDI 1:1 -597 -597 17-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -17,005 -17,005 18-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.93 AUD CDI 1:1 156 156 18-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 450 450 18-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,025 5,025 18-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.86 AUD CDI 1:1 -6,790 -6,790 18-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.86 AUD CDI 1:1 -1,415 -1,415 18-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 40.86 AUD CDI 1:1 -1,490 -1,490 18-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.01 AUD CDI 1:1 295 295 18-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 41.01 AUD CDI 1:1 265 265 JHX page 174 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 41.01 AUD CDI 1:1 1,247 1,247 18-Oct-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 2 2 18-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,005 17,005 18-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 577,843 577,843 18-Oct-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 1,832 1,832 18-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 19-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,534 -6,534 19-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.94 AUD CDI 1:1 125 125 19-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 39.68 AUD CDI 1:1 -618 -618 19-Oct-23 BlackRock Financial Management, Inc. on mkt sell 39.94 AUD CDI 1:1 -1,546 -1,546 19-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.93 AUD CDI 1:1 -9,340 -9,340 19-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 3,560 3,560 19-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 279 279 19-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 279 279 19-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -64 -64 19-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -546 -546 19-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 40.00 AUD CDI 1:1 858 858 19-Oct-23 BlackRock Asset Management Canada Limited on mkt sell 40.00 AUD CDI 1:1 -4,389 -4,389 19-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 40.00 AUD CDI 1:1 2,356 2,356 19-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -8,778 -8,778 19-Oct-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -2 -2 19-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,840 -18,840 19-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -28,750 -28,750 19-Oct-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 1,266 1,266 19-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 18,838 18,838 20-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,498 -6,498 20-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -19,494 -19,494 20-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,332 -4,332 20-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,020 -7,020 20-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.23 AUD CDI 1:1 101 101 20-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.23 AUD CDI 1:1 -5,359 -5,359 20-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.23 AUD CDI 1:1 -735 -735 20-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.23 AUD CDI 1:1 -742 -742 20-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.42 AUD CDI 1:1 202 202 20-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.42 AUD CDI 1:1 -376 -376 20-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 39.42 AUD CDI 1:1 11,673 11,673 20-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.42 AUD CDI 1:1 -1,761 -1,761 20-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.42 AUD CDI 1:1 -11,122 -11,122 20-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 39.42 AUD CDI 1:1 3,019 3,019 20-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,498 -6,498 20-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -28,158 -28,158 20-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -89,280 -89,280 20-Oct-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -3,098 -3,098 20-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1 1 20-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -18,838 -18,838 23-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,870 -12,870 23-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.31 AUD CDI 1:1 -5,528 -5,528 JHX page 175 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.32 AUD CDI 1:1 143 143 23-Oct-23 BlackRock Financial Management, Inc. on mkt buy 39.32 AUD CDI 1:1 4,743 4,743 23-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 39.31 AUD CDI 1:1 -36 -36 23-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.31 AUD CDI 1:1 -224 -224 23-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.31 AUD CDI 1:1 1,212 1,212 23-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 18,840 18,840 23-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,681 4,681 23-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,431 3,431 24-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,815 -10,815 24-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,314 -6,314 24-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,360 5,360 24-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.50 AUD CDI 1:1 254 254 24-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.57 AUD CDI 1:1 200 200 24-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.57 AUD CDI 1:1 -4,393 -4,393 24-Oct-23 BlackRock Investment Management, LLC on mkt sell 39.57 AUD CDI 1:1 -4,014 -4,014 24-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 80,261 80,261 24-Oct-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 5,499 5,499 24-Oct-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4,682 -4,682 24-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,433 -3,433 25-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.29 AUD CDI 1:1 44 44 25-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.29 AUD CDI 1:1 399 399 25-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.21 AUD CDI 1:1 -1,931 -1,931 25-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.21 AUD CDI 1:1 -222 -222 25-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.21 AUD CDI 1:1 -217 -217 25-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.11 AUD CDI 1:1 -2,524 -2,524 25-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.11 AUD CDI 1:1 -5,826 -5,826 25-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 39.11 AUD CDI 1:1 -1,497 -1,497 25-Oct-23 BlackRock Asset Management Canada Limited on mkt buy 39.11 AUD CDI 1:1 4,626 4,626 25-Oct-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -5,499 -5,499 25-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 4,048 4,048 26-Oct-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -35,237 -35,237 26-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,112 -7,112 26-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.62 AUD CDI 1:1 168 168 26-Oct-23 BlackRock Financial Management, Inc. on mkt buy 38.62 AUD CDI 1:1 7,540 7,540 26-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.60 AUD CDI 1:1 -6,794 -6,794 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.72 AUD CDI 1:1 11,583 11,583 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.72 AUD CDI 1:1 1,942 1,942 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.72 AUD CDI 1:1 672 672 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.72 AUD CDI 1:1 3,896 3,896 26-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.72 AUD CDI 1:1 258 258 26-Oct-23 BlackRock Fund Advisors on mkt buy 38.72 AUD CDI 1:1 4,731 4,731 26-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.72 AUD CDI 1:1 8,729 8,729 JHX page 176 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.72 AUD CDI 1:1 1,586 1,586 26-Oct-23 BlackRock Asset Management Canada Limited on mkt buy 38.72 AUD CDI 1:1 12,435 12,435 26-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.72 AUD CDI 1:1 1,860 1,860 26-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.72 AUD CDI 1:1 1,651 1,651 26-Oct-23 BlackRock Investment Management, LLC on mkt buy 38.72 AUD CDI 1:1 728 728 26-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.72 AUD CDI 1:1 89 89 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.72 AUD CDI 1:1 3,431 3,431 26-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.72 AUD CDI 1:1 35 35 26-Oct-23 BlackRock Fund Advisors on mkt buy 38.72 AUD CDI 1:1 10,091 10,091 26-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 38.74 AUD CDI 1:1 -396 -396 26-Oct-23 BlackRock Financial Management, Inc. on mkt buy 38.74 AUD CDI 1:1 427 427 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.74 AUD CDI 1:1 10,204 10,204 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.74 AUD CDI 1:1 1,270 1,270 26-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.74 AUD CDI 1:1 532 532 26-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.74 AUD CDI 1:1 -1,185 -1,185 26-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -25,968 -25,968 26-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -4,048 -4,048 27-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,486 -6,486 27-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.95 AUD CDI 1:1 41 41 27-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.95 AUD CDI 1:1 137 137 27-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 38.95 AUD CDI 1:1 565 565 27-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 38.93 AUD CDI 1:1 -930 -930 27-Oct-23 BlackRock Advisors (UK) Limited on mkt sell 38.84 AUD CDI 1:1 -270 -270 27-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 38.84 AUD CDI 1:1 468 468 27-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.84 AUD CDI 1:1 989 989 27-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.84 AUD CDI 1:1 601 601 27-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.84 AUD CDI 1:1 1,021 1,021 27-Oct-23 BlackRock Investment Management (Australia) Limited on mkt sell 38.84 AUD CDI 1:1 -6,725 -6,725 27-Oct-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -47,445 -47,445 30-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,472 -3,472 30-Oct-23 BlackRock Financial Management, Inc. on mkt buy 38.66 AUD CDI 1:1 6,667 6,667 30-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 38.67 AUD CDI 1:1 6,879 6,879 30-Oct-23 BlackRock Japan Co., Ltd. on mkt buy 38.82 AUD CDI 1:1 322 322 30-Oct-23 BlackRock Investment Management (UK) Limited on mkt buy 38.78 AUD CDI 1:1 4,938 4,938 31-Oct-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 638 638 31-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.20 AUD CDI 1:1 61 61 31-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.18 AUD CDI 1:1 7,610 7,610 31-Oct-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.09 AUD CDI 1:1 3,560 3,560 31-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 390 390 31-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 99 99 31-Oct-23 BlackRock Advisors (UK) Limited on mkt buy 39.09 AUD CDI 1:1 274 274 31-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.09 AUD CDI 1:1 -8 -8 31-Oct-23 BlackRock Institutional Trust Company, National Association on mkt sell 39.09 AUD CDI 1:1 -240 -240 31-Oct-23 BlackRock Asset Management Canada Limited on mkt sell 39.09 AUD CDI 1:1 -150 -150 JHX page 177 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-Oct-23 BlackRock Asset Management Canada Limited on mkt sell 39.09 AUD CDI 1:1 -4,323 -4,323 31-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -43 -43 31-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -1,249 -1,249 31-Oct-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.09 AUD CDI 1:1 7 7 31-Oct-23 BlackRock Investment Management, LLC on mkt buy 39.09 AUD CDI 1:1 770 770 31-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -178 -178 31-Oct-23 BlackRock Investment Management (UK) Limited on mkt sell 39.09 AUD CDI 1:1 -5,119 -5,119 31-Oct-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -6,817 -6,817 31-Oct-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 6,817 6,817 31-Oct-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 18,075 18,075 01-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.03 AUD CDI 1:1 111 111 01-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 39.03 AUD CDI 1:1 315 315 01-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 38.57 AUD CDI 1:1 655 655 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 300 300 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 474 474 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 194 194 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 194 194 01-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 39.19 AUD CDI 1:1 -1,889 -1,889 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 1,096 1,096 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 3,562 3,562 01-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.19 AUD CDI 1:1 9,314 9,314 01-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 39.19 AUD CDI 1:1 15,565 15,565 01-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 39.19 AUD CDI 1:1 1,901 1,901 01-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,840 -18,840 01-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -148,082 -148,082 01-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 765 765 02-Nov-23 BlackRock Financial Management, Inc. on mkt buy 40.63 AUD CDI 1:1 8,676 8,676 02-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.62 AUD CDI 1:1 88 88 02-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.62 AUD CDI 1:1 184 184 02-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.62 AUD CDI 1:1 120 120 02-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.66 AUD CDI 1:1 21,518 21,518 02-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 40.66 AUD CDI 1:1 47,603 47,603 02-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 40.87 AUD CDI 1:1 624 624 02-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 40.87 AUD CDI 1:1 -236 -236 02-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 40.87 AUD CDI 1:1 2,436 2,436 02-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 40.87 AUD CDI 1:1 386 386 02-Nov-23 BlackRock Financial Management, Inc. on mkt buy 40.87 AUD CDI 1:1 85 85 02-Nov-23 BlackRock Financial Management, Inc. on mkt buy 40.87 AUD CDI 1:1 538 538 02-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 40.87 AUD CDI 1:1 5,147 5,147 02-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 40.87 AUD CDI 1:1 817 817 02-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 40.87 AUD CDI 1:1 777 777 02-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 40.87 AUD CDI 1:1 123 123 02-Nov-23 BlackRock Investment Management, LLC on mkt sell 40.87 AUD CDI 1:1 -1,411 -1,411 02-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,256 -6,256 02-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,226 -3,226 JHX page 178 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Nov-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -24,977 -24,977 03-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.98 AUD CDI 1:1 65 65 03-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.98 AUD CDI 1:1 151 151 03-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 40.98 AUD CDI 1:1 534 534 03-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.10 AUD CDI 1:1 1,170 1,170 03-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.10 AUD CDI 1:1 312 312 03-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.10 AUD CDI 1:1 192 192 03-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.10 AUD CDI 1:1 7,589 7,589 03-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.10 AUD CDI 1:1 18,530 18,530 03-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.10 AUD CDI 1:1 17,097 17,097 03-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 41.10 AUD CDI 1:1 509 509 03-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.10 AUD CDI 1:1 5,499 5,499 03-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 41.10 AUD CDI 1:1 955 955 03-Nov-23 BlackRock Financial Management, Inc. on mkt buy 41.10 AUD CDI 1:1 748 748 03-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.10 AUD CDI 1:1 1,942 1,942 03-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 22,412 22,412 03-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -20,711 -20,711 06-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 319 319 06-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.45 AUD CDI 1:1 142 142 06-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.45 AUD CDI 1:1 432 432 06-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.45 AUD CDI 1:1 4,046 4,046 06-Nov-23 BlackRock Financial Management, Inc. on mkt buy 41.47 AUD CDI 1:1 879 879 06-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.48 AUD CDI 1:1 7,240 7,240 06-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.53 AUD CDI 1:1 3,712 3,712 06-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 41.50 AUD CDI 1:1 -2,225 -2,225 06-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.50 AUD CDI 1:1 594 594 06-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.50 AUD CDI 1:1 558 558 06-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.50 AUD CDI 1:1 274 274 06-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.50 AUD CDI 1:1 274 274 06-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.50 AUD CDI 1:1 548 548 06-Nov-23 BlackRock Advisors, LLC on mkt buy 41.50 AUD CDI 1:1 977 977 06-Nov-23 BlackRock Advisors, LLC on mkt buy 41.50 AUD CDI 1:1 637 637 06-Nov-23 BlackRock Advisors, LLC on mkt buy 41.50 AUD CDI 1:1 154 154 06-Nov-23 BlackRock Advisors, LLC on mkt buy 41.50 AUD CDI 1:1 235 235 06-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 41.50 AUD CDI 1:1 -2,425 -2,425 06-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 41.50 AUD CDI 1:1 168 168 06-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 41.50 AUD CDI 1:1 257 257 06-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 41.50 AUD CDI 1:1 626 626 06-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 41.50 AUD CDI 1:1 956 956 06-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -4,426 -4,426 06-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -38,249 -38,249 06-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 3,300 3,300 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.19 AUD CDI 1:1 40 40 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.19 AUD CDI 1:1 40 40 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.19 AUD CDI 1:1 233 233 JHX page 179 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 41.18 AUD CDI 1:1 6,619 6,619 07-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,276 1,276 07-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.29 AUD CDI 1:1 158 158 07-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.29 AUD CDI 1:1 96 96 07-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 41.29 AUD CDI 1:1 281 281 07-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 41.29 AUD CDI 1:1 -2,933 -2,933 07-Nov-23 BlackRock Asset Management Canada Limited on mkt sell 41.29 AUD CDI 1:1 -7,674 -7,674 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 5,770 5,770 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 3,577 3,577 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 395 395 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 246 246 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 2,152 2,152 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 1,335 1,335 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 1,421 1,421 07-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 41.29 AUD CDI 1:1 2,290 2,290 07-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -15,300 -15,300 07-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -253,363 -253,363 07-Nov-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,741 1,741 07-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -864 -864 08-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,008 -5,008 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.78 AUD CDI 1:1 2,356 2,356 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.78 AUD CDI 1:1 434 434 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.78 AUD CDI 1:1 442 442 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 1,458 1,458 08-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.97 AUD CDI 1:1 234 234 08-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.97 AUD CDI 1:1 156 156 08-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.97 AUD CDI 1:1 548 548 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 12 12 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 109 109 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 293 293 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 33 33 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 709 709 08-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.97 AUD CDI 1:1 83 83 08-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 46.97 AUD CDI 1:1 -2,017 -2,017 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 30 30 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 266 266 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 288 288 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 2,457 2,457 08-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 46.97 AUD CDI 1:1 -463 -463 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 16 16 08-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.97 AUD CDI 1:1 140 140 08-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,660 -8,660 08-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 13,468 13,468 08-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 403,848 403,848 JHX page 180 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Nov-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1,990 1,990 08-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,798 -12,798 09-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.82 AUD CDI 1:1 -13,253 -13,253 09-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.82 AUD CDI 1:1 -34,020 -34,020 09-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 788 788 09-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 294 294 09-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.84 AUD CDI 1:1 1,889 1,889 09-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.84 AUD CDI 1:1 163 163 09-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.84 AUD CDI 1:1 109 109 09-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.84 AUD CDI 1:1 351 351 09-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.84 AUD CDI 1:1 1,071 1,071 09-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 46.84 AUD CDI 1:1 2,126 2,126 09-Nov-23 BlackRock Advisors, LLC on mkt buy 46.84 AUD CDI 1:1 244 244 09-Nov-23 BlackRock Financial Management, Inc. on mkt buy 46.84 AUD CDI 1:1 350 350 09-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.84 AUD CDI 1:1 9,645 9,645 09-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.84 AUD CDI 1:1 983 983 09-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.84 AUD CDI 1:1 5,152 5,152 09-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.84 AUD CDI 1:1 414 414 09-Nov-23 BlackRock Investment Management, LLC on mkt buy 46.84 AUD CDI 1:1 1,390 1,390 09-Nov-23 BlackRock Capital Management, Inc. on mkt buy 46.84 AUD CDI 1:1 29,883 29,883 09-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -49,640 -49,640 09-Nov-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -3,731 -3,731 09-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 7,159 7,159 10-Nov-23 BlackRock Fund Advisors on mkt buy 45.59 AUD CDI 1:1 5,940 5,940 10-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.58 AUD CDI 1:1 3,827 3,827 10-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 45.61 AUD CDI 1:1 100 100 10-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 45.61 AUD CDI 1:1 200 200 10-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 45.61 AUD CDI 1:1 194 194 10-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 45.61 AUD CDI 1:1 558 558 10-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.61 AUD CDI 1:1 -8,047 -8,047 10-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.61 AUD CDI 1:1 -10,984 -10,984 10-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.61 AUD CDI 1:1 -22,856 -22,856 10-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.61 AUD CDI 1:1 -2,020 -2,020 10-Nov-23 BlackRock Investment Management, LLC on mkt sell 45.61 AUD CDI 1:1 -2,557 -2,557 10-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.61 AUD CDI 1:1 144 144 10-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.61 AUD CDI 1:1 518 518 10-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.61 AUD CDI 1:1 1,201 1,201 10-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 45.61 AUD CDI 1:1 618 618 10-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 45.61 AUD CDI 1:1 105 105 10-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.61 AUD CDI 1:1 1,854 1,854 10-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 45.61 AUD CDI 1:1 1,011 1,011 10-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.61 AUD CDI 1:1 3,436 3,436 10-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -8,269 -8,269 10-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -354,208 -354,208 JHX page 181 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -12,411 -12,411 13-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 196 196 13-Nov-23 BlackRock Financial Management, Inc. on mkt buy 45.95 AUD CDI 1:1 244 244 13-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 45.92 AUD CDI 1:1 -9,409 -9,409 13-Nov-23 BlackRock Capital Management, Inc. on mkt buy 45.93 AUD CDI 1:1 220 220 13-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 45.79 AUD CDI 1:1 -5,255 -5,255 13-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 45.79 AUD CDI 1:1 291 291 13-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.79 AUD CDI 1:1 44 44 13-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.79 AUD CDI 1:1 177 177 13-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 45.79 AUD CDI 1:1 461 461 13-Nov-23 BlackRock Investment Management, LLC on mkt buy 45.79 AUD CDI 1:1 353 353 13-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 45.79 AUD CDI 1:1 890 890 13-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 20,724 20,724 13-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 187,354 187,354 13-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 18,050 18,050 14-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.07 AUD CDI 1:1 -1,687 -1,687 14-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,304 2,304 14-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.08 AUD CDI 1:1 3,828 3,828 14-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.16 AUD CDI 1:1 400 400 14-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.16 AUD CDI 1:1 97 97 14-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.16 AUD CDI 1:1 582 582 14-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.16 AUD CDI 1:1 58 58 14-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.16 AUD CDI 1:1 207 207 14-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.16 AUD CDI 1:1 662 662 14-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.16 AUD CDI 1:1 924 924 14-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 46.16 AUD CDI 1:1 -414 -414 14-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 46.16 AUD CDI 1:1 -5,888 -5,888 14-Nov-23 BlackRock Investment Management, LLC on mkt buy 46.16 AUD CDI 1:1 363 363 14-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -28,609 -28,609 14-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -66,390 -66,390 14-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 20,135 20,135 14-Nov-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -54,216 -54,216 15-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 47.41 AUD CDI 1:1 -2,491 -2,491 15-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.42 AUD CDI 1:1 36 36 15-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 47.42 AUD CDI 1:1 -1,059 -1,059 15-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.42 AUD CDI 1:1 300 300 15-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.42 AUD CDI 1:1 600 600 15-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.42 AUD CDI 1:1 192 192 15-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.42 AUD CDI 1:1 288 288 15-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 47.42 AUD CDI 1:1 -556 -556 15-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.42 AUD CDI 1:1 540 540 15-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.42 AUD CDI 1:1 77 77 15-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.42 AUD CDI 1:1 288 288 15-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.42 AUD CDI 1:1 882 882 15-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 47.42 AUD CDI 1:1 -617 -617 15-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.42 AUD CDI 1:1 3,033 3,033 15-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 121,024 121,024 JHX page 182 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -19,324 -19,324 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.25 AUD CDI 1:1 542 542 16-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 47.81 AUD CDI 1:1 -15,716 -15,716 16-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 47.61 AUD CDI 1:1 1,861 1,861 16-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.61 AUD CDI 1:1 2,079 2,079 16-Nov-23 BlackRock Advisors, LLC on mkt buy 47.61 AUD CDI 1:1 1,234 1,234 16-Nov-23 BlackRock International Limited on mkt buy 47.61 AUD CDI 1:1 931 931 16-Nov-23 BlackRock Investment Management, LLC on mkt buy 47.61 AUD CDI 1:1 1,153 1,153 16-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,106 2,106 16-Nov-23 BlackRock Capital Management, Inc. on mkt buy 47.95 AUD CDI 1:1 36,613 36,613 16-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.92 AUD CDI 1:1 59 59 16-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.92 AUD CDI 1:1 182 182 16-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.92 AUD CDI 1:1 599 599 16-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 47.92 AUD CDI 1:1 4,205 4,205 16-Nov-23 BlackRock Advisors, LLC on mkt buy 47.92 AUD CDI 1:1 569 569 16-Nov-23 BlackRock Advisors, LLC on mkt buy 47.92 AUD CDI 1:1 57 57 16-Nov-23 BlackRock Financial Management, Inc. on mkt buy 47.92 AUD CDI 1:1 374 374 16-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 47.92 AUD CDI 1:1 6,194 6,194 16-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 47.92 AUD CDI 1:1 600 600 16-Nov-23 BlackRock Investment Management, LLC on mkt buy 47.92 AUD CDI 1:1 1,026 1,026 16-Nov-23 BlackRock Investment Management, LLC on mkt buy 47.92 AUD CDI 1:1 1,019 1,019 16-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.91 AUD CDI 1:1 5,899 5,899 16-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.91 AUD CDI 1:1 2,415 2,415 16-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.01 AUD CDI 1:1 -4,450 -4,450 16-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 48.01 AUD CDI 1:1 -1,070 -1,070 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 640 640 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 291 291 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 64 64 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 128 128 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 192 192 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 813 813 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 542 542 16-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.01 AUD CDI 1:1 542 542 16-Nov-23 BlackRock Investment Management, LLC on mkt sell 48.01 AUD CDI 1:1 -948 -948 16-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 16-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 590,976 590,976 16-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14,363 14,363 17-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -482 -482 17-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.11 AUD CDI 1:1 18 18 17-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.11 AUD CDI 1:1 18 18 17-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.11 AUD CDI 1:1 97 97 17-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.11 AUD CDI 1:1 192 192 17-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.11 AUD CDI 1:1 291 291 17-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.11 AUD CDI 1:1 -3,609 -3,609 17-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.11 AUD CDI 1:1 154 154 17-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.11 AUD CDI 1:1 1,739 1,739 17-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.11 AUD CDI 1:1 629 629 17-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.11 AUD CDI 1:1 774 774 17-Nov-23 BlackRock Advisors, LLC on mkt buy 48.11 AUD CDI 1:1 2,137 2,137 JHX page 183 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.11 AUD CDI 1:1 765 765 17-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.11 AUD CDI 1:1 -437 -437 17-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.11 AUD CDI 1:1 146 146 17-Nov-23 BlackRock Financial Management, Inc. on mkt buy 48.11 AUD CDI 1:1 482 482 17-Nov-23 BlackRock Advisors, LLC on mkt buy 48.11 AUD CDI 1:1 419 419 17-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.11 AUD CDI 1:1 1,367 1,367 17-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.11 AUD CDI 1:1 625 625 17-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.11 AUD CDI 1:1 2,088 2,088 17-Nov-23 BlackRock Financial Management, Inc. on mkt buy 48.11 AUD CDI 1:1 502 502 17-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -18,874 -18,874 20-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 198 198 20-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 297 297 20-Nov-23 BlackRock Financial Management, Inc. on mkt buy 48.84 AUD CDI 1:1 6,610 6,610 20-Nov-23 BlackRock Capital Management, Inc. on mkt buy 48.84 AUD CDI 1:1 2,660 2,660 20-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.83 AUD CDI 1:1 -13,524 -13,524 20-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.63 AUD CDI 1:1 -2,225 -2,225 20-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 48.63 AUD CDI 1:1 -2,122 -2,122 20-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.63 AUD CDI 1:1 500 500 20-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.63 AUD CDI 1:1 291 291 20-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.63 AUD CDI 1:1 198 198 20-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.63 AUD CDI 1:1 1,771 1,771 20-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.63 AUD CDI 1:1 451 451 20-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.63 AUD CDI 1:1 -493 -493 20-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.63 AUD CDI 1:1 3,845 3,845 20-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.63 AUD CDI 1:1 3,171 3,171 20-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,105 1,105 20-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,396 17,396 20-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -752,000 -752,000 20-Nov-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 197 197 21-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.91 AUD CDI 1:1 1,431 1,431 21-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.81 AUD CDI 1:1 191 191 21-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.81 AUD CDI 1:1 1,697 1,697 21-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.81 AUD CDI 1:1 1,445 1,445 21-Nov-23 BlackRock Advisors, LLC on mkt buy 48.81 AUD CDI 1:1 1,039 1,039 21-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.81 AUD CDI 1:1 415 415 21-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.81 AUD CDI 1:1 413 413 21-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.81 AUD CDI 1:1 1,768 1,768 21-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.81 AUD CDI 1:1 3,101 3,101 21-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.67 AUD CDI 1:1 18 18 21-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.67 AUD CDI 1:1 160 160 21-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.67 AUD CDI 1:1 320 320 21-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.67 AUD CDI 1:1 280 280 21-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.67 AUD CDI 1:1 540 540 21-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 48.67 AUD CDI 1:1 -1,714 -1,714 21-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -17,343 -17,343 21-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -62,964 -62,964 JHX page 184 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Nov-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -197 -197 21-Nov-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 688 688 21-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,941 -2,941 22-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.03 AUD CDI 1:1 338 338 22-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.96 AUD CDI 1:1 291 291 22-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.98 AUD CDI 1:1 324 324 22-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.98 AUD CDI 1:1 355 355 22-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.98 AUD CDI 1:1 368 368 22-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 47.82 AUD CDI 1:1 -800 -800 22-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.19 AUD CDI 1:1 1,066 1,066 22-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.19 AUD CDI 1:1 838 838 22-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.19 AUD CDI 1:1 582 582 22-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.19 AUD CDI 1:1 566 566 22-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.19 AUD CDI 1:1 1,080 1,080 22-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.19 AUD CDI 1:1 48 48 22-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.19 AUD CDI 1:1 519 519 22-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.19 AUD CDI 1:1 1,304 1,304 22-Nov-23 BlackRock Advisors, LLC on mkt buy 48.19 AUD CDI 1:1 10 10 22-Nov-23 BlackRock Advisors, LLC on mkt buy 48.19 AUD CDI 1:1 85 85 22-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.19 AUD CDI 1:1 12,024 12,024 22-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.19 AUD CDI 1:1 1,234 1,234 22-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.19 AUD CDI 1:1 2,178 2,178 22-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.19 AUD CDI 1:1 128 128 22-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.19 AUD CDI 1:1 559 559 22-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.19 AUD CDI 1:1 558 558 22-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 593 593 22-Nov-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 3,419 3,419 22-Nov-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -688 -688 22-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2,237 -2,237 23-Nov-23 BlackRock Financial Management, Inc. on mkt buy 47.70 AUD CDI 1:1 19,434 19,434 23-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.68 AUD CDI 1:1 5,670 5,670 23-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.69 AUD CDI 1:1 9,809 9,809 23-Nov-23 BlackRock Capital Management, Inc. on mkt buy 47.69 AUD CDI 1:1 2,602 2,602 23-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.26 AUD CDI 1:1 1,061 1,061 23-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.26 AUD CDI 1:1 2,132 2,132 23-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.26 AUD CDI 1:1 32 32 23-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.26 AUD CDI 1:1 629 629 23-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.26 AUD CDI 1:1 1,433 1,433 23-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,547 17,547 23-Nov-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -3,419 -3,419 24-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,212 1,212 24-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,115 1,115 24-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.94 AUD CDI 1:1 47 47 24-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.81 AUD CDI 1:1 54 54 24-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.81 AUD CDI 1:1 200 200 JHX page 185 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.81 AUD CDI 1:1 200 200 24-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.81 AUD CDI 1:1 64 64 24-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.81 AUD CDI 1:1 810 810 24-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.81 AUD CDI 1:1 540 540 24-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.81 AUD CDI 1:1 1,694 1,694 24-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.81 AUD CDI 1:1 1,205 1,205 24-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 46.81 AUD CDI 1:1 -1,589 -1,589 24-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.81 AUD CDI 1:1 256 256 24-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.81 AUD CDI 1:1 252 252 24-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.81 AUD CDI 1:1 2,577 2,577 24-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -18,193 -18,193 24-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 79,743 79,743 24-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -7,804 -7,804 27-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 46.93 AUD CDI 1:1 1,682 1,682 27-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.82 AUD CDI 1:1 4,275 4,275 27-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.82 AUD CDI 1:1 2,706 2,706 27-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.82 AUD CDI 1:1 1,737 1,737 27-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.82 AUD CDI 1:1 597 597 27-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.82 AUD CDI 1:1 34 34 27-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.80 AUD CDI 1:1 632 632 27-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.80 AUD CDI 1:1 576 576 27-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 46.80 AUD CDI 1:1 291 291 27-Nov-23 BlackRock Financial Management, Inc. on mkt buy 46.90 AUD CDI 1:1 3,523 3,523 27-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 46.80 AUD CDI 1:1 -1,059 -1,059 27-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 60 60 27-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,501 -1,501 27-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -224 -224 28-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.10 AUD CDI 1:1 2,711 2,711 28-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 46.99 AUD CDI 1:1 788 788 28-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 46.99 AUD CDI 1:1 990 990 28-Nov-23 BlackRock Advisors, LLC on mkt buy 46.99 AUD CDI 1:1 506 506 28-Nov-23 BlackRock International Limited on mkt buy 46.99 AUD CDI 1:1 389 389 28-Nov-23 BlackRock Investment Management, LLC on mkt buy 46.99 AUD CDI 1:1 348 348 28-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.13 AUD CDI 1:1 1,458 1,458 28-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.13 AUD CDI 1:1 4,272 4,272 28-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.13 AUD CDI 1:1 869 869 28-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.13 AUD CDI 1:1 79 79 28-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 47.13 AUD CDI 1:1 -291 -291 28-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.13 AUD CDI 1:1 62 62 28-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.13 AUD CDI 1:1 795 795 28-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.13 AUD CDI 1:1 2,075 2,075 28-Nov-23 BlackRock Advisors, LLC on mkt buy 47.13 AUD CDI 1:1 3,027 3,027 28-Nov-23 BlackRock Advisors, LLC on mkt buy 47.13 AUD CDI 1:1 867 867 28-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 47.13 AUD CDI 1:1 1,073 1,073 28-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 47.13 AUD CDI 1:1 2,839 2,839 28-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -78,242 -78,242 29-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.55 AUD CDI 1:1 18 18 JHX page 186 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 47.55 AUD CDI 1:1 582 582 29-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 47.55 AUD CDI 1:1 -1,894 -1,894 29-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.55 AUD CDI 1:1 86 86 29-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.55 AUD CDI 1:1 1,266 1,266 29-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 47.55 AUD CDI 1:1 2,381 2,381 29-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 47.55 AUD CDI 1:1 -1,722 -1,722 29-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.55 AUD CDI 1:1 251 251 29-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 47.55 AUD CDI 1:1 577 577 29-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.55 AUD CDI 1:1 2,448 2,448 29-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 47.55 AUD CDI 1:1 1,122 1,122 30-Nov-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 327 327 30-Nov-23 BlackRock Capital Management, Inc. on mkt sell 48.50 AUD CDI 1:1 -315 -315 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.50 AUD CDI 1:1 -1,534 -1,534 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.41 AUD CDI 1:1 1,473 1,473 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.41 AUD CDI 1:1 1,073 1,073 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.41 AUD CDI 1:1 503 503 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.41 AUD CDI 1:1 1,482 1,482 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.41 AUD CDI 1:1 715 715 30-Nov-23 BlackRock International Limited on mkt buy 48.41 AUD CDI 1:1 504 504 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.41 AUD CDI 1:1 431 431 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 103 103 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 630 630 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 1,238 1,238 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 212 212 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 248 248 30-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 48.72 AUD CDI 1:1 1,744 1,744 30-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 48.72 AUD CDI 1:1 351 351 30-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 48.72 AUD CDI 1:1 412 412 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 885 885 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 24 24 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 1,554 1,554 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 75 75 30-Nov-23 BlackRock Financial Management, Inc. on mkt buy 48.72 AUD CDI 1:1 97 97 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 8,500 8,500 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 1,513 1,513 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 893 893 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 1,508 1,508 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 168 168 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 247 247 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 344 344 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 240 240 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 1,013 1,013 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 484 484 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 1,763 1,763 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 2,915 2,915 JHX page 187 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 335 335 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 335 335 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 335 335 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 447 447 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 879 879 30-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 48.72 AUD CDI 1:1 1,239 1,239 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 628 628 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 1,105 1,105 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 6,042 6,042 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 1,075 1,075 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 634 634 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 1,071 1,071 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 719 719 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 343 343 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 1,253 1,253 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 2,073 2,073 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 73 73 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 149 149 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 175 175 30-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 48.72 AUD CDI 1:1 248 248 30-Nov-23 BlackRock Japan Co., Ltd. on mkt buy 48.72 AUD CDI 1:1 291 291 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 17 17 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 52 52 30-Nov-23 BlackRock Financial Management, Inc. on mkt buy 48.72 AUD CDI 1:1 68 68 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 119 119 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 174 174 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 244 244 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 169 169 30-Nov-23 BlackRock Japan Co., Ltd. on mkt sell 48.72 AUD CDI 1:1 -83 -83 30-Nov-23 BlackRock Asset Management Canada Limited on mkt sell 48.72 AUD CDI 1:1 -9,178 -9,178 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -235 -235 30-Nov-23 BlackRock Asset Management Canada Limited on mkt sell 48.72 AUD CDI 1:1 -1,202 -1,202 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -10,485 -10,485 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -27,584 -27,584 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -1,315 -1,315 30-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -32,498 -32,498 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -626 -626 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -1,092 -1,092 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -635 -635 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -2,071 -2,071 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 344 344 30-Nov-23 BlackRock Financial Management, Inc. on mkt sell 48.72 AUD CDI 1:1 -103 -103 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 630 630 30-Nov-23 BlackRock Asset Management North Asia Limited on mkt buy 48.72 AUD CDI 1:1 7,080 7,080 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 148 148 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 2,583 2,583 JHX page 188 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 273 273 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 262 262 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 34,428 34,428 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 10,679 10,679 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 3,706 3,706 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 239 239 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 29,244 29,244 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 2,322 2,322 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 135 135 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 1,970 1,970 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 8,820 8,820 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 3,187 3,187 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 486 486 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 1,247 1,247 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 666 666 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 319 319 30-Nov-23 BlackRock Asset Management North Asia Limited on mkt buy 48.72 AUD CDI 1:1 3,561 3,561 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 78 78 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 1,303 1,303 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 141 141 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 134 134 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 17,309 17,309 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 5,369 5,369 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 1,868 1,868 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 122 122 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 14,704 14,704 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 1,171 1,171 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 71 71 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 993 993 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 4,436 4,436 30-Nov-23 BlackRock Asset Management Canada Limited on mkt buy 48.72 AUD CDI 1:1 1,607 1,607 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 247 247 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 630 630 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 336 336 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 984 984 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 880 880 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 334 334 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 210 210 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -5,539 -5,539 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -77,080 -77,080 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 391 391 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -336 -336 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 1,401 1,401 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 2,464 2,464 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 578 578 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -164 -164 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -426 -426 JHX page 189 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Nov-23 BlackRock Financial Management, Inc. on mkt buy 48.72 AUD CDI 1:1 153 153 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 13,472 13,472 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 1,415 1,415 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 14,202 14,202 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -7,307 -7,307 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 12,158 12,158 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -19,222 -19,222 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -914 -914 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.72 AUD CDI 1:1 384 384 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 2,389 2,389 30-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -1,048 -1,048 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 367 367 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 47,931 47,931 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 14,866 14,866 30-Nov-23 BlackRock Advisors (UK) Limited on mkt buy 48.72 AUD CDI 1:1 5,163 5,163 30-Nov-23 BlackRock Advisors (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -1,689 -1,689 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -14,565 -14,565 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 335 335 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -19,006 -19,006 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 40,714 40,714 30-Nov-23 BlackRock Fund Advisors on mkt buy 48.72 AUD CDI 1:1 3,235 3,235 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -56 -56 30-Nov-23 BlackRock Investment Management, LLC on mkt buy 48.72 AUD CDI 1:1 190 190 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 390 390 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -641 -641 30-Nov-23 BlackRock Advisors, LLC on mkt buy 48.72 AUD CDI 1:1 2,745 2,745 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.72 AUD CDI 1:1 3,754 3,754 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -437 -437 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -761 -761 30-Nov-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.72 AUD CDI 1:1 -382 -382 30-Nov-23 BlackRock Institutional Trust Company, National Association on mkt sell 48.72 AUD CDI 1:1 -1,451 -1,451 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 679 679 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -9,403 -9,403 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -14,782 -14,782 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 545 545 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 1,739 1,739 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt sell 48.72 AUD CDI 1:1 -443 -443 30-Nov-23 BlackRock Investment Management (UK) Limited on mkt buy 48.72 AUD CDI 1:1 928 928 30-Nov-23 BlackRock Fund Advisors on mkt sell 48.72 AUD CDI 1:1 -1,444 -1,444 30-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -60 -60 30-Nov-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 78,242 78,242 30-Nov-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 17,119 17,119 01-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,850 -8,850 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.46 AUD CDI 1:1 191 191 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.46 AUD CDI 1:1 2,231 2,231 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.46 AUD CDI 1:1 2,021 2,021 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.46 AUD CDI 1:1 1,442 1,442 01-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -24 -24 JHX page 190 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.59 AUD CDI 1:1 -1,780 -1,780 01-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 48.59 AUD CDI 1:1 202 202 01-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 48.59 AUD CDI 1:1 303 303 01-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 48.59 AUD CDI 1:1 98 98 01-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.59 AUD CDI 1:1 130 130 01-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.59 AUD CDI 1:1 783 783 01-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.59 AUD CDI 1:1 1,492 1,492 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 48.59 AUD CDI 1:1 788 788 01-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 48.59 AUD CDI 1:1 1,447 1,447 01-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 48.59 AUD CDI 1:1 260 260 01-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 48.59 AUD CDI 1:1 2,568 2,568 01-Dec-23 BlackRock Asset Management Canada Limited on mkt buy 48.59 AUD CDI 1:1 8,131 8,131 01-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.59 AUD CDI 1:1 1,944 1,944 01-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 48.59 AUD CDI 1:1 3,475 3,475 01-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 48.59 AUD CDI 1:1 -3,501 -3,501 01-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -78,242 -78,242 01-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -18,263 -18,263 04-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 546 546 04-Dec-23 BlackRock Investment Management (UK) Limited on mkt sell 49.60 AUD CDI 1:1 -4,281 -4,281 04-Dec-23 BlackRock Financial Management, Inc. on mkt sell 49.69 AUD CDI 1:1 -8,318 -8,318 04-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.72 AUD CDI 1:1 1,474 1,474 04-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.72 AUD CDI 1:1 -1,058 -1,058 04-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.72 AUD CDI 1:1 216 216 04-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.72 AUD CDI 1:1 -2,112 -2,112 04-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.72 AUD CDI 1:1 582 582 04-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.72 AUD CDI 1:1 776 776 04-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.72 AUD CDI 1:1 270 270 04-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.72 AUD CDI 1:1 145 145 04-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.72 AUD CDI 1:1 670 670 04-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.72 AUD CDI 1:1 3,220 3,220 04-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 49.72 AUD CDI 1:1 1,479 1,479 04-Dec-23 BlackRock Investment Management, LLC on mkt buy 49.72 AUD CDI 1:1 698 698 04-Dec-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 6,069 6,069 04-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,416 6,416 04-Dec-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 612 612 04-Dec-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 2,206 2,206 04-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,772 2,772 04-Dec-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 188 188 05-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 49.22 AUD CDI 1:1 -2,561 -2,561 05-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -48 -48 05-Dec-23 BlackRock Japan Co., Ltd. on mkt sell 49.26 AUD CDI 1:1 -20,092 -20,092 05-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.28 AUD CDI 1:1 335 335 05-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.28 AUD CDI 1:1 235 235 05-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.28 AUD CDI 1:1 1,002 1,002 05-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.28 AUD CDI 1:1 5,279 5,279 JHX page 191 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.28 AUD CDI 1:1 -3,110 -3,110 05-Dec-23 BlackRock Advisors, LLC on mkt buy 49.28 AUD CDI 1:1 10,525 10,525 05-Dec-23 BlackRock Advisors, LLC on mkt buy 49.28 AUD CDI 1:1 304 304 05-Dec-23 BlackRock Asset Management Canada Limited on mkt buy 49.28 AUD CDI 1:1 955 955 05-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 824 824 05-Dec-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -6,069 -6,069 05-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 7,264 7,264 05-Dec-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -612 -612 05-Dec-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -2,206 -2,206 05-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,811 1,811 05-Dec-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -188 -188 06-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -759 -759 06-Dec-23 BlackRock Institutional Trust Company, National Association on mkt sell 50.19 AUD CDI 1:1 -3,105 -3,105 06-Dec-23 BlackRock Institutional Trust Company, National Association on mkt sell 50.19 AUD CDI 1:1 -659 -659 06-Dec-23 BlackRock Institutional Trust Company, National Association on mkt sell 50.19 AUD CDI 1:1 -632 -632 06-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.12 AUD CDI 1:1 1,058 1,058 06-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 50.12 AUD CDI 1:1 -2,112 -2,112 06-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.12 AUD CDI 1:1 303 303 06-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.12 AUD CDI 1:1 194 194 06-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.12 AUD CDI 1:1 388 388 06-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.12 AUD CDI 1:1 689 689 06-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 50.12 AUD CDI 1:1 -64 -64 06-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 50.12 AUD CDI 1:1 31 31 06-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 50.12 AUD CDI 1:1 141 141 06-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 50.12 AUD CDI 1:1 2,432 2,432 06-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 50.12 AUD CDI 1:1 -865 -865 06-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 50.12 AUD CDI 1:1 -771 -771 06-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 50.12 AUD CDI 1:1 -2,295 -2,295 06-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.12 AUD CDI 1:1 211 211 06-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 50.12 AUD CDI 1:1 562 562 06-Dec-23 BlackRock Investment Management, LLC on mkt buy 50.12 AUD CDI 1:1 617 617 06-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6 6 06-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 97,850 97,850 06-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 219 219 07-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.97 AUD CDI 1:1 1,430 1,430 07-Dec-23 BlackRock Financial Management, Inc. on mkt buy 49.97 AUD CDI 1:1 296 296 07-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.08 AUD CDI 1:1 1,056 1,056 07-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 50.08 AUD CDI 1:1 429 429 07-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 50.08 AUD CDI 1:1 39 39 07-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 50.08 AUD CDI 1:1 213 213 07-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 50.08 AUD CDI 1:1 1,782 1,782 07-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 50.08 AUD CDI 1:1 734 734 07-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 50.08 AUD CDI 1:1 12,738 12,738 07-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 50.08 AUD CDI 1:1 1,348 1,348 07-Dec-23 BlackRock Investment Management, LLC on mkt buy 50.08 AUD CDI 1:1 758 758 07-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 50.08 AUD CDI 1:1 430 430 07-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -13,258 -13,258 JHX page 192 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 729,880 729,880 07-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,222 -3,222 08-Dec-23 BlackRock Japan Co., Ltd. on mkt buy 49.93 AUD CDI 1:1 20,037 20,037 08-Dec-23 BlackRock Investment Management (UK) Limited on mkt sell 49.73 AUD CDI 1:1 -913 -913 08-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.50 AUD CDI 1:1 271 271 08-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.50 AUD CDI 1:1 542 542 08-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.50 AUD CDI 1:1 88 88 08-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.50 AUD CDI 1:1 123 123 08-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.50 AUD CDI 1:1 1,840 1,840 08-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.50 AUD CDI 1:1 785 785 08-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.50 AUD CDI 1:1 2,087 2,087 08-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 49.50 AUD CDI 1:1 189 189 08-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.50 AUD CDI 1:1 1,696 1,696 08-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 49.50 AUD CDI 1:1 341 341 08-Dec-23 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -2,203 -2,203 08-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,380 16,380 08-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -821,259 -821,259 11-Dec-23 BlackRock Financial Management, Inc. on mkt sell 49.16 AUD CDI 1:1 -1,395 -1,395 11-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 49.19 AUD CDI 1:1 -2,225 -2,225 11-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.19 AUD CDI 1:1 303 303 11-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.19 AUD CDI 1:1 485 485 11-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.19 AUD CDI 1:1 -670 -670 11-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -16,809 -16,809 11-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,471 -6,471 11-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 16,791 16,791 12-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.66 AUD CDI 1:1 4,369 4,369 12-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.59 AUD CDI 1:1 291 291 12-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.59 AUD CDI 1:1 388 388 12-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.59 AUD CDI 1:1 27,885 27,885 12-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.59 AUD CDI 1:1 668 668 12-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.59 AUD CDI 1:1 1,689 1,689 12-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.59 AUD CDI 1:1 1,819 1,819 12-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.59 AUD CDI 1:1 3,454 3,454 12-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 97,850 97,850 12-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -518 -518 13-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 752 752 13-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.89 AUD CDI 1:1 1,335 1,335 13-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.89 AUD CDI 1:1 -2,108 -2,108 13-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.89 AUD CDI 1:1 -2,112 -2,112 13-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.89 AUD CDI 1:1 -3,177 -3,177 13-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.89 AUD CDI 1:1 327 327 13-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.89 AUD CDI 1:1 542 542 13-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 49.89 AUD CDI 1:1 88 88 13-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 49.89 AUD CDI 1:1 344 344 13-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.89 AUD CDI 1:1 729 729 13-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.89 AUD CDI 1:1 3,855 3,855 13-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 49.89 AUD CDI 1:1 -4,943 -4,943 13-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 49.89 AUD CDI 1:1 1,435 1,435 13-Dec-23 BlackRock Investment Management (UK) Limited on mkt sell 49.89 AUD CDI 1:1 -373 -373 JHX page 193 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 16,756 16,756 13-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -97,850 -97,850 13-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -18 -18 14-Dec-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 8,972 8,972 14-Dec-23 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -8,972 -8,972 14-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,080 -7,080 14-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,738 4,738 14-Dec-23 BlackRock Financial Management, Inc. on mkt sell 51.81 AUD CDI 1:1 -5,537 -5,537 14-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 51.82 AUD CDI 1:1 -11,617 -11,617 14-Dec-23 BlackRock Fund Advisors on mkt buy 51.76 AUD CDI 1:1 2,142 2,142 14-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 51.76 AUD CDI 1:1 1,291 1,291 14-Dec-23 BlackRock Advisors, LLC on mkt buy 51.76 AUD CDI 1:1 4,747 4,747 14-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 51.76 AUD CDI 1:1 870 870 14-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 51.76 AUD CDI 1:1 1,747 1,747 14-Dec-23 BlackRock Advisors, LLC on mkt buy 51.76 AUD CDI 1:1 995 995 14-Dec-23 BlackRock International Limited on mkt buy 51.76 AUD CDI 1:1 665 665 14-Dec-23 BlackRock Investment Management, LLC on mkt buy 51.76 AUD CDI 1:1 742 742 14-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 51.98 AUD CDI 1:1 99 99 14-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 51.98 AUD CDI 1:1 -439 -439 14-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 51.98 AUD CDI 1:1 -464 -464 14-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 51.98 AUD CDI 1:1 2,710 2,710 14-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 51.98 AUD CDI 1:1 -3,499 -3,499 14-Dec-23 BlackRock Investment Management, LLC on mkt sell 51.98 AUD CDI 1:1 -356 -356 14-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 51.98 AUD CDI 1:1 649 649 14-Dec-23 BlackRock Advisors, LLC on mkt buy 51.98 AUD CDI 1:1 233 233 14-Dec-23 BlackRock Advisors, LLC on mkt buy 51.98 AUD CDI 1:1 730 730 14-Dec-23 BlackRock Advisors, LLC on mkt buy 51.98 AUD CDI 1:1 6 6 14-Dec-23 BlackRock Advisors, LLC on mkt buy 51.98 AUD CDI 1:1 21 21 14-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 51.98 AUD CDI 1:1 13,684 13,684 14-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 51.98 AUD CDI 1:1 1,450 1,450 14-Dec-23 BlackRock Investment Management, LLC on mkt buy 51.98 AUD CDI 1:1 1,676 1,676 14-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 51.98 AUD CDI 1:1 549 549 14-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -16,756 -16,756 14-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 101,536 101,536 15-Dec-23 BlackRock Advisors, LLC on mkt buy 52.50 AUD CDI 1:1 3,666 3,666 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 52.00 AUD CDI 1:1 3,685 3,685 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 52.00 AUD CDI 1:1 2,652 2,652 15-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.00 AUD CDI 1:1 -2,108 -2,108 15-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 52.00 AUD CDI 1:1 485 485 15-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.00 AUD CDI 1:1 -250 -250 15-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.00 AUD CDI 1:1 -1,005 -1,005 15-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.00 AUD CDI 1:1 -335 -335 15-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.00 AUD CDI 1:1 -126 -126 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -3,173 -3,173 15-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.00 AUD CDI 1:1 -307 -307 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -1,416 -1,416 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -257 -257 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -2,234 -2,234 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -6,328 -6,328 JHX page 194 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -1,058 -1,058 15-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 52.00 AUD CDI 1:1 -1,416 -1,416 15-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 52.00 AUD CDI 1:1 58 58 15-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 52.00 AUD CDI 1:1 724 724 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 1,527 1,527 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 2,364 2,364 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 657 657 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 97 97 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 5,577 5,577 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 749 749 15-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 52.00 AUD CDI 1:1 13,347 13,347 15-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.00 AUD CDI 1:1 1,183 1,183 15-Dec-23 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 2,203 2,203 15-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,282 1,282 15-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -101,536 -101,536 15-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,176 -1,176 18-Dec-23 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 -3,325 -3,325 18-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12 -12 18-Dec-23 BlackRock Financial Management, Inc. on mkt sell 51.53 AUD CDI 1:1 -18,711 -18,711 18-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 51.52 AUD CDI 1:1 -10,278 -10,278 18-Dec-23 BlackRock Capital Management, Inc. on mkt sell 51.50 AUD CDI 1:1 -4,061 -4,061 18-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 51.61 AUD CDI 1:1 6,188 6,188 18-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 51.61 AUD CDI 1:1 -2,108 -2,108 18-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 51.61 AUD CDI 1:1 882 882 18-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 51.61 AUD CDI 1:1 271 271 18-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 51.61 AUD CDI 1:1 49 49 18-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 51.61 AUD CDI 1:1 136 136 18-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 51.61 AUD CDI 1:1 508 508 18-Dec-23 BlackRock Financial Management, Inc. on mkt sell 51.61 AUD CDI 1:1 -1,278 -1,278 18-Dec-23 BlackRock Investment Management, LLC on mkt sell 51.61 AUD CDI 1:1 -1,459 -1,459 18-Dec-23 BlackRock Institutional Trust Company, National Association on mkt sell 51.61 AUD CDI 1:1 -1,023 -1,023 18-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 86 86 18-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -449 -449 19-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.41 AUD CDI 1:1 9 9 19-Dec-23 BlackRock Investment Management, LLC on mkt buy 52.41 AUD CDI 1:1 14 14 19-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 52.48 AUD CDI 1:1 7,812 7,812 19-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.73 AUD CDI 1:1 1,298 1,298 19-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 52.73 AUD CDI 1:1 2,347 2,347 19-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 52.73 AUD CDI 1:1 18 18 19-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.73 AUD CDI 1:1 -2,110 -2,110 19-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 52.73 AUD CDI 1:1 -263 -263 19-Dec-23 BlackRock Institutional Trust Company, National Association on mkt sell 52.73 AUD CDI 1:1 -15,097 -15,097 19-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -44 -44 JHX page 195 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 164,947 164,947 20-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,680 -8,680 20-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.42 AUD CDI 1:1 447 447 20-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.42 AUD CDI 1:1 172 172 20-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.42 AUD CDI 1:1 146 146 20-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 54.52 AUD CDI 1:1 -1,056 -1,056 20-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 54.52 AUD CDI 1:1 -648 -648 20-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 54.52 AUD CDI 1:1 -192 -192 20-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 54.52 AUD CDI 1:1 -63 -63 20-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 30 30 20-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 97 97 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 1,956 1,956 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 4,989 4,989 20-Dec-23 BlackRock Advisors, LLC on mkt buy 54.52 AUD CDI 1:1 1,155 1,155 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 1,617 1,617 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 2,525 2,525 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 251 251 20-Dec-23 BlackRock Fund Advisors on mkt buy 54.52 AUD CDI 1:1 2,861 2,861 20-Dec-23 BlackRock Asset Management Canada Limited on mkt buy 54.52 AUD CDI 1:1 320 320 20-Dec-23 BlackRock Asset Management Canada Limited on mkt buy 54.52 AUD CDI 1:1 968 968 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 653 653 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 691 691 20-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 1,035 1,035 20-Dec-23 BlackRock Fund Advisors on mkt sell 54.52 AUD CDI 1:1 -9,226 -9,226 20-Dec-23 BlackRock Fund Advisors on mkt sell 54.52 AUD CDI 1:1 -534 -534 20-Dec-23 BlackRock Fund Advisors on mkt sell 54.52 AUD CDI 1:1 -8,068 -8,068 20-Dec-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 341 341 20-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 22,430 22,430 20-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 572,923 572,923 20-Dec-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 26 26 20-Dec-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 152 152 20-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -531 -531 20-Dec-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 20 20 21-Dec-23 BlackRock Investment Management (UK) Limited on mkt sell 54.42 AUD CDI 1:1 -468 -468 21-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,194 1,194 21-Dec-23 BlackRock Financial Management, Inc. on mkt sell 54.66 AUD CDI 1:1 -685 -685 21-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.63 AUD CDI 1:1 827 827 21-Dec-23 BlackRock Capital Management, Inc. on mkt buy 54.65 AUD CDI 1:1 999 999 21-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 54.57 AUD CDI 1:1 -3,094 -3,094 21-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 54.57 AUD CDI 1:1 429 429 21-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 54.57 AUD CDI 1:1 166 166 21-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 AUD CDI 1:1 49 49 21-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 AUD CDI 1:1 188 188 21-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 AUD CDI 1:1 396 396 21-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 54.57 AUD CDI 1:1 1,635 1,635 JHX page 196 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Dec-23 BlackRock Investment Management (Australia) Limited on mkt buy 54.57 AUD CDI 1:1 464 464 21-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 54.57 AUD CDI 1:1 1,057 1,057 21-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.57 AUD CDI 1:1 3,001 3,001 21-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 54.57 AUD CDI 1:1 1,667 1,667 21-Dec-23 BlackRock Fund Advisors on mkt buy 54.57 AUD CDI 1:1 2,358 2,358 21-Dec-23 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -341 -341 21-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -21,443 -21,443 21-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -737,870 -737,870 21-Dec-23 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -26 -26 21-Dec-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -152 -152 21-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 560 560 21-Dec-23 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -20 -20 22-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 54.74 AUD CDI 1:1 -153 -153 22-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 54.74 AUD CDI 1:1 4,128 4,128 22-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.74 AUD CDI 1:1 93 93 22-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.74 AUD CDI 1:1 261 261 22-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 54.74 AUD CDI 1:1 280 280 22-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 54.74 AUD CDI 1:1 -1,752 -1,752 22-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 54.74 AUD CDI 1:1 -5,463 -5,463 22-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 54.74 AUD CDI 1:1 -8,542 -8,542 22-Dec-23 BlackRock Investment Management (UK) Limited on mkt sell 54.74 AUD CDI 1:1 -698 -698 22-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -154 -154 22-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 739,165 739,165 22-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -741 -741 25-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -663 -663 25-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 291,656 291,656 26-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 726 726 27-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,194 1,194 27-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 55.85 AUD CDI 1:1 44 44 27-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 55.85 AUD CDI 1:1 39 39 27-Dec-23 BlackRock Asset Management Canada Limited on mkt buy 55.85 AUD CDI 1:1 1,053 1,053 27-Dec-23 BlackRock Fund Advisors on mkt buy 55.85 AUD CDI 1:1 1,996 1,996 27-Dec-23 BlackRock Fund Advisors on mkt buy 55.85 AUD CDI 1:1 2,688 2,688 27-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 55.85 AUD CDI 1:1 991 991 27-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,388 2,388 27-Dec-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 50 50 27-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 10 10 28-Dec-23 BlackRock Investment Management (UK) Limited on mkt sell 55.82 AUD CDI 1:1 -418 -418 28-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 56.00 AUD CDI 1:1 57 57 28-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 56.00 AUD CDI 1:1 582 582 28-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 56.00 AUD CDI 1:1 -95 -95 28-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 56.00 AUD CDI 1:1 270 270 28-Dec-23 BlackRock Investment Management (UK) Limited on mkt buy 56.00 AUD CDI 1:1 699 699 28-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 56.00 AUD CDI 1:1 3,164 3,164 28-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 56.00 AUD CDI 1:1 420 420 28-Dec-23 BlackRock Advisors (UK) Limited on mkt buy 56.00 AUD CDI 1:1 135 135 28-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 56.00 AUD CDI 1:1 2,563 2,563 JHX page 197 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Dec-23 BlackRock Asset Management Canada Limited on mkt sell 56.00 AUD CDI 1:1 -364 -364 28-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -523 -523 29-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 327 327 29-Dec-23 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,502 -1,502 29-Dec-23 BlackRock Advisors (UK) Limited on mkt sell 56.49 AUD CDI 1:1 -90 -90 29-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 56.49 AUD CDI 1:1 134 134 29-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 56.49 AUD CDI 1:1 290 290 29-Dec-23 BlackRock Institutional Trust Company, National Association on mkt sell 56.49 AUD CDI 1:1 -1,405 -1,405 29-Dec-23 BlackRock Asset Management Canada Limited on mkt sell 56.49 AUD CDI 1:1 -3,300 -3,300 29-Dec-23 BlackRock Institutional Trust Company, National Association on mkt buy 56.49 AUD CDI 1:1 345 345 29-Dec-23 BlackRock Investment Management (Australia) Limited on mkt sell 56.49 AUD CDI 1:1 -1,474 -1,474 29-Dec-23 BlackRock Investment Management, LLC on mkt buy 56.49 AUD CDI 1:1 597 597 29-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 100 100 29-Dec-23 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -170,000 -170,000 29-Dec-23 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 4,398 4,398 29-Dec-23 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 16,898 16,898 01-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4,319 -4,319 01-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -16,945 -16,945 02-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 56.88 AUD CDI 1:1 -306 -306 02-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 56.88 AUD CDI 1:1 -126 -126 02-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.88 AUD CDI 1:1 598 598 02-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,133 -1,133 02-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 192,260 192,260 02-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -129 -129 02-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -26 -26 03-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.00 AUD CDI 1:1 395 395 03-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.28 AUD CDI 1:1 2,855 2,855 03-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.28 AUD CDI 1:1 982 982 03-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.28 AUD CDI 1:1 970 970 03-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 55.22 AUD CDI 1:1 -9 -9 03-Jan-24 BlackRock Investment Management, LLC on mkt sell 55.22 AUD CDI 1:1 -14 -14 03-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 AUD CDI 1:1 -741 -741 03-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.19 AUD CDI 1:1 679 679 03-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.19 AUD CDI 1:1 388 388 03-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.19 AUD CDI 1:1 -1,084 -1,084 03-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.19 AUD CDI 1:1 59 59 03-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.19 AUD CDI 1:1 163 163 03-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 AUD CDI 1:1 -532 -532 03-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 AUD CDI 1:1 -701 -701 03-Jan-24 BlackRock Advisors, LLC on mkt buy 55.19 AUD CDI 1:1 4,489 4,489 03-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 AUD CDI 1:1 -5,949 -5,949 03-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.19 AUD CDI 1:1 -422 -422 03-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.19 AUD CDI 1:1 7,161 7,161 03-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.19 AUD CDI 1:1 -271 -271 JHX page 198 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Jan-24 BlackRock Advisors, LLC on mkt buy 55.19 AUD CDI 1:1 1,433 1,433 03-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 55.19 AUD CDI 1:1 180 180 03-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 55.19 AUD CDI 1:1 1,364 1,364 03-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 55.19 AUD CDI 1:1 5,629 5,629 03-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -26 -26 03-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,053,081 -1,053,081 04-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 54.18 AUD CDI 1:1 -8,608 -8,608 04-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.38 AUD CDI 1:1 1,303 1,303 04-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.54 AUD CDI 1:1 -2,096 -2,096 04-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.54 AUD CDI 1:1 -2,096 -2,096 04-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.54 AUD CDI 1:1 54 54 04-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.54 AUD CDI 1:1 306 306 04-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.54 AUD CDI 1:1 -1,057 -1,057 04-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.54 AUD CDI 1:1 1,940 1,940 04-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.54 AUD CDI 1:1 441 441 04-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.54 AUD CDI 1:1 542 542 04-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.54 AUD CDI 1:1 -271 -271 04-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.54 AUD CDI 1:1 57 57 04-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.54 AUD CDI 1:1 168 168 04-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.54 AUD CDI 1:1 1,184 1,184 04-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.54 AUD CDI 1:1 347 347 04-Jan-24 BlackRock Advisors, LLC on mkt buy 54.54 AUD CDI 1:1 199 199 04-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 54.54 AUD CDI 1:1 442 442 04-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 54.54 AUD CDI 1:1 511 511 04-Jan-24 BlackRock Advisors, LLC on mkt buy 54.54 AUD CDI 1:1 99 99 04-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.54 AUD CDI 1:1 -19,826 -19,826 04-Jan-24 BlackRock Financial Management, Inc. on mkt buy 54.54 AUD CDI 1:1 283 283 04-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.54 AUD CDI 1:1 157 157 04-Jan-24 BlackRock Investment Management, LLC on mkt buy 54.54 AUD CDI 1:1 4,118 4,118 04-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 04-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2 -2 05-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 53.98 AUD CDI 1:1 679 679 05-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 53.98 AUD CDI 1:1 485 485 05-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 53.98 AUD CDI 1:1 -1,479 -1,479 05-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.98 AUD CDI 1:1 -305 -305 05-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.98 AUD CDI 1:1 36 36 05-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.98 AUD CDI 1:1 127 127 05-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.98 AUD CDI 1:1 643 643 05-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.98 AUD CDI 1:1 4,596 4,596 05-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.98 AUD CDI 1:1 1,256 1,256 05-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.98 AUD CDI 1:1 5,754 5,754 05-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 34 34 05-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 4 4 05-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 7 7 05-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 31 31 05-Jan-24 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 2 2 08-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 108 108 08-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 53.69 AUD CDI 1:1 -656 -656 JHX page 199 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.69 AUD CDI 1:1 61 61 08-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.69 AUD CDI 1:1 282 282 08-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.69 AUD CDI 1:1 1,661 1,661 08-Jan-24 BlackRock Advisors, LLC on mkt buy 53.69 AUD CDI 1:1 7,640 7,640 08-Jan-24 BlackRock Advisors, LLC on mkt buy 53.69 AUD CDI 1:1 1,554 1,554 08-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 53.69 AUD CDI 1:1 266 266 08-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 53.69 AUD CDI 1:1 1,417 1,417 08-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 53.69 AUD CDI 1:1 5,391 5,391 08-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,421 1,421 08-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -3 -3 08-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -263 -263 08-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2 -2 08-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1 -1 08-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3 -3 09-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.57 AUD CDI 1:1 2,635 2,635 09-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.43 AUD CDI 1:1 738 738 09-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.43 AUD CDI 1:1 285 285 09-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.43 AUD CDI 1:1 776 776 09-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.43 AUD CDI 1:1 -190 -190 09-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.43 AUD CDI 1:1 -1,626 -1,626 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 56 56 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 209 209 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 310 310 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 597 597 09-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 54.43 AUD CDI 1:1 2,759 2,759 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 5,132 5,132 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 648 648 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 4,939 4,939 09-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.43 AUD CDI 1:1 7,511 7,511 09-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 32 32 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 2,835 2,835 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 658 658 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 656 656 10-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.44 AUD CDI 1:1 13 13 10-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.44 AUD CDI 1:1 738 738 10-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.44 AUD CDI 1:1 -4,420 -4,420 10-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.44 AUD CDI 1:1 6,630 6,630 10-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.44 AUD CDI 1:1 -1,044 -1,044 10-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.44 AUD CDI 1:1 -260 -260 10-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.44 AUD CDI 1:1 285 285 10-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 54.44 AUD CDI 1:1 372 372 10-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.44 AUD CDI 1:1 -126 -126 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.44 AUD CDI 1:1 81 81 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.44 AUD CDI 1:1 251 251 JHX page 200 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.44 AUD CDI 1:1 1,314 1,314 10-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.44 AUD CDI 1:1 490 490 10-Jan-24 BlackRock Advisors, LLC on mkt buy 54.44 AUD CDI 1:1 3,572 3,572 10-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.44 AUD CDI 1:1 13,869 13,869 10-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.44 AUD CDI 1:1 1,087 1,087 10-Jan-24 BlackRock Advisors, LLC on mkt buy 54.44 AUD CDI 1:1 981 981 10-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 54.44 AUD CDI 1:1 -416 -416 10-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 54.44 AUD CDI 1:1 867 867 10-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 54.44 AUD CDI 1:1 3,478 3,478 10-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -377 -377 10-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1 -1 10-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -30 -30 10-Jan-24 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -1 -1 11-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,407 1,407 11-Jan-24 BlackRock Capital Management, Inc. on mkt buy 55.32 AUD CDI 1:1 3,887 3,887 11-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.31 AUD CDI 1:1 5,917 5,917 11-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.31 AUD CDI 1:1 5,679 5,679 11-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,683 -1,683 11-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.36 AUD CDI 1:1 7,684 7,684 11-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.36 AUD CDI 1:1 3,509 3,509 11-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.36 AUD CDI 1:1 3,829 3,829 11-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.36 AUD CDI 1:1 5,167 5,167 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 74 74 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 208 208 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 1,288 1,288 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 409 409 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 399 399 11-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.36 AUD CDI 1:1 772 772 11-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.36 AUD CDI 1:1 764 764 11-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.36 AUD CDI 1:1 1,120 1,120 11-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.36 AUD CDI 1:1 1,294 1,294 11-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.36 AUD CDI 1:1 919 919 11-Jan-24 BlackRock Advisors, LLC on mkt buy 55.36 AUD CDI 1:1 62 62 11-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.36 AUD CDI 1:1 320 320 11-Jan-24 BlackRock Financial Management, Inc. on mkt buy 55.36 AUD CDI 1:1 883 883 11-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.36 AUD CDI 1:1 500 500 11-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.36 AUD CDI 1:1 1,091 1,091 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 204 204 11-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.36 AUD CDI 1:1 1,033 1,033 11-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.36 AUD CDI 1:1 309 309 11-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.35 AUD CDI 1:1 587 587 11-Jan-24 BlackRock Advisors, LLC on mkt buy 55.35 AUD CDI 1:1 743 743 11-Jan-24 BlackRock Advisors, LLC on mkt buy 55.35 AUD CDI 1:1 217 217 11-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1 -1 11-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 1 1 JHX page 201 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 1,714 1,714 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.87 AUD CDI 1:1 8,153 8,153 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.87 AUD CDI 1:1 881 881 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.87 AUD CDI 1:1 1,261 1,261 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 131 131 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 440 440 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 3,679 3,679 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 584 584 12-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.07 AUD CDI 1:1 5,513 5,513 12-Jan-24 BlackRock Advisors, LLC on mkt buy 56.07 AUD CDI 1:1 5,456 5,456 12-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.07 AUD CDI 1:1 12,054 12,054 12-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.07 AUD CDI 1:1 687 687 12-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.07 AUD CDI 1:1 644 644 12-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.07 AUD CDI 1:1 105 105 12-Jan-24 BlackRock Advisors, LLC on mkt buy 56.07 AUD CDI 1:1 1,456 1,456 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 9,240 9,240 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 753 753 12-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.07 AUD CDI 1:1 1,192 1,192 12-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 56.07 AUD CDI 1:1 930 930 12-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 56.07 AUD CDI 1:1 2,603 2,603 12-Jan-24 BlackRock Investment Management, LLC on mkt buy 56.07 AUD CDI 1:1 324 324 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 3,058 3,058 12-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.07 AUD CDI 1:1 7,324 7,324 12-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.07 AUD CDI 1:1 3,854 3,854 12-Jan-24 BlackRock Investment Management, LLC on mkt buy 56.07 AUD CDI 1:1 428 428 12-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.13 AUD CDI 1:1 11,492 11,492 12-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.13 AUD CDI 1:1 582 582 12-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 56.13 AUD CDI 1:1 -376 -376 12-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 56.13 AUD CDI 1:1 -189 -189 12-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.13 AUD CDI 1:1 542 542 12-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.13 AUD CDI 1:1 542 542 12-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 56.13 AUD CDI 1:1 -271 -271 12-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1 1 12-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 377 377 12-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -465 -465 15-Jan-24 BlackRock Capital Management, Inc. on mkt buy 56.45 AUD CDI 1:1 4,354 4,354 15-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.45 AUD CDI 1:1 18,399 18,399 15-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.45 AUD CDI 1:1 6,832 6,832 15-Jan-24 BlackRock Financial Management, Inc. on mkt buy 56.44 AUD CDI 1:1 601 601 15-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.72 AUD CDI 1:1 738 738 15-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.72 AUD CDI 1:1 12,818 12,818 15-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.72 AUD CDI 1:1 738 738 15-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.72 AUD CDI 1:1 730 730 JHX page 202 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.72 AUD CDI 1:1 2,572 2,572 15-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.72 AUD CDI 1:1 920 920 16-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,064 -1,064 16-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,368 -1,368 16-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.80 AUD CDI 1:1 -1,042 -1,042 16-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.80 AUD CDI 1:1 -216 -216 16-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.80 AUD CDI 1:1 -259 -259 16-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.80 AUD CDI 1:1 -777 -777 16-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.80 AUD CDI 1:1 582 582 16-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.80 AUD CDI 1:1 -326 -326 16-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.80 AUD CDI 1:1 846 846 16-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.80 AUD CDI 1:1 3,113 3,113 16-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.80 AUD CDI 1:1 1,004 1,004 16-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.80 AUD CDI 1:1 313 313 16-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.80 AUD CDI 1:1 428 428 16-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.80 AUD CDI 1:1 453 453 16-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1,294 1,294 16-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 9,465 9,465 16-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 432 432 16-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,038 -1,038 17-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.64 AUD CDI 1:1 16 16 17-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.64 AUD CDI 1:1 26 26 17-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 252 252 17-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 84 84 17-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,568 1,568 17-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,176 1,176 17-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -27,856 -27,856 17-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.66 AUD CDI 1:1 -1,768 -1,768 17-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.66 AUD CDI 1:1 2,096 2,096 17-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.66 AUD CDI 1:1 57 57 17-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.66 AUD CDI 1:1 285 285 17-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.66 AUD CDI 1:1 388 388 17-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.66 AUD CDI 1:1 -1,084 -1,084 17-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.66 AUD CDI 1:1 -290 -290 17-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.66 AUD CDI 1:1 -4,941 -4,941 17-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.66 AUD CDI 1:1 -28,549 -28,549 17-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.66 AUD CDI 1:1 -3,004 -3,004 17-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.66 AUD CDI 1:1 -1,248 -1,248 17-Jan-24 BlackRock Investment Management, LLC on mkt sell 55.66 AUD CDI 1:1 -533 -533 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.66 AUD CDI 1:1 -572 -572 17-Jan-24 BlackRock Fund Advisors on mkt buy 55.66 AUD CDI 1:1 11,085 11,085 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 426 426 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 1,664 1,664 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 883 883 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 648 648 17-Jan-24 BlackRock Advisors, LLC on mkt buy 55.66 AUD CDI 1:1 5,793 5,793 17-Jan-24 BlackRock Advisors, LLC on mkt buy 55.66 AUD CDI 1:1 834 834 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 9,136 9,136 JHX page 203 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 683 683 17-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 55.66 AUD CDI 1:1 1,272 1,272 17-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 55.66 AUD CDI 1:1 4,543 4,543 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 2,714 2,714 17-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.66 AUD CDI 1:1 6,243 6,243 17-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.66 AUD CDI 1:1 11,050 11,050 17-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 2 2 17-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2 -2 17-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -1 -1 17-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,142 2,142 18-Jan-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -36,558 -36,558 18-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.66 AUD CDI 1:1 6,855 6,855 18-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,248 6,248 18-Jan-24 BlackRock Financial Management, Inc. on mkt sell 55.49 AUD CDI 1:1 -686 -686 18-Jan-24 BlackRock Capital Management, Inc. on mkt sell 55.49 AUD CDI 1:1 -504 -504 18-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.49 AUD CDI 1:1 -1,582 -1,582 18-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.39 AUD CDI 1:1 9,282 9,282 18-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.39 AUD CDI 1:1 776 776 18-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.39 AUD CDI 1:1 -189 -189 18-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.39 AUD CDI 1:1 -271 -271 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 4 4 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 248 248 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 15 15 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 773 773 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 11 11 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 576 576 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 2 2 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 127 127 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 386 386 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 18,950 18,950 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 193 193 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 9,460 9,460 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 25 25 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 1,289 1,289 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 28 28 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 1,413 1,413 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 34 34 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 1,646 1,646 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 22 22 18-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.39 AUD CDI 1:1 1,142 1,142 18-Jan-24 BlackRock Advisors, LLC on mkt buy 55.39 AUD CDI 1:1 19 19 18-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.39 AUD CDI 1:1 4,622 4,622 18-Jan-24 BlackRock Financial Management, Inc. on mkt buy 55.39 AUD CDI 1:1 30 30 18-Jan-24 BlackRock Financial Management, Inc. on mkt buy 55.39 AUD CDI 1:1 1,524 1,524 18-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.39 AUD CDI 1:1 35 35 18-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.39 AUD CDI 1:1 1,721 1,721 JHX page 204 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.39 AUD CDI 1:1 5 5 18-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.39 AUD CDI 1:1 293 293 18-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 55.39 AUD CDI 1:1 176 176 18-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.39 AUD CDI 1:1 350 350 18-Jan-24 BlackRock International Limited on mkt buy 55.39 AUD CDI 1:1 267 267 18-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.39 AUD CDI 1:1 20 20 18-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.39 AUD CDI 1:1 1,035 1,035 18-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.39 AUD CDI 1:1 135 135 18-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.39 AUD CDI 1:1 6,645 6,645 18-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 55.39 AUD CDI 1:1 -1,027 -1,027 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 9 9 18-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.39 AUD CDI 1:1 461 461 18-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1 -1 18-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -26,987 -26,987 18-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 3 3 18-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1,728 -1,728 19-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,910 -1,910 19-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.65 AUD CDI 1:1 4,420 4,420 19-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 56.65 AUD CDI 1:1 -5,400 -5,400 19-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 228 228 19-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 291 291 19-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 291 291 19-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 97 97 19-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 437 437 19-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 88 88 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 414 414 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 1,238 1,238 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 731 731 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 441 441 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 882 882 19-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.65 AUD CDI 1:1 228 228 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 14,202 14,202 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 874 874 19-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 56.65 AUD CDI 1:1 361 361 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 4,477 4,477 19-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.65 AUD CDI 1:1 7,695 7,695 19-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.65 AUD CDI 1:1 -306 -306 19-Jan-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -58,641 -58,641 19-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 173 173 19-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,055,708 1,055,708 19-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 1 1 19-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 62 62 22-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -751 -751 22-Jan-24 BlackRock Financial Management, Inc. on mkt sell 57.44 AUD CDI 1:1 -1,006 -1,006 JHX page 205 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.47 AUD CDI 1:1 -15 -15 22-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.44 AUD CDI 1:1 -1,197 -1,197 22-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.49 AUD CDI 1:1 1,581 1,581 22-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.49 AUD CDI 1:1 994 994 22-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.49 AUD CDI 1:1 933 933 22-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.49 AUD CDI 1:1 922 922 22-Jan-24 BlackRock Advisors, LLC on mkt buy 57.49 AUD CDI 1:1 8,743 8,743 22-Jan-24 BlackRock International Limited on mkt buy 57.49 AUD CDI 1:1 2,243 2,243 22-Jan-24 BlackRock Advisors, LLC on mkt buy 57.49 AUD CDI 1:1 1,335 1,335 22-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.49 AUD CDI 1:1 2,290 2,290 22-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.49 AUD CDI 1:1 1,505 1,505 22-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.49 AUD CDI 1:1 3,213 3,213 22-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 57.49 AUD CDI 1:1 1,442 1,442 22-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 57.49 AUD CDI 1:1 7,252 7,252 22-Jan-24 BlackRock Investment Management, LLC on mkt buy 57.49 AUD CDI 1:1 886 886 22-Jan-24 BlackRock Financial Management, Inc. on mkt buy 57.49 AUD CDI 1:1 1,123 1,123 22-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.49 AUD CDI 1:1 426 426 22-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.49 AUD CDI 1:1 453 453 22-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.49 AUD CDI 1:1 804 804 22-Jan-24 BlackRock Advisors, LLC on mkt buy 57.49 AUD CDI 1:1 421 421 22-Jan-24 BlackRock Financial Management, Inc. on mkt buy 57.49 AUD CDI 1:1 871 871 22-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.49 AUD CDI 1:1 730 730 22-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.49 AUD CDI 1:1 -198 -198 22-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.49 AUD CDI 1:1 291 291 22-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.49 AUD CDI 1:1 -88 -88 22-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.49 AUD CDI 1:1 -1,898 -1,898 22-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.49 AUD CDI 1:1 -409 -409 22-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 3 3 22-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1,844 -1,844 22-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,038,708 -1,038,708 22-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -225 -225 22-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -224 -224 23-Jan-24 BlackRock (Singapore) Limited on mkt buy 57.80 AUD CDI 1:1 4,920 4,920 23-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.45 AUD CDI 1:1 2,652 2,652 23-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.45 AUD CDI 1:1 738 738 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 342 342 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 342 342 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 291 291 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 776 776 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 97 97 23-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 390 390 23-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 1,525 1,525 23-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 901 901 23-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.45 AUD CDI 1:1 1,013 1,013 23-Jan-24 BlackRock Advisors, LLC on mkt buy 57.45 AUD CDI 1:1 8,081 8,081 23-Jan-24 BlackRock International Limited on mkt buy 57.45 AUD CDI 1:1 1,646 1,646 23-Jan-24 BlackRock Financial Management, Inc. on mkt buy 57.45 AUD CDI 1:1 772 772 JHX page 206 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Jan-24 BlackRock Advisors, LLC on mkt buy 57.45 AUD CDI 1:1 1,427 1,427 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 1,784 1,784 23-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 1,225 1,225 23-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.45 AUD CDI 1:1 2,487 2,487 23-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 57.45 AUD CDI 1:1 1,643 1,643 23-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 57.45 AUD CDI 1:1 6,496 6,496 23-Jan-24 BlackRock Investment Management, LLC on mkt buy 57.45 AUD CDI 1:1 733 733 23-Jan-24 BlackRock Financial Management, Inc. on mkt buy 57.45 AUD CDI 1:1 825 825 23-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 AUD CDI 1:1 -4,673 -4,673 23-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.45 AUD CDI 1:1 -553 -553 23-Jan-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -34 -34 23-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -1 -1 23-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4 -4 23-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2,375 2,375 23-Jan-24 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -1 -1 24-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 728 728 24-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,092 1,092 24-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,655 11,655 24-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,864 -9,864 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.81 AUD CDI 1:1 -1,087 -1,087 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.81 AUD CDI 1:1 -75 -75 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.81 AUD CDI 1:1 -226 -226 24-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.98 AUD CDI 1:1 1,039 1,039 24-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.98 AUD CDI 1:1 912 912 24-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.98 AUD CDI 1:1 429 429 24-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.98 AUD CDI 1:1 1,304 1,304 24-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.98 AUD CDI 1:1 -124 -124 24-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.98 AUD CDI 1:1 -271 -271 24-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.98 AUD CDI 1:1 -2,345 -2,345 24-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.98 AUD CDI 1:1 -725 -725 24-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.98 AUD CDI 1:1 -3,199 -3,199 24-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 55.98 AUD CDI 1:1 -1,936 -1,936 24-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.98 AUD CDI 1:1 -502 -502 24-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 55.98 AUD CDI 1:1 -7,161 -7,161 24-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 55.98 AUD CDI 1:1 -237 -237 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.98 AUD CDI 1:1 115 115 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.98 AUD CDI 1:1 440 440 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.98 AUD CDI 1:1 393 393 24-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 55.98 AUD CDI 1:1 5,464 5,464 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.98 AUD CDI 1:1 9,134 9,134 24-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.98 AUD CDI 1:1 3,044 3,044 24-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,125 1,125 24-Jan-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -212 -212 24-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 64 64 25-Jan-24 BlackRock Financial Management, Inc. on mkt sell 55.70 AUD CDI 1:1 -467 -467 JHX page 207 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 25-Jan-24 BlackRock Capital Management, Inc. on mkt sell 55.63 AUD CDI 1:1 -1,693 -1,693 25-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.63 AUD CDI 1:1 -5,461 -5,461 25-Jan-24 BlackRock Financial Management, Inc. on mkt sell 55.64 AUD CDI 1:1 -5,503 -5,503 25-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,082 2,082 25-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,164 4,164 25-Jan-24 BlackRock (Singapore) Limited on mkt buy 55.60 AUD CDI 1:1 68 68 25-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.56 AUD CDI 1:1 399 399 25-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.56 AUD CDI 1:1 -58 -58 25-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.56 AUD CDI 1:1 -271 -271 25-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.56 AUD CDI 1:1 69 69 25-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.56 AUD CDI 1:1 238 238 25-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 55.56 AUD CDI 1:1 287 287 25-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.56 AUD CDI 1:1 8,596 8,596 25-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.56 AUD CDI 1:1 3,621 3,621 25-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.56 AUD CDI 1:1 561 561 25-Jan-24 BlackRock Japan Co., Ltd. on mkt buy 55.56 AUD CDI 1:1 654 654 25-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 55.56 AUD CDI 1:1 -1,946 -1,946 25-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.56 AUD CDI 1:1 346 346 25-Jan-24 BlackRock Financial Management, Inc. on mkt buy 55.56 AUD CDI 1:1 589 589 25-Jan-24 BlackRock Investment Management, LLC on mkt buy 55.56 AUD CDI 1:1 309 309 25-Jan-24 BlackRock International Limited on mkt buy 55.56 AUD CDI 1:1 502 502 25-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.56 AUD CDI 1:1 700 700 25-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,164 4,164 25-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 21,204 21,204 25-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -3,398 -3,398 26-Jan-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -21,204 -21,204 26-Jan-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -15,432 -15,432 29-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 327 327 29-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,380 10,380 29-Jan-24 BlackRock Financial Management, Inc. on mkt sell 57.32 AUD CDI 1:1 -3,087 -3,087 29-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.46 AUD CDI 1:1 -2,096 -2,096 29-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.46 AUD CDI 1:1 -2,421 -2,421 29-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.46 AUD CDI 1:1 342 342 29-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.46 AUD CDI 1:1 294 294 29-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.46 AUD CDI 1:1 784 784 29-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 57.46 AUD CDI 1:1 1,992 1,992 29-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.46 AUD CDI 1:1 -63 -63 29-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.46 AUD CDI 1:1 -189 -189 29-Jan-24 BlackRock Capital Management, Inc. on mkt sell 57.27 AUD CDI 1:1 -877 -877 29-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.30 AUD CDI 1:1 -2,554 -2,554 29-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.31 AUD CDI 1:1 -4,866 -4,866 29-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.46 AUD CDI 1:1 66 66 29-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.46 AUD CDI 1:1 207 207 29-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 57.46 AUD CDI 1:1 -1,463 -1,463 29-Jan-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.46 AUD CDI 1:1 -2,182 -2,182 29-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.46 AUD CDI 1:1 -4,929 -4,929 29-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.46 AUD CDI 1:1 3,011 3,011 29-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 57.46 AUD CDI 1:1 187 187 29-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.46 AUD CDI 1:1 1,398 1,398 30-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.69 AUD CDI 1:1 100 100 JHX page 208 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Jan-24 BlackRock Investment Management, LLC on mkt buy 57.69 AUD CDI 1:1 70 70 30-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,964 -6,964 30-Jan-24 BlackRock Japan Co., Ltd. on mkt sell 57.44 AUD CDI 1:1 -21,698 -21,698 30-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 57.66 AUD CDI 1:1 3,882 3,882 30-Jan-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.66 AUD CDI 1:1 34 34 30-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.66 AUD CDI 1:1 -981 -981 30-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 57.66 AUD CDI 1:1 -11,227 -11,227 30-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 3,282 3,282 31-Jan-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,727 2,727 31-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.16 AUD CDI 1:1 -374 -374 31-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.16 AUD CDI 1:1 -50 -50 31-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.16 AUD CDI 1:1 -140 -140 31-Jan-24 BlackRock Financial Management, Inc. on mkt buy 58.22 AUD CDI 1:1 7,133 7,133 31-Jan-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.22 AUD CDI 1:1 1,054 1,054 31-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -216 -216 31-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 58.21 AUD CDI 1:1 294 294 31-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -153 -153 31-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 58.22 AUD CDI 1:1 1,412 1,412 31-Jan-24 BlackRock Advisors, LLC on mkt buy 58.22 AUD CDI 1:1 2,906 2,906 31-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 58.22 AUD CDI 1:1 29,206 29,206 31-Jan-24 BlackRock Advisors (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -368 -368 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -190 -190 31-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.21 AUD CDI 1:1 -10,258 -10,258 31-Jan-24 BlackRock Asset Management Canada Limited on mkt buy 58.22 AUD CDI 1:1 3,385 3,385 31-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.21 AUD CDI 1:1 -730 -730 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -571 -571 31-Jan-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.21 AUD CDI 1:1 -825 -825 31-Jan-24 BlackRock Advisors (UK) Limited on mkt buy 58.22 AUD CDI 1:1 4,374 4,374 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 58.22 AUD CDI 1:1 7,701 7,701 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 58.22 AUD CDI 1:1 24,802 24,802 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -563 -563 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 58.22 AUD CDI 1:1 18,359 18,359 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt buy 58.22 AUD CDI 1:1 2,095 2,095 31-Jan-24 BlackRock Investment Management (UK) Limited on mkt sell 58.21 AUD CDI 1:1 -1,847 -1,847 31-Jan-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 17,922 17,922 01-Feb-24 BlackRock Financial Management, Inc. on mkt buy 57.60 AUD CDI 1:1 8,592 8,592 01-Feb-24 BlackRock Financial Management, Inc. on mkt sell 57.50 AUD CDI 1:1 -682 -682 01-Feb-24 BlackRock Asset Management Canada Limited on mkt sell 57.65 AUD CDI 1:1 -3,324 -3,324 01-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,030 -2,030 01-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.54 AUD CDI 1:1 328 328 01-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.69 AUD CDI 1:1 432 432 01-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.69 AUD CDI 1:1 1,176 1,176 01-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.69 AUD CDI 1:1 392 392 01-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 57.69 AUD CDI 1:1 -95 -95 01-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 57.69 AUD CDI 1:1 -65 -65 01-Feb-24 BlackRock Capital Management, Inc. on mkt buy 57.69 AUD CDI 1:1 1,451 1,451 JHX page 209 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.69 AUD CDI 1:1 5,466 5,466 01-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.69 AUD CDI 1:1 93 93 01-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.69 AUD CDI 1:1 308 308 01-Feb-24 BlackRock Advisors, LLC on mkt buy 57.69 AUD CDI 1:1 201 201 01-Feb-24 BlackRock Japan Co., Ltd. on mkt buy 57.69 AUD CDI 1:1 974 974 01-Feb-24 BlackRock Advisors, LLC on mkt buy 57.69 AUD CDI 1:1 667 667 01-Feb-24 BlackRock Advisors, LLC on mkt buy 57.69 AUD CDI 1:1 8 8 01-Feb-24 BlackRock Advisors, LLC on mkt buy 57.69 AUD CDI 1:1 74 74 01-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 57.69 AUD CDI 1:1 533 533 01-Feb-24 BlackRock Investment Management, LLC on mkt buy 57.69 AUD CDI 1:1 3,044 3,044 01-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.69 AUD CDI 1:1 303 303 01-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.69 AUD CDI 1:1 3,312 3,312 01-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -42 -42 02-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.42 AUD CDI 1:1 4,341 4,341 02-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.22 AUD CDI 1:1 2,965 2,965 02-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.22 AUD CDI 1:1 810 810 02-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.22 AUD CDI 1:1 699 699 02-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.35 AUD CDI 1:1 1,041 1,041 02-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.35 AUD CDI 1:1 3,123 3,123 02-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.35 AUD CDI 1:1 324 324 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 1,628 1,628 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 270 270 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 5,133 5,133 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 851 851 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 6,434 6,434 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 1,065 1,065 02-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.35 AUD CDI 1:1 62 62 02-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.35 AUD CDI 1:1 369 369 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 1,056 1,056 02-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.35 AUD CDI 1:1 175 175 02-Feb-24 BlackRock Institutional Trust Company, National Association on mkt sell 59.35 AUD CDI 1:1 -1,258 -1,258 02-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.35 AUD CDI 1:1 646 646 02-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.35 AUD CDI 1:1 106 106 02-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -21,162 -21,162 05-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,248 6,248 05-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -751 -751 05-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,040 -3,040 05-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.60 AUD CDI 1:1 257 257 05-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.60 AUD CDI 1:1 500 500 05-Feb-24 BlackRock Financial Management, Inc. on mkt buy 59.27 AUD CDI 1:1 8,855 8,855 05-Feb-24 BlackRock Capital Management, Inc. on mkt buy 59.32 AUD CDI 1:1 2,981 2,981 05-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.32 AUD CDI 1:1 5,964 5,964 05-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.32 AUD CDI 1:1 23,085 23,085 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 2,082 2,082 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 8,328 8,328 JHX page 210 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 3,123 3,123 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 324 324 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 228 228 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 582 582 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 100 100 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 540 540 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 87 87 05-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 294 294 05-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 2,424 2,424 05-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 69,646 69,646 05-Feb-24 BlackRock Investment Management, LLC on mkt sell 59.07 AUD CDI 1:1 -1,612 -1,612 05-Feb-24 BlackRock Advisors, LLC on mkt buy 59.07 AUD CDI 1:1 783 783 05-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.07 AUD CDI 1:1 727 727 06-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.69 AUD CDI 1:1 108 108 06-Feb-24 BlackRock Investment Management, LLC on mkt buy 58.69 AUD CDI 1:1 88 88 06-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.60 AUD CDI 1:1 738 738 06-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.72 AUD CDI 1:1 29,036 29,036 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 2,080 2,080 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 114 114 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 285 285 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 582 582 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 970 970 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 329 329 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 329 329 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 439 439 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 270 270 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 174 174 06-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.60 AUD CDI 1:1 1,467 1,467 06-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.60 AUD CDI 1:1 1,180 1,180 06-Feb-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 356 356 06-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 388 388 06-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 325 325 07-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.77 AUD CDI 1:1 -3,043 -3,043 07-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.53 AUD CDI 1:1 20,413 20,413 07-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.53 AUD CDI 1:1 3,664 3,664 07-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.53 AUD CDI 1:1 3,624 3,624 07-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.43 AUD CDI 1:1 1,040 1,040 07-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.43 AUD CDI 1:1 2,080 2,080 07-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.43 AUD CDI 1:1 291 291 07-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 58.43 AUD CDI 1:1 -192 -192 07-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 58.43 AUD CDI 1:1 -2,067 -2,067 07-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.43 AUD CDI 1:1 285 285 07-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.43 AUD CDI 1:1 87 87 07-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 58.43 AUD CDI 1:1 -1,970 -1,970 07-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.43 AUD CDI 1:1 2,848 2,848 07-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.43 AUD CDI 1:1 7,250 7,250 07-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.43 AUD CDI 1:1 313 313 07-Feb-24 BlackRock Investment Management, LLC on mkt buy 58.43 AUD CDI 1:1 414 414 07-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,920 3,920 07-Feb-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -69 -69 07-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 654,569 654,569 07-Feb-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 2 2 JHX page 211 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -144 -144 07-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 39 39 07-Feb-24 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 4 4 08-Feb-24 BlackRock Capital Management, Inc. on mkt buy 59.02 AUD CDI 1:1 1,699 1,699 08-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.02 AUD CDI 1:1 11,031 11,031 08-Feb-24 BlackRock Financial Management, Inc. on mkt buy 59.03 AUD CDI 1:1 12,970 12,970 08-Feb-24 BlackRock Financial Management, Inc. on mkt buy 59.04 AUD CDI 1:1 6,929 6,929 08-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 58.93 AUD CDI 1:1 -665 -665 08-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 58.93 AUD CDI 1:1 -570 -570 08-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.93 AUD CDI 1:1 327 327 08-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.93 AUD CDI 1:1 87 87 08-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.93 AUD CDI 1:1 660 660 08-Feb-24 BlackRock Financial Management, Inc. on mkt buy 58.93 AUD CDI 1:1 565 565 08-Feb-24 BlackRock Advisors, LLC on mkt buy 58.93 AUD CDI 1:1 128 128 08-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.93 AUD CDI 1:1 9,370 9,370 08-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.93 AUD CDI 1:1 940 940 08-Feb-24 BlackRock Investment Management, LLC on mkt buy 58.93 AUD CDI 1:1 983 983 08-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.93 AUD CDI 1:1 435 435 08-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.93 AUD CDI 1:1 -1,693 -1,693 08-Feb-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -288 -288 08-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 775 775 08-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,238,262 1,238,262 08-Feb-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2 -2 08-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -244 -244 08-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -364 -364 08-Feb-24 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ADR 1:1 -4 -4 09-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 59.15 AUD CDI 1:1 -470 -470 09-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 59.02 AUD CDI 1:1 -6,497 -6,497 09-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.28 AUD CDI 1:1 114 114 09-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.28 AUD CDI 1:1 291 291 09-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.28 AUD CDI 1:1 65 65 09-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.28 AUD CDI 1:1 56 56 09-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.28 AUD CDI 1:1 292 292 09-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.28 AUD CDI 1:1 1,842 1,842 09-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.28 AUD CDI 1:1 4,723 4,723 09-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.28 AUD CDI 1:1 12,145 12,145 09-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.28 AUD CDI 1:1 365 365 09-Feb-24 BlackRock Financial Management, Inc. on mkt buy 59.28 AUD CDI 1:1 316 316 09-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.28 AUD CDI 1:1 553 553 09-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.28 AUD CDI 1:1 689 689 09-Feb-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 609 609 09-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -775 -775 09-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,892,831 -1,892,831 09-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 473 473 JHX page 212 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 14 14 12-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.25 AUD CDI 1:1 1,171 1,171 12-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.25 AUD CDI 1:1 16,124 16,124 12-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.20 AUD CDI 1:1 276 276 12-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.20 AUD CDI 1:1 485 485 12-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.20 AUD CDI 1:1 1,067 1,067 12-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.20 AUD CDI 1:1 315 315 12-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.20 AUD CDI 1:1 56 56 12-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.20 AUD CDI 1:1 325 325 12-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.20 AUD CDI 1:1 334 334 12-Feb-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -609 -609 12-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,083,750 2,083,750 12-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -473 -473 12-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 870 870 13-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 55.04 AUD CDI 1:1 71 71 13-Feb-24 BlackRock Investment Management, LLC on mkt buy 55.04 AUD CDI 1:1 58 58 13-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 54.19 AUD CDI 1:1 90 90 13-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 54.19 AUD CDI 1:1 873 873 13-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 54.19 AUD CDI 1:1 -192 -192 13-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.19 AUD CDI 1:1 57 57 13-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.19 AUD CDI 1:1 174 174 13-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.19 AUD CDI 1:1 8,291 8,291 13-Feb-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 883 883 13-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -883 -883 14-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,083 2,083 14-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,220 -6,220 14-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.29 AUD CDI 1:1 -2,666 -2,666 14-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.42 AUD CDI 1:1 3,528 3,528 14-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 55.42 AUD CDI 1:1 -264 -264 14-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 171 171 14-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 485 485 14-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 153 153 14-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 128 128 14-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 128 128 14-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.42 AUD CDI 1:1 103 103 14-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.42 AUD CDI 1:1 439 439 14-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.42 AUD CDI 1:1 779 779 14-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.42 AUD CDI 1:1 -510 -510 14-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 55.42 AUD CDI 1:1 10,846 10,846 14-Feb-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.42 AUD CDI 1:1 -468 -468 14-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -17,410 -17,410 14-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 5 5 14-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,100,763 -2,100,763 14-Feb-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -883 -883 14-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 15-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 56.10 AUD CDI 1:1 -446 -446 JHX page 213 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 56.10 AUD CDI 1:1 -241 -241 15-Feb-24 BlackRock Capital Management, Inc. on mkt sell 56.84 AUD CDI 1:1 -2,086 -2,086 15-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.84 AUD CDI 1:1 -5,589 -5,589 15-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,083 2,083 15-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,005 1,005 15-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 808 808 15-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,121 2,121 15-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.99 AUD CDI 1:1 4,410 4,410 15-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.99 AUD CDI 1:1 738 738 15-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 56.99 AUD CDI 1:1 -1,048 -1,048 15-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.99 AUD CDI 1:1 399 399 15-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.99 AUD CDI 1:1 679 679 15-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.99 AUD CDI 1:1 873 873 15-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.99 AUD CDI 1:1 64 64 15-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.99 AUD CDI 1:1 816 816 15-Feb-24 BlackRock Advisors, LLC on mkt buy 56.99 AUD CDI 1:1 39 39 15-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 56.99 AUD CDI 1:1 -1,860 -1,860 15-Feb-24 BlackRock Investment Management, LLC on mkt buy 56.99 AUD CDI 1:1 429 429 15-Feb-24 BlackRock Advisors, LLC on mkt buy 56.99 AUD CDI 1:1 3,446 3,446 15-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5 -5 15-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1 1 16-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 995 995 16-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,248 6,248 16-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 291 291 16-Feb-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -103,255 -103,255 16-Feb-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -79,409 -79,409 16-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.30 AUD CDI 1:1 13 13 16-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 1,042 1,042 16-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 969 969 16-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 171 171 16-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 171 171 16-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 388 388 16-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 57.30 AUD CDI 1:1 -288 -288 16-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.30 AUD CDI 1:1 176 176 16-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.30 AUD CDI 1:1 -2,341 -2,341 16-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.30 AUD CDI 1:1 -5,775 -5,775 16-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.30 AUD CDI 1:1 -7,874 -7,874 16-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.30 AUD CDI 1:1 -665 -665 16-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.30 AUD CDI 1:1 72 72 16-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.30 AUD CDI 1:1 250 250 16-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.30 AUD CDI 1:1 185 185 16-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 57.30 AUD CDI 1:1 4,162 4,162 16-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1 -1 19-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.30 AUD CDI 1:1 328 328 19-Feb-24 BlackRock Financial Management, Inc. on mkt sell 56.54 AUD CDI 1:1 -480 -480 19-Feb-24 BlackRock Capital Management, Inc. on mkt sell 56.52 AUD CDI 1:1 -372 -372 19-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.52 AUD CDI 1:1 -1,655 -1,655 19-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.50 AUD CDI 1:1 -2,277 -2,277 19-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.57 AUD CDI 1:1 -2,397 -2,397 19-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.57 AUD CDI 1:1 27 27 JHX page 214 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.57 AUD CDI 1:1 146 146 19-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.57 AUD CDI 1:1 487 487 19-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 52,123 52,123 20-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,960 1,960 20-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,568 1,568 20-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,082 2,082 20-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,218 1,218 20-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.15 AUD CDI 1:1 -19,030 -19,030 20-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.14 AUD CDI 1:1 -11,470 -11,470 20-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 56.54 AUD CDI 1:1 -2,100 -2,100 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 107 107 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 684 684 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 228 228 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 101 101 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 2,145 2,145 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 327 327 20-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 64 64 20-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.54 AUD CDI 1:1 81 81 20-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.54 AUD CDI 1:1 249 249 20-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.54 AUD CDI 1:1 796 796 20-Feb-24 BlackRock Asset Management North Asia Limited on mkt sell 56.54 AUD CDI 1:1 -3,425 -3,425 20-Feb-24 BlackRock (Singapore) Limited in specie n/a AUD CDI 1:1 1,754 1,754 20-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -5,292 -5,292 21-Feb-24 BlackRock Advisors, LLC on mkt buy 57.09 AUD CDI 1:1 8,314 8,314 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.09 AUD CDI 1:1 958 958 21-Feb-24 BlackRock Advisors, LLC on mkt buy 57.09 AUD CDI 1:1 71 71 21-Feb-24 BlackRock Advisors, LLC on mkt buy 57.09 AUD CDI 1:1 2,137 2,137 21-Feb-24 BlackRock Investment Management, LLC on mkt buy 57.09 AUD CDI 1:1 1,332 1,332 21-Feb-24 BlackRock (Singapore) Limited on mkt buy 57.09 AUD CDI 1:1 7,031 7,031 21-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 57.09 AUD CDI 1:1 369 369 21-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.09 AUD CDI 1:1 102 102 21-Feb-24 BlackRock Investment Management, LLC on mkt buy 57.09 AUD CDI 1:1 304 304 21-Feb-24 BlackRock Investment Management, LLC on mkt buy 57.09 AUD CDI 1:1 991 991 21-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 654 654 21-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,995 4,995 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.02 AUD CDI 1:1 2,486 2,486 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.02 AUD CDI 1:1 68 68 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.02 AUD CDI 1:1 44 44 21-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.13 AUD CDI 1:1 -2,634 -2,634 21-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 57.13 AUD CDI 1:1 -1,470 -1,470 21-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 57.13 AUD CDI 1:1 4,104 4,104 21-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.13 AUD CDI 1:1 285 285 21-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 57.13 AUD CDI 1:1 194 194 21-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 57.13 AUD CDI 1:1 -153 -153 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.13 AUD CDI 1:1 41 41 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.13 AUD CDI 1:1 132 132 21-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.13 AUD CDI 1:1 558 558 21-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 57.13 AUD CDI 1:1 5,097 5,097 JHX page 215 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.13 AUD CDI 1:1 -483 -483 21-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 8,466 8,466 22-Feb-24 BlackRock Advisors, LLC on mkt buy 57.73 AUD CDI 1:1 8,069 8,069 22-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.73 AUD CDI 1:1 930 930 22-Feb-24 BlackRock Advisors, LLC on mkt buy 57.73 AUD CDI 1:1 68 68 22-Feb-24 BlackRock Advisors, LLC on mkt buy 57.73 AUD CDI 1:1 2,075 2,075 22-Feb-24 BlackRock Investment Management, LLC on mkt buy 57.73 AUD CDI 1:1 1,293 1,293 22-Feb-24 BlackRock (Singapore) Limited on mkt buy 57.73 AUD CDI 1:1 6,824 6,824 22-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.73 AUD CDI 1:1 99 99 22-Feb-24 BlackRock Investment Management, LLC on mkt buy 57.73 AUD CDI 1:1 962 962 22-Feb-24 BlackRock Capital Management, Inc. on mkt sell 57.85 AUD CDI 1:1 -713 -713 22-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.85 AUD CDI 1:1 -4,948 -4,948 22-Feb-24 BlackRock Institutional Trust Company, National Association on mkt sell 58.10 AUD CDI 1:1 -1,524 -1,524 22-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.10 AUD CDI 1:1 54 54 22-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.10 AUD CDI 1:1 316 316 22-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.10 AUD CDI 1:1 544 544 22-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.10 AUD CDI 1:1 70 70 22-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 58.10 AUD CDI 1:1 712 712 22-Feb-24 BlackRock Japan Co., Ltd. on mkt buy 58.10 AUD CDI 1:1 1,446 1,446 22-Feb-24 BlackRock Japan Co., Ltd. on mkt buy 58.10 AUD CDI 1:1 1,320 1,320 22-Feb-24 BlackRock Advisors, LLC on mkt buy 58.10 AUD CDI 1:1 46 46 22-Feb-24 BlackRock Financial Management, Inc. on mkt buy 58.10 AUD CDI 1:1 523 523 22-Feb-24 BlackRock Investment Management, LLC on mkt buy 58.10 AUD CDI 1:1 332 332 22-Feb-24 BlackRock Investment Management, LLC on mkt buy 58.10 AUD CDI 1:1 1,600 1,600 22-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,772 -10,772 23-Feb-24 BlackRock Advisors, LLC on mkt buy 59.09 AUD CDI 1:1 8,070 8,070 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.09 AUD CDI 1:1 929 929 23-Feb-24 BlackRock Advisors, LLC on mkt buy 59.09 AUD CDI 1:1 68 68 23-Feb-24 BlackRock Advisors, LLC on mkt buy 59.09 AUD CDI 1:1 2,075 2,075 23-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.09 AUD CDI 1:1 1,292 1,292 23-Feb-24 BlackRock (Singapore) Limited on mkt buy 59.09 AUD CDI 1:1 6,825 6,825 23-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.09 AUD CDI 1:1 99 99 23-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.09 AUD CDI 1:1 962 962 23-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,964 -6,964 23-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 58.88 AUD CDI 1:1 -2,088 -2,088 23-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.88 AUD CDI 1:1 388 388 23-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.88 AUD CDI 1:1 -1,578 -1,578 23-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.88 AUD CDI 1:1 -2,053 -2,053 23-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.88 AUD CDI 1:1 -12,352 -12,352 23-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.88 AUD CDI 1:1 -434 -434 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.88 AUD CDI 1:1 94 94 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.88 AUD CDI 1:1 452 452 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.88 AUD CDI 1:1 1,130 1,130 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.88 AUD CDI 1:1 2,759 2,759 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.88 AUD CDI 1:1 1,246 1,246 JHX page 216 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.88 AUD CDI 1:1 2,933 2,933 23-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,232 1,232 23-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 31 31 26-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,218 1,218 26-Feb-24 BlackRock Financial Management, Inc. on mkt sell 58.56 AUD CDI 1:1 -3,093 -3,093 26-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 58.54 AUD CDI 1:1 -1,808 -1,808 26-Feb-24 BlackRock Capital Management, Inc. on mkt sell 58.52 AUD CDI 1:1 -993 -993 26-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.68 AUD CDI 1:1 13 13 26-Feb-24 BlackRock Japan Co., Ltd. on mkt sell 58.29 AUD CDI 1:1 -17,960 -17,960 26-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.68 AUD CDI 1:1 101 101 26-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 58.68 AUD CDI 1:1 167 167 26-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.68 AUD CDI 1:1 41 41 26-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.68 AUD CDI 1:1 178 178 26-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.68 AUD CDI 1:1 665 665 26-Feb-24 BlackRock Advisors, LLC on mkt buy 58.68 AUD CDI 1:1 1,179 1,179 26-Feb-24 BlackRock Advisors, LLC on mkt sell 58.68 AUD CDI 1:1 -274 -274 26-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 1.00 AUD CDI 1:1 -850 -850 26-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 1.00 AUD CDI 1:1 850 850 26-Feb-24 BlackRock Investment Management, LLC on mkt sell 1.00 AUD CDI 1:1 -698 -698 26-Feb-24 BlackRock Investment Management, LLC on mkt buy 1.00 AUD CDI 1:1 698 698 26-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,290,345 2,290,345 27-Feb-24 BlackRock Advisors, LLC on mkt buy 59.21 AUD CDI 1:1 7,823 7,823 27-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.21 AUD CDI 1:1 908 908 27-Feb-24 BlackRock Advisors, LLC on mkt buy 59.21 AUD CDI 1:1 66 66 27-Feb-24 BlackRock Advisors, LLC on mkt buy 59.21 AUD CDI 1:1 2,009 2,009 27-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.21 AUD CDI 1:1 1,253 1,253 27-Feb-24 BlackRock (Singapore) Limited on mkt buy 59.21 AUD CDI 1:1 6,588 6,588 27-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.21 AUD CDI 1:1 186 186 27-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.21 AUD CDI 1:1 152 152 27-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.21 AUD CDI 1:1 933 933 27-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.03 AUD CDI 1:1 882 882 27-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.03 AUD CDI 1:1 741 741 27-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.03 AUD CDI 1:1 13 13 27-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 59.03 AUD CDI 1:1 -1,044 -1,044 27-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.03 AUD CDI 1:1 873 873 27-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.03 AUD CDI 1:1 765 765 27-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.03 AUD CDI 1:1 331 331 27-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.03 AUD CDI 1:1 166 166 27-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.03 AUD CDI 1:1 176 176 27-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.03 AUD CDI 1:1 54 54 27-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.03 AUD CDI 1:1 275 275 27-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.03 AUD CDI 1:1 779 779 27-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 59.03 AUD CDI 1:1 -1,847 -1,847 27-Feb-24 BlackRock Advisors, LLC on mkt buy 59.03 AUD CDI 1:1 1,622 1,622 27-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 59.03 AUD CDI 1:1 -3,767 -3,767 27-Feb-24 BlackRock Institutional Trust Company, National Association on mkt sell 59.03 AUD CDI 1:1 -807 -807 27-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 59.03 AUD CDI 1:1 732 732 JHX page 217 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 59.03 AUD CDI 1:1 1,529 1,529 27-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,290,922 -2,290,922 27-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 117 117 28-Feb-24 BlackRock Advisors, LLC on mkt buy 59.67 AUD CDI 1:1 7,593 7,593 28-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.67 AUD CDI 1:1 881 881 28-Feb-24 BlackRock Advisors, LLC on mkt buy 59.67 AUD CDI 1:1 64 64 28-Feb-24 BlackRock Advisors, LLC on mkt buy 59.67 AUD CDI 1:1 1,950 1,950 28-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.67 AUD CDI 1:1 1,217 1,217 28-Feb-24 BlackRock (Singapore) Limited on mkt buy 59.67 AUD CDI 1:1 6,395 6,395 28-Feb-24 BlackRock Investment Management, LLC on mkt buy 59.67 AUD CDI 1:1 905 905 28-Feb-24 BlackRock Japan Co., Ltd. on mkt sell 59.73 AUD CDI 1:1 -17,960 -17,960 28-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 59.58 AUD CDI 1:1 -2,092 -2,092 28-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 59.58 AUD CDI 1:1 -4,184 -4,184 28-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 59.58 AUD CDI 1:1 -3,138 -3,138 28-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.58 AUD CDI 1:1 490 490 28-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.58 AUD CDI 1:1 153 153 28-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.58 AUD CDI 1:1 429 429 28-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 59.58 AUD CDI 1:1 658 658 28-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.58 AUD CDI 1:1 105 105 28-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.58 AUD CDI 1:1 466 466 28-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.58 AUD CDI 1:1 1,205 1,205 28-Feb-24 BlackRock Investment Management (Australia) Limited on mkt sell 59.58 AUD CDI 1:1 -291 -291 28-Feb-24 BlackRock Advisors (UK) Limited on mkt sell 59.58 AUD CDI 1:1 -1,443 -1,443 28-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.58 AUD CDI 1:1 97 97 28-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 59.58 AUD CDI 1:1 -5,623 -5,623 28-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 59.58 AUD CDI 1:1 12,528 12,528 28-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.58 AUD CDI 1:1 2,213 2,213 28-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 248 248 28-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 115 115 28-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -143 -143 29-Feb-24 BlackRock Advisors, LLC on mkt buy 60.34 AUD CDI 1:1 7,594 7,594 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.34 AUD CDI 1:1 881 881 29-Feb-24 BlackRock Advisors, LLC on mkt buy 60.34 AUD CDI 1:1 64 64 29-Feb-24 BlackRock Advisors, LLC on mkt buy 60.34 AUD CDI 1:1 1,950 1,950 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.34 AUD CDI 1:1 1,216 1,216 29-Feb-24 BlackRock (Singapore) Limited on mkt buy 60.34 AUD CDI 1:1 6,395 6,395 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.34 AUD CDI 1:1 905 905 29-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 868 868 29-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,061 2,061 29-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 915 915 29-Feb-24 BlackRock Capital Management, Inc. on mkt buy 60.49 AUD CDI 1:1 288 288 29-Feb-24 BlackRock Financial Management, Inc. on mkt sell 60.52 AUD CDI 1:1 -3,601 -3,601 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.61 AUD CDI 1:1 -160,559 -160,559 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.61 AUD CDI 1:1 -45,753 -45,753 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 342 342 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -1,100 -1,100 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 74 74 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 518 518 JHX page 218 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 1,388 1,388 29-Feb-24 BlackRock Asset Management North Asia Limited on mkt buy 60.75 AUD CDI 1:1 515 515 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -1,055 -1,055 29-Feb-24 BlackRock Japan Co., Ltd. on mkt buy 60.75 AUD CDI 1:1 1,692 1,692 29-Feb-24 BlackRock Japan Co., Ltd. on mkt buy 60.75 AUD CDI 1:1 525 525 29-Feb-24 BlackRock Japan Co., Ltd. on mkt buy 60.75 AUD CDI 1:1 606 606 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 349 349 29-Feb-24 BlackRock Advisors, LLC on mkt buy 60.75 AUD CDI 1:1 49 49 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 2,402 2,402 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 654 654 29-Feb-24 BlackRock Asset Management Canada Limited on mkt sell 60.75 AUD CDI 1:1 -10,293 -10,293 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.75 AUD CDI 1:1 11 11 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 44 44 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 5,897 5,897 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 2,523 2,523 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 61 61 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 14 14 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 200 200 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 3,210 3,210 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -770 -770 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -501 -501 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 591 591 29-Feb-24 BlackRock Financial Management, Inc. on mkt sell 60.75 AUD CDI 1:1 -585 -585 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 1,969 1,969 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.75 AUD CDI 1:1 1,403 1,403 29-Feb-24 BlackRock Investment Management, LLC on mkt sell 60.75 AUD CDI 1:1 -926 -926 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 191 191 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 1,041 1,041 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 6,530 6,530 29-Feb-24 BlackRock Asset Management North Asia Limited on mkt buy 60.75 AUD CDI 1:1 465 465 29-Feb-24 BlackRock Asset Management North Asia Limited on mkt buy 60.75 AUD CDI 1:1 885 885 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 315 315 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 598 598 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.75 AUD CDI 1:1 10 10 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.75 AUD CDI 1:1 24 24 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 40 40 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 80 80 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 5,330 5,330 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 10,075 10,075 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 108 108 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 55 55 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 12 12 JHX page 219 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 27 27 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 180 180 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 346 346 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 5,487 5,487 29-Feb-24 BlackRock Asset Management Canada Limited on mkt buy 60.75 AUD CDI 1:1 2,903 2,903 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 172 172 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 331 331 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 445 445 29-Feb-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.75 AUD CDI 1:1 23,675 23,675 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 258 258 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -283 -283 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 874 874 29-Feb-24 BlackRock Advisors, LLC on mkt buy 60.75 AUD CDI 1:1 1,908 1,908 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 1,193 1,193 29-Feb-24 BlackRock Financial Management, Inc. on mkt buy 60.75 AUD CDI 1:1 698 698 29-Feb-24 BlackRock Financial Management, Inc. on mkt buy 60.75 AUD CDI 1:1 486 486 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 872 872 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.75 AUD CDI 1:1 503 503 29-Feb-24 BlackRock Financial Management, Inc. on mkt buy 60.75 AUD CDI 1:1 413 413 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 1,824 1,824 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 5,561 5,561 29-Feb-24 BlackRock Advisors, LLC on mkt buy 60.75 AUD CDI 1:1 416 416 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 391 391 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 15,011 15,011 29-Feb-24 BlackRock Advisors (UK) Limited on mkt buy 60.75 AUD CDI 1:1 1,755 1,755 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 596 596 29-Feb-24 BlackRock Fund Advisors on mkt sell 60.75 AUD CDI 1:1 -18,765 -18,765 29-Feb-24 BlackRock Fund Advisors on mkt buy 60.75 AUD CDI 1:1 8,096 8,096 29-Feb-24 BlackRock Investment Management, LLC on mkt buy 60.75 AUD CDI 1:1 559 559 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt buy 60.75 AUD CDI 1:1 1,248 1,248 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -206 -206 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -43,016 -43,016 29-Feb-24 BlackRock Investment Management (UK) Limited on mkt sell 60.75 AUD CDI 1:1 -12,258 -12,258 29-Feb-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.75 AUD CDI 1:1 7,746 7,746 29-Feb-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 366 366 29-Feb-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,473,810 1,473,810 29-Feb-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -115 -115 29-Feb-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 31 31 01-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,268 2,268 01-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,964 -6,964 01-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.28 AUD CDI 1:1 -162 -162 01-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.28 AUD CDI 1:1 -1,054 -1,054 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 114 114 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 399 399 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 776 776 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 485 485 01-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.28 AUD CDI 1:1 -192 -192 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 429 429 01-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.28 AUD CDI 1:1 -429 -429 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 678 678 01-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.28 AUD CDI 1:1 87 87 JHX page 220 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 01-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.28 AUD CDI 1:1 277 277 01-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.28 AUD CDI 1:1 84 84 01-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.28 AUD CDI 1:1 469 469 01-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.28 AUD CDI 1:1 1,012 1,012 01-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.28 AUD CDI 1:1 409 409 01-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.28 AUD CDI 1:1 284 284 01-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.28 AUD CDI 1:1 1,210 1,210 01-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 61.28 AUD CDI 1:1 -587 -587 01-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.28 AUD CDI 1:1 2,316 2,316 01-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,956 -4,956 01-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 16,550 16,550 01-Mar-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 1 1 01-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,484,367 -1,484,367 01-Mar-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 2 2 01-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -34 -34 04-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 61.47 AUD CDI 1:1 -1,768 -1,768 04-Mar-24 BlackRock Financial Management, Inc. on mkt sell 61.48 AUD CDI 1:1 -8,665 -8,665 04-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.51 AUD CDI 1:1 81 81 04-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.51 AUD CDI 1:1 428 428 04-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.51 AUD CDI 1:1 1,443 1,443 04-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 61.51 AUD CDI 1:1 -1,417 -1,417 04-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.51 AUD CDI 1:1 3,482 3,482 04-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.51 AUD CDI 1:1 4,800 4,800 04-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.51 AUD CDI 1:1 376 376 04-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.51 AUD CDI 1:1 478 478 04-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.51 AUD CDI 1:1 89 89 04-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,424 2,424 04-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 13,240 13,240 04-Mar-24 BlackRock (Singapore) Limited collateral transfer n/a USD ADR 1:1 -1 -1 04-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 5 5 04-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -234 -234 04-Mar-24 BlackRock Financial Management, Inc. collateral transfer n/a USD ADR 1:1 -2 -2 04-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -2 -2 05-Mar-24 BlackRock Advisors, LLC on mkt buy 61.08 AUD CDI 1:1 7,544 7,544 05-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.08 AUD CDI 1:1 873 873 05-Mar-24 BlackRock Advisors, LLC on mkt buy 61.08 AUD CDI 1:1 64 64 05-Mar-24 BlackRock Advisors, LLC on mkt buy 61.08 AUD CDI 1:1 1,940 1,940 05-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.08 AUD CDI 1:1 1,210 1,210 05-Mar-24 BlackRock (Singapore) Limited on mkt buy 61.08 AUD CDI 1:1 6,416 6,416 05-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.08 AUD CDI 1:1 184 184 05-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.08 AUD CDI 1:1 905 905 05-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 404 404 05-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 728 728 05-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,561 1,561 05-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,115 1,115 JHX page 221 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.18 AUD CDI 1:1 64 64 05-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.18 AUD CDI 1:1 535 535 05-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.18 AUD CDI 1:1 2,021 2,021 05-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.18 AUD CDI 1:1 1,557 1,557 05-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.18 AUD CDI 1:1 3,523 3,523 05-Mar-24 BlackRock Advisors, LLC on mkt buy 61.18 AUD CDI 1:1 9,147 9,147 05-Mar-24 BlackRock Advisors, LLC on mkt buy 61.18 AUD CDI 1:1 564 564 05-Mar-24 BlackRock International Limited on mkt buy 61.18 AUD CDI 1:1 3,323 3,323 05-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.18 AUD CDI 1:1 698 698 05-Mar-24 BlackRock Advisors, LLC on mkt buy 61.18 AUD CDI 1:1 1,450 1,450 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.18 AUD CDI 1:1 2,597 2,597 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.18 AUD CDI 1:1 1,720 1,720 05-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.18 AUD CDI 1:1 4,233 4,233 05-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 61.18 AUD CDI 1:1 2,119 2,119 05-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 61.18 AUD CDI 1:1 6,573 6,573 05-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.18 AUD CDI 1:1 1,124 1,124 05-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.18 AUD CDI 1:1 1,045 1,045 05-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 61.14 AUD CDI 1:1 -79 -79 05-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.14 AUD CDI 1:1 3,528 3,528 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.14 AUD CDI 1:1 36 36 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.14 AUD CDI 1:1 162 162 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.14 AUD CDI 1:1 388 388 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.14 AUD CDI 1:1 776 776 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.14 AUD CDI 1:1 429 429 05-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.14 AUD CDI 1:1 337 337 05-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.14 AUD CDI 1:1 3,046 3,046 05-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,860,079 1,860,079 05-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 530 530 06-Mar-24 BlackRock Advisors, LLC on mkt buy 61.42 AUD CDI 1:1 7,323 7,323 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.42 AUD CDI 1:1 847 847 06-Mar-24 BlackRock Advisors, LLC on mkt buy 61.42 AUD CDI 1:1 62 62 06-Mar-24 BlackRock Advisors, LLC on mkt buy 61.42 AUD CDI 1:1 1,883 1,883 06-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.42 AUD CDI 1:1 1,174 1,174 06-Mar-24 BlackRock (Singapore) Limited on mkt buy 61.42 AUD CDI 1:1 6,228 6,228 06-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.42 AUD CDI 1:1 178 178 06-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.42 AUD CDI 1:1 879 879 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 754 754 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 1,792 1,792 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 945 945 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 9,351 9,351 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 629 629 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 5,902 5,902 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 4,203 4,203 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 153 153 06-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.46 AUD CDI 1:1 584 584 JHX page 222 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 61.46 AUD CDI 1:1 424 424 06-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.52 AUD CDI 1:1 390 390 06-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.54 AUD CDI 1:1 162 162 06-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.54 AUD CDI 1:1 98 98 06-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.54 AUD CDI 1:1 -429 -429 06-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.54 AUD CDI 1:1 2,883 2,883 06-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.48 AUD CDI 1:1 34,675 34,675 06-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.48 AUD CDI 1:1 333 333 06-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -5 -5 06-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -256 -256 07-Mar-24 BlackRock Advisors, LLC on mkt buy 61.86 AUD CDI 1:1 7,323 7,323 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.86 AUD CDI 1:1 846 846 07-Mar-24 BlackRock Advisors, LLC on mkt buy 61.86 AUD CDI 1:1 62 62 07-Mar-24 BlackRock Advisors, LLC on mkt buy 61.86 AUD CDI 1:1 1,883 1,883 07-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.86 AUD CDI 1:1 1,175 1,175 07-Mar-24 BlackRock (Singapore) Limited on mkt buy 61.86 AUD CDI 1:1 6,228 6,228 07-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.86 AUD CDI 1:1 178 178 07-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.86 AUD CDI 1:1 879 879 07-Mar-24 BlackRock Financial Management, Inc. on mkt sell 61.92 AUD CDI 1:1 -4,735 -4,735 07-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 62.15 AUD CDI 1:1 -1,323 -1,323 07-Mar-24 BlackRock Investment Management, LLC on mkt buy 62.05 AUD CDI 1:1 1,071 1,071 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 13,539 13,539 07-Mar-24 BlackRock Advisors, LLC on mkt buy 62.05 AUD CDI 1:1 2,830 2,830 07-Mar-24 BlackRock Financial Management, Inc. on mkt buy 62.05 AUD CDI 1:1 2,955 2,955 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.05 AUD CDI 1:1 16,457 16,457 07-Mar-24 BlackRock Investment Management, LLC on mkt buy 62.05 AUD CDI 1:1 4,565 4,565 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.05 AUD CDI 1:1 2,786 2,786 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.05 AUD CDI 1:1 4,474 4,474 07-Mar-24 BlackRock Investment Management, LLC on mkt buy 62.05 AUD CDI 1:1 3,449 3,449 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 1,020 1,020 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 2,864 2,864 07-Mar-24 BlackRock Fund Advisors on mkt buy 62.06 AUD CDI 1:1 1,513 1,513 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.06 AUD CDI 1:1 4,001 4,001 07-Mar-24 BlackRock Advisors, LLC on mkt buy 62.06 AUD CDI 1:1 4,604 4,604 07-Mar-24 BlackRock Fund Advisors on mkt buy 62.06 AUD CDI 1:1 2,722 2,722 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.06 AUD CDI 1:1 2,280 2,280 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.06 AUD CDI 1:1 980 980 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.06 AUD CDI 1:1 1,267 1,267 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 747 747 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 620 620 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 1,009 1,009 07-Mar-24 BlackRock Advisors, LLC on mkt buy 62.05 AUD CDI 1:1 709 709 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 17,074 17,074 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.05 AUD CDI 1:1 617 617 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 596 596 JHX page 223 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 1,848 1,848 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 2,791 2,791 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 3,241 3,241 07-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 62.05 AUD CDI 1:1 2,786 2,786 07-Mar-24 BlackRock Advisors, LLC on mkt buy 62.06 AUD CDI 1:1 572 572 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.05 AUD CDI 1:1 507 507 07-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.05 AUD CDI 1:1 527 527 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 137 137 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 318 318 07-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.05 AUD CDI 1:1 297 297 07-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.05 AUD CDI 1:1 214 214 07-Mar-24 BlackRock International Limited on mkt buy 62.06 AUD CDI 1:1 324 324 07-Mar-24 BlackRock Advisors, LLC on mkt buy 62.05 AUD CDI 1:1 59 59 07-Mar-24 BlackRock Advisors, LLC on mkt buy 62.05 AUD CDI 1:1 39 39 07-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 62.15 AUD CDI 1:1 741 741 07-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.15 AUD CDI 1:1 168 168 07-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.15 AUD CDI 1:1 339 339 07-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -233 -233 08-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 895 895 08-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.66 AUD CDI 1:1 2,013 2,013 08-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.66 AUD CDI 1:1 1,039 1,039 08-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.66 AUD CDI 1:1 2,340 2,340 08-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.66 AUD CDI 1:1 4,012 4,012 08-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.66 AUD CDI 1:1 1,737 1,737 08-Mar-24 BlackRock Advisors, LLC on mkt buy 62.66 AUD CDI 1:1 8,301 8,301 08-Mar-24 BlackRock Advisors, LLC on mkt buy 62.66 AUD CDI 1:1 972 972 08-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.66 AUD CDI 1:1 1,991 1,991 08-Mar-24 BlackRock International Limited on mkt buy 62.66 AUD CDI 1:1 4,676 4,676 08-Mar-24 BlackRock Financial Management, Inc. on mkt buy 62.66 AUD CDI 1:1 981 981 08-Mar-24 BlackRock Advisors, LLC on mkt buy 62.66 AUD CDI 1:1 1,390 1,390 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.66 AUD CDI 1:1 5,278 5,278 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.66 AUD CDI 1:1 3,486 3,486 08-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.66 AUD CDI 1:1 8,428 8,428 08-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.66 AUD CDI 1:1 312 312 08-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.66 AUD CDI 1:1 3,152 3,152 08-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 62.66 AUD CDI 1:1 1,534 1,534 08-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 62.66 AUD CDI 1:1 5,240 5,240 08-Mar-24 BlackRock Investment Management, LLC on mkt buy 62.66 AUD CDI 1:1 985 985 08-Mar-24 BlackRock Financial Management, Inc. on mkt buy 62.66 AUD CDI 1:1 1,379 1,379 08-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.66 AUD CDI 1:1 267 267 08-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 62.66 AUD CDI 1:1 277 277 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.60 AUD CDI 1:1 13,754 13,754 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.60 AUD CDI 1:1 168 168 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.60 AUD CDI 1:1 582 582 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.60 AUD CDI 1:1 776 776 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.60 AUD CDI 1:1 198 198 08-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 62.60 AUD CDI 1:1 540 540 08-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 62.60 AUD CDI 1:1 -270 -270 08-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 62.60 AUD CDI 1:1 -177 -177 JHX page 224 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 62.60 AUD CDI 1:1 -915 -915 08-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 62.60 AUD CDI 1:1 -97 -97 08-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -41 -41 11-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 252 252 11-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 334 334 11-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,705 8,705 11-Mar-24 BlackRock Financial Management, Inc. on mkt sell 62.11 AUD CDI 1:1 -2,204 -2,204 11-Mar-24 BlackRock Capital Management, Inc. on mkt buy 62.13 AUD CDI 1:1 422 422 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 1,843 1,843 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 507 507 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 943 943 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 1,354 1,354 11-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 62.02 AUD CDI 1:1 624 624 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 17,216 17,216 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 1,180 1,180 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 12,148 12,148 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 5,502 5,502 11-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 62.02 AUD CDI 1:1 359 359 11-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.98 AUD CDI 1:1 661 661 11-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.97 AUD CDI 1:1 2,114 2,114 11-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.97 AUD CDI 1:1 339 339 11-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.97 AUD CDI 1:1 -1,526 -1,526 11-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -405,731 -405,731 11-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 67 67 12-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,616 1,616 12-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,121 2,121 12-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.59 AUD CDI 1:1 26 26 12-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.59 AUD CDI 1:1 309 309 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 2,215 2,215 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 648 648 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 1,126 1,126 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 406 406 12-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.58 AUD CDI 1:1 6,694 6,694 12-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.58 AUD CDI 1:1 712 712 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 11,034 11,034 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 970 970 12-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.58 AUD CDI 1:1 7,912 7,912 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 6,083 6,083 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 3,572 3,572 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.58 AUD CDI 1:1 401 401 12-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.48 AUD CDI 1:1 880 880 12-Mar-24 BlackRock Advisors, LLC on mkt buy 60.83 AUD CDI 1:1 6,369 6,369 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.83 AUD CDI 1:1 731 731 JHX page 225 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Mar-24 BlackRock Advisors, LLC on mkt buy 60.83 AUD CDI 1:1 54 54 12-Mar-24 BlackRock Advisors, LLC on mkt buy 60.83 AUD CDI 1:1 1,633 1,633 12-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.83 AUD CDI 1:1 1,019 1,019 12-Mar-24 BlackRock (Singapore) Limited on mkt buy 60.83 AUD CDI 1:1 5,402 5,402 12-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.83 AUD CDI 1:1 76 76 12-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.60 AUD CDI 1:1 776 776 12-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.83 AUD CDI 1:1 764 764 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 60.60 AUD CDI 1:1 -769 -769 12-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 60.60 AUD CDI 1:1 -53 -53 12-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 503,396 503,396 12-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 167 167 13-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 334 334 13-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,069 2,069 13-Mar-24 BlackRock Advisors, LLC on mkt buy 61.38 AUD CDI 1:1 6,181 6,181 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.38 AUD CDI 1:1 709 709 13-Mar-24 BlackRock Advisors, LLC on mkt buy 61.38 AUD CDI 1:1 53 53 13-Mar-24 BlackRock Advisors, LLC on mkt buy 61.38 AUD CDI 1:1 1,585 1,585 13-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.38 AUD CDI 1:1 989 989 13-Mar-24 BlackRock (Singapore) Limited on mkt buy 61.38 AUD CDI 1:1 5,243 5,243 13-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.38 AUD CDI 1:1 73 73 13-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.38 AUD CDI 1:1 742 742 13-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,575 1,575 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.52 AUD CDI 1:1 2,300 2,300 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.52 AUD CDI 1:1 3,655 3,655 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.52 AUD CDI 1:1 4,813 4,813 13-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.52 AUD CDI 1:1 2,794 2,794 13-Mar-24 BlackRock Advisors, LLC on mkt buy 61.52 AUD CDI 1:1 7,250 7,250 13-Mar-24 BlackRock International Limited on mkt buy 61.52 AUD CDI 1:1 8,254 8,254 13-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.52 AUD CDI 1:1 6,741 6,741 13-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.52 AUD CDI 1:1 4,685 4,685 13-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.52 AUD CDI 1:1 10,819 10,819 13-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 61.52 AUD CDI 1:1 5,100 5,100 13-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.52 AUD CDI 1:1 1,739 1,739 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.52 AUD CDI 1:1 407 407 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.52 AUD CDI 1:1 948 948 13-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.52 AUD CDI 1:1 347 347 13-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.52 AUD CDI 1:1 1,334 1,334 13-Mar-24 BlackRock Advisors, LLC on mkt buy 61.52 AUD CDI 1:1 1,708 1,708 13-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.52 AUD CDI 1:1 413 413 13-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.52 AUD CDI 1:1 18,035 18,035 13-Mar-24 BlackRock Fund Advisors on mkt buy 61.52 AUD CDI 1:1 24,420 24,420 13-Mar-24 BlackRock Advisors, LLC on mkt buy 61.52 AUD CDI 1:1 1,184 1,184 13-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 61.52 AUD CDI 1:1 1,371 1,371 13-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.52 AUD CDI 1:1 938 938 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.52 AUD CDI 1:1 820 820 13-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.50 AUD CDI 1:1 3,528 3,528 JHX page 226 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.55 AUD CDI 1:1 1,218 1,218 13-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.50 AUD CDI 1:1 280 280 13-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.50 AUD CDI 1:1 388 388 13-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.50 AUD CDI 1:1 388 388 13-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.50 AUD CDI 1:1 63 63 13-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.50 AUD CDI 1:1 -640 -640 13-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.50 AUD CDI 1:1 -2,625 -2,625 13-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -151 -151 14-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -19,151 -19,151 14-Mar-24 BlackRock Advisors, LLC on mkt sell 61.17 AUD CDI 1:1 -534 -534 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.62 AUD CDI 1:1 6,182 6,182 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.62 AUD CDI 1:1 710 710 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.62 AUD CDI 1:1 53 53 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.62 AUD CDI 1:1 1,585 1,585 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.62 AUD CDI 1:1 988 988 14-Mar-24 BlackRock (Singapore) Limited on mkt buy 61.62 AUD CDI 1:1 5,242 5,242 14-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.62 AUD CDI 1:1 73 73 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.62 AUD CDI 1:1 742 742 14-Mar-24 BlackRock Capital Management, Inc. on mkt buy 61.66 AUD CDI 1:1 912 912 14-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.66 AUD CDI 1:1 1,067 1,067 14-Mar-24 BlackRock Financial Management, Inc. on mkt sell 61.66 AUD CDI 1:1 -4,106 -4,106 14-Mar-24 BlackRock Fund Advisors on mkt buy 61.68 AUD CDI 1:1 2,759 2,759 14-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 61.68 AUD CDI 1:1 18,084 18,084 14-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 61.68 AUD CDI 1:1 14,457 14,457 14-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 61.68 AUD CDI 1:1 4,413 4,413 14-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 61.68 AUD CDI 1:1 3,843 3,843 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.68 AUD CDI 1:1 5,997 5,997 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.68 AUD CDI 1:1 2,464 2,464 14-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.68 AUD CDI 1:1 1,442 1,442 14-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.68 AUD CDI 1:1 18,098 18,098 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.68 AUD CDI 1:1 5,761 5,761 14-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.68 AUD CDI 1:1 2,028 2,028 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.68 AUD CDI 1:1 3,134 3,134 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 919 919 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 819 819 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.68 AUD CDI 1:1 1,313 1,313 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 1,198 1,198 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.68 AUD CDI 1:1 729 729 14-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.68 AUD CDI 1:1 643 643 14-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.68 AUD CDI 1:1 575 575 14-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.68 AUD CDI 1:1 470 470 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.68 AUD CDI 1:1 443 443 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 1,133 1,133 14-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.68 AUD CDI 1:1 329 329 14-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 61.68 AUD CDI 1:1 827 827 14-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 61.68 AUD CDI 1:1 3,293 3,293 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 246 246 14-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.68 AUD CDI 1:1 363 363 JHX page 227 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 2,195 2,195 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 1,425 1,425 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.68 AUD CDI 1:1 768 768 14-Mar-24 BlackRock International Limited on mkt buy 61.68 AUD CDI 1:1 719 719 14-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.68 AUD CDI 1:1 358 358 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 214 214 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 165 165 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.68 AUD CDI 1:1 154 154 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.68 AUD CDI 1:1 29 29 14-Mar-24 BlackRock Advisors, LLC on mkt buy 61.68 AUD CDI 1:1 67 67 14-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.60 AUD CDI 1:1 339 339 14-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.60 AUD CDI 1:1 63 63 14-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.60 AUD CDI 1:1 126 126 14-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.60 AUD CDI 1:1 -174 -174 14-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.60 AUD CDI 1:1 -180 -180 14-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 13,240 13,240 14-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -83 -83 15-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,561 1,561 15-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.42 AUD CDI 1:1 2,049 2,049 15-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,575 1,575 15-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 59.47 AUD CDI 1:1 -4,244 -4,244 15-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.47 AUD CDI 1:1 582 582 15-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 59.47 AUD CDI 1:1 -190 -190 15-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.47 AUD CDI 1:1 339 339 15-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.47 AUD CDI 1:1 409 409 15-Mar-24 BlackRock Investment Management, LLC on mkt sell 59.47 AUD CDI 1:1 -561 -561 15-Mar-24 BlackRock Financial Management, Inc. on mkt buy 59.47 AUD CDI 1:1 689 689 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 357 357 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 1,682 1,682 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 892 892 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 899 899 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 441 441 15-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 59.47 AUD CDI 1:1 -2,565 -2,565 15-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 59.47 AUD CDI 1:1 -1,457 -1,457 15-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.47 AUD CDI 1:1 449 449 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 59.47 AUD CDI 1:1 -1,124 -1,124 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 731 731 15-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.47 AUD CDI 1:1 1,546 1,546 15-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.47 AUD CDI 1:1 350 350 15-Mar-24 BlackRock Fund Advisors on mkt buy 59.47 AUD CDI 1:1 60 60 15-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.47 AUD CDI 1:1 2,368 2,368 15-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 59.47 AUD CDI 1:1 674 674 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 1,779 1,779 15-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.47 AUD CDI 1:1 330 330 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 233 233 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 11,003 11,003 JHX page 228 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 763 763 15-Mar-24 BlackRock Asset Management Canada Limited on mkt sell 59.47 AUD CDI 1:1 -430 -430 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 352 352 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 59.47 AUD CDI 1:1 -1,523 -1,523 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 59 59 15-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.47 AUD CDI 1:1 525 525 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 2,950 2,950 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 6,196 6,196 15-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.47 AUD CDI 1:1 3,577 3,577 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 11,543 11,543 15-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.47 AUD CDI 1:1 5,539 5,539 15-Mar-24 BlackRock Fund Advisors on mkt buy 59.47 AUD CDI 1:1 949 949 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 5,579 5,579 15-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.47 AUD CDI 1:1 944 944 15-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.47 AUD CDI 1:1 8,300 8,300 18-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 196 196 18-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 636 636 18-Mar-24 BlackRock Advisors, LLC on mkt buy 59.74 AUD CDI 1:1 4,469 4,469 18-Mar-24 BlackRock International Limited on mkt buy 59.74 AUD CDI 1:1 5,909 5,909 18-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.74 AUD CDI 1:1 6,778 6,778 18-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.74 AUD CDI 1:1 4,474 4,474 18-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.74 AUD CDI 1:1 8,754 8,754 18-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 59.74 AUD CDI 1:1 3,354 3,354 18-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 192 192 18-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 881 881 18-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 670 670 18-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 2,665 2,665 18-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 3,261 3,261 18-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 59.74 AUD CDI 1:1 1,904 1,904 18-Mar-24 BlackRock Advisors, LLC on mkt buy 59.74 AUD CDI 1:1 1,106 1,106 18-Mar-24 BlackRock Financial Management, Inc. on mkt buy 59.74 AUD CDI 1:1 992 992 18-Mar-24 BlackRock Advisors, LLC on mkt buy 59.74 AUD CDI 1:1 806 806 18-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 59.74 AUD CDI 1:1 872 872 18-Mar-24 BlackRock Investment Management, LLC on mkt buy 59.74 AUD CDI 1:1 712 712 18-Mar-24 BlackRock Financial Management, Inc. on mkt buy 59.74 AUD CDI 1:1 1,445 1,445 18-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 59.73 AUD CDI 1:1 -1,061 -1,061 18-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 59.73 AUD CDI 1:1 224 224 18-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 59.73 AUD CDI 1:1 -192 -192 18-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 540 540 18-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 132,073 132,073 19-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -15,669 -15,669 19-Mar-24 BlackRock Advisors, LLC on mkt buy 60.14 AUD CDI 1:1 6,929 6,929 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.14 AUD CDI 1:1 802 802 19-Mar-24 BlackRock Advisors, LLC on mkt buy 60.14 AUD CDI 1:1 60 60 19-Mar-24 BlackRock Advisors, LLC on mkt buy 60.14 AUD CDI 1:1 1,771 1,771 19-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.14 AUD CDI 1:1 1,104 1,104 19-Mar-24 BlackRock (Singapore) Limited on mkt buy 60.14 AUD CDI 1:1 5,939 5,939 JHX page 229 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 19-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.14 AUD CDI 1:1 84 84 19-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.14 AUD CDI 1:1 827 827 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.18 AUD CDI 1:1 17,453 17,453 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.18 AUD CDI 1:1 3,242 3,242 19-Mar-24 BlackRock International Limited on mkt buy 60.18 AUD CDI 1:1 4,754 4,754 19-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.18 AUD CDI 1:1 5,843 5,843 19-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.18 AUD CDI 1:1 3,874 3,874 19-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.18 AUD CDI 1:1 7,169 7,169 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.18 AUD CDI 1:1 168 168 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.18 AUD CDI 1:1 751 751 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.18 AUD CDI 1:1 2,154 2,154 19-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.18 AUD CDI 1:1 1,508 1,508 19-Mar-24 BlackRock Advisors, LLC on mkt buy 60.18 AUD CDI 1:1 2,685 2,685 19-Mar-24 BlackRock Advisors, LLC on mkt buy 60.18 AUD CDI 1:1 1,009 1,009 19-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.18 AUD CDI 1:1 839 839 19-Mar-24 BlackRock Advisors, LLC on mkt buy 60.18 AUD CDI 1:1 521 521 19-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.18 AUD CDI 1:1 916 916 19-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.18 AUD CDI 1:1 582 582 19-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.18 AUD CDI 1:1 1,891 1,891 19-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.18 AUD CDI 1:1 323 323 19-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.18 AUD CDI 1:1 1,293 1,293 19-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.11 AUD CDI 1:1 3,969 3,969 19-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.11 AUD CDI 1:1 2,646 2,646 19-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.11 AUD CDI 1:1 -5,320 -5,320 19-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.11 AUD CDI 1:1 114 114 19-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.11 AUD CDI 1:1 456 456 19-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.11 AUD CDI 1:1 339 339 19-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.06 AUD CDI 1:1 10 10 19-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.06 AUD CDI 1:1 4 4 19-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 60.11 AUD CDI 1:1 -211 -211 19-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 60.11 AUD CDI 1:1 -1,941 -1,941 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 60.11 AUD CDI 1:1 -2,715 -2,715 19-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 60.11 AUD CDI 1:1 -786 -786 19-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,102,788 -2,102,788 20-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 552 552 20-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,020 2,020 20-Mar-24 BlackRock Advisors, LLC on mkt buy 60.34 AUD CDI 1:1 6,725 6,725 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.34 AUD CDI 1:1 779 779 20-Mar-24 BlackRock Advisors, LLC on mkt buy 60.34 AUD CDI 1:1 57 57 20-Mar-24 BlackRock Advisors, LLC on mkt buy 60.34 AUD CDI 1:1 1,719 1,719 20-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.34 AUD CDI 1:1 1,072 1,072 20-Mar-24 BlackRock (Singapore) Limited on mkt buy 60.34 AUD CDI 1:1 5,765 5,765 20-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.34 AUD CDI 1:1 81 81 20-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.34 AUD CDI 1:1 803 803 20-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,205 2,205 20-Mar-24 BlackRock Fund Advisors on mkt buy 60.00 AUD CDI 1:1 3,726 3,726 JHX page 230 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 20-Mar-24 BlackRock Advisors, LLC on mkt buy 60.00 AUD CDI 1:1 6,697 6,697 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 3,765 3,765 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 181 181 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 793 793 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 136 136 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 647 647 20-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.00 AUD CDI 1:1 548 548 20-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.00 AUD CDI 1:1 1,255 1,255 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 2,580 2,580 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 1,604 1,604 20-Mar-24 BlackRock Advisors, LLC on mkt buy 60.00 AUD CDI 1:1 1,226 1,226 20-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.00 AUD CDI 1:1 460 460 20-Mar-24 BlackRock International Limited on mkt buy 60.00 AUD CDI 1:1 1,108 1,108 20-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.00 AUD CDI 1:1 951 951 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 1,367 1,367 20-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.00 AUD CDI 1:1 1,348 1,348 20-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.00 AUD CDI 1:1 502 502 20-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.00 AUD CDI 1:1 285 285 20-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,344 1,344 20-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -247 -247 21-Mar-24 BlackRock Capital Management, Inc. on mkt buy 60.29 AUD CDI 1:1 1,070 1,070 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.31 AUD CDI 1:1 6,725 6,725 21-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.31 AUD CDI 1:1 779 779 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.31 AUD CDI 1:1 57 57 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.31 AUD CDI 1:1 1,719 1,719 21-Mar-24 BlackRock Financial Management, Inc. on mkt sell 60.25 AUD CDI 1:1 -3,894 -3,894 21-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.31 AUD CDI 1:1 1,072 1,072 21-Mar-24 BlackRock (Singapore) Limited on mkt buy 60.31 AUD CDI 1:1 5,765 5,765 21-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.31 AUD CDI 1:1 81 81 21-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.29 AUD CDI 1:1 3,273 3,273 21-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.31 AUD CDI 1:1 803 803 21-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.42 AUD CDI 1:1 10,356 10,356 21-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.42 AUD CDI 1:1 179 179 21-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.42 AUD CDI 1:1 790 790 21-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.42 AUD CDI 1:1 636 636 21-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.42 AUD CDI 1:1 598 598 21-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.42 AUD CDI 1:1 255 255 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.42 AUD CDI 1:1 359 359 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 357 357 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 9,104 9,104 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 8,477 8,477 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 2,061 2,061 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 1,887 1,887 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 2,206 2,206 21-Mar-24 BlackRock Japan Co., Ltd. on mkt buy 60.42 AUD CDI 1:1 2,174 2,174 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.42 AUD CDI 1:1 1,436 1,436 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.42 AUD CDI 1:1 17 17 21-Mar-24 BlackRock Advisors, LLC on mkt buy 60.42 AUD CDI 1:1 22 22 JHX page 231 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.42 AUD CDI 1:1 306 306 21-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.42 AUD CDI 1:1 565 565 21-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.42 AUD CDI 1:1 11,979 11,979 21-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.42 AUD CDI 1:1 657 657 21-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.42 AUD CDI 1:1 3,765 3,765 21-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.42 AUD CDI 1:1 885 885 21-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.42 AUD CDI 1:1 496 496 21-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.42 AUD CDI 1:1 651 651 21-Mar-24 BlackRock Japan Co., Ltd. on mkt sell 60.30 AUD CDI 1:1 -384 -384 21-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.48 AUD CDI 1:1 741 741 21-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.48 AUD CDI 1:1 261 261 21-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.48 AUD CDI 1:1 2,088 2,088 21-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,045,494 2,045,494 21-Mar-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -7,987 -7,987 21-Mar-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -627 -627 22-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -772 -772 22-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 630 630 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.50 AUD CDI 1:1 1,849 1,849 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.50 AUD CDI 1:1 2,506 2,506 22-Mar-24 BlackRock Advisors, LLC on mkt buy 60.50 AUD CDI 1:1 1,940 1,940 22-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.50 AUD CDI 1:1 3,589 3,589 22-Mar-24 BlackRock International Limited on mkt buy 60.50 AUD CDI 1:1 3,780 3,780 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 4,522 4,522 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 3,004 3,004 22-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.50 AUD CDI 1:1 5,819 5,819 22-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.50 AUD CDI 1:1 1,559 1,559 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.50 AUD CDI 1:1 128 128 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.50 AUD CDI 1:1 589 589 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.50 AUD CDI 1:1 25 25 22-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.50 AUD CDI 1:1 417 417 22-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.50 AUD CDI 1:1 904 904 22-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.50 AUD CDI 1:1 1,454 1,454 22-Mar-24 BlackRock Advisors, LLC on mkt buy 60.50 AUD CDI 1:1 777 777 22-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.50 AUD CDI 1:1 864 864 22-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.50 AUD CDI 1:1 134 134 22-Mar-24 BlackRock Advisors, LLC on mkt buy 60.50 AUD CDI 1:1 333 333 22-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.50 AUD CDI 1:1 135 135 22-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.50 AUD CDI 1:1 411 411 22-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.50 AUD CDI 1:1 1,393 1,393 22-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.50 AUD CDI 1:1 252 252 22-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.50 AUD CDI 1:1 1,079 1,079 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.50 AUD CDI 1:1 2,701 2,701 22-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.50 AUD CDI 1:1 676 676 JHX page 232 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 285 285 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 152 152 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 337 337 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 439 439 22-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.50 AUD CDI 1:1 540 540 22-Mar-24 BlackRock Japan Co., Ltd. on mkt sell 60.50 AUD CDI 1:1 -75 -75 22-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 60.50 AUD CDI 1:1 -13,092 -13,092 22-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -411,044 -411,044 25-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.11 AUD CDI 1:1 5,953 5,953 25-Mar-24 BlackRock Capital Management, Inc. on mkt buy 61.35 AUD CDI 1:1 2,610 2,610 25-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.35 AUD CDI 1:1 6,393 6,393 25-Mar-24 BlackRock Financial Management, Inc. on mkt sell 61.32 AUD CDI 1:1 -1,596 -1,596 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.13 AUD CDI 1:1 163 163 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.13 AUD CDI 1:1 731 731 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.13 AUD CDI 1:1 768 768 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.13 AUD CDI 1:1 786 786 25-Mar-24 BlackRock Financial Management, Inc. on mkt buy 61.13 AUD CDI 1:1 596 596 25-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 61.13 AUD CDI 1:1 544 544 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.13 AUD CDI 1:1 3,349 3,349 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.13 AUD CDI 1:1 2,043 2,043 25-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 61.12 AUD CDI 1:1 -7,056 -7,056 25-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.12 AUD CDI 1:1 153 153 25-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.12 AUD CDI 1:1 1,088 1,088 25-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.12 AUD CDI 1:1 -2,152 -2,152 25-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 68,900 68,900 26-Mar-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 1,911 1,911 26-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,964 -6,964 26-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,120 1,120 26-Mar-24 BlackRock Advisors, LLC on mkt buy 60.70 AUD CDI 1:1 7,608 7,608 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.70 AUD CDI 1:1 866 866 26-Mar-24 BlackRock Advisors, LLC on mkt buy 60.70 AUD CDI 1:1 65 65 26-Mar-24 BlackRock Advisors, LLC on mkt buy 60.70 AUD CDI 1:1 1,938 1,938 26-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.70 AUD CDI 1:1 1,220 1,220 26-Mar-24 BlackRock (Singapore) Limited on mkt buy 60.70 AUD CDI 1:1 6,474 6,474 26-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.70 AUD CDI 1:1 198 198 26-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.70 AUD CDI 1:1 93 93 26-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.70 AUD CDI 1:1 157 157 26-Mar-24 BlackRock Investment Management, LLC on mkt sell 60.73 AUD CDI 1:1 -610 -610 26-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.70 AUD CDI 1:1 912 912 26-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.63 AUD CDI 1:1 843 843 26-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.63 AUD CDI 1:1 32,194 32,194 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 880 880 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 5,057 5,057 26-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.63 AUD CDI 1:1 1,337 1,337 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 1,390 1,390 JHX page 233 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 1,335 1,335 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 183 183 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 292 292 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 560 560 26-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.63 AUD CDI 1:1 375 375 26-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.63 AUD CDI 1:1 439 439 26-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.63 AUD CDI 1:1 457 457 26-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.63 AUD CDI 1:1 363 363 26-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.63 AUD CDI 1:1 -38 -38 26-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.63 AUD CDI 1:1 114 114 26-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.63 AUD CDI 1:1 114 114 26-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.63 AUD CDI 1:1 485 485 26-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.63 AUD CDI 1:1 -192 -192 26-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.63 AUD CDI 1:1 152 152 26-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.63 AUD CDI 1:1 544 544 26-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.63 AUD CDI 1:1 -174 -174 26-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.63 AUD CDI 1:1 -1,390 -1,390 26-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 60.63 AUD CDI 1:1 -671 -671 26-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 60.63 AUD CDI 1:1 -250 -250 26-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,717 10,717 26-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,319 1,319 27-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,705 -8,705 27-Mar-24 BlackRock Advisors, LLC on mkt buy 60.68 AUD CDI 1:1 7,385 7,385 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.68 AUD CDI 1:1 841 841 27-Mar-24 BlackRock Advisors, LLC on mkt buy 60.68 AUD CDI 1:1 62 62 27-Mar-24 BlackRock Advisors, LLC on mkt buy 60.68 AUD CDI 1:1 1,882 1,882 27-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.68 AUD CDI 1:1 1,184 1,184 27-Mar-24 BlackRock (Singapore) Limited on mkt buy 60.68 AUD CDI 1:1 6,284 6,284 27-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.68 AUD CDI 1:1 89 89 27-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.68 AUD CDI 1:1 886 886 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.65 AUD CDI 1:1 5,372 5,372 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.65 AUD CDI 1:1 480 480 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.65 AUD CDI 1:1 611 611 27-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.76 AUD CDI 1:1 5,292 5,292 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.74 AUD CDI 1:1 1,138 1,138 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.74 AUD CDI 1:1 1,102 1,102 27-Mar-24 BlackRock Advisors, LLC on mkt buy 60.74 AUD CDI 1:1 980 980 27-Mar-24 BlackRock International Limited on mkt buy 60.74 AUD CDI 1:1 2,345 2,345 27-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.74 AUD CDI 1:1 3,412 3,412 27-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.74 AUD CDI 1:1 2,255 2,255 27-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.74 AUD CDI 1:1 4,018 4,018 27-Mar-24 BlackRock Asset Management Canada Limited on mkt buy 60.74 AUD CDI 1:1 1,728 1,728 27-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.74 AUD CDI 1:1 1,069 1,069 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.74 AUD CDI 1:1 803 803 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.74 AUD CDI 1:1 261 261 27-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 60.74 AUD CDI 1:1 615 615 27-Mar-24 BlackRock Advisors, LLC on mkt buy 60.74 AUD CDI 1:1 466 466 JHX page 234 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 27-Mar-24 BlackRock Financial Management, Inc. on mkt buy 60.74 AUD CDI 1:1 731 731 27-Mar-24 BlackRock Investment Management, LLC on mkt buy 60.74 AUD CDI 1:1 342 342 27-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.74 AUD CDI 1:1 171 171 27-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.74 AUD CDI 1:1 3,478 3,478 27-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.74 AUD CDI 1:1 619 619 27-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.76 AUD CDI 1:1 -2,118 -2,118 27-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 60.76 AUD CDI 1:1 280 280 27-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 60.76 AUD CDI 1:1 -3,492 -3,492 27-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 60.76 AUD CDI 1:1 -522 -522 27-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.76 AUD CDI 1:1 7,307 7,307 27-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,717 -10,717 27-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 411,492 411,492 28-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 546 546 28-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,092 1,092 28-Mar-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 291 291 28-Mar-24 BlackRock Advisors, LLC on mkt buy 61.26 AUD CDI 1:1 7,385 7,385 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.26 AUD CDI 1:1 840 840 28-Mar-24 BlackRock Advisors, LLC on mkt buy 61.26 AUD CDI 1:1 62 62 28-Mar-24 BlackRock Advisors, LLC on mkt buy 61.26 AUD CDI 1:1 1,882 1,882 28-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.26 AUD CDI 1:1 1,184 1,184 28-Mar-24 BlackRock (Singapore) Limited on mkt buy 61.26 AUD CDI 1:1 6,284 6,284 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.26 AUD CDI 1:1 90 90 28-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.26 AUD CDI 1:1 886 886 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.61 AUD CDI 1:1 17,235 17,235 28-Mar-24 BlackRock Advisors (UK) Limited on mkt sell 61.61 AUD CDI 1:1 -1,716 -1,716 28-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.61 AUD CDI 1:1 63 63 28-Mar-24 BlackRock Advisors (UK) Limited on mkt buy 61.61 AUD CDI 1:1 63 63 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.61 AUD CDI 1:1 1,202 1,202 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -4,815 -4,815 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -235 -235 28-Mar-24 BlackRock Advisors, LLC on mkt sell 61.61 AUD CDI 1:1 -956 -956 28-Mar-24 BlackRock Financial Management, Inc. on mkt sell 61.61 AUD CDI 1:1 -1,133 -1,133 28-Mar-24 BlackRock Asset Management Canada Limited on mkt sell 61.61 AUD CDI 1:1 -5,755 -5,755 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -486 -486 28-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 61.61 AUD CDI 1:1 -238 -238 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -4,108 -4,108 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -23,322 -23,322 28-Mar-24 BlackRock Investment Management (UK) Limited on mkt sell 61.61 AUD CDI 1:1 -46 -46 28-Mar-24 BlackRock Financial Management, Inc. on mkt sell 61.61 AUD CDI 1:1 -1,899 -1,899 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -6,421 -6,421 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -255 -255 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt sell 61.61 AUD CDI 1:1 -6,057 -6,057 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.61 AUD CDI 1:1 3,182 3,182 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt sell 61.61 AUD CDI 1:1 -961 -961 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.61 AUD CDI 1:1 155 155 JHX page 235 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.61 AUD CDI 1:1 460 460 28-Mar-24 BlackRock Fund Advisors on mkt buy 61.61 AUD CDI 1:1 1,716 1,716 28-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.61 AUD CDI 1:1 802 802 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.61 AUD CDI 1:1 7,064 7,064 28-Mar-24 BlackRock Capital Management, Inc. on mkt buy 61.61 AUD CDI 1:1 883 883 28-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.61 AUD CDI 1:1 571 571 28-Mar-24 BlackRock Advisors, LLC on mkt buy 61.61 AUD CDI 1:1 5,558 5,558 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.61 AUD CDI 1:1 825 825 28-Mar-24 BlackRock Institutional Trust Company, National Association on mkt buy 61.61 AUD CDI 1:1 765 765 28-Mar-24 BlackRock Advisors, LLC on mkt buy 61.61 AUD CDI 1:1 516 516 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.61 AUD CDI 1:1 5,617 5,617 28-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.61 AUD CDI 1:1 190 190 28-Mar-24 BlackRock Investment Management (Australia) Limited on mkt buy 61.61 AUD CDI 1:1 2,632 2,632 28-Mar-24 BlackRock Investment Management (UK) Limited on mkt buy 61.61 AUD CDI 1:1 1,279 1,279 28-Mar-24 BlackRock Investment Management, LLC on mkt buy 61.61 AUD CDI 1:1 216 216 28-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 10,717 10,717 28-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 106,822 106,822 29-Mar-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -94,128 -94,128 29-Mar-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 16,908 16,908 01-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,150,274 -2,150,274 01-Apr-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -16,908 -16,908 02-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,309 1,309 02-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 648 648 02-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,680 6,680 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.84 AUD CDI 1:1 6,489 6,489 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.84 AUD CDI 1:1 752 752 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.84 AUD CDI 1:1 56 56 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.84 AUD CDI 1:1 1,686 1,686 02-Apr-24 BlackRock Investment Management, LLC on mkt buy 60.84 AUD CDI 1:1 1,063 1,063 02-Apr-24 BlackRock (Singapore) Limited on mkt buy 60.84 AUD CDI 1:1 5,714 5,714 02-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 60.84 AUD CDI 1:1 304 304 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.84 AUD CDI 1:1 75 75 02-Apr-24 BlackRock Investment Management, LLC on mkt buy 60.84 AUD CDI 1:1 246 246 02-Apr-24 BlackRock Financial Management, Inc. on mkt buy 61.15 AUD CDI 1:1 586 586 02-Apr-24 BlackRock Investment Management, LLC on mkt buy 60.84 AUD CDI 1:1 784 784 02-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,160 2,160 02-Apr-24 BlackRock Japan Co., Ltd. on mkt sell 60.70 AUD CDI 1:1 -20,687 -20,687 02-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 60.73 AUD CDI 1:1 810 810 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 14,534 14,534 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 3,096 3,096 02-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 60.73 AUD CDI 1:1 250 250 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.73 AUD CDI 1:1 935 935 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 6,419 6,419 02-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 60.73 AUD CDI 1:1 2,304 2,304 02-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 60.73 AUD CDI 1:1 6,634 6,634 02-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 60.73 AUD CDI 1:1 2,050 2,050 02-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 60.73 AUD CDI 1:1 1,469 1,469 02-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 60.73 AUD CDI 1:1 1,703 1,703 02-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 60.73 AUD CDI 1:1 1,096 1,096 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.73 AUD CDI 1:1 3,214 3,214 JHX page 236 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.73 AUD CDI 1:1 31 31 02-Apr-24 BlackRock Advisors, LLC on mkt buy 60.73 AUD CDI 1:1 43 43 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.73 AUD CDI 1:1 399 399 02-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 60.73 AUD CDI 1:1 4,417 4,417 02-Apr-24 BlackRock Fund Advisors on mkt buy 60.73 AUD CDI 1:1 3,412 3,412 02-Apr-24 BlackRock Fund Advisors on mkt buy 60.73 AUD CDI 1:1 257 257 02-Apr-24 BlackRock Investment Management, LLC on mkt buy 60.73 AUD CDI 1:1 4,093 4,093 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.73 AUD CDI 1:1 217 217 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 3,888 3,888 02-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 60.73 AUD CDI 1:1 127 127 02-Apr-24 BlackRock Investment Management, LLC on mkt buy 60.73 AUD CDI 1:1 752 752 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.73 AUD CDI 1:1 4,669 4,669 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.73 AUD CDI 1:1 1,712 1,712 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.73 AUD CDI 1:1 5 5 02-Apr-24 BlackRock Investment Management, LLC on mkt buy 60.73 AUD CDI 1:1 375 375 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 346 346 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 522 522 02-Apr-24 BlackRock Fund Advisors on mkt buy 60.73 AUD CDI 1:1 6,419 6,419 02-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 60.73 AUD CDI 1:1 390 390 02-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 60.73 AUD CDI 1:1 1,535 1,535 02-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,022 11,022 02-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,030 2,030 03-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,015 3,015 03-Apr-24 BlackRock Advisors, LLC on mkt buy 58.83 AUD CDI 1:1 6,298 6,298 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.83 AUD CDI 1:1 730 730 03-Apr-24 BlackRock Advisors, LLC on mkt buy 58.83 AUD CDI 1:1 54 54 03-Apr-24 BlackRock Advisors, LLC on mkt buy 58.83 AUD CDI 1:1 1,637 1,637 03-Apr-24 BlackRock Investment Management, LLC on mkt buy 58.83 AUD CDI 1:1 1,032 1,032 03-Apr-24 BlackRock (Singapore) Limited on mkt buy 58.83 AUD CDI 1:1 5,546 5,546 03-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.83 AUD CDI 1:1 73 73 03-Apr-24 BlackRock Investment Management, LLC on mkt buy 58.83 AUD CDI 1:1 761 761 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.97 AUD CDI 1:1 474 474 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.87 AUD CDI 1:1 1,794 1,794 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.87 AUD CDI 1:1 77 77 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.87 AUD CDI 1:1 76 76 03-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.86 AUD CDI 1:1 11,100 11,100 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.80 AUD CDI 1:1 48 48 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.80 AUD CDI 1:1 568 568 03-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.80 AUD CDI 1:1 415 415 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.80 AUD CDI 1:1 231 231 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.80 AUD CDI 1:1 591 591 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.80 AUD CDI 1:1 187 187 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.80 AUD CDI 1:1 1,014 1,014 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.80 AUD CDI 1:1 1,156 1,156 JHX page 237 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 03-Apr-24 BlackRock Financial Management, Inc. on mkt buy 58.80 AUD CDI 1:1 586 586 03-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.86 AUD CDI 1:1 741 741 03-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.81 AUD CDI 1:1 260 260 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.81 AUD CDI 1:1 32,670 32,670 03-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.81 AUD CDI 1:1 492 492 03-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.86 AUD CDI 1:1 5,772 5,772 03-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 58.86 AUD CDI 1:1 -228 -228 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.86 AUD CDI 1:1 261 261 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.86 AUD CDI 1:1 582 582 03-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 58.86 AUD CDI 1:1 -697 -697 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.86 AUD CDI 1:1 540 540 03-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 58.86 AUD CDI 1:1 -265 -265 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.81 AUD CDI 1:1 1,665 1,665 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.81 AUD CDI 1:1 1,440 1,440 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.81 AUD CDI 1:1 2,453 2,453 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.81 AUD CDI 1:1 1,540 1,540 03-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.81 AUD CDI 1:1 379 379 03-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.81 AUD CDI 1:1 749 749 03-Apr-24 BlackRock Financial Management, Inc. on mkt buy 58.81 AUD CDI 1:1 86 86 03-Apr-24 BlackRock Asset Management Canada Limited on mkt sell 58.86 AUD CDI 1:1 -391 -391 04-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 668 668 04-Apr-24 BlackRock Advisors, LLC on mkt buy 59.84 AUD CDI 1:1 6,299 6,299 04-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.84 AUD CDI 1:1 730 730 04-Apr-24 BlackRock Advisors, LLC on mkt buy 59.84 AUD CDI 1:1 54 54 04-Apr-24 BlackRock Advisors, LLC on mkt buy 59.84 AUD CDI 1:1 1,637 1,637 04-Apr-24 BlackRock Financial Management, Inc. on mkt sell 59.81 AUD CDI 1:1 -3,611 -3,611 04-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.84 AUD CDI 1:1 1,032 1,032 04-Apr-24 BlackRock (Singapore) Limited on mkt buy 59.84 AUD CDI 1:1 5,547 5,547 04-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.84 AUD CDI 1:1 71 71 04-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.84 AUD CDI 1:1 761 761 04-Apr-24 BlackRock Capital Management, Inc. on mkt buy 59.84 AUD CDI 1:1 1,297 1,297 04-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.85 AUD CDI 1:1 4,117 4,117 04-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.85 AUD CDI 1:1 8,600 8,600 04-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.70 AUD CDI 1:1 102 102 04-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.70 AUD CDI 1:1 871 871 04-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.70 AUD CDI 1:1 550 550 04-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.70 AUD CDI 1:1 1,842 1,842 04-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.70 AUD CDI 1:1 776 776 04-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.70 AUD CDI 1:1 1,394 1,394 04-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 59.70 AUD CDI 1:1 -182 -182 04-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 59.70 AUD CDI 1:1 -458 -458 04-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 59.70 AUD CDI 1:1 -324 -324 04-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 57,700 57,700 05-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,512 1,512 05-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.81 AUD CDI 1:1 433 433 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.93 AUD CDI 1:1 4,901 4,901 JHX page 238 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.93 AUD CDI 1:1 829 829 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.93 AUD CDI 1:1 773 773 05-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.07 AUD CDI 1:1 683 683 05-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.07 AUD CDI 1:1 1,089 1,089 05-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.07 AUD CDI 1:1 8,165 8,165 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 914 914 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 954 954 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 630 630 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 1,210 1,210 05-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 59.07 AUD CDI 1:1 305 305 05-Apr-24 BlackRock International Limited on mkt buy 59.07 AUD CDI 1:1 1,121 1,121 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 4,507 4,507 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 1,503 1,503 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 1,085 1,085 05-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 59.07 AUD CDI 1:1 2,228 2,228 05-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.07 AUD CDI 1:1 349 349 05-Apr-24 BlackRock Financial Management, Inc. on mkt buy 59.07 AUD CDI 1:1 800 800 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 192 192 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 3,912 3,912 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 1,716 1,716 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.07 AUD CDI 1:1 5,680 5,680 05-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.07 AUD CDI 1:1 417 417 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 2,811 2,811 05-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.07 AUD CDI 1:1 1,255 1,255 05-Apr-24 BlackRock Financial Management, Inc. on mkt buy 59.10 AUD CDI 1:1 598 598 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.11 AUD CDI 1:1 228 228 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.11 AUD CDI 1:1 582 582 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.11 AUD CDI 1:1 310 310 05-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.11 AUD CDI 1:1 64 64 05-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 59.11 AUD CDI 1:1 -174 -174 05-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,160 2,160 08-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,548 -10,548 08-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 59.47 AUD CDI 1:1 -8,493 -8,493 08-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.33 AUD CDI 1:1 1,869 1,869 08-Apr-24 BlackRock Capital Management, Inc. on mkt buy 59.33 AUD CDI 1:1 506 506 08-Apr-24 BlackRock Financial Management, Inc. on mkt sell 59.33 AUD CDI 1:1 -3,084 -3,084 08-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.42 AUD CDI 1:1 3,552 3,552 08-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 59.42 AUD CDI 1:1 -1,061 -1,061 08-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.42 AUD CDI 1:1 102 102 08-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 59.42 AUD CDI 1:1 -858 -858 08-Apr-24 BlackRock Asset Management Canada Limited on mkt sell 59.42 AUD CDI 1:1 -1,041 -1,041 08-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 59.42 AUD CDI 1:1 -535 -535 08-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 59.42 AUD CDI 1:1 -7,757 -7,757 08-Apr-24 BlackRock Investment Management, LLC on mkt sell 59.42 AUD CDI 1:1 -589 -589 JHX page 239 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 08-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.42 AUD CDI 1:1 190 190 08-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.42 AUD CDI 1:1 883 883 08-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.42 AUD CDI 1:1 703 703 08-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.42 AUD CDI 1:1 1,647 1,647 08-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.42 AUD CDI 1:1 4,214 4,214 08-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.42 AUD CDI 1:1 1,989 1,989 08-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.42 AUD CDI 1:1 2,570 2,570 08-Apr-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 14,346 14,346 09-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 184 184 09-Apr-24 BlackRock Advisors, LLC on mkt buy 58.99 AUD CDI 1:1 3,661 3,661 09-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.99 AUD CDI 1:1 398 398 09-Apr-24 BlackRock Advisors, LLC on mkt buy 58.99 AUD CDI 1:1 30 30 09-Apr-24 BlackRock Advisors, LLC on mkt buy 58.99 AUD CDI 1:1 939 939 09-Apr-24 BlackRock Investment Management, LLC on mkt buy 58.99 AUD CDI 1:1 577 577 09-Apr-24 BlackRock (Singapore) Limited on mkt buy 58.99 AUD CDI 1:1 3,190 3,190 09-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 58.99 AUD CDI 1:1 -158 -158 09-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.99 AUD CDI 1:1 46 46 09-Apr-24 BlackRock Investment Management, LLC on mkt sell 58.99 AUD CDI 1:1 -128 -128 09-Apr-24 BlackRock Investment Management, LLC on mkt buy 58.99 AUD CDI 1:1 442 442 09-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.70 AUD CDI 1:1 485 485 09-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.70 AUD CDI 1:1 64 64 09-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.70 AUD CDI 1:1 41 41 09-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.70 AUD CDI 1:1 322 322 09-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.70 AUD CDI 1:1 447 447 09-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.70 AUD CDI 1:1 13,432 13,432 09-Apr-24 BlackRock Fund Advisors on mkt buy 58.70 AUD CDI 1:1 1,985 1,985 09-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.70 AUD CDI 1:1 1,097 1,097 09-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.70 AUD CDI 1:1 2,862 2,862 10-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,346 -6,346 10-Apr-24 BlackRock Advisors, LLC on mkt buy 59.69 AUD CDI 1:1 3,554 3,554 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.69 AUD CDI 1:1 386 386 10-Apr-24 BlackRock Advisors, LLC on mkt buy 59.69 AUD CDI 1:1 30 30 10-Apr-24 BlackRock Advisors, LLC on mkt buy 59.69 AUD CDI 1:1 911 911 10-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.69 AUD CDI 1:1 560 560 10-Apr-24 BlackRock (Singapore) Limited on mkt buy 59.69 AUD CDI 1:1 3,097 3,097 10-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.69 AUD CDI 1:1 44 44 10-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.69 AUD CDI 1:1 429 429 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 1,329 1,329 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 95 95 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.74 AUD CDI 1:1 77 77 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.68 AUD CDI 1:1 783 783 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.68 AUD CDI 1:1 1,195 1,195 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.68 AUD CDI 1:1 1,017 1,017 10-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.68 AUD CDI 1:1 3,039 3,039 JHX page 240 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 10-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.68 AUD CDI 1:1 8,048 8,048 10-Apr-24 BlackRock Advisors, LLC on mkt buy 59.68 AUD CDI 1:1 1,029 1,029 10-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.68 AUD CDI 1:1 1,024 1,024 10-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 59.68 AUD CDI 1:1 455 455 10-Apr-24 BlackRock Financial Management, Inc. on mkt buy 59.68 AUD CDI 1:1 700 700 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 59.68 AUD CDI 1:1 115 115 10-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.61 AUD CDI 1:1 740 740 10-Apr-24 BlackRock Financial Management, Inc. on mkt buy 59.63 AUD CDI 1:1 460 460 10-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.61 AUD CDI 1:1 1,060 1,060 10-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.61 AUD CDI 1:1 18 18 10-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.61 AUD CDI 1:1 114 114 10-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.61 AUD CDI 1:1 102 102 10-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 59.61 AUD CDI 1:1 -1,396 -1,396 10-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 59.61 AUD CDI 1:1 412 412 10-Apr-24 BlackRock Asset Management Canada Limited on mkt sell 59.61 AUD CDI 1:1 -698 -698 10-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 59.61 AUD CDI 1:1 6,064 6,064 10-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 59.61 AUD CDI 1:1 -4,192 -4,192 10-Apr-24 BlackRock Investment Management, LLC on mkt buy 59.67 AUD CDI 1:1 396 396 10-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 420 420 10-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 158,569 158,569 11-Apr-24 BlackRock Capital Management, Inc. on mkt buy 57.95 AUD CDI 1:1 2,871 2,871 11-Apr-24 BlackRock Advisors, LLC on mkt buy 57.91 AUD CDI 1:1 3,554 3,554 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.91 AUD CDI 1:1 387 387 11-Apr-24 BlackRock Advisors, LLC on mkt buy 57.91 AUD CDI 1:1 29 29 11-Apr-24 BlackRock Advisors, LLC on mkt buy 57.91 AUD CDI 1:1 911 911 11-Apr-24 BlackRock Investment Management, LLC on mkt buy 57.91 AUD CDI 1:1 561 561 11-Apr-24 BlackRock (Singapore) Limited on mkt buy 57.91 AUD CDI 1:1 3,097 3,097 11-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.91 AUD CDI 1:1 43 43 11-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.94 AUD CDI 1:1 7,886 7,886 11-Apr-24 BlackRock Investment Management, LLC on mkt buy 57.91 AUD CDI 1:1 429 429 11-Apr-24 BlackRock Financial Management, Inc. on mkt buy 57.89 AUD CDI 1:1 819 819 11-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 58.09 AUD CDI 1:1 3,716 3,716 11-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 58.09 AUD CDI 1:1 1,470 1,470 11-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 58.09 AUD CDI 1:1 1,434 1,434 11-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 58.09 AUD CDI 1:1 1,677 1,677 11-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 58.09 AUD CDI 1:1 975 975 11-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.09 AUD CDI 1:1 5,037 5,037 11-Apr-24 BlackRock Asset Management Canada Limited on mkt buy 58.09 AUD CDI 1:1 1,058 1,058 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.09 AUD CDI 1:1 1,011 1,011 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.09 AUD CDI 1:1 5 5 11-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 58.09 AUD CDI 1:1 3,816 3,816 11-Apr-24 BlackRock Advisors, LLC on mkt buy 58.09 AUD CDI 1:1 2,177 2,177 11-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.09 AUD CDI 1:1 6,296 6,296 11-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.09 AUD CDI 1:1 801 801 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.09 AUD CDI 1:1 594 594 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.09 AUD CDI 1:1 700 700 11-Apr-24 BlackRock Advisors, LLC on mkt buy 58.09 AUD CDI 1:1 564 564 JHX page 241 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Apr-24 BlackRock Investment Management, LLC on mkt buy 58.09 AUD CDI 1:1 522 522 11-Apr-24 BlackRock Financial Management, Inc. on mkt buy 58.09 AUD CDI 1:1 298 298 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.09 AUD CDI 1:1 435 435 11-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 58.09 AUD CDI 1:1 84 84 11-Apr-24 BlackRock Advisors, LLC on mkt buy 58.09 AUD CDI 1:1 24 24 11-Apr-24 BlackRock Advisors, LLC on mkt buy 58.09 AUD CDI 1:1 47 47 11-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 58.09 AUD CDI 1:1 297 297 11-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.17 AUD CDI 1:1 18 18 11-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 58.17 AUD CDI 1:1 -2,122 -2,122 11-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.17 AUD CDI 1:1 114 114 11-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 58.17 AUD CDI 1:1 -190 -190 11-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 58.17 AUD CDI 1:1 64 64 11-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 58.17 AUD CDI 1:1 -515 -515 11-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 58.17 AUD CDI 1:1 490 490 11-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -117,790 -117,790 11-Apr-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 12 12 11-Apr-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 2 2 12-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,876 -1,876 12-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 57.45 AUD CDI 1:1 204 204 12-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 57.45 AUD CDI 1:1 -783 -783 12-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 102 102 12-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 646 646 12-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 194 194 12-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 57.45 AUD CDI 1:1 -6,509 -6,509 12-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 AUD CDI 1:1 -613 -613 12-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 AUD CDI 1:1 -1,373 -1,373 12-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.45 AUD CDI 1:1 1,501 1,501 12-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 57.45 AUD CDI 1:1 278 278 12-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.45 AUD CDI 1:1 -494 -494 12-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 57.45 AUD CDI 1:1 130 130 12-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 1,771 1,771 12-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 57.45 AUD CDI 1:1 471 471 12-Apr-24 BlackRock Asset Management Canada Limited on mkt sell 57.45 AUD CDI 1:1 -7,145 -7,145 12-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.45 AUD CDI 1:1 3,418 3,418 12-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,725 11,725 12-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 622,523 622,523 12-Apr-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -4 -4 12-Apr-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 15-Apr-24 BlackRock Capital Management, Inc. on mkt sell 56.93 AUD CDI 1:1 -1,998 -1,998 15-Apr-24 BlackRock Financial Management, Inc. on mkt sell 56.91 AUD CDI 1:1 -7,955 -7,955 15-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.93 AUD CDI 1:1 -2,950 -2,950 15-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 56.83 AUD CDI 1:1 3,186 3,186 15-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 56.83 AUD CDI 1:1 18 18 15-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 56.83 AUD CDI 1:1 -459 -459 15-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 56.83 AUD CDI 1:1 337 337 15-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 56.83 AUD CDI 1:1 -128 -128 JHX page 242 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 15-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.83 AUD CDI 1:1 87 87 15-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.83 AUD CDI 1:1 557 557 15-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.83 AUD CDI 1:1 463 463 15-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.83 AUD CDI 1:1 550 550 15-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.83 AUD CDI 1:1 1,422 1,422 15-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 56.83 AUD CDI 1:1 406 406 15-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.83 AUD CDI 1:1 7,329 7,329 15-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 56.83 AUD CDI 1:1 602 602 15-Apr-24 BlackRock Advisors, LLC on mkt buy 56.83 AUD CDI 1:1 1,340 1,340 15-Apr-24 BlackRock International Limited on mkt buy 56.83 AUD CDI 1:1 984 984 15-Apr-24 BlackRock Financial Management, Inc. on mkt buy 56.83 AUD CDI 1:1 562 562 15-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 56.83 AUD CDI 1:1 1,791 1,791 15-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 56.83 AUD CDI 1:1 1,179 1,179 15-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 56.83 AUD CDI 1:1 2,210 2,210 15-Apr-24 BlackRock Asset Management Canada Limited on mkt buy 56.83 AUD CDI 1:1 396 396 15-Apr-24 BlackRock Investment Management, LLC on mkt sell 56.83 AUD CDI 1:1 -591 -591 15-Apr-24 BlackRock Asset Management Canada Limited on mkt buy 56.83 AUD CDI 1:1 927 927 15-Apr-24 BlackRock Financial Management, Inc. on mkt buy 56.83 AUD CDI 1:1 690 690 15-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -15,822 -15,822 15-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,370,120 1,370,120 15-Apr-24 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -186,742 -186,742 16-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 56.29 AUD CDI 1:1 355 355 16-Apr-24 BlackRock Advisors, LLC on mkt buy 55.70 AUD CDI 1:1 4,800 4,800 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.70 AUD CDI 1:1 498 498 16-Apr-24 BlackRock Advisors, LLC on mkt buy 55.70 AUD CDI 1:1 40 40 16-Apr-24 BlackRock Advisors, LLC on mkt buy 55.70 AUD CDI 1:1 1,209 1,209 16-Apr-24 BlackRock Investment Management, LLC on mkt buy 55.70 AUD CDI 1:1 756 756 16-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 56.29 AUD CDI 1:1 -255 -255 16-Apr-24 BlackRock (Singapore) Limited on mkt buy 55.70 AUD CDI 1:1 4,024 4,024 16-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.70 AUD CDI 1:1 58 58 16-Apr-24 BlackRock Investment Management, LLC on mkt buy 55.70 AUD CDI 1:1 566 566 16-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,572 -1,572 16-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 55.58 AUD CDI 1:1 -95 -95 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.58 AUD CDI 1:1 136 136 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.58 AUD CDI 1:1 646 646 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.58 AUD CDI 1:1 630 630 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.58 AUD CDI 1:1 818 818 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.58 AUD CDI 1:1 1,904 1,904 16-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.58 AUD CDI 1:1 -4,784 -4,784 16-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 55.58 AUD CDI 1:1 456 456 16-Apr-24 BlackRock Advisors, LLC on mkt buy 55.58 AUD CDI 1:1 2,563 2,563 16-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.58 AUD CDI 1:1 -3,719 -3,719 16-Apr-24 BlackRock International Limited on mkt buy 55.58 AUD CDI 1:1 1,603 1,603 16-Apr-24 BlackRock Financial Management, Inc. on mkt buy 55.58 AUD CDI 1:1 645 645 JHX page 243 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-Apr-24 BlackRock Advisors, LLC on mkt buy 55.58 AUD CDI 1:1 443 443 16-Apr-24 BlackRock Investment Management, LLC on mkt buy 55.58 AUD CDI 1:1 342 342 16-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 55.58 AUD CDI 1:1 2,388 2,388 16-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 55.58 AUD CDI 1:1 1,586 1,586 16-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 55.58 AUD CDI 1:1 2,543 2,543 16-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 55.58 AUD CDI 1:1 574 574 16-Apr-24 BlackRock Asset Management Canada Limited on mkt buy 55.58 AUD CDI 1:1 711 711 16-Apr-24 BlackRock Asset Management Canada Limited on mkt buy 55.58 AUD CDI 1:1 1,334 1,334 16-Apr-24 BlackRock Investment Management, LLC on mkt buy 55.58 AUD CDI 1:1 272 272 16-Apr-24 BlackRock Financial Management, Inc. on mkt buy 55.58 AUD CDI 1:1 795 795 16-Apr-24 BlackRock Fund Advisors on mkt buy 55.58 AUD CDI 1:1 2,188 2,188 16-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 55.58 AUD CDI 1:1 -5,310 -5,310 16-Apr-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 5,057 5,057 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.03 AUD CDI 1:1 1,040 1,040 17-Apr-24 BlackRock Advisors, LLC on mkt buy 54.21 AUD CDI 1:1 4,658 4,658 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.21 AUD CDI 1:1 483 483 17-Apr-24 BlackRock Advisors, LLC on mkt buy 54.21 AUD CDI 1:1 40 40 17-Apr-24 BlackRock Advisors, LLC on mkt buy 54.21 AUD CDI 1:1 1,173 1,173 17-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.21 AUD CDI 1:1 734 734 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.78 AUD CDI 1:1 -8,924 -8,924 17-Apr-24 BlackRock (Singapore) Limited on mkt buy 54.21 AUD CDI 1:1 3,905 3,905 17-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.21 AUD CDI 1:1 56 56 17-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.21 AUD CDI 1:1 550 550 17-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.02 AUD CDI 1:1 740 740 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 5,921 5,921 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 49 49 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 151 151 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 1,068 1,068 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 474 474 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 2,599 2,599 17-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.02 AUD CDI 1:1 3,532 3,532 17-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.02 AUD CDI 1:1 -3,183 -3,183 17-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.02 AUD CDI 1:1 -3,183 -3,183 17-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.02 AUD CDI 1:1 -3,183 -3,183 17-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.02 AUD CDI 1:1 -388 -388 17-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.02 AUD CDI 1:1 1,737 1,737 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.02 AUD CDI 1:1 1,930 1,930 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.02 AUD CDI 1:1 2,578 2,578 17-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.02 AUD CDI 1:1 266 266 17-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.02 AUD CDI 1:1 -1,226 -1,226 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.02 AUD CDI 1:1 -8,013 -8,013 17-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.02 AUD CDI 1:1 -3,371 -3,371 17-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.02 AUD CDI 1:1 -194 -194 JHX page 244 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.02 AUD CDI 1:1 2,403 2,403 17-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.02 AUD CDI 1:1 3,211 3,211 17-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.02 AUD CDI 1:1 -499 -499 17-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -10,717 -10,717 18-Apr-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 86,987 86,987 18-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -735 -735 18-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 925 925 18-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,170 -1,170 18-Apr-24 BlackRock Capital Management, Inc. on mkt sell 54.01 AUD CDI 1:1 -556 -556 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.04 AUD CDI 1:1 4,658 4,658 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.04 AUD CDI 1:1 484 484 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.04 AUD CDI 1:1 40 40 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.04 AUD CDI 1:1 1,173 1,173 18-Apr-24 BlackRock Financial Management, Inc. on mkt sell 53.99 AUD CDI 1:1 -1,324 -1,324 18-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.04 AUD CDI 1:1 733 733 18-Apr-24 BlackRock (Singapore) Limited on mkt buy 54.04 AUD CDI 1:1 3,905 3,905 18-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.04 AUD CDI 1:1 56 56 18-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.01 AUD CDI 1:1 -1,767 -1,767 18-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.04 AUD CDI 1:1 550 550 18-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.00 AUD CDI 1:1 3,528 3,528 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.00 AUD CDI 1:1 51 51 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.00 AUD CDI 1:1 70 70 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.00 AUD CDI 1:1 792 792 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.00 AUD CDI 1:1 250 250 18-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 54.00 AUD CDI 1:1 3,349 3,349 18-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 54.00 AUD CDI 1:1 1,445 1,445 18-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 54.00 AUD CDI 1:1 1,401 1,401 18-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 54.00 AUD CDI 1:1 1,320 1,320 18-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 54.00 AUD CDI 1:1 1,562 1,562 18-Apr-24 BlackRock Japan Co., Ltd. on mkt buy 54.00 AUD CDI 1:1 829 829 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.00 AUD CDI 1:1 884 884 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.00 AUD CDI 1:1 17 17 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.00 AUD CDI 1:1 84 84 18-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.00 AUD CDI 1:1 4,470 4,470 18-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.00 AUD CDI 1:1 512 512 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.00 AUD CDI 1:1 517 517 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -144 -144 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -288 -288 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -308 -308 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -429 -429 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -337 -337 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -337 -337 18-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -271 -271 18-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.00 AUD CDI 1:1 465 465 18-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.00 AUD CDI 1:1 1,366 1,366 18-Apr-24 BlackRock Advisors, LLC on mkt buy 54.00 AUD CDI 1:1 4,854 4,854 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.00 AUD CDI 1:1 1,308 1,308 18-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.00 AUD CDI 1:1 973 973 18-Apr-24 BlackRock Asset Management Canada Limited on mkt buy 54.00 AUD CDI 1:1 203 203 18-Apr-24 BlackRock Investment Management, LLC on mkt sell 54.00 AUD CDI 1:1 -593 -593 18-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -28,356 -28,356 JHX page 245 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Apr-24 BlackRock Investment Management, LLC collateral transfer n/a USD ADR 1:1 -8 -8 18-Apr-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 8 8 19-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,584 -10,584 19-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.33 AUD CDI 1:1 2,646 2,646 19-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 53.33 AUD CDI 1:1 -4,244 -4,244 19-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 53.33 AUD CDI 1:1 388 388 19-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 53.33 AUD CDI 1:1 -153 -153 19-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 53.33 AUD CDI 1:1 -1,392 -1,392 19-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.33 AUD CDI 1:1 68 68 19-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.33 AUD CDI 1:1 310 310 19-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.33 AUD CDI 1:1 418 418 19-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 53.33 AUD CDI 1:1 -1,849 -1,849 19-Apr-24 BlackRock Asset Management North Asia Limited on mkt sell 53.33 AUD CDI 1:1 -1,638 -1,638 19-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 53.33 AUD CDI 1:1 8,086 8,086 19-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 53.33 AUD CDI 1:1 285 285 19-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 53.33 AUD CDI 1:1 137 137 19-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.33 AUD CDI 1:1 1,248 1,248 19-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.33 AUD CDI 1:1 2,961 2,961 19-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 53.33 AUD CDI 1:1 144 144 19-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 53.33 AUD CDI 1:1 517 517 19-Apr-24 BlackRock Financial Management, Inc. on mkt buy 53.33 AUD CDI 1:1 530 530 19-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -15,555 -15,555 19-Apr-24 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ADR 1:1 -5,066 -5,066 22-Apr-24 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 68,779 68,779 22-Apr-24 BlackRock Capital Management, Inc. on mkt sell 53.02 AUD CDI 1:1 -325 -325 22-Apr-24 BlackRock Investment Management, LLC on mkt buy 53.61 AUD CDI 1:1 1,460 1,460 22-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.02 AUD CDI 1:1 -2,143 -2,143 22-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 53.14 AUD CDI 1:1 294 294 22-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 53.14 AUD CDI 1:1 4,616 4,616 22-Apr-24 BlackRock Fund Advisors on mkt buy 53.14 AUD CDI 1:1 17,645 17,645 22-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 53.14 AUD CDI 1:1 881 881 22-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.14 AUD CDI 1:1 59 59 22-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.14 AUD CDI 1:1 159 159 22-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.14 AUD CDI 1:1 791 791 22-Apr-24 BlackRock Investment Management, LLC on mkt sell 53.14 AUD CDI 1:1 -865 -865 22-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.14 AUD CDI 1:1 2,952 2,952 22-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -38,656 -38,656 23-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.73 AUD CDI 1:1 234 234 23-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.73 AUD CDI 1:1 33 33 23-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.73 AUD CDI 1:1 -362 -362 23-Apr-24 BlackRock Advisors, LLC on mkt buy 54.59 AUD CDI 1:1 4,202 4,202 23-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.59 AUD CDI 1:1 441 441 23-Apr-24 BlackRock Advisors, LLC on mkt buy 54.59 AUD CDI 1:1 36 36 23-Apr-24 BlackRock Advisors, LLC on mkt buy 54.59 AUD CDI 1:1 1,089 1,089 JHX page 246 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 23-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.59 AUD CDI 1:1 677 677 23-Apr-24 BlackRock (Singapore) Limited on mkt buy 54.59 AUD CDI 1:1 3,670 3,670 23-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.59 AUD CDI 1:1 52 52 23-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.59 AUD CDI 1:1 516 516 23-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.91 AUD CDI 1:1 162 162 23-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 43 43 23-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 298 298 23-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 907 907 23-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.91 AUD CDI 1:1 13 13 23-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.91 AUD CDI 1:1 1,575 1,575 23-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.91 AUD CDI 1:1 3 3 23-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.91 AUD CDI 1:1 436 436 23-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.91 AUD CDI 1:1 -120 -120 23-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.91 AUD CDI 1:1 2,966 2,966 23-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -116,284 -116,284 24-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,703 -1,703 24-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 55.39 AUD CDI 1:1 -1,261 -1,261 24-Apr-24 BlackRock Advisors, LLC on mkt buy 54.93 AUD CDI 1:1 4,078 4,078 24-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.93 AUD CDI 1:1 428 428 24-Apr-24 BlackRock Advisors, LLC on mkt buy 54.93 AUD CDI 1:1 35 35 24-Apr-24 BlackRock Advisors, LLC on mkt buy 54.93 AUD CDI 1:1 1,058 1,058 24-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.93 AUD CDI 1:1 657 657 24-Apr-24 BlackRock (Singapore) Limited on mkt buy 54.93 AUD CDI 1:1 3,563 3,563 24-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.93 AUD CDI 1:1 50 50 24-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.93 AUD CDI 1:1 501 501 24-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.72 AUD CDI 1:1 1,480 1,480 24-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.72 AUD CDI 1:1 -468 -468 24-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.72 AUD CDI 1:1 -670 -670 24-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.72 AUD CDI 1:1 67 67 24-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.72 AUD CDI 1:1 126 126 24-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.72 AUD CDI 1:1 712 712 24-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.72 AUD CDI 1:1 935 935 24-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.72 AUD CDI 1:1 318 318 24-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.72 AUD CDI 1:1 1,487 1,487 24-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.72 AUD CDI 1:1 291 291 24-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.72 AUD CDI 1:1 1,094 1,094 24-Apr-24 BlackRock Financial Management, Inc. on mkt buy 54.72 AUD CDI 1:1 422 422 24-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 302 302 25-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -37,696 -37,696 26-Apr-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -786 -786 26-Apr-24 BlackRock Advisors, LLC on mkt buy 54.93 AUD CDI 1:1 4,078 4,078 26-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.93 AUD CDI 1:1 428 428 26-Apr-24 BlackRock Advisors, LLC on mkt buy 54.93 AUD CDI 1:1 36 36 26-Apr-24 BlackRock Advisors, LLC on mkt buy 54.93 AUD CDI 1:1 1,058 1,058 26-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.93 AUD CDI 1:1 657 657 JHX page 247 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Apr-24 BlackRock (Singapore) Limited on mkt buy 54.93 AUD CDI 1:1 3,563 3,563 26-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.93 AUD CDI 1:1 50 50 26-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.93 AUD CDI 1:1 500 500 26-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.92 AUD CDI 1:1 -690 -690 26-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -1,063 -1,063 26-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 582 582 26-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 388 388 26-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 588 588 26-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -95 -95 26-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 161 161 26-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -462 -462 26-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -686 -686 26-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -544 -544 26-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 411 411 26-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.86 AUD CDI 1:1 -863 -863 26-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.86 AUD CDI 1:1 187 187 26-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.86 AUD CDI 1:1 730 730 26-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.86 AUD CDI 1:1 505 505 26-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.86 AUD CDI 1:1 3,968 3,968 26-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.86 AUD CDI 1:1 216 216 26-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.86 AUD CDI 1:1 113 113 26-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.86 AUD CDI 1:1 4,603 4,603 26-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.86 AUD CDI 1:1 141 141 26-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.86 AUD CDI 1:1 358 358 26-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.86 AUD CDI 1:1 3,264 3,264 26-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -39,970 -39,970 29-Apr-24 BlackRock Financial Management, Inc. on mkt buy 55.75 AUD CDI 1:1 287 287 29-Apr-24 BlackRock Capital Management, Inc. on mkt buy 54.92 AUD CDI 1:1 552 552 29-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.92 AUD CDI 1:1 1,335 1,335 29-Apr-24 BlackRock Financial Management, Inc. on mkt buy 54.85 AUD CDI 1:1 8,843 8,843 29-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.38 AUD CDI 1:1 412 412 29-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.38 AUD CDI 1:1 594 594 29-Apr-24 BlackRock Advisors, LLC on mkt buy 54.38 AUD CDI 1:1 944 944 29-Apr-24 BlackRock Fund Advisors on mkt buy 54.38 AUD CDI 1:1 7 7 29-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.38 AUD CDI 1:1 -406 -406 29-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.38 AUD CDI 1:1 -919 -919 29-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.38 AUD CDI 1:1 -108,671 -108,671 29-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 19,171 19,171 29-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -130,004 -130,004 30-Apr-24 BlackRock Advisors, LLC on mkt buy 54.07 AUD CDI 1:1 2,215 2,215 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.07 AUD CDI 1:1 255 255 30-Apr-24 BlackRock Advisors, LLC on mkt buy 54.07 AUD CDI 1:1 569 569 30-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.07 AUD CDI 1:1 367 367 30-Apr-24 BlackRock (Singapore) Limited on mkt buy 54.07 AUD CDI 1:1 2,031 2,031 30-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.04 AUD CDI 1:1 -127 -127 30-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.07 AUD CDI 1:1 27 27 30-Apr-24 BlackRock Investment Management, LLC on mkt sell 54.04 AUD CDI 1:1 -154 -154 JHX page 248 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.26 AUD CDI 1:1 -193 -193 30-Apr-24 BlackRock Investment Management, LLC on mkt buy 54.07 AUD CDI 1:1 270 270 30-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.00 AUD CDI 1:1 -875 -875 30-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.21 AUD CDI 1:1 2,130 2,130 30-Apr-24 BlackRock Advisors (UK) Limited on mkt sell 54.21 AUD CDI 1:1 -1,063 -1,063 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.21 AUD CDI 1:1 -467 -467 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.21 AUD CDI 1:1 40 40 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.21 AUD CDI 1:1 408 408 30-Apr-24 BlackRock Investment Management (UK) Limited on mkt buy 54.21 AUD CDI 1:1 351 351 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.21 AUD CDI 1:1 569 569 30-Apr-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.21 AUD CDI 1:1 -437 -437 30-Apr-24 BlackRock Advisors (UK) Limited on mkt buy 54.21 AUD CDI 1:1 160 160 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.21 AUD CDI 1:1 3,170 3,170 30-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.21 AUD CDI 1:1 1,036 1,036 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.21 AUD CDI 1:1 14,156 14,156 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.21 AUD CDI 1:1 -10,581 -10,581 30-Apr-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.21 AUD CDI 1:1 -2,094 -2,094 30-Apr-24 BlackRock Investment Management (UK) Limited on mkt sell 54.21 AUD CDI 1:1 -8,121 -8,121 30-Apr-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.21 AUD CDI 1:1 4,454 4,454 30-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -19,171 -19,171 30-Apr-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 191,831 191,831 01-May-24 BlackRock Advisors, LLC on mkt buy 53.43 AUD CDI 1:1 2,142 2,142 01-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.43 AUD CDI 1:1 246 246 01-May-24 BlackRock Advisors, LLC on mkt buy 53.43 AUD CDI 1:1 24 24 01-May-24 BlackRock Advisors, LLC on mkt buy 53.43 AUD CDI 1:1 549 549 01-May-24 BlackRock Investment Management, LLC on mkt buy 53.43 AUD CDI 1:1 354 354 01-May-24 BlackRock (Singapore) Limited on mkt buy 53.43 AUD CDI 1:1 1,965 1,965 01-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.43 AUD CDI 1:1 26 26 01-May-24 BlackRock Investment Management, LLC on mkt buy 53.43 AUD CDI 1:1 259 259 01-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.56 AUD CDI 1:1 57 57 01-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.56 AUD CDI 1:1 306 306 01-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.56 AUD CDI 1:1 658 658 01-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.56 AUD CDI 1:1 824 824 01-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.56 AUD CDI 1:1 943 943 01-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.56 AUD CDI 1:1 759 759 01-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.56 AUD CDI 1:1 1,755 1,755 01-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -51,439 -51,439 02-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,254 -1,254 02-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 920 920 02-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,056 -7,056 02-May-24 BlackRock Advisors, LLC on mkt buy 53.47 AUD CDI 1:1 2,140 2,140 02-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.47 AUD CDI 1:1 245 245 02-May-24 BlackRock Advisors, LLC on mkt buy 53.47 AUD CDI 1:1 30 30 02-May-24 BlackRock Advisors, LLC on mkt buy 53.47 AUD CDI 1:1 549 549 02-May-24 BlackRock Financial Management, Inc. on mkt buy 53.47 AUD CDI 1:1 4,679 4,679 JHX page 249 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 02-May-24 BlackRock Investment Management, LLC on mkt buy 53.47 AUD CDI 1:1 353 353 02-May-24 BlackRock (Singapore) Limited on mkt buy 53.47 AUD CDI 1:1 1,963 1,963 02-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.47 AUD CDI 1:1 26 26 02-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.46 AUD CDI 1:1 -1,607 -1,607 02-May-24 BlackRock Investment Management, LLC on mkt buy 53.47 AUD CDI 1:1 259 259 02-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.37 AUD CDI 1:1 2,652 2,652 02-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.37 AUD CDI 1:1 513 513 02-May-24 BlackRock Investment Management (UK) Limited on mkt buy 53.37 AUD CDI 1:1 3,579 3,579 02-May-24 BlackRock Investment Management (UK) Limited on mkt buy 53.37 AUD CDI 1:1 319 319 02-May-24 BlackRock Investment Management (UK) Limited on mkt buy 53.37 AUD CDI 1:1 477 477 02-May-24 BlackRock Advisors (UK) Limited on mkt sell 53.37 AUD CDI 1:1 -1,518 -1,518 02-May-24 BlackRock Fund Advisors on mkt buy 53.37 AUD CDI 1:1 1,571 1,571 02-May-24 BlackRock Advisors, LLC on mkt buy 53.37 AUD CDI 1:1 3,651 3,651 02-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.37 AUD CDI 1:1 1,847 1,847 02-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.37 AUD CDI 1:1 781 781 02-May-24 BlackRock Investment Management, LLC on mkt buy 53.37 AUD CDI 1:1 368 368 02-May-24 BlackRock International Limited on mkt buy 53.37 AUD CDI 1:1 310 310 02-May-24 BlackRock Financial Management, Inc. on mkt buy 53.37 AUD CDI 1:1 1,524 1,524 02-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 6,557 6,557 02-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 55,193 55,193 03-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.70 AUD CDI 1:1 2,815 2,815 03-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.70 AUD CDI 1:1 842 842 03-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.70 AUD CDI 1:1 871 871 03-May-24 BlackRock Advisors (UK) Limited on mkt buy 53.58 AUD CDI 1:1 54 54 03-May-24 BlackRock Advisors (UK) Limited on mkt sell 53.58 AUD CDI 1:1 -18 -18 03-May-24 BlackRock Advisors (UK) Limited on mkt sell 53.58 AUD CDI 1:1 -108 -108 03-May-24 BlackRock Advisors (UK) Limited on mkt buy 53.58 AUD CDI 1:1 594 594 03-May-24 BlackRock Advisors (UK) Limited on mkt sell 53.58 AUD CDI 1:1 -95 -95 03-May-24 BlackRock Advisors (UK) Limited on mkt buy 53.58 AUD CDI 1:1 63 63 03-May-24 BlackRock Advisors (UK) Limited on mkt buy 53.58 AUD CDI 1:1 273 273 03-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.58 AUD CDI 1:1 37 37 03-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.58 AUD CDI 1:1 287 287 03-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.58 AUD CDI 1:1 291 291 03-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.58 AUD CDI 1:1 -1,048 -1,048 03-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.58 AUD CDI 1:1 195 195 03-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.58 AUD CDI 1:1 -628 -628 03-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.58 AUD CDI 1:1 -3,823 -3,823 03-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.58 AUD CDI 1:1 -1,536 -1,536 03-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -6,557 -6,557 03-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 5,333 5,333 06-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12 -12 06-May-24 BlackRock Investment Management (UK) Limited on mkt buy 54.19 AUD CDI 1:1 369 369 06-May-24 BlackRock Investment Management (UK) Limited on mkt buy 54.19 AUD CDI 1:1 840 840 06-May-24 BlackRock Capital Management, Inc. on mkt sell 54.54 AUD CDI 1:1 -2,491 -2,491 06-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.54 AUD CDI 1:1 -2,192 -2,192 JHX page 250 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 3,536 3,536 06-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 1,480 1,480 06-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 78 78 06-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 351 351 06-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.52 AUD CDI 1:1 89 89 06-May-24 BlackRock Investment Management, LLC on mkt sell 54.52 AUD CDI 1:1 -1,956 -1,956 06-May-24 BlackRock Advisors (UK) Limited on mkt sell 54.52 AUD CDI 1:1 -876 -876 06-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -15,336 -15,336 07-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 370 370 07-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 525 525 07-May-24 BlackRock Advisors, LLC on mkt buy 55.89 AUD CDI 1:1 1,874 1,874 07-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.89 AUD CDI 1:1 182 182 07-May-24 BlackRock Advisors, LLC on mkt buy 55.89 AUD CDI 1:1 459 459 07-May-24 BlackRock Investment Management, LLC on mkt buy 55.89 AUD CDI 1:1 273 273 07-May-24 BlackRock (Singapore) Limited on mkt buy 55.89 AUD CDI 1:1 1,618 1,618 07-May-24 BlackRock Investment Management (UK) Limited on mkt sell 55.87 AUD CDI 1:1 -123 -123 07-May-24 BlackRock Investment Management, LLC on mkt sell 55.87 AUD CDI 1:1 -94 -94 07-May-24 BlackRock Investment Management, LLC on mkt buy 55.89 AUD CDI 1:1 231 231 07-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.96 AUD CDI 1:1 -17,238 -17,238 07-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.96 AUD CDI 1:1 261 261 07-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.96 AUD CDI 1:1 294 294 07-May-24 BlackRock Fund Advisors on mkt buy 55.96 AUD CDI 1:1 10,095 10,095 07-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -26,491 -26,491 08-May-24 BlackRock Advisors, LLC on mkt buy 55.64 AUD CDI 1:1 1,808 1,808 08-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.64 AUD CDI 1:1 176 176 08-May-24 BlackRock Advisors, LLC on mkt buy 55.64 AUD CDI 1:1 444 444 08-May-24 BlackRock Investment Management, LLC on mkt buy 55.64 AUD CDI 1:1 263 263 08-May-24 BlackRock (Singapore) Limited on mkt buy 55.64 AUD CDI 1:1 1,562 1,562 08-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.64 AUD CDI 1:1 25 25 08-May-24 BlackRock Investment Management, LLC on mkt buy 55.64 AUD CDI 1:1 223 223 08-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.52 AUD CDI 1:1 -57,298 -57,298 08-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.52 AUD CDI 1:1 -1,163 -1,163 08-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.52 AUD CDI 1:1 -1,991 -1,991 08-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.52 AUD CDI 1:1 -3,610 -3,610 08-May-24 BlackRock Advisors (UK) Limited on mkt sell 55.51 AUD CDI 1:1 -1,067 -1,067 08-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.51 AUD CDI 1:1 114 114 08-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.51 AUD CDI 1:1 59 59 08-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.51 AUD CDI 1:1 546 546 08-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.51 AUD CDI 1:1 546 546 08-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.51 AUD CDI 1:1 76 76 08-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.51 AUD CDI 1:1 455 455 08-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.51 AUD CDI 1:1 6,849 6,849 08-May-24 BlackRock Investment Management (UK) Limited on mkt buy 55.51 AUD CDI 1:1 3,045 3,045 08-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -961 -961 09-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,698 -6,698 09-May-24 BlackRock Capital Management, Inc. on mkt sell 56.19 AUD CDI 1:1 -1,623 -1,623 09-May-24 BlackRock Advisors, LLC on mkt buy 56.23 AUD CDI 1:1 1,787 1,787 09-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.23 AUD CDI 1:1 173 173 JHX page 251 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 09-May-24 BlackRock Advisors, LLC on mkt buy 56.23 AUD CDI 1:1 48 48 09-May-24 BlackRock Advisors, LLC on mkt buy 56.23 AUD CDI 1:1 438 438 09-May-24 BlackRock Investment Management, LLC on mkt buy 56.23 AUD CDI 1:1 259 259 09-May-24 BlackRock (Singapore) Limited on mkt buy 56.23 AUD CDI 1:1 1,543 1,543 09-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.23 AUD CDI 1:1 34 34 09-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.19 AUD CDI 1:1 -2,953 -2,953 09-May-24 BlackRock Investment Management, LLC on mkt buy 56.23 AUD CDI 1:1 219 219 09-May-24 BlackRock Financial Management, Inc. on mkt buy 56.22 AUD CDI 1:1 1,865 1,865 09-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.16 AUD CDI 1:1 4,410 4,410 09-May-24 BlackRock Advisors (UK) Limited on mkt buy 56.16 AUD CDI 1:1 294 294 09-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.16 AUD CDI 1:1 80 80 09-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.16 AUD CDI 1:1 483 483 09-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.16 AUD CDI 1:1 303 303 09-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.16 AUD CDI 1:1 816 816 09-May-24 BlackRock Advisors, LLC on mkt buy 56.16 AUD CDI 1:1 3,443 3,443 09-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.16 AUD CDI 1:1 1,427 1,427 09-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.16 AUD CDI 1:1 4,524 4,524 09-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.16 AUD CDI 1:1 414 414 09-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.16 AUD CDI 1:1 -2,891 -2,891 09-May-24 BlackRock Investment Management, LLC on mkt buy 56.16 AUD CDI 1:1 364 364 09-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -7,586 -7,586 10-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,995 4,995 10-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.60 AUD CDI 1:1 1,083 1,083 10-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.60 AUD CDI 1:1 38 38 10-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.60 AUD CDI 1:1 247 247 10-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.60 AUD CDI 1:1 -1,657 -1,657 10-May-24 BlackRock Investment Management (UK) Limited on mkt buy 55.60 AUD CDI 1:1 1,215 1,215 10-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.60 AUD CDI 1:1 -3,977 -3,977 10-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.60 AUD CDI 1:1 495 495 10-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.60 AUD CDI 1:1 -10,455 -10,455 10-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.60 AUD CDI 1:1 4,508 4,508 10-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.60 AUD CDI 1:1 -1,028 -1,028 10-May-24 BlackRock Fund Advisors on mkt buy 55.60 AUD CDI 1:1 5,432 5,432 10-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.60 AUD CDI 1:1 1,338 1,338 10-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 9,488 9,488 13-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,512 1,512 13-May-24 BlackRock Financial Management, Inc. on mkt buy 55.03 AUD CDI 1:1 1,085 1,085 13-May-24 BlackRock Investment Management (UK) Limited on mkt buy 55.28 AUD CDI 1:1 1,444 1,444 13-May-24 BlackRock Capital Management, Inc. on mkt sell 55.02 AUD CDI 1:1 -381 -381 13-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.02 AUD CDI 1:1 -1,759 -1,759 13-May-24 BlackRock Advisors (UK) Limited on mkt sell 55.03 AUD CDI 1:1 -54 -54 13-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.03 AUD CDI 1:1 114 114 13-May-24 BlackRock Advisors (UK) Limited on mkt buy 55.03 AUD CDI 1:1 594 594 13-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.03 AUD CDI 1:1 148 148 JHX page 252 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 13-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.03 AUD CDI 1:1 675 675 13-May-24 BlackRock Investment Management (UK) Limited on mkt sell 55.03 AUD CDI 1:1 -4,359 -4,359 13-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.03 AUD CDI 1:1 -13,887 -13,887 13-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.03 AUD CDI 1:1 -837 -837 13-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 23,670 23,670 14-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,528 -3,528 14-May-24 BlackRock Investment Management (UK) Limited on mkt sell 55.06 AUD CDI 1:1 -184 -184 14-May-24 BlackRock Investment Management, LLC on mkt sell 55.06 AUD CDI 1:1 -139 -139 14-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.05 AUD CDI 1:1 1,480 1,480 14-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.05 AUD CDI 1:1 108 108 14-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.05 AUD CDI 1:1 463 463 14-May-24 BlackRock Advisors (UK) Limited on mkt sell 55.05 AUD CDI 1:1 -1,138 -1,138 14-May-24 BlackRock Fund Advisors on mkt buy 55.05 AUD CDI 1:1 2,724 2,724 14-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 171,628 171,628 15-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 334 334 15-May-24 BlackRock Investment Management (UK) Limited on mkt sell 55.48 AUD CDI 1:1 -440 -440 15-May-24 BlackRock Advisors (UK) Limited on mkt sell 54.65 AUD CDI 1:1 -1,063 -1,063 15-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.65 AUD CDI 1:1 224 224 15-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.65 AUD CDI 1:1 1,386 1,386 15-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.65 AUD CDI 1:1 124 124 15-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.65 AUD CDI 1:1 248 248 15-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.65 AUD CDI 1:1 123 123 15-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.65 AUD CDI 1:1 566 566 15-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.65 AUD CDI 1:1 509 509 15-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.65 AUD CDI 1:1 1,000 1,000 15-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.65 AUD CDI 1:1 2,675 2,675 15-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.65 AUD CDI 1:1 382 382 15-May-24 BlackRock Investment Management, LLC on mkt sell 54.65 AUD CDI 1:1 -584 -584 15-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.65 AUD CDI 1:1 129 129 15-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.65 AUD CDI 1:1 -13 -13 15-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -25,717 -25,717 16-May-24 BlackRock Financial Management, Inc. on mkt buy 56.35 AUD CDI 1:1 1,228 1,228 16-May-24 BlackRock Advisors (UK) Limited on mkt buy 56.41 AUD CDI 1:1 1,073 1,073 16-May-24 BlackRock Advisors (UK) Limited on mkt buy 56.41 AUD CDI 1:1 124 124 16-May-24 BlackRock Advisors, LLC on mkt buy 56.41 AUD CDI 1:1 189 189 16-May-24 BlackRock Japan Co., Ltd. on mkt buy 56.41 AUD CDI 1:1 2,012 2,012 16-May-24 BlackRock Japan Co., Ltd. on mkt buy 56.41 AUD CDI 1:1 936 936 16-May-24 BlackRock Japan Co., Ltd. on mkt buy 56.41 AUD CDI 1:1 785 785 16-May-24 BlackRock Japan Co., Ltd. on mkt buy 56.41 AUD CDI 1:1 918 918 16-May-24 BlackRock Japan Co., Ltd. on mkt buy 56.41 AUD CDI 1:1 541 541 16-May-24 BlackRock Advisors, LLC on mkt buy 56.41 AUD CDI 1:1 569 569 16-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.41 AUD CDI 1:1 5,092 5,092 16-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.41 AUD CDI 1:1 452 452 16-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.41 AUD CDI 1:1 275 275 16-May-24 BlackRock Advisors (UK) Limited on mkt sell 56.41 AUD CDI 1:1 -288 -288 16-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.41 AUD CDI 1:1 286 286 16-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.41 AUD CDI 1:1 833 833 16-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.41 AUD CDI 1:1 7,432 7,432 JHX page 253 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 16-May-24 BlackRock Advisors (UK) Limited on mkt sell 56.41 AUD CDI 1:1 -1,144 -1,144 16-May-24 BlackRock Investment Management, LLC on mkt sell 56.41 AUD CDI 1:1 -844 -844 16-May-24 BlackRock Investment Management (UK) Limited on mkt buy 56.41 AUD CDI 1:1 6,592 6,592 16-May-24 BlackRock Asset Management Canada Limited on mkt buy 56.41 AUD CDI 1:1 216 216 16-May-24 BlackRock Investment Management, LLC on mkt buy 56.41 AUD CDI 1:1 372 372 16-May-24 BlackRock Financial Management, Inc. on mkt sell 56.41 AUD CDI 1:1 -1,476 -1,476 16-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -148,141 -148,141 17-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,176 -1,176 17-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.85 AUD CDI 1:1 -2,993 -2,993 17-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.85 AUD CDI 1:1 -646 -646 17-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.85 AUD CDI 1:1 -628 -628 17-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 112 112 17-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 126 126 17-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 1,242 1,242 17-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.83 AUD CDI 1:1 50 50 17-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.83 AUD CDI 1:1 307 307 17-May-24 BlackRock Investment Management (UK) Limited on mkt buy 54.83 AUD CDI 1:1 445 445 17-May-24 BlackRock Advisors, LLC on mkt buy 54.83 AUD CDI 1:1 877 877 17-May-24 BlackRock International Limited on mkt buy 54.83 AUD CDI 1:1 1,126 1,126 17-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 1,514 1,514 17-May-24 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 963 963 17-May-24 BlackRock Investment Management (UK) Limited on mkt buy 54.83 AUD CDI 1:1 1,452 1,452 17-May-24 BlackRock Investment Management (UK) Limited on mkt buy 54.83 AUD CDI 1:1 160 160 17-May-24 BlackRock Investment Management (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -1,273 -1,273 17-May-24 BlackRock Advisors (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -1,758 -1,758 17-May-24 BlackRock Fund Advisors on mkt buy 54.83 AUD CDI 1:1 7,555 7,555 17-May-24 BlackRock Fund Advisors on mkt buy 54.83 AUD CDI 1:1 4,508 4,508 17-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.83 AUD CDI 1:1 -1,247 -1,247 17-May-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 18,510 18,510 17-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 1 1 17-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 36,693 36,693 20-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.86 AUD CDI 1:1 2,296 2,296 20-May-24 BlackRock Financial Management, Inc. on mkt sell 54.83 AUD CDI 1:1 -761 -761 20-May-24 BlackRock Advisors (UK) Limited on mkt sell 54.77 AUD CDI 1:1 -36 -36 20-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.77 AUD CDI 1:1 141 141 20-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.77 AUD CDI 1:1 679 679 20-May-24 BlackRock Fund Advisors on mkt buy 54.77 AUD CDI 1:1 278 278 20-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.77 AUD CDI 1:1 1,056 1,056 20-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.77 AUD CDI 1:1 97 97 20-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a USD ADR 1:1 -1 -1 20-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -42,518 -42,518 21-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.67 AUD CDI 1:1 480 480 21-May-24 BlackRock Investment Management (UK) Limited on mkt buy 46.67 AUD CDI 1:1 5,775 5,775 21-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.67 AUD CDI 1:1 -2,702 -2,702 21-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.67 AUD CDI 1:1 100 100 21-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.67 AUD CDI 1:1 -341 -341 21-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.67 AUD CDI 1:1 -371 -371 JHX page 254 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.67 AUD CDI 1:1 73 73 21-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.67 AUD CDI 1:1 413 413 21-May-24 BlackRock Investment Management (UK) Limited on mkt buy 46.67 AUD CDI 1:1 50,485 50,485 21-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,088 11,088 21-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,860,550 -1,860,550 22-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -76 -76 22-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.29 AUD CDI 1:1 -5,542 -5,542 22-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.30 AUD CDI 1:1 -959 -959 22-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.30 AUD CDI 1:1 -1,003 -1,003 22-May-24 BlackRock Advisors (UK) Limited on mkt buy 47.17 AUD CDI 1:1 171 171 22-May-24 BlackRock Advisors (UK) Limited on mkt buy 47.17 AUD CDI 1:1 153 153 22-May-24 BlackRock Advisors (UK) Limited on mkt sell 47.17 AUD CDI 1:1 -552 -552 22-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.17 AUD CDI 1:1 270 270 22-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.17 AUD CDI 1:1 1,251 1,251 22-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.17 AUD CDI 1:1 627 627 22-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.17 AUD CDI 1:1 -8,549 -8,549 22-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.17 AUD CDI 1:1 -23,093 -23,093 22-May-24 BlackRock Advisors, LLC on mkt sell 47.17 AUD CDI 1:1 -7,366 -7,366 22-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.17 AUD CDI 1:1 -3,601 -3,601 22-May-24 BlackRock International Limited on mkt buy 47.17 AUD CDI 1:1 1,457 1,457 22-May-24 BlackRock Investment Management (UK) Limited on mkt buy 47.17 AUD CDI 1:1 7,054 7,054 22-May-24 BlackRock Advisors (UK) Limited on mkt buy 47.17 AUD CDI 1:1 1,610 1,610 22-May-24 BlackRock Advisors (UK) Limited on mkt buy 47.17 AUD CDI 1:1 1,028 1,028 22-May-24 BlackRock Investment Management (UK) Limited on mkt buy 47.17 AUD CDI 1:1 1,861 1,861 22-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,039,961 2,039,961 23-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12 12 23-May-24 BlackRock Capital Management, Inc. on mkt sell 47.99 AUD CDI 1:1 -15,549 -15,549 23-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.99 AUD CDI 1:1 -51,902 -51,902 23-May-24 BlackRock Financial Management, Inc. on mkt sell 47.98 AUD CDI 1:1 -34,071 -34,071 23-May-24 BlackRock Advisors (UK) Limited on mkt sell 48.24 AUD CDI 1:1 -1,065 -1,065 23-May-24 BlackRock Advisors (UK) Limited on mkt buy 48.24 AUD CDI 1:1 126 126 23-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.24 AUD CDI 1:1 153 153 23-May-24 BlackRock Fund Advisors on mkt buy 48.24 AUD CDI 1:1 5,816 5,816 23-May-24 BlackRock Investment Management, LLC on mkt sell 48.24 AUD CDI 1:1 -879 -879 23-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -57,212 -57,212 24-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -15,876 -15,876 24-May-24 BlackRock Investment Management (UK) Limited on mkt sell 47.91 AUD CDI 1:1 -256 -256 24-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.38 AUD CDI 1:1 -778 -778 24-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.38 AUD CDI 1:1 -5,575 -5,575 24-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.38 AUD CDI 1:1 -15,579 -15,579 24-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.38 AUD CDI 1:1 -72,621 -72,621 24-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.38 AUD CDI 1:1 -1,547 -1,547 24-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.38 AUD CDI 1:1 -3,768 -3,768 24-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.38 AUD CDI 1:1 -2,357 -2,357 24-May-24 BlackRock Japan Co., Ltd. on mkt sell 47.38 AUD CDI 1:1 -587 -587 24-May-24 BlackRock Investment Management (UK) Limited on mkt sell 47.38 AUD CDI 1:1 -539 -539 JHX page 255 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.35 AUD CDI 1:1 -45,218 -45,218 24-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.35 AUD CDI 1:1 -9,069 -9,069 24-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.35 AUD CDI 1:1 -9,083 -9,083 24-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.29 AUD CDI 1:1 3,413 3,413 24-May-24 BlackRock Advisors (UK) Limited on mkt sell 47.26 AUD CDI 1:1 -954 -954 24-May-24 BlackRock Advisors (UK) Limited on mkt buy 47.26 AUD CDI 1:1 190 190 24-May-24 BlackRock Advisors (UK) Limited on mkt buy 47.26 AUD CDI 1:1 152 152 24-May-24 BlackRock Investment Management, LLC on mkt buy 47.26 AUD CDI 1:1 442 442 24-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 23,950 23,950 27-May-24 BlackRock Capital Management, Inc. on mkt sell 47.51 AUD CDI 1:1 -3,315 -3,315 27-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.51 AUD CDI 1:1 -16,506 -16,506 27-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.51 AUD CDI 1:1 -90,062 -90,062 27-May-24 BlackRock Financial Management, Inc. on mkt sell 47.50 AUD CDI 1:1 -17,274 -17,274 27-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.43 AUD CDI 1:1 -252 -252 27-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.43 AUD CDI 1:1 -1,491 -1,491 27-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -18,326 -18,326 28-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,056 -7,056 28-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.68 AUD CDI 1:1 4,851 4,851 28-May-24 BlackRock Investment Management, LLC on mkt buy 47.68 AUD CDI 1:1 792 792 28-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.68 AUD CDI 1:1 -26,644 -26,644 28-May-24 BlackRock Investment Management (UK) Limited on mkt sell 47.68 AUD CDI 1:1 -2,658 -2,658 28-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,277 -6,277 29-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.57 AUD CDI 1:1 -1,438 -1,438 29-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -25,544 -25,544 29-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -3,834 -3,834 29-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.53 AUD CDI 1:1 -3,800 -3,800 29-May-24 BlackRock International Limited on mkt sell 46.61 AUD CDI 1:1 -487 -487 29-May-24 BlackRock Investment Management, LLC on mkt sell 46.61 AUD CDI 1:1 -248 -248 29-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.63 AUD CDI 1:1 -69 -69 29-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.63 AUD CDI 1:1 -457 -457 29-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.63 AUD CDI 1:1 -1,523 -1,523 29-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.63 AUD CDI 1:1 -1,298 -1,298 29-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.63 AUD CDI 1:1 -4,013 -4,013 29-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.63 AUD CDI 1:1 -252 -252 29-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.63 AUD CDI 1:1 -559 -559 29-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.71 AUD CDI 1:1 -2,158 -2,158 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 171 171 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 228 228 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 285 285 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 152 152 29-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.71 AUD CDI 1:1 -152 -152 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 343 343 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 62 62 29-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.71 AUD CDI 1:1 120 120 29-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -4,956 -4,956 30-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,544 2,544 JHX page 256 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 30-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.63 AUD CDI 1:1 -149 -149 30-May-24 BlackRock Investment Management, LLC on mkt sell 46.63 AUD CDI 1:1 -131 -131 30-May-24 BlackRock Capital Management, Inc. on mkt sell 46.62 AUD CDI 1:1 -1,600 -1,600 30-May-24 BlackRock Financial Management, Inc. on mkt sell 46.62 AUD CDI 1:1 -17,165 -17,165 30-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.62 AUD CDI 1:1 -9,708 -9,708 30-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.62 AUD CDI 1:1 -32,658 -32,658 30-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.62 AUD CDI 1:1 -71 -71 30-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.62 AUD CDI 1:1 -445 -445 30-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.62 AUD CDI 1:1 -1,679 -1,679 30-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.56 AUD CDI 1:1 1,480 1,480 30-May-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -7,056 -7,056 30-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,500 -2,500 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.69 AUD CDI 1:1 -10,015 -10,015 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.69 AUD CDI 1:1 -1,196 -1,196 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.69 AUD CDI 1:1 -1,242 -1,242 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -36 -36 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 198 198 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -237 -237 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -6,796 -6,796 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -879 -879 31-May-24 BlackRock Asset Management Canada Limited on mkt sell 46.79 AUD CDI 1:1 -1,026 -1,026 31-May-24 BlackRock Asset Management Canada Limited on mkt sell 46.79 AUD CDI 1:1 -16,428 -16,428 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -384 -384 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -5,579 -5,579 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -9,503 -9,503 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -79 -79 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -21,116 -21,116 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -1,472 -1,472 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -595 -595 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -2,173 -2,173 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -1,045 -1,045 31-May-24 BlackRock Financial Management, Inc. on mkt sell 46.79 AUD CDI 1:1 -498 -498 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -58 -58 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -395 -395 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -3,053 -3,053 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -324 -324 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -135 -135 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -270 -270 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -761 -761 31-May-24 BlackRock Japan Co., Ltd. on mkt sell 46.79 AUD CDI 1:1 -3,452 -3,452 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -6,831 -6,831 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -88 -88 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -8,405 -8,405 JHX page 257 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -702 -702 31-May-24 BlackRock Advisors, LLC on mkt sell 46.79 AUD CDI 1:1 -351 -351 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -7,690 -7,690 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -2,194 -2,194 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -1,308 -1,308 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -363 -363 31-May-24 BlackRock Asset Management Canada Limited on mkt sell 46.79 AUD CDI 1:1 -599 -599 31-May-24 BlackRock Asset Management Canada Limited on mkt sell 46.79 AUD CDI 1:1 -2,941 -2,941 31-May-24 BlackRock Investment Management, LLC on mkt sell 46.79 AUD CDI 1:1 -1,802 -1,802 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -3,352 -3,352 31-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.79 AUD CDI 1:1 322 322 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -71 -71 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -2,016 -2,016 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -262 -262 31-May-24 BlackRock Asset Management Canada Limited on mkt sell 46.79 AUD CDI 1:1 -305 -305 31-May-24 BlackRock Asset Management Canada Limited on mkt sell 46.79 AUD CDI 1:1 -4,874 -4,874 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -114 -114 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -1,656 -1,656 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -2,818 -2,818 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -24 -24 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -6,264 -6,264 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -438 -438 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -177 -177 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -646 -646 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -311 -311 31-May-24 BlackRock Financial Management, Inc. on mkt sell 46.79 AUD CDI 1:1 -148 -148 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -270 -270 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -309 -309 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -8,838 -8,838 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 601 601 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -764 -764 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -1,145 -1,145 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 232 232 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -6,851 -6,851 31-May-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.79 AUD CDI 1:1 -88 -88 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -8,429 -8,429 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -704 -704 31-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.79 AUD CDI 1:1 6,476 6,476 31-May-24 BlackRock Advisors, LLC on mkt sell 46.79 AUD CDI 1:1 -352 -352 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -499 -499 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 19,186 19,186 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 8,812 8,812 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 987 987 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -7,256 -7,256 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 1,122 1,122 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -103 -103 JHX page 258 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -27,464 -27,464 31-May-24 BlackRock Advisors (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -1,916 -1,916 31-May-24 BlackRock Fund Advisors on mkt sell 46.79 AUD CDI 1:1 -1,335 -1,335 31-May-24 BlackRock Investment Management, LLC on mkt buy 46.79 AUD CDI 1:1 438 438 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -2,201 -2,201 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -775 -775 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -2,828 -2,828 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -1,734 -1,734 31-May-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.79 AUD CDI 1:1 144 144 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 26,711 26,711 31-May-24 BlackRock Financial Management, Inc. on mkt buy 46.79 AUD CDI 1:1 2,835 2,835 31-May-24 BlackRock Investment Management (UK) Limited on mkt buy 46.79 AUD CDI 1:1 12,269 12,269 31-May-24 BlackRock Advisors (UK) Limited on mkt buy 46.79 AUD CDI 1:1 8,145 8,145 31-May-24 BlackRock Investment Management (UK) Limited on mkt buy 46.79 AUD CDI 1:1 3,330 3,330 31-May-24 BlackRock Financial Management, Inc. on mkt sell 46.79 AUD CDI 1:1 -648 -648 31-May-24 BlackRock Investment Management (UK) Limited on mkt sell 46.79 AUD CDI 1:1 -365 -365 31-May-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.79 AUD CDI 1:1 -48,963 -48,963 31-May-24 BlackRock Investment Management (UK) Limited on mkt buy 46.79 AUD CDI 1:1 1,359 1,359 31-May-24 BlackRock Fund Advisors on mkt sell 46.79 AUD CDI 1:1 -6,553 -6,553 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 180 180 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 899 899 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 6,883 6,883 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 3,996 3,996 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 345 345 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 22,941 22,941 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 8,018 8,018 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 9,902 9,902 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 3,247 3,247 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 1,852 1,852 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 10 10 31-May-24 BlackRock Investment Management, LLC on mkt buy 46.79 AUD CDI 1:1 312 312 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 5,056 5,056 31-May-24 BlackRock Asset Management Canada Limited on mkt buy 46.79 AUD CDI 1:1 35,405 35,405 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 261 261 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 1,303 1,303 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 9,981 9,981 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 5,794 5,794 31-May-24 BlackRock Asset Management Canada Limited on mkt buy 46.79 AUD CDI 1:1 1,019 1,019 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 500 500 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 33,265 33,265 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 11,626 11,626 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 14,358 14,358 31-May-24 BlackRock Fund Advisors on mkt buy 46.79 AUD CDI 1:1 170 170 31-May-24 BlackRock Investment Management (UK) Limited on mkt buy 46.79 AUD CDI 1:1 2,340 2,340 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 4,708 4,708 JHX page 259 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 2,685 2,685 31-May-24 BlackRock Asset Management Canada Limited on mkt buy 46.79 AUD CDI 1:1 19,405 19,405 31-May-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 14 14 31-May-24 BlackRock Financial Management, Inc. on mkt buy 46.79 AUD CDI 1:1 757 757 31-May-24 BlackRock Investment Management, LLC on mkt buy 46.79 AUD CDI 1:1 453 453 31-May-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -16,300 -16,300 03-Jun-24 BlackRock Capital Management, Inc. on mkt sell 47.25 AUD CDI 1:1 -359 -359 03-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.25 AUD CDI 1:1 -1,267 -1,267 03-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.25 AUD CDI 1:1 -12,410 -12,410 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.24 AUD CDI 1:1 -8,184 -8,184 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.24 AUD CDI 1:1 -1,082 -1,082 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.24 AUD CDI 1:1 -1,062 -1,062 03-Jun-24 BlackRock Financial Management, Inc. on mkt sell 47.23 AUD CDI 1:1 -1,895 -1,895 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.28 AUD CDI 1:1 -321 -321 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.28 AUD CDI 1:1 -2,007 -2,007 03-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 47.27 AUD CDI 1:1 -39,972 -39,972 03-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.31 AUD CDI 1:1 -3,237 -3,237 03-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.31 AUD CDI 1:1 112 112 03-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.31 AUD CDI 1:1 128 128 03-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.31 AUD CDI 1:1 451 451 03-Jun-24 BlackRock Advisors, LLC on mkt sell 1.00 AUD CDI 1:1 -199,437 -199,437 03-Jun-24 BlackRock Advisors, LLC on mkt buy 1.00 AUD CDI 1:1 199,437 199,437 03-Jun-24 BlackRock (Singapore) Limited on mkt sell 1.00 AUD CDI 1:1 -170,831 -170,831 03-Jun-24 BlackRock (Singapore) Limited on mkt buy 1.00 AUD CDI 1:1 170,831 170,831 03-Jun-24 BlackRock Advisors, LLC on mkt buy 1.00 AUD CDI 1:1 51,105 51,105 03-Jun-24 BlackRock Advisors, LLC on mkt sell 1.00 AUD CDI 1:1 -51,105 -51,105 03-Jun-24 BlackRock Advisors, LLC on mkt sell 1.00 AUD CDI 1:1 -1,694 -1,694 03-Jun-24 BlackRock Advisors, LLC on mkt buy 1.00 AUD CDI 1:1 1,694 1,694 03-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 1.00 AUD CDI 1:1 -2,392 -2,392 03-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 1.00 AUD CDI 1:1 2,392 2,392 03-Jun-24 BlackRock Investment Management, LLC on mkt sell 1.00 AUD CDI 1:1 -31,902 -31,902 03-Jun-24 BlackRock Investment Management, LLC on mkt buy 1.00 AUD CDI 1:1 31,902 31,902 03-Jun-24 BlackRock Investment Management, LLC on mkt sell 1.00 AUD CDI 1:1 -23,936 -23,936 03-Jun-24 BlackRock Investment Management, LLC on mkt buy 1.00 AUD CDI 1:1 23,936 23,936 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 1.00 AUD CDI 1:1 -22,532 -22,532 03-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 1.00 AUD CDI 1:1 22,532 22,532 04-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,990 -1,990 04-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.41 AUD CDI 1:1 -2,371 -2,371 04-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.41 AUD CDI 1:1 -6,942 -6,942 04-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.41 AUD CDI 1:1 -2,245 -2,245 04-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.41 AUD CDI 1:1 -37 -37 04-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.41 AUD CDI 1:1 -348 -348 04-Jun-24 BlackRock Advisors, LLC on mkt sell 46.41 AUD CDI 1:1 -1,469 -1,469 04-Jun-24 BlackRock Advisors, LLC on mkt sell 46.41 AUD CDI 1:1 -454 -454 04-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 46.41 AUD CDI 1:1 -1,729 -1,729 JHX page 260 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 04-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.32 AUD CDI 1:1 3,528 3,528 04-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.32 AUD CDI 1:1 -1,077 -1,077 04-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.32 AUD CDI 1:1 -2,154 -2,154 04-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.32 AUD CDI 1:1 36 36 04-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.32 AUD CDI 1:1 168 168 04-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.32 AUD CDI 1:1 392 392 04-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.32 AUD CDI 1:1 792 792 04-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.32 AUD CDI 1:1 282 282 04-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -4,800 -4,800 05-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.54 AUD CDI 1:1 -496 -496 05-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.34 AUD CDI 1:1 31,311 31,311 05-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.34 AUD CDI 1:1 -800 -800 05-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.34 AUD CDI 1:1 -1,796 -1,796 05-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.34 AUD CDI 1:1 -329 -329 05-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.34 AUD CDI 1:1 37,473 37,473 05-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.34 AUD CDI 1:1 33 33 05-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.34 AUD CDI 1:1 -2,154 -2,154 05-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.34 AUD CDI 1:1 105 105 05-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.34 AUD CDI 1:1 1,420 1,420 05-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.34 AUD CDI 1:1 282 282 05-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.34 AUD CDI 1:1 189 189 05-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.34 AUD CDI 1:1 156,615 156,615 05-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.34 AUD CDI 1:1 140 140 05-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.34 AUD CDI 1:1 -32 -32 05-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.34 AUD CDI 1:1 -287 -287 05-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.34 AUD CDI 1:1 -2,964 -2,964 05-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.34 AUD CDI 1:1 -2,052 -2,052 05-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 46.34 AUD CDI 1:1 -1,641 -1,641 05-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.34 AUD CDI 1:1 -2,420 -2,420 05-Jun-24 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 3,422 3,422 06-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 225 225 06-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 450 450 06-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,700 10,700 06-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 19,260 19,260 06-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.33 AUD CDI 1:1 -107 -107 06-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.33 AUD CDI 1:1 -77 -77 06-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.29 AUD CDI 1:1 -2,663 -2,663 06-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.29 AUD CDI 1:1 -15,608 -15,608 06-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,420 6,420 06-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.26 AUD CDI 1:1 -45 -45 06-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.26 AUD CDI 1:1 -385 -385 06-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.26 AUD CDI 1:1 -4,595 -4,595 06-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.26 AUD CDI 1:1 -197 -197 06-Jun-24 BlackRock Advisors, LLC on mkt sell 46.26 AUD CDI 1:1 -335 -335 06-Jun-24 BlackRock Advisors, LLC on mkt sell 46.26 AUD CDI 1:1 -1,063 -1,063 06-Jun-24 BlackRock Advisors, LLC on mkt sell 46.26 AUD CDI 1:1 -12 -12 06-Jun-24 BlackRock Advisors, LLC on mkt sell 46.26 AUD CDI 1:1 -33 -33 JHX page 261 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 06-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.26 AUD CDI 1:1 -8,193 -8,193 06-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.26 AUD CDI 1:1 -675 -675 06-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.26 AUD CDI 1:1 -3,085 -3,085 06-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.26 AUD CDI 1:1 -5,766 -5,766 06-Jun-24 BlackRock International Limited on mkt sell 46.23 AUD CDI 1:1 -325 -325 06-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.24 AUD CDI 1:1 1,079 1,079 06-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.24 AUD CDI 1:1 792 792 06-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 36,380 36,380 07-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,532 8,532 07-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,133 2,133 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.29 AUD CDI 1:1 -5,056 -5,056 07-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.29 AUD CDI 1:1 -601 -601 07-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.26 AUD CDI 1:1 -12,202 -12,202 07-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.29 AUD CDI 1:1 -2,340 -2,340 07-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.29 AUD CDI 1:1 -12,269 -12,269 07-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.29 AUD CDI 1:1 -8,145 -8,145 07-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.29 AUD CDI 1:1 -1,359 -1,359 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.28 AUD CDI 1:1 66 66 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.45 AUD CDI 1:1 -313 -313 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.45 AUD CDI 1:1 -2,939 -2,939 07-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.45 AUD CDI 1:1 -423 -423 07-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.45 AUD CDI 1:1 -2,419 -2,419 07-Jun-24 BlackRock Advisors, LLC on mkt sell 46.45 AUD CDI 1:1 -3,259 -3,259 07-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.45 AUD CDI 1:1 -16,035 -16,035 07-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.45 AUD CDI 1:1 -252 -252 07-Jun-24 BlackRock Advisors, LLC on mkt sell 46.45 AUD CDI 1:1 -512 -512 07-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 46.45 AUD CDI 1:1 -2,932 -2,932 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.45 AUD CDI 1:1 -38 -38 07-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.44 AUD CDI 1:1 342 342 07-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.44 AUD CDI 1:1 294 294 07-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.44 AUD CDI 1:1 63 63 07-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.44 AUD CDI 1:1 502 502 07-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.44 AUD CDI 1:1 579 579 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.44 AUD CDI 1:1 3,122 3,122 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.44 AUD CDI 1:1 1,059 1,059 07-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.44 AUD CDI 1:1 1,335 1,335 09-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,953,540 -1,953,540 10-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,953,540 1,953,540 11-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,834 -2,834 11-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,665 10,665 11-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,133 2,133 11-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,605 10,605 11-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.13 AUD CDI 1:1 -7 -7 11-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.13 AUD CDI 1:1 -4 -4 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.02 AUD CDI 1:1 -68 -68 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.02 AUD CDI 1:1 -4,328 -4,328 JHX page 262 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.02 AUD CDI 1:1 -813 -813 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.02 AUD CDI 1:1 -28,356 -28,356 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.02 AUD CDI 1:1 -1,577 -1,577 11-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.02 AUD CDI 1:1 -1,245 -1,245 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.02 AUD CDI 1:1 -11,741 -11,741 11-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.00 AUD CDI 1:1 4,410 4,410 11-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -3,237 -3,237 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 450 450 11-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -144 -144 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 2,114 2,114 11-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -1,057 -1,057 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 396 396 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 63 63 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 126 126 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 126 126 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 227 227 11-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -2,486 -2,486 11-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.00 AUD CDI 1:1 43 43 11-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.00 AUD CDI 1:1 1,005 1,005 11-Jun-24 BlackRock Investment Management, LLC on mkt buy 46.00 AUD CDI 1:1 474 474 11-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.00 AUD CDI 1:1 1,285 1,285 11-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -3,493 -3,493 11-Jun-24 BlackRock Fund Advisors on mkt sell 46.00 AUD CDI 1:1 -3,252 -3,252 11-Jun-24 BlackRock Fund Advisors on mkt sell 46.00 AUD CDI 1:1 -2,460 -2,460 11-Jun-24 BlackRock Fund Advisors on mkt sell 46.00 AUD CDI 1:1 -7,149 -7,149 11-Jun-24 BlackRock Fund Advisors on mkt sell 46.00 AUD CDI 1:1 -631 -631 11-Jun-24 BlackRock Fund Advisors on mkt sell 46.00 AUD CDI 1:1 -5,131 -5,131 11-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -836 -836 11-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.00 AUD CDI 1:1 -970 -970 11-Jun-24 BlackRock Fund Advisors on mkt sell 46.00 AUD CDI 1:1 -4,742 -4,742 11-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,726 12,726 12-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,250 -6,250 12-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,120 2,120 12-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,120 2,120 12-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.03 AUD CDI 1:1 -195 -195 12-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.76 AUD CDI 1:1 5,924 5,924 12-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.76 AUD CDI 1:1 2,107 2,107 12-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 46.76 AUD CDI 1:1 2,125 2,125 12-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.73 AUD CDI 1:1 496 496 12-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.73 AUD CDI 1:1 1,330 1,330 12-Jun-24 BlackRock Advisors, LLC on mkt sell 46.73 AUD CDI 1:1 -10,500 -10,500 12-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.73 AUD CDI 1:1 1,609 1,609 12-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.73 AUD CDI 1:1 40,255 40,255 12-Jun-24 BlackRock Advisors, LLC on mkt sell 46.73 AUD CDI 1:1 -1,959 -1,959 12-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.73 AUD CDI 1:1 396 396 12-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.73 AUD CDI 1:1 -6,025 -6,025 12-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.73 AUD CDI 1:1 -43 -43 12-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.73 AUD CDI 1:1 -260 -260 12-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.73 AUD CDI 1:1 -3,903 -3,903 12-Jun-24 BlackRock Advisors, LLC on mkt sell 46.73 AUD CDI 1:1 -1,592 -1,592 12-Jun-24 BlackRock Advisors, LLC on mkt sell 46.73 AUD CDI 1:1 -297 -297 JHX page 263 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 12-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 46.73 AUD CDI 1:1 -2,485 -2,485 12-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 46.73 AUD CDI 1:1 -9,762 -9,762 13-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -834 -834 13-Jun-24 BlackRock Financial Management, Inc. on mkt buy 48.22 AUD CDI 1:1 6,608 6,608 13-Jun-24 BlackRock Capital Management, Inc. on mkt buy 48.22 AUD CDI 1:1 264 264 13-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.22 AUD CDI 1:1 934 934 13-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.21 AUD CDI 1:1 -2,381 -2,381 13-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.22 AUD CDI 1:1 1,057 1,057 13-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.22 AUD CDI 1:1 1,768 1,768 13-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.22 AUD CDI 1:1 -3,135 -3,135 13-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.22 AUD CDI 1:1 -441 -441 13-Jun-24 BlackRock Advisors, LLC on mkt sell 48.22 AUD CDI 1:1 -361 -361 13-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.22 AUD CDI 1:1 -1,401 -1,401 13-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 48.22 AUD CDI 1:1 -6,028 -6,028 13-Jun-24 BlackRock Advisors, LLC on mkt sell 48.22 AUD CDI 1:1 -1,604 -1,604 13-Jun-24 BlackRock Advisors, LLC on mkt sell 48.22 AUD CDI 1:1 -9 -9 13-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.22 AUD CDI 1:1 -1,452 -1,452 13-Jun-24 BlackRock Advisors, LLC on mkt sell 48.22 AUD CDI 1:1 -2,085 -2,085 13-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.22 AUD CDI 1:1 -8,819 -8,819 13-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.22 AUD CDI 1:1 -892 -892 13-Jun-24 BlackRock Asset Management Canada Limited on mkt buy 48.22 AUD CDI 1:1 266 266 13-Jun-24 BlackRock Investment Management, LLC on mkt buy 48.22 AUD CDI 1:1 468 468 13-Jun-24 BlackRock International Limited on mkt sell 48.22 AUD CDI 1:1 -661 -661 13-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.22 AUD CDI 1:1 -476 -476 13-Jun-24 BlackRock Investment Management, LLC on mkt sell 48.22 AUD CDI 1:1 -7,538 -7,538 13-Jun-24 BlackRock Investment Management, LLC on mkt sell 48.22 AUD CDI 1:1 -475 -475 13-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,817,079 -1,817,079 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.22 AUD CDI 1:1 7,414 7,414 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.22 AUD CDI 1:1 1,315 1,315 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.22 AUD CDI 1:1 1,335 1,335 14-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.30 AUD CDI 1:1 882 882 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -73 -73 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -348 -348 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -47 -47 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -2,695 -2,695 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -1,123 -1,123 14-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.28 AUD CDI 1:1 -445 -445 14-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.28 AUD CDI 1:1 -1,503 -1,503 14-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.28 AUD CDI 1:1 -3,962 -3,962 14-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.28 AUD CDI 1:1 -531 -531 14-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.28 AUD CDI 1:1 -1,152 -1,152 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -31,158 -31,158 JHX page 264 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -1,720 -1,720 14-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.28 AUD CDI 1:1 -808 -808 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -14,449 -14,449 14-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.28 AUD CDI 1:1 -2,669 -2,669 14-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.30 AUD CDI 1:1 3,528 3,528 14-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.30 AUD CDI 1:1 116 116 14-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.30 AUD CDI 1:1 290 290 14-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.30 AUD CDI 1:1 392 392 14-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.30 AUD CDI 1:1 -194 -194 14-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.30 AUD CDI 1:1 3,536 3,536 14-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.30 AUD CDI 1:1 282 282 14-Jun-24 BlackRock Asset Management Canada Limited on mkt buy 48.30 AUD CDI 1:1 3,109 3,109 14-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -136,461 -136,461 17-Jun-24 BlackRock Capital Management, Inc. on mkt sell 48.32 AUD CDI 1:1 -600 -600 17-Jun-24 BlackRock Financial Management, Inc. on mkt buy 48.32 AUD CDI 1:1 865 865 17-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.32 AUD CDI 1:1 -3,241 -3,241 17-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.29 AUD CDI 1:1 795 795 17-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.29 AUD CDI 1:1 1,075 1,075 17-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.29 AUD CDI 1:1 252 252 17-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.29 AUD CDI 1:1 -218 -218 17-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.29 AUD CDI 1:1 -1,011 -1,011 17-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.29 AUD CDI 1:1 -4,741 -4,741 17-Jun-24 BlackRock Advisors, LLC on mkt sell 48.29 AUD CDI 1:1 -12,356 -12,356 17-Jun-24 BlackRock Advisors, LLC on mkt sell 48.29 AUD CDI 1:1 -2,379 -2,379 17-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 48.29 AUD CDI 1:1 -2,361 -2,361 17-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 48.29 AUD CDI 1:1 -10,539 -10,539 17-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.29 AUD CDI 1:1 -110 -110 17-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,329,761 2,329,761 18-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,119 2,119 18-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.39 AUD CDI 1:1 -107 -107 18-Jun-24 BlackRock Investment Management, LLC on mkt sell 48.39 AUD CDI 1:1 -77 -77 18-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.77 AUD CDI 1:1 -583 -583 18-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.33 AUD CDI 1:1 -236 -236 18-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.33 AUD CDI 1:1 -1,116 -1,116 18-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.33 AUD CDI 1:1 -4,648 -4,648 18-Jun-24 BlackRock Advisors, LLC on mkt sell 48.33 AUD CDI 1:1 -16,112 -16,112 18-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.33 AUD CDI 1:1 -11,785 -11,785 18-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.33 AUD CDI 1:1 -14,820 -14,820 18-Jun-24 BlackRock Advisors, LLC on mkt sell 48.33 AUD CDI 1:1 -2,998 -2,998 18-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.33 AUD CDI 1:1 -2,898 -2,898 18-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.33 AUD CDI 1:1 -1,875 -1,875 18-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.33 AUD CDI 1:1 -5,783 -5,783 18-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 48.33 AUD CDI 1:1 -3,128 -3,128 18-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 48.33 AUD CDI 1:1 -12,581 -12,581 18-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.33 AUD CDI 1:1 392 392 18-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.33 AUD CDI 1:1 784 784 18-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.33 AUD CDI 1:1 378 378 JHX page 265 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 18-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.33 AUD CDI 1:1 -454 -454 18-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.33 AUD CDI 1:1 -87 -87 18-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,238 4,238 18-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -304,299 -304,299 19-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 48.42 AUD CDI 1:1 -217 -217 19-Jun-24 BlackRock Investment Management, LLC on mkt buy 48.42 AUD CDI 1:1 2,292 2,292 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.26 AUD CDI 1:1 634 634 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.45 AUD CDI 1:1 4,410 4,410 19-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.45 AUD CDI 1:1 1,075 1,075 19-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 48.45 AUD CDI 1:1 11,517 11,517 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.45 AUD CDI 1:1 442 442 19-Jun-24 BlackRock Investment Management, LLC on mkt buy 48.45 AUD CDI 1:1 432 432 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.45 AUD CDI 1:1 -78 -78 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.45 AUD CDI 1:1 -122 -122 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.45 AUD CDI 1:1 -564 -564 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.45 AUD CDI 1:1 -366 -366 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.45 AUD CDI 1:1 -2,137 -2,137 19-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.45 AUD CDI 1:1 -1,390 -1,390 19-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.45 AUD CDI 1:1 -7,839 -7,839 19-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.45 AUD CDI 1:1 -12,071 -12,071 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.45 AUD CDI 1:1 -616 -616 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.45 AUD CDI 1:1 -399 -399 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.45 AUD CDI 1:1 -1,669 -1,669 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.45 AUD CDI 1:1 -1,085 -1,085 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.45 AUD CDI 1:1 -357 -357 19-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.45 AUD CDI 1:1 -231 -231 19-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -2,025,462 -2,025,462 20-Jun-24 BlackRock Capital Management, Inc. on mkt sell 47.41 AUD CDI 1:1 -1,286 -1,286 20-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.41 AUD CDI 1:1 -4,378 -4,378 20-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.41 AUD CDI 1:1 -14,257 -14,257 20-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.43 AUD CDI 1:1 -5,291 -5,291 20-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.43 AUD CDI 1:1 3,225 3,225 20-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.43 AUD CDI 1:1 2,150 2,150 20-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.43 AUD CDI 1:1 4,300 4,300 20-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.43 AUD CDI 1:1 2,210 2,210 20-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.43 AUD CDI 1:1 278 278 20-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.43 AUD CDI 1:1 567 567 20-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.43 AUD CDI 1:1 -174 -174 20-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.43 AUD CDI 1:1 -150 -150 20-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.43 AUD CDI 1:1 -724 -724 20-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.43 AUD CDI 1:1 -3,911 -3,911 20-Jun-24 BlackRock Financial Management, Inc. on mkt sell 47.43 AUD CDI 1:1 -2,335 -2,335 20-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,321 2,321 21-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 440 440 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.25 AUD CDI 1:1 419 419 JHX page 266 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jun-24 BlackRock Investment Management, LLC on mkt buy 46.25 AUD CDI 1:1 2,052 2,052 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 145 145 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -1,314 -1,314 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.52 AUD CDI 1:1 287 287 21-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.83 AUD CDI 1:1 -736 -736 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -6,197 -6,197 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 214 214 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 10,301 10,301 21-Jun-24 BlackRock Advisors, LLC on mkt sell 46.83 AUD CDI 1:1 -719 -719 21-Jun-24 BlackRock Advisors, LLC on mkt sell 46.83 AUD CDI 1:1 -2,785 -2,785 21-Jun-24 BlackRock Advisors, LLC on mkt sell 46.83 AUD CDI 1:1 -1,003 -1,003 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 192 192 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -734 -734 21-Jun-24 BlackRock Financial Management, Inc. on mkt sell 46.83 AUD CDI 1:1 -386 -386 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -14,330 -14,330 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 51 51 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -593 -593 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 28,381 28,381 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -5,450 -5,450 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -570 -570 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 604 604 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -943 -943 21-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -4,423 -4,423 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -537 -537 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -337 -337 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 224 224 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 336 336 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 378 378 21-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -2,280 -2,280 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 122 122 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 1,100 1,100 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 52,912 52,912 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 988 988 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 326,525 326,525 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 73,281 73,281 21-Jun-24 BlackRock Fund Advisors on mkt buy 46.83 AUD CDI 1:1 1,087 1,087 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 145,773 145,773 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 3,103 3,103 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -225 -225 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -1,054 -1,054 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -2,971 -2,971 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -1,415 -1,415 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -697 -697 JHX page 267 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -68 -68 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -391 -391 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 46.83 AUD CDI 1:1 -909 -909 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -924 -924 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -21,637 -21,637 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -2,099 -2,099 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -1,389 -1,389 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -628 -628 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -732 -732 21-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 46.83 AUD CDI 1:1 -4,777 -4,777 21-Jun-24 BlackRock Advisors, LLC on mkt sell 46.83 AUD CDI 1:1 -23 -23 21-Jun-24 BlackRock Advisors, LLC on mkt sell 46.83 AUD CDI 1:1 -86 -86 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -2,265 -2,265 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -3,354 -3,354 21-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.83 AUD CDI 1:1 -1,309 -1,309 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -1,438 -1,438 21-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 46.83 AUD CDI 1:1 -183 -183 21-Jun-24 BlackRock International Limited on mkt sell 46.83 AUD CDI 1:1 -1,317 -1,317 21-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.83 AUD CDI 1:1 -8,963 -8,963 21-Jun-24 BlackRock Investment Management, LLC on mkt sell 46.83 AUD CDI 1:1 -788 -788 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 46.83 AUD CDI 1:1 -436 -436 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 110 110 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 5,304 5,304 21-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 46.83 AUD CDI 1:1 98 98 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 32,736 32,736 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 7,346 7,346 21-Jun-24 BlackRock Fund Advisors on mkt buy 46.83 AUD CDI 1:1 108 108 21-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 46.83 AUD CDI 1:1 14,615 14,615 21-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 46.83 AUD CDI 1:1 310 310 24-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 440 440 24-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 624 624 24-Jun-24 BlackRock Financial Management, Inc. on mkt buy 47.33 AUD CDI 1:1 1,429 1,429 24-Jun-24 BlackRock Capital Management, Inc. on mkt sell 47.33 AUD CDI 1:1 -218 -218 24-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.33 AUD CDI 1:1 -330 -330 24-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.44 AUD CDI 1:1 1,598 1,598 24-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.44 AUD CDI 1:1 -6,570 -6,570 24-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.44 AUD CDI 1:1 1,075 1,075 24-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.44 AUD CDI 1:1 2,150 2,150 24-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.44 AUD CDI 1:1 -18 -18 24-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.44 AUD CDI 1:1 197 197 24-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.44 AUD CDI 1:1 197 197 24-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.44 AUD CDI 1:1 2,210 2,210 24-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.44 AUD CDI 1:1 -228 -228 24-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.44 AUD CDI 1:1 -87 -87 24-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.44 AUD CDI 1:1 -1,610 -1,610 24-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.44 AUD CDI 1:1 -1,523 -1,523 24-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.44 AUD CDI 1:1 -1,004 -1,004 24-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.44 AUD CDI 1:1 -4,046 -4,046 JHX page 268 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 24-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.44 AUD CDI 1:1 -1,575 -1,575 24-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.44 AUD CDI 1:1 574 574 24-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.44 AUD CDI 1:1 -984 -984 24-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.44 AUD CDI 1:1 -9,381 -9,381 24-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.44 AUD CDI 1:1 -4,639 -4,639 25-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 438 438 25-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 339 339 25-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,119 2,119 25-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 208 208 25-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 49.17 AUD CDI 1:1 -24 -24 25-Jun-24 BlackRock Investment Management, LLC on mkt sell 49.17 AUD CDI 1:1 -11 -11 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 414 414 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 1,057 1,057 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 294 294 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 588 588 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 199 199 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 2,210 2,210 25-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 49.61 AUD CDI 1:1 315 315 25-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.61 AUD CDI 1:1 -532 -532 25-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.61 AUD CDI 1:1 -2,657 -2,657 25-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.61 AUD CDI 1:1 -7,363 -7,363 25-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 49.61 AUD CDI 1:1 989 989 25-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 49.61 AUD CDI 1:1 1,287 1,287 25-Jun-24 BlackRock Advisors, LLC on mkt sell 49.61 AUD CDI 1:1 -6,491 -6,491 25-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.61 AUD CDI 1:1 -14,513 -14,513 25-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 49.61 AUD CDI 1:1 5,945 5,945 25-Jun-24 BlackRock Advisors, LLC on mkt sell 49.61 AUD CDI 1:1 -1,721 -1,721 25-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 49.61 AUD CDI 1:1 -254 -254 25-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 49.61 AUD CDI 1:1 -324 -324 25-Jun-24 BlackRock Fund Advisors on mkt buy 49.61 AUD CDI 1:1 10 10 25-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 49.61 AUD CDI 1:1 -1,041 -1,041 25-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 49.61 AUD CDI 1:1 -3,737 -3,737 25-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 49.61 AUD CDI 1:1 -1,060 -1,060 25-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 49.61 AUD CDI 1:1 -5,735 -5,735 26-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 440 440 26-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,420 -3,420 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 AUD CDI 1:1 5,641 5,641 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 AUD CDI 1:1 978 978 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 AUD CDI 1:1 956 956 26-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.10 AUD CDI 1:1 -108 -108 26-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.10 AUD CDI 1:1 114 114 26-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 48.10 AUD CDI 1:1 588 588 26-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.10 AUD CDI 1:1 -97 -97 26-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.10 AUD CDI 1:1 -2,748 -2,748 26-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 48.10 AUD CDI 1:1 -87 -87 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -399 -399 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -2,101 -2,101 JHX page 269 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -4,567 -4,567 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -1,482 -1,482 26-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.10 AUD CDI 1:1 -506 -506 26-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 48.10 AUD CDI 1:1 671 671 26-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.10 AUD CDI 1:1 -671 -671 26-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.10 AUD CDI 1:1 336 336 26-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 48.10 AUD CDI 1:1 241 241 26-Jun-24 BlackRock Asset Management Canada Limited on mkt buy 48.10 AUD CDI 1:1 1,298 1,298 26-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.10 AUD CDI 1:1 1,026 1,026 26-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.10 AUD CDI 1:1 233 233 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -28,057 -28,057 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -1,411 -1,411 26-Jun-24 BlackRock Asset Management Canada Limited on mkt buy 48.10 AUD CDI 1:1 326 326 26-Jun-24 BlackRock Investment Management, LLC on mkt buy 48.10 AUD CDI 1:1 442 442 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -5,301 -5,301 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.10 AUD CDI 1:1 1,325 1,325 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -16,632 -16,632 26-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.10 AUD CDI 1:1 -3,048 -3,048 26-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -15,390 -15,390 27-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,424 -3,424 27-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.03 AUD CDI 1:1 -6,871 -6,871 27-Jun-24 BlackRock Capital Management, Inc. on mkt sell 46.97 AUD CDI 1:1 -117 -117 27-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.00 AUD CDI 1:1 -6,416 -6,416 27-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.32 AUD CDI 1:1 876 876 27-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.32 AUD CDI 1:1 -198 -198 27-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.32 AUD CDI 1:1 -899 -899 27-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.32 AUD CDI 1:1 -2,707 -2,707 27-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.32 AUD CDI 1:1 -51 -51 27-Jun-24 BlackRock Advisors, LLC on mkt sell 47.32 AUD CDI 1:1 -176 -176 27-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.32 AUD CDI 1:1 -1,388 -1,388 27-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 47.32 AUD CDI 1:1 -3,072 -3,072 27-Jun-24 BlackRock Japan Co., Ltd. on mkt sell 47.32 AUD CDI 1:1 -866 -866 27-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.32 AUD CDI 1:1 -1,747 -1,747 27-Jun-24 BlackRock Advisors, LLC on mkt sell 47.32 AUD CDI 1:1 -1,069 -1,069 27-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.32 AUD CDI 1:1 -6,353 -6,353 27-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.32 AUD CDI 1:1 -355 -355 27-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.32 AUD CDI 1:1 6,601 6,601 27-Jun-24 BlackRock International Limited on mkt sell 47.32 AUD CDI 1:1 -538 -538 27-Jun-24 BlackRock Investment Management, LLC on mkt sell 47.32 AUD CDI 1:1 -5,019 -5,019 27-Jun-24 BlackRock Investment Management, LLC on mkt sell 47.32 AUD CDI 1:1 -619 -619 27-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,130 -5,130 28-Jun-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 7,891 7,891 JHX page 270 of 271

Date of Change Person whose relevant interest changed Nature of change (6) / Consideration given in relation to change (7) Class and number of securities affected Person's votes affected CCY 28-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,119 2,119 28-Jun-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,702 2,702 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.30 AUD CDI 1:1 1,598 1,598 28-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.30 AUD CDI 1:1 228 228 28-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.30 AUD CDI 1:1 285 285 28-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.30 AUD CDI 1:1 196 196 28-Jun-24 BlackRock Advisors (UK) Limited on mkt buy 47.30 AUD CDI 1:1 126 126 28-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.30 AUD CDI 1:1 -88 -88 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.30 AUD CDI 1:1 5,169 5,169 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.30 AUD CDI 1:1 1,211 1,211 28-Jun-24 BlackRock Asset Management Canada Limited on mkt buy 47.30 AUD CDI 1:1 7,460 7,460 28-Jun-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.30 AUD CDI 1:1 21,211 21,211 28-Jun-24 BlackRock Fund Advisors on mkt buy 47.30 AUD CDI 1:1 6 6 28-Jun-24 BlackRock Investment Management (UK) Limited on mkt buy 47.30 AUD CDI 1:1 763 763 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.30 AUD CDI 1:1 -323 -323 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.30 AUD CDI 1:1 -3,124 -3,124 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.30 AUD CDI 1:1 -459 -459 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.30 AUD CDI 1:1 -458 -458 28-Jun-24 BlackRock Investment Management (Australia) Limited on mkt sell 47.30 AUD CDI 1:1 -3,501 -3,501 28-Jun-24 BlackRock Advisors (UK) Limited on mkt sell 47.30 AUD CDI 1:1 -449 -449 28-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.30 AUD CDI 1:1 -198 -198 28-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.30 AUD CDI 1:1 -920 -920 28-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.30 AUD CDI 1:1 -2,055 -2,055 28-Jun-24 BlackRock Institutional Trust Company, National Association on mkt sell 47.30 AUD CDI 1:1 -222 -222 28-Jun-24 BlackRock Advisors, LLC on mkt sell 47.30 AUD CDI 1:1 -10,541 -10,541 28-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.30 AUD CDI 1:1 -310 -310 28-Jun-24 BlackRock Advisors, LLC on mkt sell 47.30 AUD CDI 1:1 -1,885 -1,885 28-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.30 AUD CDI 1:1 -37 -37 28-Jun-24 BlackRock Investment Management (UK) Limited on mkt sell 47.30 AUD CDI 1:1 -710 -710 28-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 47.30 AUD CDI 1:1 -1,742 -1,742 28-Jun-24 BlackRock Asset Management Canada Limited on mkt sell 47.30 AUD CDI 1:1 -9,074 -9,074 28-Jun-24 BlackRock Investment Management, LLC on mkt sell 47.30 AUD CDI 1:1 -740 -740 28-Jun-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 2,846,661 2,846,661 28-Jun-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -468,521 -468,521 28-Jun-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -530 -530 28-Jun-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 677,873 677,873 28-Jun-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 239,961 239,961 28-Jun-24 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 11 11 JHX page 271 of 271

This is Annexure B of 5 pages referred to in form 604 Notice of change of interests of substantial shareholder Annexure B 02-Jul-24 Emma Okoniewski, Authorised Signatory Date 4. Details of present registered holders Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. ADR 1:1 812,303 812,303 Subsidiary of BlackRock, Inc. APERIO GROUP LLC BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 286,515 286,515 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 170,831 170,831 Subsidiary of BlackRock, Inc. BlackRock (Singapore) Limited SSB-STATE STREET SINGAPORE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 8,738 8,738 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 44,811 44,811 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 718,953 718,953 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 192,603 192,603 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 8,776 8,776 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 446,055 446,055 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 98,124 98,124 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited SSB-STATE STREET DUBLIN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 4,224,601 4,224,601 Subsidiary of BlackRock, Inc. BlackRock Advisors (UK) Limited STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 21,625 21,625 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 199,437 199,437 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 64,220 64,220 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 127,552 127,552 Subsidiary of BlackRock, Inc. BlackRock Advisors, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 264,847 264,847 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-CIBC MELLON GLOBAL SECURITIES - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 67,371 67,371 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 4,723 4,723 Subsidiary of BlackRock, Inc. Class and number of Securities JHX page 1 of 5

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Asset Management Canada Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 277,458 277,458 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 21,630 21,630 Subsidiary of BlackRock, Inc. BlackRock Asset Management Canada Limited SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 145,699 145,699 Subsidiary of BlackRock, Inc. BlackRock Asset Management North Asia Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 7,443 7,443 Subsidiary of BlackRock, Inc. BlackRock Capital Management, Inc. STATE STREET BANK, MUNICH, ZURICH BRANCH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 56,992 56,992 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 13,134 13,134 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 34,874 34,874 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 15,154 15,154 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. HSBC-HSBC, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 4,093 4,093 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 32,989 32,989 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 97,306 97,306 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 21,095 21,095 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 9,670 9,670 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 100,860 100,860 Subsidiary of BlackRock, Inc. BlackRock Financial Management, Inc. SSB-STATE STREET BANK & TRUST TORONTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,886 2,886 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 121,287 121,287 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 55,660 55,660 Subsidiary of BlackRock, Inc. BlackRock Fund Advisors SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 7,752,968 7,752,968 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BNP PRIME CUSTODY US Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 19,115 19,115 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 237,073 237,073 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association BOA-MERRILL LYNCH INTL PRIME BROKER - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,460 2,460 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association CITI-CITIGROUP GLOBAL MARKETS PRIME BROKERAGE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 36,760 36,760 Subsidiary of BlackRock, Inc. JHX page 2 of 5

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Institutional Trust Company, National Association JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 5,785,207 5,785,207 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association MS-MORGAN STANLEY & CO INC Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 29,183 29,183 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association NT-NORTHERN TRUST CO. - CHICAGO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 79,786 79,786 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 25,008 25,008 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 33,408 33,408 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association SSB-STATE STREET SACRAMENTO Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 824 824 Subsidiary of BlackRock, Inc. BlackRock Institutional Trust Company, National Association UBS- UBS- ZURICH Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 5,910 5,910 Subsidiary of BlackRock, Inc. BlackRock International Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 46,677 46,677 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited BNP-BNP PARIBAS AUSTRALIA - COGENT Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 68,137 68,137 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited CITI-CITIBANK, HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 311,166 311,166 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited CITI-Citigroup Australia - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 36,172 36,172 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited JPM-JPM CHASE - SYDNEY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,998,894 2,998,894 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited NAB-NATIONAL AUSTRALIA BANK LIMITED - MELBOURNE Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,118,514 1,118,514 Subsidiary of BlackRock, Inc. BlackRock Investment Management (Australia) Limited Northern Trust Singapore Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,390,269 1,390,269 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNP PARIBAS LUX Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 838 838 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNP-BNP Paribas Milan Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 37,714 37,714 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BANK OF NY BRUS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 1,208,144 1,208,144 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY EUROPE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 448,538 448,538 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited BNYM-BONY LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 90,884 90,884 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CB-Caceis Bank Amsterdam Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 21,868 21,868 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CB-CACEIS Bank France Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 930 930 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited CITI-CITIBANK, LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 611,013 611,013 Subsidiary of BlackRock, Inc. JHX page 3 of 5

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Investment Management (UK) Limited CREDIT SUISSE (ZURICH) Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 11,727 11,727 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited HSBC-HSBC - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 392,957 392,957 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 20,635 20,635 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 85,653 85,653 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited Northern Trust Luxembourg Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 14,798 14,798 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited NT-NORTHERN TRUST UK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 370,567 370,567 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited Societe Generale Paris Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 3,229 3,229 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,588 2,588 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STATE HONG KONG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 18,328 18,328 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 79,706 79,706 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET BANK, GERMANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 16,305 16,305 Subsidiary of BlackRock, Inc. BlackRock Investment Management (UK) Limited SSB-STATE STREET LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 122,600 122,600 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 91,152 91,152 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC BNYM-THE BANK OF NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 38,434 38,434 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 202,761 202,761 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 290 290 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-SSB NEW YORK INSTITUTIONAL Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 23,936 23,936 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET BANK LUXEMBOURG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 45,424 45,424 Subsidiary of BlackRock, Inc. BlackRock Investment Management, LLC SSB-STATE STREET MUTUAL FUNDS - BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 14,105 14,105 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. BBH-BROWN BROTHERS HARRIMAN & CO - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 11,354 11,354 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JP MORGAN CHASE - NEW YORK Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 61,654 61,654 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. JPM-JPM CHASE - LONDON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 77,482 77,482 Subsidiary of BlackRock, Inc. JHX page 4 of 5

Holder of Relevant Interests Registered Holder of Securities Person entitled to be registered as holder (8) Nature of Relevant Interest (6) Person's votes Nature of Association Class and number of Securities BlackRock Japan Co., Ltd. MITSUI-SUMITOMO TRUST Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 39,004 39,004 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-State Street Bank And Trust Co. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 467,377 467,377 Subsidiary of BlackRock, Inc. BlackRock Japan Co., Ltd. SSB-STATE STREET BANK, BOSTON Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. CDI 1:1 2,347 2,347 Subsidiary of BlackRock, Inc. SPIDERROCK ADVISORS LLC CHAR-CHARLES SCHWAB & CO., INC. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities held in its capacity as investment manager, reponsible entity or trustee. ADR 1:1 11 11 Subsidiary of BlackRock, Inc. JHX page 5 of 5

Annexure C This is Annexure C of 2 pages referred to in form 604 Notice of change of interests of substantial shareholder 02-Jul-24 Emma Okoniewski, Date Authorised Signatory 7. Addresses The addresses of persons named in this form are as follows: Name Address BlackRock Group BlackRock Inc. 50 Hudson Yards New York, NY 10001 USA BlackRock (Singapore) Limited 20 Anson Road #18-01 079912 Singapore BlackRock Advisors (UK) Limited 12 Throgmorton Avenue. London, EC2N 2DL, United Kingdom BlackRock Advisors, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Asset Management Canada Limited 161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1 Canada BlackRock Asset Management North Asia Limited 15/F, 16/F, 17/F Citibank Tower & 17/F ICBC Tower, 3 Garden Road, Central, Hong Kong BlackRock Capital Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Financial Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Fund Advisors 400 Howard Street San Francisco, CA, 94105 United States BlackRock Institutional Trust Company, National Association 1225 17th Street, Suite 300, Denver, CO 80202 (Colorado, USA) BlackRock International Limited Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom (Scotland, United Kingdom) BlackRock Investment Management (Australia) Limited Level 37 Chifley Tower, 2 Chifley Square, Sydney NSW 2000 Australia BlackRock Investment Management (UK) Limited 12 Throgmorton Avenue London EC2N 2DL United Kingdom BlackRock Investment Management, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Japan Co., Ltd. Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217 (Japan) JHX page 1 of 2

Name Address APERIO GROUP LLC 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833- 3505 SPIDERROCK ADVISORS LLC 251 Little Falls Dr Wilmington, DE 19808-1674 JHX page 2 of 2

JHX 1 | P a g e Annexure D This is Annexure D of 3 pages referred to in form 604 Notice of change of interests of substantial shareholder 02-Jul-2024 Emma Okoniewski, Authorised Signatory Date Type of agreement: Global Master Securities Lending Agreement, Overseas Securities Lending Agreement or Master Securities Lending Agreement. Parties to agreement: The relevant counterparty as described in the lists of Securities Lending Agreements entered into by BlackRock Advisors Limited and BlackRock Institutional Trust Corporation, N.A., respectively, on the following page. Transfer date: The date of the relevant transaction identified as a collateral transfer referred to in Annexure A. Holder of voting rights: The Borrower. Are there any restrictions on voting rights? Yes. Collateral is held through a tripartite structure under which the triparty collateral manager will not act in respect of voting rights unless it receives instructions to do so from the Borrower. If yes, detail Scheduled return date (if any): The date of the relevant transaction referred to in Annexure A. Does the borrower have the right to return early? Yes. The Borrower is entitled to substitute existing collateral with other equities at any time. If yes, detail Does the lender have the right to recall early? Yes, at notice. If yes, detail Will the securities be returned on settlement? Yes. If yes, detail any exceptions A copy of the relevant agreement will be provided to JAMES HARDIE INDUSTRIES PLC or the Australian Securities and Investments Commission upon request.

JHX 2 | P a g e Securities Lending Agreements Agreements entered into between BlackRock Advisors Limited and each of the following counterparties: (a) Bank of Nova Scotia, London Branch GMSLA, 25 August 2011 (b) Barclays Bank plc GMSLA, 9 April 2104 (c) Barclays Capital Securities Limited GMSLA, 2 December 2012 (d) BNP Paribas Arbitrage GMSLA, 30 May 2013 (e) BNP Paribas GMSLA, 8 May 2007 (f) Citigroup Global Markets Limited GMSLA, 18 January 2007 (g) Credit Suisse AG, Dublin Branch GMSLA, 28 September 2015 (h) Credit Suisse International GMSLA, 10 March 2014 (i) Credit Suisse Securities (Europe) Limited GMSLA, 26 August 2015 (j) Deutsche Bank AG, London Branch GMSLA, 25 August 2017 (k) Goldman Sachs International GMSLA, 2nd August 2022 (l) HSBC Bank plc GMSLA GMSLA, 27 October 2016 (m) ING Bank N.V. GMSLA, 12 November 2018 (n) J.P. Morgan Securities plc GMSLA, 12 July 2011 (o) Macquarie Bank Limited GMSLA, 18 August 2014 (p) Merrill Lynch International GMSLA, 3 February 2020 (q) Morgan Stanley & Co International plc GMSLA, 9 June 2021 (r) Natixis SA GMSLA, 29 January 2018 (s) Nomura International plc GMSLA, 2 November 2011 (t) Royal Bank of Canada Europe Limited GMSLA, 3 February 2017 (u) Royal Bank of Scotland plc (renamed to Natwest Markets Plc) GMSLA, 1 April 2011 (v) Santander UK Plc GMSLA, 25 January 2019 (w) Societe Generale GMSLA, 27 January 2012 (x) UBS AG GMSLA, 28 April 2016 (y) UBS Europe SE GMSLA, 1 February 2019 (z) BAL/Banco Santander, S.A. GMSLA, 30 April 2019 (aa) Canadian Imperial Bank of Commerce, London Branch GMSLA, 21 June 2019 (bb) Zürcher Kantonalbank GMSLA, 30 October 2019 (cc) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 7 February 2020 (dd) BNP Paribas Prime Brokerage International Limited GMSLA 19 October 2021 (ee) Jefferies International Limited GMLSA 22 June 2023 Agreements entered into by BlackRock Institutional Trust Corporation, N.A. and each of the following counterparties: a. Bank of Nova Scotia GMSLA, December 6, 2016 b. Barclays Bank plc GMSLA, April 24, 2017 c. Barclays Capital Securities Limited GMSLA, March 15, 2017 d. BNP Paribas Arbitrage GMSLA, June 5, 2017 e. Citigroup Global Markets Limited GMSLA, June 3, 2015 f. Credit Suisse AG, Dublin Branch GMSLA, October 14, 2015 g. Credit Suisse International GMSLA, April 4, 2020 h. Credit Suisse Securities (Europe) Limited GMSLA, October 2, 2015 i. Deutsche Bank AG, London Branch GMSLA, June 7, 2017 j. Goldman Sachs International GMSLA, February 20, 2023 k. HSBC Bank plc GMSLA, February 12, 2013 l. J.P. Morgan Securities plc GMSLA, October 4, 2016 m. J.P. Morgan Securities plc GMSLA (Pledge), July 1, 2020 n. Macquarie Bank Limited GMSLA, October 3, 2016 o. Merrill Lynch International GMSLA, February 19, 2014 p. Morgan Stanley & Co International plc GMSLA, November 16, 2021 q. Nomura International plc GMSLA 03 August 2018 r. Societe Generale GMSLA, September 28, 2016 s. UBS AG GMSLA, May 26, 2016 t. UBS AG GMSLA (Pledge), June 2, 2020 u. UBS Europe SE GMSLA, 1 February 2019 v. The Hongkong and Shanghai Banking Corporation Limited GMSLA, 22 February 2019 w. RBC Europe Limited GMSLA, 4 February 2019 x. ING BANK N.V. GMSLA, 27 February, 2019 y. BANCO SANTANDER, S.A. GMSLA, 11 September, 2019 z. Credit Suisse A.G., Singapore Branch GMSLA, 25 October, 2019

JHX 3 | P a g e aa. Natixis S.A. GMSLA, November 21, 2019. bb. CREDIT SUISSE INTERNATIONAL GMSLA, 4 April 2020 cc. BNP Paribas Prime Brokerage International Limited GMSLA 22 November 2021 These counterparties do not pledge Australian equities: (a) Merrill Lynch, Pierce, Fenner Smith Incorporated These counterparties do not have any business with us anymore although may have done previously: (a) Morgan Stanley Securities Limited (No Business) OSLA 15 March 1999 Royal Bank of Scotland N.V. GMSLA, 12 October 2011 – No Business, superseded by Royal Bank of Scotland PLC